Form 20-F
period 2005-12-31
Pixelplus Co., Ltd.
filed 2006-06-26
CIK 1331588

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-130116

Pixelplus Co., Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name in English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
(1) Common shares, par value (Won)500 per share	The Nasdaq National Market
(2) American Depositary shares, as evidenced by American depositary receipts, each representing one-half of a common share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,055,333 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One).

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

Introduction

We completed the initial public offering of 4,500,000 American Depositary Shares, or ADSs, each representing one-half of a common share, par value (Won)500 per share, on December 27, 2005. On December 21, 2005, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “PXPL.” In addition, on January 25, 2006, certain selling shareholders of our company sold 675,000 ADSs at the initial public offering price of US$8.00 per ADS pursuant to the exercise of the underwriters’ over-allotment option.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, and as of December 31, 2004 and 2005. References to “2003,” “2004,” and “2005” are, where appropriate, references to the years ended or ending December 31, 2003, 2004 and 2005, respectively. In our audited consolidated financial statements for the year ended, and as of, December 31, 2005, our method of accounting for our investment in Pixelplus Technology Inc., or PTI, has been changed from the equity method to the consolidated basis.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

References to “Korea” are to the Republic of Korea; references to “Government” are to the government of Korea; references to “China” or the “PRC” are to the People’s Republic of China; references to “Taiwan” are to Taiwan, Republic of China; references to “U.S.” or the “United States” are to the United States of America; references to “Pixelplus,” “we,” “us,” “our” or “our company” are to Pixelplus Co., Ltd. and its subsidiaries; references to “Korean Won,” “Won” or “(Won)” are to the currency of Korea; references to “NT$” are to the currency of Taiwan; and references to “U.S. dollars,” “US$” or “$” are to the currency of the United States.

Forward-looking statements

This annual report contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” or “will,” or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future result, level of activity, performance or achievement expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among other things, those listed under “Risk factors” as well as those included elsewhere in this annual report.

These forward-looking statements include, but are not limited to, statements relating to:

•	our anticipated capital expenditures and our ability to fund such expenditures;

•	our expectations about growth in demand for our products;

•	the timing of our anticipated new product releases;

•	our ability to enter new markets and expand our product offerings into new applications;

•	our ability to maintain technological leadership and adjust to technological changes;

•	our ability to address material weaknesses in our internal control over financial reporting; and

•	the outcome of patent infringement and shareholder class action litigation.

We undertake no obligation to update or revise publicly any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with Item 5 of this annual report, “Operating and Financial Review and Prospects.” The statement of operations data and cash flow data for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data as of December 31, 2004 and 2005, are derived from our audited consolidated financial statements and related notes thereto, included elsewhere in this annual report.

The statement of operations data and cash flow data for the year ended December 31, 2001 and the balance sheet data as of December 31, 2001 are derived from unaudited financial statements, which have not been included in this annual report. The statement of operations data and cash flow data for the year ended December 31, 2002 and the balance sheet data as of December 31, 2002 are derived from audited financial statements, which have not been included in this annual report.

These audited and unaudited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Item 5 of this annual report, “Operating and Financial Review and Prospects,” and our financial statements and related notes thereto included elsewhere in this annual report.

	For the Years Ended December 31,
	2001		2002		2003		2004		2005		2005(1)
	(unaudited)		(audited)		(audited)		(audited)		(audited)		(unaudited)
	(in millions of Korean Won and thousands of US$, except share and per share data)
Statement of Operations Data:
Revenues:
Products	(Won)	—	(Won)	73	(Won)	17,806	(Won)	31,356	(Won)	38,678	$38,296
Services		—		—		—		4,440		2,906	2,877

Total revenues		—		73		17,806		35,796		41,584	41,173

Cost of revenues:
Products		—		296		14,562		31,457		30,671	30,368
Services		—		—		—		831		546	540

Total cost of revenues		—		296		14,562		32,288		31,217	30,908

Gross profit (loss)		—		(223)		3,244		3,508		10,367	10,265
Operating expenses:
Selling, general and administrative		316		310		1,136		3,966		6,407	6,344
Research and development, net of government grants		773		666		1,335		3,211		3,503	3,468

Total operating expenses		1,089		976		2,471		7,177		9,910	9,812

Income (loss) from operations		(1,089)		(1,199)		773		(3,669)		469	453
Other income (expense):
Interest income (expense), net		(1)		(49)		1		(230)		(539)	(533)
Foreign exchange gain, net		—		—		138		337		194	192
Others, net		—		(23)		(2)		3		30	29

Total other income (expense)		(1)		(72)		137		110		(315)	(312)

Income (loss) before income tax, gain (loss) from equity method investments, dilution gain and minority interest		(1,090)		(1,271)		910		(3,559)		142	141
Income tax expenses		—		—		106		234		—	—

Income (loss) before gain (loss) from equity method investments, dilution gain and minority interest		(1,090)		(1,271)		804		(3,793)		142	141
Gain (loss) from equity method investments, net		—		—		—		(272)		85	84
Dilution gain from equity method investments and consolidated subsidiary		—		—		—		—		411	406
Minority Interest		—		—		—		—		341	338

Net income (loss)	(Won)	(1,090)	(Won)	(1,271)	(Won)	804	(Won)	(4,065)	(Won)	979	$969

Accretion of preferred shares		—		—		(1,149)		(1,569)		(1,927)	(1,908)

Net loss attributable to common shareholders		(1,090)		(1,271)		(345)		(5,634)		(948)	(939)

Loss per share—basic and diluted		(418)		(488)		(283)		(2,353)		(356)	(0.35)

Weighted average number of shares—basic and diluted		2,604,000		2,604,000		2,604,000		2,604,000		2,664,862	2,664,862

Cash Flow Data:
Net cash used in operating activities	(Won)	(244)	(Won)	(766)	(Won)	(4,568)	(Won)	(5,364)	(Won)	(2,550)	$(2,524)
Depreciation and amortization		107		88		146		308		577	571
Net cash provided by (used) in investing activities		(838)		100		(858)		(1,499)		(1,264)	(1,251)
Net cash provided by financing activities		791		114		5,649		7,718		33,615	33,282

	As of December 31,
	2001		2002		2003		2004		2005		2005(1)
	(unaudited)		(audited)		(audited)		(audited)		(audited)		(unaudited)
	(in millions of Korean Won and thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	(Won)	633	(Won)	81	(Won)	286	(Won)	1,194	(Won)	31,040	$30,733
Accounts receivable, net		—		37		5,695		5,446		11,695	11,579
Inventories, net		—		1		6,374		6,818		8,708	8,622
Total assets		1,460		659		15,299		17,666		58,119	57,543
Long-term borrowings		500		425		1,217		1,259		646	640
Total liabilities		1,286		1,757		10,410		17,156		24,350	24,109
Series A convertible redeemable preferred shares		—		—		5,975		6,776		—	—
Shareholders’ equity (deficit)(2)		174		(1,098)		(1,086)		(6,266)		32,950	32,623

	For the Years Ended December 31,
	2002	2003	2004	2005
	(in millions of image sensor units)
Operating Data:
Units sold:
Products	—	1.4	3.1	12.4
Services(3)	—	—	7.7	7.7
Total	—	1.4	10.8	20.1

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect on December 31, 2005 as quoted by the Federal Reserve Bank of New York.
(2)	Shareholders’ equity (deficit) does not include our Series A convertible redeemable preferred shares.
(3)	Equals the total number of image sensors sold by DongbuAnam to Sharp under our services arrangements with DongbuAnam, for each relevant period.

Exchange rate information

This annual report contains translations of Korean Won amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The conversion of Korean Won into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Korean Won as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Korean Won to U.S. dollars and from U.S. dollars to Korean Won in this annual report were made at a rate of (Won)1,010.0 to US$1.00, the noon buying rate in effect as of December 31, 2005. We make no representation that any Korean Won or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between Korean Won and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Low		High		Average(1)		Period-end
	(Korean Won per US$1.00)
Years Ended December 31,

2000	(Won)	1,105.5	(Won)	1,267.0	(Won)	1,130.9	(Won)	1,267.0
2001		1,234.0		1,369.0		1,292.0		1,313.5
2002		1,160.6		1,332.0		1,250.4		1,186.3
2003		1,146.0		1,262.0		1,192.1		1,192.0
2004		1,035.1		1,195.1		1,145.2		1,035.1
2005		997.0		1,059.8		1,023.8		1,010.0
2006
January		958.9		1,002.9		981.4		958.9
February		962.0		976.3		969.8		970.9
March		966.8		982.0		974.7		971.4
April		939.6		970.4		952.6		942.8
May		927.4		951.5		940.8		945.3
June(2)		942.7		961.8		953.1		960.9

Source: Federal Reserve Bank of New York.

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.
(2)	For the period to and including June 19, 2006.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Risks Related to Our Business

We have identified certain material weaknesses in our internal control over financial reporting and if we fail to achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We are a company incorporated in Korea. Prior to our initial public offering in December 2005, we had reported our financial statements under generally accepted accounting principles in Korea, or Korean GAAP, and were subject only to minimum corporate governance and reporting standards applicable to unlisted companies in Korea.

We have identified certain material weaknesses, as defined under standards established by the Public Company Accounting Oversight Board (United States), in our ability to support the financial reporting requirements of a U.S. registrant. During our audit process, we discovered errors in the unaudited financial data for 2005 previously publicly announced in February 2006. We notified the Audit Committee of our Board of Directors of the potential errors, and the Audit Committee conducted its own independent review. As a result of this review, management and the Audit Committee determined that certain errors had occurred which principally affected the timing of revenue recognition for certain sales and the accounting for our investment in PTI. As a result of such review, we have specifically identified the following material weaknesses:

•	We did not retain accounting staff with sufficient depth and skill in the application of U.S. GAAP commensurate with the reporting requirements of a U.S. registrant.

•	We did not have adequate internal review procedures and effective controls over establishing and maintaining accounting policies, consistent with the U.S. GAAP, specifically related to revenue recognition, valuation of accounts receivable, valuation of inventory, accounting for share-based compensation and consolidation accounting.

•	As part of our financial statement close process, we rely heavily on spreadsheet programs to generate our financial records and data. Additionally, we do not have the appropriate controls over the output from these spreadsheets to ensure that our consolidated financial statements are free of material misstatement or other inaccuracies resulting from computational or other output errors.

•	We did not maintain an adequate periodic reconciliation process for transactions and balances between our subsidiaries, equity investees and third party contractors.

Although our management is currently executing a range of actions to address the weaknesses identified by us and our auditors in our internal controls and financial reporting procedures, including hiring qualified management personnel and implementing an enterprise accounting system to support U.S. GAAP reporting, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Since we are now a publicly-traded company on Nasdaq and subject to the Sarbanes-Oxley Act of 2002, we are now subject to more stringent obligations than those previously applicable to us. If we fail to create an effective system of internal controls, we may be unable to accurately report our financial results or prevent errors or fraud, and investor confidence and the market price of our ADSs may be adversely affected. See Item 15 of this annual report, “Controls and Procedures,” for additional discussion of the material weaknesses.

We have been named as defendant in certain litigation regarding intellectual property infringement, which could divert management attention, be costly and time-consuming to defend and prevent us from using the challenged technology and selling some or all of our products.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We are currently a defendant in ongoing litigation matters regarding intellectual property infringement as described in Item 8 of this annual report, “Financial Information—Consolidated statements and other financial information—Legal proceedings.” Although we believe that these claims are invalid and our cancellation proceedings will be successful, if the relevant patents held by MagnaChip Semiconductor, Ltd., or MagnaChip, are found to be valid and we are held to have infringed those patents, all of our products and our core technology could be held to be infringing MagnaChip’s patents. In such an event, we may be required to pay substantial damages and develop alternative non-infringing intellectual property or enter into intellectual license agreements with MagnaChip which may not be available on acceptable terms or at all. If such intellectual property were to become unavailable, our business could be materially and adversely affected. Protracted litigation could also cause our customers, or potential customers, to defer or limit the purchase of our products until the resolution of such litigation. In addition, MagnaChip may seek to obtain an injunction to prevent us from selling our products or using technology that employs the allegedly infringing intellectual property.

In addition, other companies may pursue litigation against us with respect to other claims in the future. An adverse result in any litigation regarding patent and other intellectual property rights may cause us to incur significant expenses, subject us to liability for damages, including treble damages if we are held to have willfully infringed, and invalidate our proprietary rights. These lawsuits, regardless of their outcome, would likely be expensive to resolve and could divert management’s time and attention.

We may in the future initiate claims or litigation against third parties for infringement of our intellectual property rights or determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could also result in significant expenses and the diversion of the attention of our management and technical personnel.

Although we take, and will continue to take, steps to ensure that our new products do not infringe third party intellectual property rights, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that other claims alleging infringement of third party rights may be brought against us which could have a material adverse impact on our operating results and financial condition.

We have been named as a defendant in certain shareholder class action litigation that could have a material adverse impact on our operating results and financial condition.

We are currently a defendant in ongoing shareholder class action litigation as described in Item 8 of this annual report, “Financial Information—Consolidated statements and other financial information—Legal proceedings.” We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of the shareholder class action litigation. An unfavorable outcome from these litigation matters could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business.

We depend on a few key customers to generate a majority of our revenues, and if any key customer was to discontinue, significantly reduce or delay or cancel its purchases of our products, or become insolvent or declare bankruptcy, our revenues could be significantly reduced.

A significant portion of our revenues is currently derived from a relatively small number of customers. Our top five customers accounted for approximately 97%, 79% and 63% of our revenues in 2003, 2004 and 2005, respectively. In addition, our business with Sharp Corporation, or Sharp, through our services arrangement with DongbuAnam Semiconductor Inc., or DongbuAnam, accounted for 38.5% of our total CMOS image sensor unit volume and 6.8% of our total revenues in 2005. See Item 4 of this annual report, “Information on the Company—Business overview—Services.” In the event one or more of our top customers were to delay or cancel their production of products incorporating our CMOS image sensors or reduce or discontinue their dealings with us, we could suffer a significant decline in revenues. See Item 4 of this annual report, “Information on the Company—Business overview—Customers.”

In addition, our customers conduct business in highly competitive and rapidly changing industries, such as mobile communications and consumer electronics. If any of our customers were to become insolvent or declare bankruptcy, we could be forced to write off related accounts receivables which were booked as revenues. For example, two of our top ten customers in 2004 based on revenues, Maxon Telecom Co., Ltd., or Maxon, and Telson Electronics Co., Ltd., or Telson, experienced financial difficulties in the second quarter of 2004 and are undergoing reorganization and bankruptcy, respectively. The total current receivable amount outstanding from Maxon is approximately (Won)1,212 million. We cannot guarantee when or if we will recover any of such outstanding amounts. In addition, we have written off the entire amount of receivables payable to us from Telson, which totaled (Won)191 million. See Item 8 of this annual report, “Financial Information—Consolidated statements and other financial information—Legal proceedings.”

Intense competition from larger and more established CMOS image sensor manufacturers could reduce our market share, our revenues and our profits.

The CMOS image sensor market is very competitive and is characterized by rapid technological changes, evolving standards, short product life cycles and decreasing prices. As a result, we are not able to assess our exact competitive position relative to our main competitors. We face competition from well-established companies, such as MagnaChip, Micron Technology Inc., or Micron, OmniVision Technologies, Inc., or OmniVision, STMicroelectronics N.V. and Toshiba Corporation, that sell highly-integrated single chip CMOS image sensors, as well as from other competitors. We expect competition in the CMOS image sensor market to continue to increase. For our higher-end image sensors, such as our planned 3.2 megapixel product, we also expect to compete with CCD image sensor manufacturers, such as Sony Corporation.

Compared to us, many of our competitors have longer operating histories, greater presence in key markets, stronger name recognition, more established access to a large customer base and significantly greater financial, sales, marketing, manufacturing, distribution and technical resources. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and customer requirements, devote greater resources to the promotion and sale of their products, or price their products more aggressively and competitively than us.

We cannot assure you that we will be able to compete successfully against current or potential competitors, or that competition will not seriously harm our business by reducing our market share, our revenues and our profits. See Item 4 of this annual report, “Information on the Company—Business overview—Competition,” for additional information about our competitors and competition in our market.

Continuing declines in our average sales prices may result in declines in our gross margins and profits.

The CMOS image sensor market is characterized by intense price competition. As a result, we have experienced market driven pricing pressures and a decline in average sales prices for our products, which we expect will continue in the future. For example, from 2004 to 2005, the average sales price for our video graphic array, or VGA, image sensors, our top selling product for those periods, declined by approximately 59%. Our competitors, such as Micron and OmniVision, have significantly greater financial resources to withstand pricing pressures and declining margins. If we are unable to offset declining average sales prices by achieving manufacturing cost efficiencies, developing new products incorporating more advanced technology or adding new features, our gross margins and profits will decline.

If we cannot develop and introduce new CMOS image sensors, we may not generate sufficient revenues to offset our initial product design, development, production and marketing costs, and our gross margins and profitability will decline.

The development of new CMOS image sensors is highly complex, and we have experienced delays in completing the development and introduction of new products in the past. As our products integrate new and more advanced functions, they become more complex and increasingly difficult to design. Our future ability to develop and introduce new products depends on a number of factors, including:

•	our accurate prediction of market requirements and evolving standards, including pixel resolution, pixel size, power requirements, optical size and other special features;

•	our timely completion and introduction of new product designs;

•	our successful partnerships with foundries to achieve timely and high manufacturing yields; and

•	market acceptance of our new products and consumer acceptance of our customers’ end-products which incorporate our CMOS image sensors.

If we cannot successfully develop and introduce new CMOS image sensors, we may not be able to generate sufficient revenues to offset our costs, and our gross margins and profitability will decline.

We may not accurately forecast customer demand and the number of wafers we need, and therefore we may not be able to react to fluctuations in demand for our products, which could result in unsold inventory, lower revenues and declines in our gross margins.

We forecast customer demand based on a number of factors, including customer data, market intelligence and historical data. However, accurate forecasting is a difficult process because actual customer demand often varies from customer data and projections, unexpected events occur, market intelligence can be wrong and historical data may not be reliable due to the relatively short history of the CMOS image sensor industry. It is critical that we accurately forecast customer demand and the number of wafers we need because if customer demand falls below our forecasts, we may be required to retain excess wafer inventories, which could increase our operating expenses and reduce our gross margins.

In addition, rapid market driven declines in the value of image sensors may result in inventory write-downs, if the estimated realizable value for our goods in inventory is determined to be below our cost and the number of units on hand is determined to exceed the number of units that we had forecasted to sell over a certain period of time. As a result of unsold lower grade image sensors, canceled orders from financially-troubled customers, unsold image sensors manufactured in anticipation of future orders and a rapid decline in the value of our goods in inventory, we recognized a loss on valuation of inventory of (Won)7,349 million and (Won)2,673 million (US$2.6 million) in 2004 and 2005, respectively. See Item 5 of this annual report, “Operating and Financial Review and Prospects—Inventory Loss” for additional information about our cost of revenues and loss on valuation of inventory. If we are unable to more accurately forecast product demand, we face a higher risk of excess inventory and product obsolescence, which could increase our cost of revenue and reduce our gross margins. We also may not meet customers’ demands in a timely manner.

Because we depend on a single wafer foundry to manufacture all of our products, we have less control over the wafer manufacturing process and the allocation of manufacturing capacity. If our current wafer foundry experiences any disruption, we may not be able to find a replacement foundry. This dependence may limit our ability to respond promptly to increased customer demands, which could result in unforeseen manufacturing and operations delays and costs, harm our relationships with our key customers and lower our future revenues.

We do not own or operate a semiconductor fabrication facility. Currently, we rely on DongbuAnam, located in Korea, to produce all of our integrated circuit wafers. Although we entered into a manufacturing outsource agreement in November 2005 with United Microelectronics Corporation, or UMC, we expect our reliance on DongbuAnam to continue until the end of 2006. We are still at a testing phase with UMC and expect to commence the actual manufacturing of our products at the time we release our 0.13 µm process technology based CMOS image sensors, currently scheduled to be in the second half of 2006. Our current reliance on DongbuAnam involves a number of significant risks, including:

•	the sudden loss of all manufacturing services;

•	the lack of guaranteed production capacity or product supply;

•	reduced control over delivery schedules, quality assurance, manufacturing yields and production costs; and

•	unavailability of, or delayed access to, next generation or key process technologies.

We do not have a long-term supply agreement with DongbuAnam. Instead, we secure manufacturing capacity on a rolling six-month forecast and purchase order basis. DongbuAnam has no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order based on our rolling six-month forecast. Our requirements represent a small portion of DongbuAnam’s total manufacturing capacity, and it may reallocate capacity to more preferred customers during periods of high demand.

If our independent foundries are unable or unwilling, for any reason, to continue to manufacture our wafers in the required volumes, at acceptable quality, yields and costs and in a timely manner, our business will be adversely affected. As a result, we would have to identify and qualify one or more substitute foundries, a time-consuming and complex process that could result in unforeseen manufacturing and operations delays and costs. In addition, if competition for foundry capacity increases, we may be required to incur additional production costs to secure access to alternative manufacturing services, which may result in reduced manufacturing yields and quality. If we fail to meet our wafer supply requirements in the future, our ability to win large customer orders and respond promptly to any increase in demand could be adversely affected, which could harm our relationships with our key customers and lower our future revenues.

Problems with wafer manufacturing yields or back-end processing yields could increase our product costs and lower our gross margins.

If our independent wafer foundries cannot achieve the high yields we expect, our per unit costs will increase and our product availability will decrease. Wafer yields are a function both of our design technology and the particular foundry’s manufacturing process technology. Low yields may result from design errors or manufacturing failures. Unlike many other semiconductor products, optical products can be effectively tested only at the end of the manufacturing process. Accordingly, we perform a final test of our products only after they are assembled. As a result, yield problems may not be identified until our products are well into the production process. For example, we experienced lower yields during a period from the fourth quarter of 2004 to the first quarter of 2005 due to hardware upgrades at DongbuAnam. The risks associated with low yields are exacerbated because we rely on a single independent wafer foundry and have only recently engaged an alternative foundry. In addition to wafer manufacturing yields, our products are subject to yield loss in subsequent manufacturing steps, often referred to as back-end processing, such as dicing, cutting the wafer into individual devices, or die, and packaging. Any of these potential problems with wafer manufacturing or back-end processing yields could increase our unit costs and lower our gross margins.

If the mobile camera phone market fails to grow and develop as we anticipate, our future revenues and profits could decline.

We derived approximately 97.0% and 92.0% of our revenues from the mobile camera phone market in each of 2004 and 2005, respectively. Our current business model and our future success depend in large part on the continued growth of the mobile camera phone market. If the mobile camera phone market does not grow as anticipated, or if demand for our image sensors in this market decreases, our future revenues and profits could decline.

We have a limited number of patents and pending patent applications compared to our competitors, and we may be unable to protect adequately our existing intellectual property, which could have an adverse effect on our competitive position, and adversely impact our ability to generate revenues and profits.

Compared to our well-established competitors, we have a relatively limited number of patents and pending patent applications. We cannot assure you that our limited number of patents, combined with trade secret laws, nondisclosure agreements and other protective methods, will be effective in protecting our proprietary technologies.

We currently have six patents issued in Korea and five patents issued outside of Korea, and 22 patent applications pending in Korea and two patent applications pending in China and Japan. We cannot assure you that any patent application will be successful or, if a patent is issued, that it will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents. To minimize this risk, we may need to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement, and we may lose our competitive advantage before we detect any such infringement, which could adversely impact our ability to generate revenues and profits.

Furthermore, our limited number of patents and pending patent applications may limit our ability to compete effectively against our competitors with larger patent portfolios or defend against any patent infringement claims brought by those competitors. Our competitors may have developed or may develop technologies that are protected by patents, thereby making those technologies unavailable to us or available only under unfavorable terms and conditions.

We may not be able to effectively enforce our intellectual property rights.

Although our products are generally protected through patents and other forms of intellectual property rights protection, our ability to enforce those rights may vary substantially in both degree and quality among the various jurisdictions in which we operate. As a result, our efforts to protect our intellectual property may not be adequate, and we may be unable to enforce our rights in a timely manner. See “—Risks Related to Specific Countries—The uncertain legal environment in China could adversely affect our ability to provide our products and generate revenues in China.”

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the CMOS image sensor industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could have an adverse effect on our competitive position, which could adversely impact our ability to generate revenues and profits.

We rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation in our business. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship, and all confidential information developed or made known to the individual during the term of the relationship, is our exclusive property. We also enter into confidentiality agreements with each of our independent contractors to ensure that all of our confidential or proprietary information made known to the contractor during the term of the relationship is protected and not disclosed or used without our authorization. However, we cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the CMOS image sensor industry. In addition, effective trade secret protection may not be available or may be limited in certain foreign countries where we conduct our business, such as in China, which could further adversely affect our competitive position in those countries. See “—Risks Related to Specific Countries—The uncertain legal environment in China could adversely affect our ability to provide our products and generate revenues in China.”

We have incurred significant losses since our inception, and our failure to maintain profitability in the future could cause the market price of our ADSs to decline.

We incurred a net loss of (Won)4,065 million in 2004 and recognized net income of only (Won)979 million (US$1.0 million) in 2005. In the future, we expect our research and development expenses to increase as we develop new products. In addition, we expect our selling, general and administrative expenses to increase as we hire additional personnel and open new sales and representative offices outside Korea. If our costs and expenses exceed our revenues, we may incur net losses and may not maintain profitability in the future. Our failure to maintain profitability could cause the market price of our ADSs to decline.

Our business depends on the growth of emerging applications for CMOS technology, and any delay in the growth of emerging applications could adversely affect our ability to increase our revenues and earnings.

Our business strategy depends on the growth of various markets in which our CMOS image sensors are used. The following factors may delay the emergence of new markets for our products, any of which could impact our ability to grow or sustain our future revenues and earnings:

•	the failure of the emergence of a universal platform for imaging solutions for various consumer and industrial emerging applications relating to automobiles, biometrics, pattern recognition, medical devices, security and surveillance systems and toys;

•	the failure to develop user-friendly and affordable new products using CMOS image sensors or the lack of market acceptance of such new products; and

•	the development of alternative technology, such as the hybrid image sensor technology combining CMOS and CCD technologies, and improvements in or price reductions for CCD image sensors.

Fluctuations in our quarterly operating results make it difficult to predict our future performance and may result in volatility in the market price of our ADSs.

Our quarterly operating results have varied significantly from quarter to quarter in the past and are likely to vary significantly in the future based on a number of factors related to how we manage our business and other industry-related factors. These factors, many of which are more fully discussed in other risk factors, include:

•	our ability to introduce, market and sell new products;

•	our ability to realize acceptable margins from product sales;

•	the ability of our third party foundries to achieve and maintain high manufacturing yields, especially for new products;

•	the ability of our contractors to provide manufacturing, testing, packaging and assembly services at competitive rates;

•	the growth rate of the mobile camera phone market and emergence of other applications for our CMOS image sensors;

•	the timing and amount of orders from our customers, including order delays in anticipation of new products or enhancements by us or our competitors;

•	our ability to accurately forecast demand for our products;

•	our gain or loss of a large customer and a design win or loss from a potential large customer;

•	quarterly fluctuation in the demand for mobile phone production; and

•	the announcement and introduction of competing products and technologies.

In addition, our introduction of new products and changes in our product mix may continue to affect our gross margins and quarterly operating results.

These factors are difficult to forecast and could cause our quarterly operating results to fluctuate which could in turn adversely affect the price of our ADSs in a manner unrelated to our long-term operating performance. Due to the potential volatility of our ADS price, you should not rely on the results of any one quarter as an indication of our future performance. It is likely that our quarterly operating results will at times fall below the expectations of security analysts and investors. In such event, our ADS price will likely decrease.

Failure to manage our growth effectively could adversely affect our ability to increase our revenues and improve our earnings.

We are experiencing a period of significant growth that will continue to place a great strain on our management and other resources. We have grown from 6 employees in April 2000 to 119 employees worldwide as of December 31, 2005 and expect to grow by another 20 employees by the second half of 2006. To manage our growth effectively, we must, among other things:

•	implement and improve operational, financial and internal control systems;

•	implement employee training programs and facilitate integration;

•	attract and retain qualified personnel with relevant experience; and

•	expand our sales and marketing, research and development and administrative support personnel.

We must also manage a growing number of relationships with customers, business partners, international and domestic sales agents and other third parties, such as wafer foundries and testing, packaging and assembly vendors. Our growth may significantly overburden our management and financial systems and other resources. We also cannot assure you that we have made adequate allowances for the costs and risks associated with our expansion. If our systems, procedures or controls are not adequate to support our operations and we are not able to expand quickly enough to capitalize on potential market opportunities, our future growth could be adversely affected and our future revenues will be reduced.

Unforeseen operational delays by our third party contractors in testing, packaging, and assembling our products can impact our ability to fulfill customer orders in time and ultimately harm our relationship with our customers and lower our revenues.

We depend on independent contractors for testing and packaging of our CMOS image sensors and for assembly of our camera modules. We do not receive service or capacity guarantees from our third-party contractors. Instead, we obtain services from them on a purchase order basis. Our reliance on these third-party contractors involves risks, such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or could increase our manufacturing, testing or packaging costs. If these contractors are unable or unwilling to continue to provide testing and packaging services or fail to deliver products of acceptable quality at an acceptable cost and in a timely manner, our business would be seriously harmed. We would have to identify and qualify substitute contractors, which could be costly, time-consuming and difficult, particularly given the limited number of alternative contractors providing the services we need. Any such unforeseen operational delays could impact our ability to fulfill customer orders in time and ultimately harm our relationship with our customers and lower our revenues.

If we do not succeed in hiring and retaining candidates with appropriate qualifications, our product development efforts and sales and marketing strategies could be delayed, which could reduce our future revenues and profitability.

Our success depends to a significant extent upon the continued contributions of our key management, technical and sales personnel, many of whom would be difficult to replace. The loss of one or more of these employees could seriously harm our business. We have no agreements that obligate our employees to continue working for us. Our success also depends on our ability to identify, attract and retain qualified technical personnel, particularly analog or mixed signal design engineers, as well as sales, marketing, finance and management personnel. In particular, as CMOS image sensors have been recently commercialized, there are a limited number of engineering experts in this sector. Intense competition for qualified personnel has made retaining our key personnel and recruiting new qualified personnel a challenge and may result in increased compensation costs. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our product development efforts and sales and marketing strategies could be negatively affected, which could reduce our future revenues and profitability.

As a growing percentage of our products are manufactured and sold outside of Korea, we will face foreign business, political and economic risks that could result in inefficiencies and increased costs, as well as lower revenues and reduced profitability.

Exports accounted for approximately 30.5% and 74.1% of our revenues in 2004 and 2005, respectively. We anticipate that exports will continue to account for a substantial portion of our revenues in the future. As we expand our overseas operations, we may further increase our reliance on third-party contractors for manufacturing, testing, packaging and assembly of our products, a significant portion of which may be conducted outside of Korea. In addition, our customers are located in China, Japan, Taiwan, Europe and the United States. Accordingly, we will be subject to increased foreign risks, including risks related to:

•	staffing and managing foreign operations;

•	monitoring compliance with local laws;

•	managing third party foundries and contractors;

•	managing sales agents and distributors; and

•	collecting accounts receivables from foreign customers.

Any of these factors could result in inefficiencies and increased costs of conducting business outside of Korea and reduce our revenues and profitability.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Approximately 98% of our revenues in 2005 were denominated in U.S. dollars and approximately 78% of our selling, general and administrative expenses and 22% of our cost of revenues in 2005 were denominated in Korean Won. As a result, decreases in the value of the U.S. dollar against the Korean Won will decrease our revenues and increase the costs of making and selling our products, leading to a reduction in operating margin and profitability.

To date, we have not engaged in any foreign currency hedging activities to reduce our exposure to exchange rate fluctuations. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner or at all.

We may be considered a passive foreign investment company, which could lead to additional taxes for U.S. holders of our ADSs.

Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income, from time to time. The amount of goodwill will depend in part on the market value of our ADSs or common shares, which may be especially volatile for a technology-related enterprise such as ours. We have limited control over these variables. Although we do not believe we were a PFIC in 2005, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are treated as a PFIC during any year of a U.S. holder’s holding period with respect to our ADSs or common shares, the U.S. holder will generally be required to treat certain excess distributions and any gain on the sale or other disposition of our ADSs or common shares as ordinary income and an interest charge may also apply, unless the U.S. holder makes a mark-to-market election. For a more detailed description of the U.S. federal income tax consequences of the ownership of our ADSs and common shares, please see Item 10 of this annual report, “Additional Information—Taxation.”

We may be required to take significant actions that are contrary to our business objectives in order to avoid being deemed an investment company as defined under the Investment Company Act of 1940, as amended.

Generally, the Investment Company Act of 1940, as amended, or the Investment Company Act, provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if:

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities, and

•	40% or less of the fair market value of the company’s total assets is represented by investment securities.

We are primarily engaged, directly and through our subsidiaries, in the business of designing, developing and marketing CMOS image sensors and camera modules, and believe that currently less than 40% of the fair market value of our total assets is represented by investment securities. Consequently, we believe that we are not an investment company as that term is defined under the Investment Company Act. However, in the future, we may be required to take actions to avoid the requirement to register as an investment company, such as shifting a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest or other income that we could otherwise generate from investment activities. We may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy. In addition, we hold minority equity interests in PTI and Tesna Co., Ltd., or Tesna. If the value of these investment securities increases in the future, we may need to dispose some or all of these investment securities to avoid being deemed an investment company.

Regulations adopted under the Investment Company Act also impose limitations on the activities of investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters, any of which would be incompatible with our operations as currently conducted. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

Risks Related to Our Regulatory Environment

Restrictions on currency exchange in certain of the jurisdictions in which our products are distributed may limit our ability to receive and remit revenues effectively, which would adversely affect our financial condition and liquidity.

The governments in certain jurisdictions in which our products are distributed, including China and Taiwan, impose controls on the convertibility of the local currency into foreign currencies and, in some cases, the external remittance of currency. Under current foreign exchange transaction regulations, shortages in the availability of foreign currency may restrict the ability of our overseas customers to make payments to us in U.S. dollars. Restrictions on our ability to receive payments from our overseas customers would adversely affect our financial condition and liquidity.

The discontinuation of any of our preferential Korean tax treatment could materially reduce our net income.

Under Korean law and regulations, a small- and medium-sized venture company may be entitled to enjoy preferential tax treatment from the Korean government in the form of a 50% reduction in corporate income tax rates for the year in which it first generates taxable income and the following five years if the company satisfies a number of financial and non-financial criteria, including the maintenance of its status as a designated venture company. We first generated taxable income in 2003, and we were subject to a reduced tax rate of 14.85% for 2003 and 2004. For 2005, the reduced rate of 14.85% has been further reduced to 13.75% due to a reduction in the statutory tax rate from 29.7% to 27.5%. We expect to be qualified for this reduced tax rate until December 31, 2008, subject to our continuing need to meet a number of financial and non-financial criteria, including maintenance of our status as a venture company. Our status as a venture company is subject to evaluation and renewal in November of each year and there is no guarantee that we will qualify for the renewal in the future. If we fail to so qualify, our tax rate will increase to the standard tax rate. The discontinuation of this preferential tax treatment could lead to a material reduction in our net income. See Item 5 of this annual report, “Operating and Financial Review and Prospects—Income Tax Expenses.”

Risks Related to Specific Countries

Increased tensions with North Korea could adversely affect our business, financial condition and results of operations.

Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased as a result of a public announcement in February 2005 that North Korea possesses nuclear weapons and has declared that it will not participate in the six-party talks with Korea, the United States, China, Japan and Russia. In July 2005, North Korea returned to the six-party talks and held bilateral talks with the United States to discuss the issue of nuclear weapons. In September 2005, the six parties reached an accord, under which North Korea pledged to give up nuclear weapons and abandon existing nuclear programs in exchange for economic assistance and security assurances from the United States. However, obstacles are expected to remain as to the interpretation and implementation of the accord. There can be no assurance that the level of tensions will not escalate. We derived 69.5% and 25.9% of our revenues in 2004 and 2005, respectively, from our customers located in Korea. Although we do not derive any revenue from, and do not sell any of our products in, North Korea, any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could harm our business, financial condition and results of operations.

Adverse economic, political or social developments or a decrease in domestic demand in China could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our products and our future revenues.

We derived 21.4% and 61.7% of our revenues in 2004 and 2005, respectively, from our customers located in China. Accordingly, our operating results and financial condition are affected by economic, political, social and legal developments in China, as well as changes in the demand for our CMOS image sensors by customers in China. We cannot predict the future direction of the economic reform measures that have been adopted by the PRC government or the effects these measures may have on our business, results of operations or financial position. In addition, China’s economy differs from the economies of most countries belonging to the Organisation for Economic Co-operation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business and the businesses of our customers in China may not develop in the same way or at the same rate as might be expected if China’s economy were similar to those of other OECD member countries.

In addition, there can be no assurance that any growth in China’s economy will be stable or that any slowdown will not have a negative effect on our business; that deflation will not reoccur in the foreseeable future; or that the level of international trade to and from China will not cease to grow at historical rates or even decrease, which could negatively impact demand for our products. Finally, our PRC customers’ business and our results of operations and financial condition could be negatively affected by adverse changes in government monetary policies, import-export polices and regulations, tax regulations or policies and regulations affecting the high technology industry. Most recently, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates and placing additional limitations on the ability of commercial banks to make loans, in order to slow down growth in certain segments of its economy it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our CMOS image sensors and reduce our future revenues.

The uncertain legal environment in China could adversely affect our ability to provide our products and generate revenues in China.

A significant portion of our business comes from our customers in China. To serve such customers and future customers in China, we established Pixelplus Shanghai Ltd. in September 2004 to serve as our sales and marketing headquarters in China. Pixelplus Shanghai Ltd. is wholly-owned by Pixelplus Asia Co., Limited, our Hong Kong holding company, which in turn is wholly-owned by us. Somewhat similar to Korea, the legal system of China is a civil law system based on written statutes. Unlike the common law system of the United States, it is a system in which decided legal cases have little precedential value. In recent years, the PRC government has promulgated a comprehensive system of laws and regulations governing economic matters. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. As a result, the legal protections available to foreign investors and entities, including you and us, such as the right of foreign-invested enterprises to hold licenses and permits for customs-related business, and approvals necessary to conduct our business in China, are uncertain and, to a large degree, untested. As the PRC legal system matures, changes in its legislation or interpretation of its legislation may adversely affect our ability to provide our products and generate revenues in China.

Disruptions in Taiwan’s political environment could seriously harm the businesses of our customers in Taiwan and, in turn, our results of operations in Taiwan.

The government of China asserts sovereignty over mainland China and Taiwan, and does not recognize the legitimacy of the government of Taiwan. The government of China has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. On March 14, 2005, the government of China passed an anti-secession law which provides that in the event that the “Taiwan independence” secessionist forces should act to cause Taiwan’s secession from China, or any major incident causing Taiwan’s secession from China should occur, or that possibilities for a peaceful reunification should be completely exhausted, China will employ non-peaceful means and other necessary measures to protect China’s sovereignty and territorial integrity.

In 2005, we derived approximately 5.3% of our total revenues from our customers in Taiwan. Deterioration of the relationship between Taiwan and China, and other factors affecting Taiwan’s political environment, may materially and adversely affect our Taiwanese customers’ businesses and, in turn, our results of operations in Taiwan.

Risks Related to Our Common Shares and ADSs

The market price for our ADSs may be volatile, and the value of your investment in our ADSs may decrease.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to the factors set forth elsewhere in this section, as well as:

•	our financial results;

•	the history of, and the prospects for, us and our industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues and cost structures;

•	the present state of our development; or

•	the valuation of other publicly-traded companies in our industry.

In addition, from time to time, Nasdaq has experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies. As a result, investors in our ADSs may experience a decrease in the value of our ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of our senior management, and an adverse ruling could have a material adverse effect on our business, financial condition and results of operations.

We will incur increased costs as a result of being a public company, which could reduce our net income.

We are a company incorporated in Korea and operate in a business and cultural environment that is different from that of the United States. Unlike certain other Korean companies currently listed on Nasdaq, we are not a public company in Korea. As such, we are not subject to any public reporting requirements and we are subject only to minimum corporate governance and reporting standards applicable to unlisted companies in Korea. As a public company listed on Nasdaq, we will be subject to the reporting obligations of the Securities and Exchange Commission, or SEC, which many consider to be more stringent, rigorous and expensive than those of Korea. As a result, we will incur greater costs for legal, accounting and other services than we have incurred as a private company. We will also incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the National Association of Securities Dealers, or NASD. We expect these rules and regulations will increase our legal, accounting and financial compliance costs, will make some compliance activities more time-consuming and costly and, in turn, will increase our operating expenses and reduce our net income. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Failure to achieve and maintain effective internal control over financial reporting in accordance with the requirements of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, results of operations and the trading price of our ADSs.

The SEC, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, a public company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for 2006. In connection with the audit of our financial statements, our management and our independent registered public accounting firm identified certain material weaknesses in our finance team’s ability to support the financial reporting requirements of a U.S. registrant. See “—Risks Related to Our Business—We have identified certain material weaknesses in our internal controls and if we fail to achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected.” If we are not able to properly address the material weaknesses in our internal control over financial reporting, or if our independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue a qualified report. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline for compliance with the requirements of Section 404. Any of these outcomes could cause investors to lose confidence in the reliability of our financial statements, which ultimately could harm our business and negatively impact the trading price of our ADSs.

The holders of our common shares and our ADSs may have more difficulty in protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, a shareholder must own at least:

•	1% of a company’s total issued shares to bring a shareholders’ derivative lawsuit;

•	3% to demand an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company; and

•	10% to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in significant and irreparable injury to the company or to apply to the court for reorganization in the case of an insolvency.

In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the concept of the “business judgment rule” exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted in a particular circumstance. Holders of our ADSs may have more difficulty in protecting their interests against actions of our management, members of our board of directors or controlling shareholder than they would as shareholders of a U.S. corporation.

Any dividend paid on our common shares will be in Korean Won, and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount of any dividend received by you.

If and when we declare cash dividends, the dividends will be paid to the depositary in Korean Won and then converted by the depositary into U.S. dollars. Fluctuations in the exchange rate between the Korean Won and the U.S. dollar will affect, among other things, the U.S. dollar amounts you receive from the depositary as dividends. Holders of ADSs may not receive dividends if the depositary does not believe it is reasonable or practicable to do so. In addition, the depositary may collect certain fees and expenses, at the sole discretion of the depositary, by billing the holders of ADSs for such charges or by deducting such charges from one or more cash dividends or other cash distributions we distribute to holders of our ADSs.

Your ability to deposit or withdraw common shares into and from the depositary facility may be limited, which may adversely affect the value of your investment.

Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the difference between:

•	the aggregate number of common shares we have consented to be deposited for the issuance of ADSs, including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs; and

•	the number of common shares on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common shares will not be accepted for deposit unless our consent with respect to such deposit has been obtained or our consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement.

As an ADS holder, you will not be treated as our shareholder, and you may be unable to exercise preemptive rights, voting rights or appraisal rights as a holder of our common shares do.

Under the Korean Commercial Code and our articles of incorporation, our shareholders have (i) the preemptive rights to subscribe for new common shares in proportion to their existing ownership percentages whenever we issue new common shares (except under certain circumstances as provided in our articles of incorporation), (ii) voting rights, and (iii) dissent and appraisal rights to require us to purchase their common shares in some limited circumstances. However, as an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise the above rights of our shareholders. Under Korean law, the depositary will be the shareholder of our common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

With respect to the preemptive rights, if we issue new common shares to third parties based on any of the exceptions as provided in our articles incorporation, a holder of our ADSs will be diluted. See Item 10 of this annual report, “Additional Information—Share capital.” If none of such exemptions is available under Korean law, we may be required to grant subscription rights to our shareholders, including the depositary, when issuing additional common shares. However, under U.S. law, we would not be able to make those rights available to investors in the United States unless we register the securities to which the rights relate or if an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement, if we offer rights to subscribe for additional common shares, the depositary, after consultation with us, may make such rights available to you or dispose of such rights on your behalf and make the net proceeds available to you. If the depositary is unable to take such actions, it may allow the rights to lapse, in which case, you will receive no consideration for your rights. The depositary is generally not required to make rights available to ADS holders under any circumstance. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying your ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirements of the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and your interest will be diluted.

With respect to the voting rights, you may not exercise voting rights of our shareholders. However, upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of common shares represented by your ADSs and you may request the depositary to submit a request to convene a shareholders’ meeting. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver such materials to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay, we cannot ensure that you will receive our voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

Also, you may not request us to convene a shareholders’ meeting. However, the depositary may be able to request us to convene a shareholders’ meeting, provided the shares held in the name of the depositary represent at least 3% of our outstanding voting shares. See Item 10 of this annual report, “Additional Information—Share capital.” Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of common shares represented by your ADSs and you may request the depositary to submit a request to convene a shareholders’ meeting. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver such materials to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay, we cannot ensure that you will receive our voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your common shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

With respect to the dissent and appraisal rights, in some limited circumstances under Korean law, including the transfer of the whole or any significant part of our business, our acquisition of a part of the business of any other company having a material effect on our business, or our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their common shares. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

We may amend the deposit agreement and the ADRs without your consent and for any reason and, if you disagree with our amendments, your choices will be limited to selling the ADSs or withdrawing the underlying securities.

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent and for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary, for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to have agreed to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your choices will be limited to selling the ADSs or withdrawing the underlying securities. No assurance can be given that a sale of ADSs could be made at a price satisfactory to you in such circumstances. In addition, as of the date of this annual report, the common shares underlying the ADSs are not listed on any stock exchange in Korea. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may be limited.

As a holder of our ADSs, you will have to indemnify us, the depositary and its custodian from any claims by any governmental authority with respect to taxes or other tax benefit obtained.

As an ADS holder, you will have agreed to indemnify us, the depositary and its custodian for any and all claims made against any or all of us by any governmental authority with respect to taxes owed, or benefit received, by you as a result of your investment. If the depositary, its custodian or we suffer any loss as a result of actions taken by any holder of our ADSs for tax purposes, such holder will have to indemnify the depositary, its custodian or us, as the case may be, for such loss, which may exceed the tax benefit such holder received.

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us, our directors and officers.

We are organized under the laws of Korea, and most of our directors and officers reside in Korea. All or a significant portion of our assets, and the assets of such persons, are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the U.S. federal securities laws or of the securities laws of any state of the United States. We have, however, irrevocably appointed an agent in New York to receive service of process in any proceeding in the State of New York relating to our ADSs. Notwithstanding the foregoing, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the U.S. federal securities laws or the securities laws of any state of the United States.

Item 4. Information on the Company

A. History and development of the company

We operate as a company with limited liability under Korean law and were incorporated on April 12, 2000. Our legal and commercial name is “Pixelplus Co., Ltd.” The address and telephone number of our registered office and principal place of business is: 5th Floor, Intellige I, KINS Tower 25-1 Jeongja-dong, Bundang-gu, Seongnam-si Gyeonggi-do 463-811, Korea, telephone number: +82-31-600-5300. Our authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, telephone number: +1-302-738-6680.

We first began providing our image sensors in September 2002 by marketing and selling our products primarily through our domestic direct sales force and through a network of authorized international sales agents and distributors. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by our company.

We completed the initial public offering of 4,500,000 American Depositary Shares, or ADSs, each representing one-half of a common share, par value (Won)500 per share, on December 27, 2005. On December 21, 2005, we listed our ADSs on the Nasdaq under the symbol “PXPL.” The ADSs were offered and sold at US$8.00 per ADS. In addition, on January 25, 2006, the underwriters exercised in full their over-allotment option and purchased an additional 675,000 ADSs representing 337,500 common shares from certain selling shareholders of our company at the initial public offering price of US$8.00 per ADS.

Our capital expenditures were approximately (Won)344 million, (Won)295 million and (Won)826 million (US$0.8 million) in 2003, 2004 and 2005, respectively. These capital expenditures were principally for the acquisition of property, plant and equipment. Our capital expenditures were financed primarily from cash flow from financing activities. See Item 5 of this annual report, “Operating and Financial Review and Prospects—Liquidity and capital resources.”

B. Business overview

We design, develop and market high-performance, high-resolution and cost-effective CMOS image sensors for use in mobile camera phones and other applications such as PC cameras and security and surveillance systems. Our image sensors are used to capture and convert images into digital signals for display or transmission. As a fabless semiconductor company, we are focused on creating proprietary design technologies to develop and market image sensors with sharp, colorful, enhanced image quality, size efficiency and low power consumption, while outsourcing our manufacturing, testing and assembly requirements to independent companies.

Our product family consists of CMOS image sensors of various specifications, which are sold as stand-alone products or incorporated into camera modules. Our customers include some of the leading designers and manufacturers of mobile phones and camera modules, such as BYD Co., Ltd., China TechFaith, Ningbo Bird Co., Ltd., Ltd., Seiko Precision Inc. and Sharp. We market and sell our products primarily through our domestic direct sales force and through a network of authorized international sales agents and distributors.

Since we first began producing our image sensors in September 2002, our revenues have increased from (Won)17,806 million in 2003 to (Won)35,796 million in 2004 and to (Won)41,584 million (US$41.2 million) in 2005. In 2005, we shipped approximately 20.1 million image sensors worldwide, of which 7.7 million CMOS image sensors were sold through DongbuAnam to Sharp under our arrangements with DongbuAnam, and in 2004, we shipped approximately 10.8 million CMOS image sensors and camera modules, of which approximately 7.7 million CMOS image sensors were sold through DongbuAnam to Sharp.

We intend to expand our market position in the image sensor industry by penetrating new geographic markets, such as North America and Western Europe. In November 2004, we began providing our CMOS image sensors for security and surveillance systems and, in November 2005, we began providing our CMOS image sensors for PC cameras. We also intend to develop and market our products for integration into emerging applications requiring high-resolution image sensors, such as automobiles, biometrics, pattern recognition, medical devices and toys. We believe that our expertise in design and process technologies, our strong ability to integrate multiple functions into a single-chip solution and our close relationships with customers will allow us to continue to grow our business.

Our Strengths

We provide high-performance and cost-effective image sensor solutions, based on single-chip CMOS technology, for mobile camera phone and other consumer electronics applications. Our image sensors, which are based on our proprietary technologies, integrate multiple functions, such as image capturing, auto focus, mechanical shutter, image processing, image correction, color processing, conversion and output. We believe our image sensors are well suited for high-volume, space-constrained and portable applications, such as the mobile handset, as our CMOS image sensor chips are lower in cost, smaller in size, lighter in weight and consume less power.

We believe the following strengths allow us to offer cost-effective and superior quality products and solutions to our customers:

•	Our Design and Engineering Expertise. Our key management and technical team members have had an average of over 16 years of experience working with CCD image sensors and applied CCD design ideas and techniques to develop our technology, including our proprietary pixel structures and the single-chip Camera SoC architecture. As a result, we have successfully reduced noise levels and improved light sensitivity of our CMOS image sensors, resulting in superior-quality images with realistic color, sharpness, brightness and high contrast ratios.

•	Our Process Engineering Know-How. Based on our process engineering know-how and CCD image sensor experience, we have modified standard CMOS process technologies to increase our manufacturing yields that we believe are higher than the yields achieved by many of our competitors using the conventional pixel structure. As a result of our high manufacturing yields, we have realized higher number of image sensor chips per wafer, thereby reducing our product costs.

•

Our Integration of Multiple Functions. Through our proprietary design technology, we are able to integrate various different features into a single-chip-based image sensor, which allow our customers to build their end-products using a single chip instead of multiple chips offered by some of our competitors. Our image sensors use an embedded ISP engine based on a compact algorithm and many advanced features required for a camera system, including image capturing, auto focus, mechanical shutter, image processing, image correction, color processing, conversion and output. This complete solution is referred to as a camera System on a Chip, or SoC. Our integrated design solutions allow for smaller, lighter and more power-efficient end-products.

•	Our Close Relationships with Customers. Our close relationships with our customers provide us with valuable knowledge and industry insights into trends in the image sensor industry, creating opportunities to establish a market position as an early entrant by providing products that feature enhanced design and functionalities for incorporation into new products and applications. For example, our close relationships with Japanese mobile manufacturer vendors, such as Sharp and Seiko Precision Inc., led us to be one of the first movers in developing very small, highly customized common intermediate format, or CIF, image sensors, which are in high demand for use in dual-camera third generation, or 3G, handsets. We are also working with China Techfaith, a mobile handset design company in China, to incorporate our image sensors into their designs.

Our Strategy

Our objective is to be a leading global supplier of image sensor-related semiconductor products for a broad range of applications. In order to achieve our objective, we intend to pursue the following strategies:

•	Pursue Customer Diversification and International Expansion. We are implementing a customer acquisition strategy across all levels of our organization with the objective of enhancing our brand image, retaining our existing customer base and acquiring new customers. To execute our plan, we are creating a new marketing department, engaging additional sales agents with valuable local networks in the United States and Europe and realigning our sales organization. In May 2006, we added two employees in China specifically for marketing activities. By the end of 2006, we expect to increase our sales team from 14 to 20, with many of them focused exclusively on international customers.

•	Diversify Our Product Offerings for Use in New Applications. We are leveraging our core competency in CMOS image sensor technology, and our strong market position in the mobile camera phone market, to extend our product offerings to other applications. We believe that by providing high-quality and competitively-priced image sensors, we will continue to find new market opportunities in automobiles, biometrics, pattern recognition, medical devices, security and surveillance systems, digital still cameras, toys and PC cameras. For example, in October 2005, we received a purchase order for our CMOS image sensors for the PC camera application from one of the largest PC camera manufacturers worldwide. We also plan to partner with leading companies in each of these emerging image sensor markets to combine their industry experience with our image sensor expertise and to co-develop competitive, high-quality image sensors. We believe that our expansion into new product markets will allow us to continue to grow our business while achieving greater stability through a broader product base in non-mobile phone applications.

•	Maintain Technological Competitiveness to Better Serve Our Customers. We believe the combination of our core technologies and our experience in device engineering, circuit engineering and process engineering are our key competitive advantage. Since maintaining our technological competitiveness will be critical in attracting and retaining customers, we plan to continue to increase our investment in research and development, grow our internal engineering team from 38 at the end of 2005 to 55 by the end of 2006, strengthen our expertise by conducting fundamental and advanced research in the image sensing and image processing fields and introduce new products in a timely manner.

•

Continue to Focus Our Design Efforts on Integrated Multi-Functional Chip Design. In line with the miniaturization trends in the consumer electronics industry, we will continue to focus on developing chips with integrated multiple functions, such as advanced digital signal processing and image signal processing, JPEG image compression and motor controller capabilities, on a single chip. We are also seeking to develop a separate chip to complement our CMOS image sensor chip to meet the feature- and system-intensive design requirements of new emerging applications, such as in biometrics and medical devices. Through a combination of our system engineering and chip design engineering expertise, our research and development department will focus on configuring and testing an optimal chip layout and designing new and complementary functions to enhance our customers’ end-products.

•	Further Develop Third Party Cooperative Relationships. While we continue to seek joint development of CMOS image sensor process technology with DongbuAnam, we are exploring additional opportunities to establish cooperative relationships with other leading foundries to expand our dedicated manufacturing capacity and improve manufacturing yield and image quality. For example, we entered into a manufacturing outsource agreement with UMC in November 2005 and expect to establish an ongoing cooperative relationship with UMC. We also intend to partner with leading mobile phone designers, such as China Techfaith, and module makers to deliver superior solutions to our customers as we continue to focus on the development of image sensors. In addition, we plan to develop cross-marketing and product development relationships with leading mobile communications chip design companies.

Products

We design, develop and market some of the world’s most advanced CMOS image sensors, featuring high quality resolution, high level of system integration and low power consumption. Our product portfolio consists of CMOS image sensors and camera modules incorporating our CMOS image sensors of various specifications, used predominantly in mobile phone applications. We provide CMOS image sensors for the PC camera and security and surveillance system applications and also intend to develop and market our products for integration into emerging applications requiring high-resolution image sensors, such as automobiles, biometrics, pattern recognition, medical devices and toys.

We combine our image sensor engineering and system engineering expertise to offer our customers innovative and advanced products. Our product offerings ranges from our 0.1 megapixel CIF and 0.3 megapixel VGA products to our higher-end 1.3 megapixel super extended graphics array, or SXGA, and 2.0 megapixel ultra extended graphics array, or UXGA, products. All of our CMOS image sensors incorporate on a single chip many high performance digital camera functions, including an integrated ISP, noise reduction circuits, color gain controller, internal timing generator and analog-to-digital converter, or ADC.

We developed our first 1.3 megapixel CMOS image sensor for commercial production in September 2003, and our first 2.0 megapixel single chip product with auto-focus capabilities for commercial production in April 2005. In April 2005, we also integrated a four-channel motor controller into our commercially available 2.0 megapixel products to control mechanical shutter, aperture and auto focus functions as part of our camera SoC strategy. In August 2005, we introduced our latest CIF image sensor with an optical size of 1/11 inch, one of the industry’s smallest and most compact image sensors.

Our CMOS image sensors incorporate our proprietary pixel structures and the single-chip Camera SoC architecture to achieve high quality, multiple functionality and size efficiency, while our leading process technology facilitates high manufacturing yields. Our single-chip design enables our CMOS image sensors to combine image capturing with ISP, color processing and image output functions. We offer a broad product portfolio, including image sensors with resolutions ranging from 0.1 to 2.0 megapixels, from which our customers can choose CMOS image sensors best suited for their application needs.

Pixelplus CMOS Image Sensors

We derived 4.5%, 17.6% and 42.2% of our total revenues from the sale of our CMOS image sensors in 2003, 2004 and 2005, respectively. The trend in the mobile camera phone industry is toward smaller image sensors with higher image quality. To achieve size efficiency, we are continuing to develop products with smaller optical size, such as our CIF image sensor with 1/11 inch optical size. We are also seeking to provide products with better image quality and multiple functionality, such as our 1.3 megapixel SXGA and 2.0 megapixel UXGA products with multiple features and high system integration. In addition, we are also working with our independent foundry to improve the manufacturing process of our CMOS image sensors, such as upgrading to a back-end over layer, or BEOL, process technology to reduce the noise and image distortion. Our current CMOS image sensor portfolio consists of the following:

Product Group (Resolution)	Product Name	Technology (µm)	Optical Size (Inch)	Key Features
CIF (0.1 megapixel)	PO2010D	0.25	1/7	On-chip ISP
	PO3010K	0.18	1/11	On-chip ISP, CIF shrink version

VGA (0.3 megapixel)	PO2030N	0.25	1/4.5	On-chip ISP
	PO3030K	0.18	1/6.2	VGA shrink version, upgraded BEOL process

SXGA (1.3 megapixel)	PO2130D	0.25	1/2	On-chip ISP
	PO3130D	0.18	1/3.3	SXGA shrink version
	PO3130R	0.18	1/3.3	SXGA shrink version, upgraded BEOL process
	PO4130K	0.15	1/3.9	On-chip ISP, SXGA shrink version

UXGA (2.0 megapixel)	PO1200N	0.18	1/2.7	On-chip ISP
	PO1200D	0.18	1/2.7	On-chip ISP, upgraded BEOL process
	PA1200N	0.18	1/2.7	Auto-focus, on-chip ISP
	PA1200D	0.18	1/2.7	Auto-focus, on-chip ISP, upgraded BEOL process

NTSC/PAL (0.2 megapixel)	PC1025N	0.25	1/4	Analog TV signal output

CIF. We commercialized our first 0.1 megapixel CIF image sensors in June 2004. Our CIF image sensors are our smallest product with optical sizes from 1/7 inch to 1/11 inch. Our CIF image sensors are used mainly in dual camera mobile phones which utilize two image sensors, a smaller CIF image sensor for taking digital photos and a much larger CCD image sensor for video conferencing. Our CIF image sensors are sold primarily to our customers in Japan, such as Sharp and Seiko Precision Inc., due to the popularity of dual camera mobile phones in Japan.

VGA. We developed our first 0.3 megapixel VGA image sensors using 0.25 µm technology for commercial production in September 2003 and using 0.18 µm BEOL process technology in May 2005. Our VGA image sensors and our camera modules incorporating VGA image sensors have accounted for more than 81% and 64% of our revenues in 2004 and 2005, respectively. During the same two-year period, VGA image sensors have been the most widely used CMOS image sensor in the mobile camera phone industry, primarily due to their size, image quality and price. Our VGA image sensors range in optical size from 1/4.5 inch to 1/6.2 inch.

SXGA. We developed our first 1.3 megapixel SXGA image sensors for the mobile camera phone application using 0.25 µm technology for commercial production in December 2003, using 0.18 µm BEOL process technology in May 2005 and using 0.15 µm process technology in November 2005. Our SXGA image sensors are used primarily in higher-end, higher resolution mobile camera phones. Our SXGA image sensors and camera modules incorporating SXGA image sensors accounted for approximately 7% of our revenues in 2005, compared to approximately 14% of our revenues in 2004. Our SXGA image sensors currently include image sensors with 1/2 inch, 1/3.3 inch and 1/3.9 inch optical sizes.

UXGA. Our 2.0 megapixel UXGA image sensors with 1/2.7 inch optical size are currently our highest-end product. We began offering our first UXGA products with auto focus in January 2005. We have also integrated mechanical shutter motor control mechanisms into this product. Our UXGA products accounted for approximately 14.3% of our revenues in 2005.

NTSC/PAL. Our 0.2 megapixel NTSC/PAL image sensors are our only product not used in mobile camera phone applications and are instead used in security and surveillance cameras and toys. We commercialized our first NTSC/PAL image sensors in October 2004. Our NTSC/PAL image sensors are highly-integrated products combining on a single chip CMOS image sensors, ISP, a television encoder, which is used to convert the digital video generated from the sensors to a composite 10-bit signal, and a video discretionary access control mechanism that converts composite 10-bit signal to an analog signal for television viewing. In 2005, our NTSC/PAL image sensors accounted for 2.8% of our revenues.

Products to be Released

The mobile camera phone market continues to demand smaller chip size, higher image quality and greater functionality, all at a competitive price. We are currently developing a new line of image sensors that will provide higher resolution and smaller optical size than our existing products. We are also developing separate chips to complement our CMOS image sensors to meet the feature- and system-intensive design requirements of new emerging applications, such as in biometrics and medical devices. Our products currently under development or testing consist of the following:

Product Group (Resolution)	Product Name	Technology (µm)	Optical Size (Inch)	Key Features	Expected Time of Completion
CIF (0.1 megapixel)	PO4010K	0.13	1/11	On-chip ISP, on-chip regulator	Second half of 2006

SXGA (1.3 megapixel)	PO5130K	0.13	1/4.2	Mechanical shutter, on-chip ISP, on-chip regulator	Second half of 2006

UXGA (2.0 megapixel)	PO2200K	0.13	1/3.5	Auto focus, mechanical shutter, on-chip ISP, on-chip regulator, motor controller	Second half of 2006
	PO3200K	0.13	1/4	Auto focus, mechanical shutter, on-chip ISP, on-chip regulator, motor controller	Second half of 2006

QXGA (3.2 megapixel)	PX1320K	0.13	1/3	Advanced analog processing, on-chip regulator, fast serial interface	First half of 2007

NTSC/PAL (0.4 megapixel)	PC1035K	0.18	1/4.2	Analog TV signal output, auto focus, motor controller	Second half of 2006

Pattern Recognition Processor SoC	PM1001K	0.18	—	Direct sensor interface, real-time pattern extraction, ARM-embedded	Second half of 2006

Capsule Endoscope Image Sensor SoC	PD1010K	0.18	—	0.1 megapixel, low power consumption, low illumination exposure, direct LED control, embedded general purpose ADC, channel modulation	Second half of 2006

1/11 Inch CIF. We expect to offer CIF image sensors using our most advanced 0.13 µm technology with 1/11 inch optical size by the second half of 2006. This product will incorporate on-chip ISP and on-chip regulator functions. This product is currently undergoing engineering sample fabrication by our independent foundry.

1/4.2 Inch SXGA. We expect to offer SXGA image sensors using our most advanced 0.13 µm technology with 1/4.2 inch optical size by the second half of 2006. This product will incorporate mechanical shutter functions, in addition to the on-chip ISP and on-chip regulator functions. This product is currently undergoing engineering sample fabrication by our independent foundry.

1/3.5 Inch UXGA. We expect to offer UXGA image sensors using our most advanced 0.13 µm technology with 1/3.5 inch optical size by the second half of 2006. This product will incorporate auto focus and mechanical shutter functions, in addition to the on-chip ISP, on-chip regulator and on-chip motor controller functions. This product is currently undergoing engineering sample fabrication by our independent foundry.

1/4 Inch UXGA. We expect to offer UXGA image sensors using our most advanced 0.13 µm technology with 1/4 inch optical size by the second half of 2006. This product will incorporate auto focus, mechanical shutter, on-chip ISP, on-chip regulator and on-chip motor controller. This product is currently undergoing engineering sample fabrication by our independent foundry.

QXGA. We expect to offer 3.2 megapixel quantum extended graphics array, or QXGA, image sensors using our most advanced 0.13 µm technology with 1/3 inch optical size by the first half of 2007. We have integrated various camera SoC functions and fast serial interface to reduce noise and simplify the interface with multimedia chip. This product, which we expect to be our most advanced, is currently undergoing engineering sample fabrication by our independent foundry.

0.4 Megapixel NTSC/PAL. We expect to offer 0.4 megapixel NTSC/PAL image sensors using 0.18 µm technology with 1/4 inch optical size by the end of the second half of 2006. We expect this product, which is undergoing the final phase of design by our research and development team, to be used in security and surveillance system application.

Pattern Recognition Processor SoC. We expect to offer Pattern Recognition Processor SoC, an application-specific SoC processor, by the second half of 2006. This product will be used mainly in biometric security applications for mobile phones, personal digital assistants and PC peripherals. This product accelerates real-time pattern recognition by integrating application-specific design with a processor to aid biometric applications. Along with the chipset which consists of this product and CMOS image sensors, we also expect to provide total mobile security solutions, including firmware and software. This product is currently undergoing the final phase of design by our research and development team.

Capsule Endoscope Image Sensor SoC. We expect to offer Capsule Endoscope Image Sensor SoC, an application-specific image sensor SoC for capsule endoscope applications, by the second half of 2006. This product offers size efficiency for ease of use and has special features, such as low power consumption, low illumination imaging capability, direct light emitting diode, or LED, light source control, embedded general purpose ADC and direct channel modulation, for cost-effective medical usage. This product is currently undergoing the final phase of design by our research and development team.

Pixelplus Camera Modules

We derived 92.6%, 68.9% and 49.4% of our total revenues from sales of our camera modules in 2003, 2004 and 2005, respectively. We offer a variety of custom-made camera modules incorporating our CMOS image sensors. Our camera modules, which consist mainly of an optical lens, a lens holder, a printed circuit board, a socket that attaches the image sensor to the end-product, and our CMOS image sensor chip, allow our customers to incorporate a complete camera system into their mobile phones. We outsource the assembly of our camera modules to third party contractors.

We began offering camera modules in June 2003 at the request of our mobile phone manufacturing customers. For 2003, 2004 and 2005, we recognized revenues of (Won)16,491 million, (Won)24,663 million and

(Won)20,548 million (US$20.3 million), respectively, from sales of camera modules. We expect revenues from sales of our camera modules to decrease significantly in the second half of 2006 as we focus sales and marketing activities on our higher margin CMOS image sensors. In order to continue to meet the demands of those customers continuing to require camera modules, we are currently undergoing a transition to form a new arrangement under which we sell our CMOS image sensors to camera module assembly companies who will then assemble the camera modules and sell directly to such customers.

Services

We derived 12.4% and 6.8% of our total revenues from our engineering and technology services provided to DongbuAnam, our sole customer for such services, in 2004 and 2005, respectively. Under our arrangement with DongbuAnam, which is also our independent foundry, we provide engineering, technology and other services, including CMOS image sensor design, product customization services, manufacturing process consulting to achieve high yield, product probe testing, customer support and technical services, to DongbuAnam. Our service fee is based on the number of CMOS image sensors successfully passing the product probe test conducted by Tesna. DongbuAnam manufactures and sells these CMOS image sensors directly to Sharp. CMOS image sensors sold pursuant to this arrangement accounted for 71.3% and 38.5% of our CMOS image sensor unit volume in 2004 and 2005, respectively, and consisted mostly of CIF image sensors.

Technology

We use proprietary technologies and advanced design methodologies to design and develop CMOS image sensors that provide our customers with high levels of resolution, flexibility and image quality. The engineers who developed our proprietary pixel technologies have had experience with CCD image sensor technology since 1989. We produce low-cost and high-quality CMOS image sensors by combining high-resolution CCD image sensor technology with scalable CMOS image sensor technology.

Pixelplus PlusPixel Technology

We have optimized the architecture of the pixel structure and the analog signal path to minimize the chip size while maintaining superior image quality. Our new second generation PlusPixel(TM) SoC image sensors deliver digital still camera image quality based on our proprietary pixel design and know-how acquired through our engineers’ experience with CMOS and CCD image sensor technology. The process and technology adopted in the PlusPixel(TM) SoC image sensors will provide an improved low-light performance and allow mobile phone manufacturers to design small form factor camera modules, which will be useful and attractive in the increasingly popular ultra-thin mobile camera phone markets.

Pixelplus Process Know-How

We leverage our CCD image sensor technology experience and process engineering know-how to continue to improve our CMOS process technologies and advanced pixel design methodologies. We also share our process technology and methodology know-how with our independent foundries to achieve high manufacturing yields and shorter design and production cycles. As CMOS technology evolves from 0.18 µm to 0.13 µm and 90 nanometers, we believe our proprietary pixel structures, single-chip Camera SoC architecture and efficient device engineering will provide us with a competitive advantage and enable us to deliver high quality products with high manufacturing yields.

Pixelplus Camera SoC Technology

After photons are converted and digitized by an image sensor, our on-chip ISP engine integrates the major ISP functions, such as gamma correction, color correction, color interpolation, edge enhancement, white balance, exposure control and back light compensation. Our camera SoC architecture further integrates additional functions, such as auto focus, JPEG image compression and motor driver capabilities, on a single chip and enables the ISP circuits to occupy less space on a chip, reducing the overall chip size.

Seasonality

There is no particular seasonal fluctuation in our sales except that revenues from sales of our image sensors in the first quarter are typically lower than in other quarters. This is primarily due to decreased business activities throughout Asia around the Chinese New Year holiday and other Asian holidays, which occur in January or February each year.

Sales and marketing

We generally market and sell our products through our domestic direct sales force and through a network of authorized international sales agents and distributors. In 2005, we derived 35.9% of revenues from our direct sales force, 29.0% of revenues from our sales agents, and 35.1% of revenues from our distributors.

We rely predominantly on our direct sales force for domestic sales. Our sales and marketing organization has a total of 14 employees, 12 of whom were located at our Korean headquarters. Our sales employees, like all of our other employees, participate in our corporate profit sharing or year-end bonus system and do not receive any commission on sales.

We have an international network of eight independent distributors, with two located in Korea, two in Japan, one in China and three in Hong Kong. We also have four independent sales agents, with two located in Europe and two in Korea.

We established a wholly-owned sales subsidiary in Shanghai, China, in September 2004. In March 2004, we established a minority-owned subsidiary in Taiwan with Taiwanese partners that have significant local customer and supply chain relationships. We also established a wholly-owned sales and research and development subsidiary in San Jose, California, in January 2005.

Sales Cycle

CMOS Image Sensors. We sell most of our CMOS image sensors to mobile phone manufacturers or module assembly companies that sell camera modules under their own brand names. All of our CMOS image sensors are standardized products. The sale process begins by us qualifying with a customer to supply a specific product. After the successful completion of the qualification process, we may receive a purchase order eight to 10 weeks prior to the desired date of delivery. For high volume orders, our customers generally provide us with three-month forecasts, which, together with our own forecasts, allow us to plan our production requirements with our independent foundry.

Camera Modules. Our camera modules are sold directly to mobile phone manufacturers, and most of our camera modules are custom-made. The sales process begins when a mobile phone manufacturer delivers a mobile camera phone design to us and to other CMOS image sensor or camera module companies. Based on the customer’s design, we work with our camera module assembly contractors to design a camera module prototype, which takes approximately one month. The prototype is then sent to the customer for review and testing, which generally takes one or two months. If the customer finds our prototype acceptable, the customer will ask us, as well as other camera module makers, to submit a pricing proposal. If we are selected based on our pricing proposal, the customer will issue a purchase order approximately 10 to 12 weeks prior to the first delivery date.

Sales and Marketing Efforts

Our sales and marketing efforts focus on the following strategies:

Establish and Strengthen Relationships with Large Customers. We plan to implement a customer acquisition strategy across all levels of our organization with the objective of enhancing our brand image and identifying new customer acquisition opportunities. To execute our plan, we are creating a new strategy and marketing organization and realigning our sales organization to better address the rapidly evolving image sensor market opportunity and our growing customer base. We have reorganized our marketing department to focus on defining our strategic vision, creating our marketing programs and building corporate alliances. In our early stages, we effectively mixed the functions of sales and marketing but as we plan to grow and as competition is expected to become more concentrated, we plan to devote dedicated efforts solely towards defining, articulating and executing our strategic vision. In May 2006, we added two employees in China specifically for marketing activities.

Maintain and Reinforce Our Relationships with Existing Customers. Our realigned marketing and sales department will also devote significant time and resources to marketing to, and maintaining close relationships with, existing customers. Through our close relationship with our third party contractors, such as DongbuAnam, Tesna and UMC, we strive to lower the cost of development, manufacturing and testing. We believe that our ability to exercise significant cost control and work closely with our customers in the design and development stages of new products serves to strengthen our relationships with customers. We also believe that providing strong technical support to customers is extremely important in developing long-term relationships with key customers. Accordingly, we provide our customers with reference designs, engineering design reviews, engineering product evaluation testing and product debugging services.

Enhance Our Brand Recognition Through Cooperative Relationships with Leading Companies. We will continue to seek cooperative relationships with mobile phone designers, chip designers and other leading companies in the mobile communication and chip design sectors to enhance our brand recognition and further improve market penetration opportunities. In June 2005, we entered into a non-exclusive joint development agreement with China TechFaith, a mobile phone design company, to incorporate our CMOS image sensors into their mobile phone designs. In July 2005, we also entered into a non-exclusive cross-marketing and development agreement with Qualcomm Incorporated, or Qualcomm, to produce CMOS image sensors that incorporate fast serial interface specifications using Qualcomm’s proprietary technology, which we are implementing for our next generation high-resolution CMOS image sensors.

Penetrate New Geographic Markets and New Industries. We are also focused on entering new overseas markets, such as North America and Western Europe, as well as new emerging applications for CMOS image sensors, such as automobiles, biometrics, medical devices, pattern recognition, medical devices, security and surveillance systems and toys. We established a sales and research and development office in San Jose, California, in January 2005.

Warranties

In accordance with industry standards, we generally provide a limited warranty to our end-customers. We have not incurred significant costs related to our warranty obligations. Our products are technically and visually tested by our customers prior to their issuance of purchase orders and undergo multiple testing processes by Tesna after each stage of the wafer fabrication and chip scale packaging, or CSP, process. We believe these testing processes allow us to minimize the number of warranty claims from our customers. We also receive from our independent foundry a 90-day warranty from the date of the delivery of the wafers used in our products.

Customers

We have a diverse customer base throughout Asia, consisting of leading OEMs which include major branded customers and contract manufacturers. In 2005, Asia accounted for 99.3% of our total revenues, with 61.7% from China, 25.9% from Korea and 11.7% from other Asian countries, such as Japan and Taiwan.

A relatively small number of customers have accounted for a significant portion of our past revenues. In 2005, our top five customers accounted for approximately 63.3% of our revenues, compared to approximately 79% of our 2004 revenues. The following table provides a list of our top ten customers, their location and the category of products purchased in 2005 attributable to each listed customer:

Customer	Country	Product Categories
BYD Co., Ltd.	China	VGA
China TechFaith	China	SXGA, UXGA
Cresyn Co., Ltd.	Korea	VGA
Foxlink Co., Ltd.	China	VGA
Ningbo Bird Co., Ltd.	China	VGA
ROHM Co., Ltd.	Japan	VGA
Seiko Precision Inc.	Japan	CIF/VGA
Sharp(1)	Japan	CIF/VGA
Sun Yang Digital Network Technology	Korea	SXGA, UXGA
VK Corporation	Korea	VGA

(1)	Indirect customer under our services arrangements with DongbuAnam.

Two of our distributors, YEL Electronics Limited and Shenghe Technology Limited, accounted for 15.8% and 11.7%, respectively, of our revenues in 2005 and no other distributor accounted for more than 10% of our revenues for that period.

Competition

We compete in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average selling prices and rapid product obsolescence.

We believe the principal factors affecting competition in our markets are:

•	pricing;

•	product quality (including image quality, pixel and chip size and special features);

•	cost control;

•	new product development and time to market;

•	relationships with key OEMs that incorporate image sensors into mass market applications; and

•	relationships with semiconductor foundries and other participants in the manufacturing chain.

Our main competition comes from other CMOS image sensor design companies and manufacturers, which include a number of well-established companies, such as MagnaChip, Micron, OmniVision, STMicroelectronics and Toshiba Corporation. In addition, Samsung Electronics Co., Ltd., or Samsung Electronics, one of the largest corporations in Asia and one of the world’s leading mobile phone manufacturers, has recently commenced the production of CMOS image sensors for the mobile phone application. Samsung Electronics also has a long history of working with CCD image sensors, a competing technology. Also, certain companies, like Matsushita Electric Industrial Co., Ltd., are in the process of developing hybrid technology by mixing CMOS and CCD image sensor technologies, to compete in the same markets with our CMOS-based image sensors. For our higher-end image sensors, such as our planned 3.2 megapixel products, we also expect to compete with CCD image sensor manufacturers, such as Sony Corporation.

Our competitors include many large domestic and international companies that have greater presence in key markets, greater access to advanced wafer foundry capacity, substantially greater financial, technical, marketing, manufacturing, distribution and other resources, broader product lines, better access to large customer bases, greater name recognition, longer operating histories and more established strategic and financial relationships than we do. As a result, they may be able to adapt more quickly to new or emerging technologies, customer requirements and pricing wars or devote greater resources to the promotion and sale of their products. Although we believe that we are competitively positioned in the CMOS image sensor industry based on our design and engineering expertise and our research and development capability, we cannot assure you that we will be able to compete successfully against our current or future competitors.

Intellectual property rights

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patents and trade secrets, as well as nondisclosure agreements and other methods, to protect various aspects of our products and related propriety technology and know-how. We have been issued six patents in Korea, two patents in Taiwan and two patents in the United States, and we have 22 patent applications pending in Korea, one pending in China and one pending in Japan. Our patents have terms expiring from 2022 to 2025. These patents and patent applications are intended to protect our proprietary pixel structures, single-chip Camera SoC architecture, noise reduction and cancellation circuits, and image enhancement and color processing technologies of our image sensors.

We also enter into nondisclosure agreements with our employees and strategic partners, and we control access to and distribution of our documentation and other proprietary information. We do not license intellectual property from third parties other than licensed specialty software for design work, such as Cadence and Synopsys.

Manufacturing

We outsource our wafer fabrication, testing, packaging and module assembly to third party contractors. This outsourcing allows us to focus on our design strengths and minimize our fixed costs and capital expenditures while gaining access to advanced manufacturing, testing and assembly facilities. Our engineers work closely with our contractors to increase yields, lower manufacturing costs and improve quality.

Our average production cycle for our products ranges between 11 to 13 weeks. The following chart shows the basic manufacturing process and approximate time required for each step, from design to product assembly and delivery to our customers.

Wafer Fabrication

DongbuAnam has manufactured all of our integrated circuits since our first production model in 2002. DongbuAnam utilizes two CMOS wafer fabrication facilities in Korea and has the capacity to produce approximately 50,000 wafers per month. In 2005, our wafer production requirements ranged from approximately 3,000 to 5,000 wafers per month. We qualified UMC as an alternative manufacturing resource and entered into a manufacturing outsource agreement with UMC in November 2005. We believe UMC will begin providing wafer manufacturing services for us in the second half of 2006. We believe our independent foundries will be able to satisfy our wafer production requirements in 2006.

Wafer fabrication occurs in a highly-controlled and clean environment to minimize dust and other contaminants affecting yield and quality. Despite stringent manufacturing controls, dust particles, equipment errors, minute impurities in materials, defects in circuit design or other problems may cause wafers to be defective or individual circuits to fail. We rely on our wafer manufacturer’s ability to minimize such defects to maximize the yield of high-quality CMOS image sensor chips. As part of our manufacturing outsource agreement with DongbuAnam, DongbuAnam provides us with a warranty in the form of a cash credit in the event they fail to produce a minimum number of acceptable image sensors per wafer. In addition, DongbuAnam provides us with a 90-day warranty from the date of the delivery for any defective wafers used in our products. We are also required to make penalty payments to DongbuAnam if we do not meet certain minimum wafer orders requirements which are based on a rolling six-month forecast of our wafer needs. To date, we have not had to make any penalty payment. Under the terms of our manufacturing outsource agreement with UMC, UMC is required to provide us with a limited warranty for a period of one year from the date of delivery for any failure to meet a specified criteria.

Wafer and CSP Testing

High volume product testing is a critical element in the production of CMOS image sensors. After fabrication, wafers are tested for any design or manufacturing defect, which takes approximately two to three days. Following the completion of the wafer probe tests, our CMOS image sensor chips that will be packaged by the CSP process are tested again for integrity, a process which takes another two to three days.

Our wafer testing and CSP testing are primarily conducted by Tesna. Tesna’s facilities are located in Ichon, Korea, and have the capacity to test 5,000 wafers per month. We hold a 13.9% equity interest in Tesna. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions—Related party transactions—Relationship with Tesna” for a discussion of our relationship with Tesna.

On May 31, 2004, we entered into a testing agreement with Tesna, which is valid until either Tesna or we give a written termination notice to the other party. Pursuant to this agreement, we provide order forecasts to Tesna on a monthly basis. Tesna is deemed to have agreed to meet the number of orders forecasted unless it notifies us otherwise in writing within seven days of receipt of such forecast. We believe that Tesna has the intellectual property rights to the test programs it uses and develops in addition to any related probe cards.

In July 2004, we qualified King Yuan Electronics Co., Ltd. in Taiwan to provide us with an alternative source for our wafer and CSP testing services. King Yuan Electronics Co., Ltd. currently has the capacity to test approximately 10,000 wafers per month.

CSP and COB Packaging

After wafer fabrication and wafer testing, wafers are diced into individual die. Functional die are sorted, connected to external leads and encapsulated in plastic packages. Our chip on board, or COB, type of CMOS image sensor chips are sent directly to our customers or camera module assembly partners without separate packaging or further testing. For our CSP type of CMOS image sensor chips which are designed for smaller-

sized applications, we rely on XinTec Inc., a Taiwanese company, and Shellcase Ltd., an Israeli company, for packaging. The CSP packaging process takes approximately three weeks, including shipping time. After CSP packaging, our CMOS image sensors are tested once again by our testing contractor, Tesna, before being shipped to our customers or camera module assembly partners.

Camera Module Assembly

Our packaged CMOS image sensor chips are sent to independent contractors for camera module assembly. Our camera modules are assembled in Korea mainly by two independent contractors, Cresyn Co., Ltd. and UNISEM Co., Ltd. Other contractors, such as Terra-Sem Co., Ltd., provide us with assembly services for our COB image sensors. Our suppliers, such as Sekonix Co., Ltd. and Kyocera Corp., provide us with optical lenses, lens holders, sockets and other camera module parts that are used by our camera assembly contractors to assemble the modules. Camera module assembly for CSP-packaged products takes two to three days. For COB products, the assembly takes approximately seven days. The finished camera modules are shipped to our customers after assembly is completed.

Backlog

Sales are made pursuant to standard and customized purchase orders. For standard sales, our backlog includes only those customer orders for which we have accepted purchase orders and assigned shipment dates within the upcoming 12 months. As of December 31, 2003, 2004 and 2005, our backlog was approximately (Won)623 million, (Won)1,859 million and (Won)1,785 million (US$1.8 million), respectively. Although our backlog is typically filled within two to three months, our current backlog is subject to changes in delivery schedules and may not be an indication of future revenue.

Regulation

Not applicable.

C. Organizational structure.

The following chart shows our organizational structure, our consolidated entities and our percentage equity ownership in those entities, as of May 31, 2006.

We are a company organized under the laws of Korea and the issuer of the common shares represented by the ADSs that are traded on Nasdaq. We have three consolidated operating subsidiaries: Pixelplus Asia Co., Limited, organized in Hong Kong; PTI, organized in Taiwan; and Pixelplus Semiconductor, Inc., organized in the United States.

D. Property, plant and equipment.

Facilities and Subsidiaries

Korea. Our principal executive and administrative offices are located at 5th Floor, Intellige I, KINS Tower, 25-1 Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do 463-811, Korea, which is just outside of Seoul. We occupy approximately 21,858 square feet of office space and pay a monthly rent of (Won)16.6 million pursuant to a lease that expires in July 2008.

We believe that our existing facilities are adequate for our current requirements. To meet our future growth, we plan to purchase land in Pankyo Technology Park, a new technology park just south of Seoul, in 2006 in order to build our permanent headquarters. We expect to move into this new headquarters by 2008. See Item 5 of this annual report, “Operating and Financial Review and Prospects—Liquidity and capital resources—Capital Expenditures,” for additional information about our planned new headquarters.

China. Established in September 2004, Pixelplus Shanghai Ltd. is wholly-owned by Pixelplus Asia Co., Limited, our wholly-owned Hong Kong subsidiary, and serves as our sales and marketing headquarters for China, including Hong Kong. The offices of Pixelplus Shanghai Ltd., our Shanghai sales and marketing subsidiary, are located at Room 2311, Huarong Building, No. 1289 Pudongnan Road, Shanghai 200122, China. Pixelplus Shanghai Ltd. occupies approximately 3,600 square feet of office space and pays a monthly rent of approximately (Won)4.4 million pursuant to a lease that expires in September 2006. We believe that the existing facilities of Pixelplus Shanghai Ltd. are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Taiwan. Established in September 2004, PTI is our consolidated subsidiary in Taiwan. We currently hold a 37.5% equity interest in PTI. PTI serves as our sales and marketing and product completion unit for China and Taiwan markets. The facilities of PTI are located at the following locations:

•	The headquarters are located at No. 29, 6F-2, Hsinchu, Taiwan, where PTI occupies 2,690 square feet of office space and pays a monthly rent of approximately NT$85,621 pursuant to a lease that expires on April 9, 2007;

•	The assembly and inspection area is located at No. 31 5F-2, Hsinchu, Taiwan, where PTI occupies 3,691 square feet of office space and pays a monthly rent of NT$93,312 pursuant to a lease that expires on December 19, 2006; and

•	The sales and field application engineer office is located at No. 866-10 12F, Taipei, Taiwan, where PTI occupies 2,378 square feet of office space and pays a monthly rent of NT$48,211 pursuant to a lease that expires on May 2, 2008.

We believe that the existing facilities of PTI are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

United States. Established in January 2005, Pixelplus Semiconductor, Inc. is our wholly-owned U.S. subsidiary. Pixelplus Semiconductor, Inc. serves as our U.S. headquarters for sales and marketing and research and development. The offices of Pixelplus Semiconductor, Inc. are located at 3003 North First Street, Suite 330, San Jose, California 95134. Pixelplus Semiconductor, Inc. occupies 1,043 square feet of office space, which serves as our U.S. headquarters for sales and marketing and research and development, and we pay a monthly rent of approximately US$1,600 pursuant to a lease that is renewable on a semi-annual basis until November 2008. We believe that the existing facilities of Pixelplus Semiconductor, Inc. are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Insurance

We maintain medical and accident insurance for our employees to the extent required under Korean law. We also maintain fire insurance for our principal office in Korea. We also maintain a key-man insurance policy for any death or extraordinary disability of six members of our senior management. Under the key-man insurance policy, we may claim an amount between approximately (Won)200 million to (Won)300 million for the death or extraordinary disability of any covered executive officer which causes the termination of such officer’s employment. We also maintain directors and officers insurance for our directors and members of senior management.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion is provided as a supplement to the financial statements and footnotes appearing elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of operations.

Overview

We are a fabless semiconductor company that designs, develops and markets high-performance, high-resolution and cost-effective CMOS image sensors. Our uniquely designed PlusPixel(TM) SoC image sensors provide high level system integration, multiple functionality, size efficiency and low power consumption for use in mobile camera phones and other emerging applications, such as in PC cameras and security and surveillance systems. In 2005, we shipped 20.1 million CMOS image sensors and camera modules, of which 7.7 million CMOS image sensors were sold through DongbuAnam to Sharp under our arrangements with DongbuAnam, as compared to 10.8 million CMOS image sensors in 2004, of which 7.7 million CMOS image sensors were sold through DongbuAnam to Sharp, and 1.4 million in 2003.

We were incorporated as a company with limited liability under Korean law on April 12, 2000, and we developed our first CMOS image sensor for mass production in July 2003. We commercialized our first 1.3 megapixel CMOS image sensor in September 2003 and our first 2.0 megapixel image sensor with auto-focus capabilities in April 2005. In August 2005, we introduced our latest CIF image sensor with an optical size of 1/11 inch, one of the industry’s smallest and most compact image sensors. We intend to continue developing new products aimed at providing the smallest image sensors with the highest picture quality and the highest integration of camera functions for use in mobile camera phones. We will also continue to focus on developing new types of image sensors to meet the advanced design requirements of new emerging applications, such as automobiles, biometrics, pattern recognition, medical devices and toys.

Our revenues have grown significantly since we first sold product samples in January 2002. We recognized revenues of (Won)73 million in 2002 and (Won)17,806 million in 2003, primarily from sales of our camera modules incorporating CMOS image sensors to domestic customers. As we introduced new products and expanded our international and domestic sales and marketing efforts in 2004 and 2005, our revenues increased to (Won)35,796 million and (Won)41,584 million (US$41.2 million), respectively.

A significant portion of our 2005 revenues was generated from the sale of camera modules implementing our CMOS image sensors to be used in mobile camera phones. During 2005, we began undergoing a transition to form a new arrangement under which we sell our CMOS image sensors to camera module assembly companies that will then assemble the camera modules and sell the camera modules directly to their customers. As a result of this change, we expect revenues from sales of our camera modules to continue to decrease in 2006. Our dependence on the mobile camera phone market is expected to continue for the foreseeable future although we expect revenues from the sale of CMOS image sensors used in PC camera applications to grow steadily in 2006. Similar to other semiconductor industries, the CMOS image sensor industry is highly cyclical and is subject to constant and rapid technological changes, product obsolescence, price erosion, evolving standards, short product life-cycles and fluctuations in product supply and demand.

Certain Principal Factors Affecting Our Results of Operations and Financial Condition

Revenues

We generate revenues primarily from sales of our CMOS image sensors, which are sold as a stand-alone product or incorporated into a camera module, and from our services. In 2003, 2004 and 2005, we derived 4.5%, 17.6% and 42.2%, respectively, of our total revenues from sales of our CMOS image sensors and 92.6%, 68.9% and 49.4%, respectively, of our total revenues from sales of our camera modules and other related parts.

In addition, we derived 12.4% and 6.8% of our total revenues in 2004 and 2005, respectively, from our services arrangements with DongbuAnam, which we have categorized as “services.” CMOS image sensors sold pursuant to these arrangements accounted for 71.3% and 38.5% of our CMOS image sensor unit volume in 2004 and 2005, respectively. Our current agreement to provide these services to DongbuAnam, which was entered into on September 17, 2004, is for a term of one year and will be automatically renewed annually unless either party delivers a 30-day prior notice electing not to renew the agreement. Pursuant to this arrangement, we provide our CMOS image sensor design services, manufacturing process consultation, testing, customer support and other services and engineering know-how to DongbuAnam to facilitate its manufacture and sale of CMOS image sensors to Sharp. DongbuAnam pays us a certain percentage of fees based on a combination of the number of CMOS image sensors successfully passing the product probe test conducted by Tesna on our behalf and the sales price of the CMOS image sensors sold to Sharp. As our cost of revenues for services are primarily limited to wafer testing fees, our gross margin for services is relatively high. Presently, we do not expect to add additional customers to our services business.

We generally sell our products in Korea through a direct sales force and in other markets, through sales agents and distributors. Our CMOS image sensors and camera modules are predominantly sold to mobile phone manufacturers who market mobile camera phones under their own brands. We also sell to large manufacturing companies that produce mobile camera phones for others to market under different brand names.

We generally sell our products on a purchase order basis rather than using long-term contracts. Our customers may not cancel their purchase orders but may defer their orders without significant penalty. We engage our wafer foundry and other independent contractors to manufacture, test, package and assemble the finished products for delivery to the customer, either after a customer order is received or in anticipation of prospective customer orders. In both circumstances, we are the primary obligor.

Declining Average Sales Price

Because the CMOS image sensor market is characterized by intense price competition, we have experienced, and expect to continue to experience, market driven pricing pressures and declining average sales prices for our products. Generally, prices for our products are determined based on the level of technological sophistication and the availability of the product in a specific market. As product availability increases in a market, the average sales price of the product generally declines quickly over a period of six to 18 months. For example, compared to 2004, the average sales price of our VGA image sensor, which was our top selling image sensor for those periods, fell approximately 59% in 2005. We intend to address future declines in average sales prices by continually developing new products with higher margins, incorporating more advanced features to our existing products, and achieving manufacturing cost efficiencies by upgrading our process technology.

Manufacturing and Other Costs

As a fabless design company, we outsource all of our capital-intensive product manufacturing processes to independent third party contractors. Costs related to the wafer fabrication process, currently outsourced to DongbuAnam, account for the largest portion of our cost base, and is largely determined by (i) the cost of wafers, which is the principal raw material for image sensors and tends to be affected by the cyclical semiconductor industry and, to a lesser extent, by the pricing flexibility achieved through volume discounts, and (ii) the yield per wafer, which is the ratio of the number of functional dies on a wafer to the maximum number of dies that can be produced on that wafer. Higher yields result in reduced costs, which permits average selling price reductions. As yields are generally affected by the design and manufacturing process technology employed, we seek to continuously improve yields by improving our chip design and working closely with our current independent foundry on our process technology, which was upgraded from 0.25 microns, or µm, to 0.18 µm in January 2005, with further upgrades to 0.15 µm and 0.13 µm process technology.

Our other cost of revenues for our products consists principally of:

•	the cost of outsourced testing and packaging of our products;

•	loss on valuation of inventory;

•	the cost of salary and benefits, including stock-based compensation expenses, of our employees associated with product manufacturing, customization and support; and

•	the cost of transportation and distribution.

In addition to each of the cost items above, our cost of revenues for our camera modules also includes the cost of module assembly. As we endeavor to grow our sales volumes and transition to smaller process technology, we expect to further reduce the unit cost of our products through economies of scale and diversification of our outsourced manufacturing base. We expect our costs of international transportation and distribution to rise concurrently as we grow our international business. Our cost of revenues for our services consists mainly of wafer testing fees related to our business with DongbuAnam in connection with Sharp.

Inventory Loss

We recognize a charge to our cost of revenues for losses on valuation of inventory when the estimated realizable value for our goods in inventory is determined to be below our cost and when the number of units on hand exceeds the number of units that we forecast to sell over a certain period of time.

We have in the past recorded, and may continue to record, losses on valuation of inventory attributable to the following principal factors:

•	inventory build up of lower-grade image sensors, some of which are sold at lower prices to customers that do not require the highest quality due to the nature of their end-products, such as PC cameras and toys;

•	excess inventory build up of image sensors caused by our need to anticipate future orders, as the lead time required by our foundry to fabricate our wafers is often longer than the lead time our customers provide to us for delivery of our products;

•	the short-term nature of purchase commitments or order cancellations, reductions or delays by a significant customer or group of customers;

•	larger write-downs for excess camera modules due to higher per unit price than wafers or dies and more customized specifications, which limit our ability to resell camera module inventory to other customers;

•	difficulty in accurately forecasting CMOS image sensor demand as we depend on order forecasts from many of our customers who themselves are susceptible to fluctuating customer demand for mobile phones; and

•	susceptibility to rapidly declining average sales prices and obsolescence.

Gross Profit

Our gross profit is primarily affected by our revenues from our products and services and by our cost of revenues associated with our products and services. Our overall gross margin was 9.8% in 2004 and 25.0% in

2005. We expect our gross margin from sales of our products to increase as a result of an increase in sales of CMOS image sensors, generally our higher margin product, and a decrease in sales of camera modules, generally our lower margin product. In 2004 and 2005, our gross margin for our services revenues was 81.3% and 81.2%, respectively. Although we cannot predict whether our revenue from our services will increase or decrease in the future, we expect our gross margin from this part of our business to remain relatively stable.

Operating Expenses

Operating expenses consist primarily of our selling, general and administrative expenses and our research and development expenses, net of government grants.

Selling, General and Administrative. Our selling, general and administrative expenses primarily include:

•	salary and benefits for our sales, marketing and administration personnel;

•	commissions to our sales agents and other service providers;

•	stock option compensation expenses;

•	rent for our offices; and

•	travel and entertainment expenses.

We expect our selling, general and administrative expenses to increase as we hire additional sales, marketing and administration personnel and further expand our business and marketing efforts, both domestically and internationally, and as we incur greater expenses for professional services, such as legal and accounting, after becoming a publicly-traded company on Nasdaq.

Research and Development, Net of Government Grants. The rapid technological change and product obsolescence that characterize our industry requires us to make regular investments in research and development. Our research and development expenses, net of government grants, consist primarily of:

•	expenses for design tools and software;

•	research and development personnel salary and benefits

•	costs for the construction of masks, which are prototypes made for each new product in the development stage in order for our independent foundry to test for mass production viability; and

•	stock option compensation expenses for our research and development employees.

We recognize all research and development expenses when incurred. Product development time frames vary, but in general, we incur research and development costs six to 18 months before generating sales from new products.

As part of the Korean government’s initiative to promote and encourage the development of start-up companies in the semiconductor and other high technology industries, high technology start-up companies with industry leading technology or products are eligible for government grants. We have from time to time received such government research and development grants in recognition of our new technology inventions, such as our 1.3 megapixel CMOS image sensor. In 2004, grants received from the Korean government for research and development activities totaled (Won)26 million for the acquisition of fixed assets and intangible assets. These grants were used to offset our acquisition costs of the acquired assets in 2004. We did not receive any such grant from the government in 2005. Grants amortized related to fixed assets and intangible assets were approximately (Won)75 million, (Won)69 million and (Won)71 million for 2003, 2004 and 2005, respectively. As of December 31, 2005, we recorded refundable government grants in the amount of (Won)227 million (US$0.2 million), of which (Won)113 million becomes due and payable in 2006 and (Won)114 million becomes due and payable in 2007.

Stock Option Compensation Expenses

We incurred stock option compensation expenses of (Won)357 million, (Won)494 million and (Won)1,099 million (US$1.1 million) in 2003, 2004 and 2005, respectively. Substantially all of these expenses were related to the amortization of stock option compensation expenses in relation to options granted to attract and retain members of our senior management and certain employees. We may incur additional stock-based compensation expenses in connection with future stock option grants. See note 7 to our consolidated financial statements. See “—Critical Accounting Policies—Accounting for Stock Options.”

Income Tax Expenses

As a designated venture company under Korean law, we are entitled to a 50% reduction in corporate income tax rates for the year in which we first generate taxable income and the following five years if we satisfy a number of financial and non-financial criteria, including the maintenance of our status as a designated venture company. As we first generated taxable income in 2003, we were subject to a reduced tax rate of 14.85% for that fiscal year and the same rate applied to 2004. Our tax rate has been further reduced to 13.75% for 2005 due to a general reduction in the Korean corporate tax rate to 27.5% from 29.7%. The rate of 13.75% will be effective until December 31, 2008, provided we continue to qualify as a venture company. Our status as a designated venture company is subject to evaluation and renewal in November of each year.

To qualify as a designated venture company, a company must be a small- and medium-sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises and be found to have, among other things, a superior ability to provide innovation in technology and business by the Small Business Corporation of Korea. In addition, qualified Korean venture capital investment firms must hold an aggregate of at least 10% of the outstanding shares of such venture company for at least six months prior to the filing of the venture company application. A company may qualify as a small- and medium-sized enterprise if, among other things, it hires less than 300 full-time employees or its paid-in-capital is (Won)8 billion or less.

Preferred Shares

In 2003, we issued our Series A preferred shares, which we have reflected as mezzanine equity on our balance sheet. On December 20, 2005, all of our Series A preferred shares were converted into 1,201,333 common shares in preparation for our initial public offering.

Due to the redemption right of the holders of our Series A preferred shares, accretion was recorded to the preferred share entries on our balance sheet over various periods since their issuance dates, with corresponding non-cash charges reflected below net income on our statement of operations for the relevant periods. As a result of the conversion of the Series A preferred shares into our common shares, the amount in excess of the par value of our common shares to be issued was recorded to additional paid-in capital and there will be no further effect on our statement of operations. For more information on these accretion charges, see note 10 to our consolidated financial statements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition

Our revenues are derived from sales of CMOS image sensors and camera modules to our customers and from the provision of engineering, technology and other services to DongbuAnam. For products sold in Korea under agreements that do not allow for returns or credits for our customers, we recognize revenues upon product shipment. For products sold in Korea under agreements that allow for returns or credits for our customers, revenues are recognized upon product acceptance by the customer. For products sold outside of Korea, title and risk of loss are transferred to customers upon shipment, and at that point, there are no further customer acceptance requirements or rights of return. Accordingly, revenue is recognized upon product shipment.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, additional allowances may be required.

We record warranty liabilities for the estimated costs that may be incurred under our limited warranty. This warranty covers product defects based on compliance to our specifications and is normally applicable for 12 months from the date of purchase. These liabilities are accrued when revenues are recognized. Warranty costs include the costs to replace defective products. Factors that affect our warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy our warranty obligation.

Allowance for Inventory Valuation

Inventories are stated at the lower of cost, using the weighted-average method, or market value. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. Inventory reserves are established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes. Reserves are also established for excess inventory based on inventory levels, as judged by management, for each specific product. The determination of reserves for obsolete and excess inventory involves significant judgment, including the ability to forecast customer demand, trends in the development of new technology, and other market forces affecting the price for our products. To date, we have used historical data and other industry trends to forecast customer demand and price levels. However, these estimates could vary significantly from actual results.

Accounting for Stock Options

We account for stock options in accordance with the provisions of SFAS 123, Accounting for Stock Based Compensation, using the fair value method based on the Black-Scholes model. Under the fair value method, compensation cost for stock option grants is measured at the date of grant based on the fair value of the award and recognized over the service period on a straight-line basis. The determination of fair value of the award at the date of grant using the Black-Scholes model requires estimates about our expected dividend yield, expected risk- free interest rate, expected volatility, expected life and the fair value of our common shares on the date of grant. See “—Certain Principal Factors Affecting Our Results of Operations and Financial Condition—Stock Option Compensation Expenses” for further discussion of our accounting for stock options.

On January 1, 2006, we adopted SFAS No. 123(R), Share-based Payment. We do not expect this change to have a significant impact on our results of operations and disclosures.

Deferred Income Taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which require the asset and liability method. We review our deferred tax assets on a regular basis to evaluate their recoverability based on the expected enacted tax rates and projections of the expected realization of our deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook.

A. Operating results.

The following table sets forth the results of our operations expressed as a percentage of our total sales for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	For the Years Ended December 31,
	2003	2004	2005
Revenues:
Products	100.0%	87.6%	93.0%
Services	0.0	12.4	7.0

Total revenues	100.0	100.0	100.0%

Cost of revenues:
Products	81.8	87.9	73.8
Services	0.0	2.3	1.3

Total cost of revenues	81.8	90.2	75.1%

Gross profit	18.2	9.8	24.9%
Operating expenses:
Selling, general and administrative	6.4	11.1	15.4%
Research and development, net of government grants	7.5	8.9	8.4

Total operating expenses	13.9	20.0	23.8%

Income (loss) from operations	4.3	(10.2)	1.1%
Other income (expense):
Interest income (expense), net	0.0	(0.6)	(1.3)
Foreign exchange gain, net	0.8	0.9	0.5
Others, net	0.0	0.0	0.1

Total other income (expense)	0.8	0.3	(0.7)

Income (loss) before income taxes, gain (loss) from equity method investments, dilution gain and minority interest	5.1	(9.9)	0.4
Income tax expenses	0.6	0.7	0.0

Income (loss) before gain (loss) from equity method investments, dilution gain and minority interest	4.5	(10.6)	0.4
Gain (loss) from equity method investments, net	0.0	(0.8)	0.2
Dilution gain from equity method investments	0.0	0.0	1.0
Minority interest	—	—	0.8

Net income (loss)	4.5	(11.4)	2.4

Accretion of preferred shares	(6.4)	(4.3)	(4.6)

Net loss attributable to common shareholders	(1.9)	(15.7)	(2.2)

2005 compared to 2004

Revenues

We generated total revenues of (Won)41,584 million (US$41.2 million) in 2005, an increase of 16.2% from our total revenues of (Won)35,796 million in 2004.

Products. Our revenues from sales of our products increased 23.4% to (Won)38,678 million (US$38.3 million) in 2005 from (Won)31,356 million in 2004, primarily due to an increase in sales volume of our CMOS image sensors, partially offset by a decrease in the average sales price of our products.

•	CMOS Image Sensors. Our revenues from sales of our CMOS image sensors increased 178.6% to (Won)17,540 million (US$17.4 million) in 2005 from (Won)6,296 million in 2004, primarily as a result of an increase in sales of our VGA 0.3 megapixel image sensors to our customers in China, partially offset by an approximately 73% decrease in the average sales price of our CMOS image sensors. We sold 9.3 million CMOS image sensors in 2005, compared to 0.9 million in 2004.

•	Camera Modules. Our revenues from sales of our camera modules decreased 16.7% to (Won)20,548 million (US$20.3 million) in 2005 from (Won)24,663 million in 2004, primarily as a result of an approximately 40.5% decrease in the average sales price of our camera modules, partially offset by an increase in our sales volume to 3.1 million camera modules sold in 2005, compared to 2.2 million in 2004.

Services. Our revenues from services decreased 34.5% to (Won)2,906 million (US$2.9 million) in 2005 from (Won)4,440 million in 2004, primarily as a result of a decrease in service fees received from DongbuAnam caused by an approximately 37% decrease in the average sales price of CMOS image sensors DongbuAnam sold to Sharp, partially offset by an increase in DongbuAnam’s sales volume to 7.7 million image sensors sold to Sharp in 2005, compared to 7.7 million image sensors sold in 2004.

Cost of Revenues

Products. Our cost of revenues from sales of our products decreased 2.5% to (Won)30,671 million (US$30.4 million) in 2005 from (Won)31,457 million in 2004, primarily as a result of a decrease in our provision for losses on valuation of inventory and our cost of outsourced manufacturing in 2005, partially offset by increases in our costs of materials and salary and benefits in 2005.

•	Total provision for losses on valuation of inventory decreased 63.6% to (Won)2,673 million (US$2.6 million) in 2005 from (Won)7,349 million in 2004, primarily due to a significant decrease in the amount of order cancellations from our customers in 2005. Our net loss on valuation of inventory in 2004 was primarily attributable to order cancellations from Maxon and Telson.

•	Total cost of outsourced manufacturing, testing and assembly of our products decreased 22.8% to (Won)8,238 million (US$8.2 million) in 2005 from (Won)10,674 million in 2004, primarily due to a significant reduction in the per unit cost of outsourced assembly of our camera modules in 2005 primarily attributable to our new lower-cost camera module assembly contractors in China, partially offset by an increase in the volume of our products manufactured.

•	Total cost of materials increased 38.6% to (Won)17,557 million (US$17.4 million) in 2005 from (Won)12,664 million in 2004, primarily due to increases in sales volume of our CMOS image sensors and camera modules.

•	Total cost of salary and benefits, including stock-based compensation expenses, of our employees and other expenses associated with product manufacturing, customization and support increased 186.5% to (Won)2,203 million (US$2.2 million) in 2005 from (Won)769 million in 2004, primarily due to an increase in relevant employee headcount to 29 in 2005 from 21 in 2004.

Services. Our cost of revenues from our services decreased 34% to (Won)546 million (US$0.5 million) in 2005 from (Won)831 million in 2004, primarily due to a decrease in per unit testing fees and an increase in manufacturing yield by DongbuAnam which reduced the number of wafers required to be tested to achieve the same number of usable wafers sold to Sharp.

Gross Profit

Our gross profit increased to (Won)10,367 million (US$10.3 million) in 2005 from (Won)3,508 million in 2004, representing gross margins of 25.0% and 9.8%, respectively. Gross margins increased in 2005 primarily as a result of a shift in our product mix, whereby our sales of CMOS image sensors increased from 17.6% of our total revenues in 2004 to 42.2% of our total revenues in 2005, a decrease in our losses on valuation of inventory, a decrease in our module assembly costs and sales of products in our inventory previously recorded as a loss, partially offset by a decline in average sales prices of our CMOS image sensors and camera modules and temporary lower manufacturing yields. In addition, gross margin increased as we recorded (Won)1,406 million (US$1.4 million) in gross profit on the sale of PO1030 image sensor inventory, which had been previously written off at December 31, 2004. Costs of (Won)2,839 million were previously expensed prior to December 31, 2004 for these units. Our overall gross profit increase in 2005 was offset by a decrease in our gross profit from services to (Won)2,360 million (US$2.3 million) in 2005 from (Won)3,609 million in 2004, representing gross margins of 81.2% and 81.3%, respectively.

Operating Expenses

Our operating expenses increased 37.9% to (Won)9,910 million (US$9.8 million) in 2005 from (Won)7,177 million in 2004, primarily as result of increases in our selling, general and administrative and research and development expenses, net of government grants.

Selling, General and Administrative

Our selling, general and administrative expenses increased 61.6% to (Won)6,407 million (US$6.3 million) in 2005 from (Won)3,966 million in 2004, primarily due to increases in total salary, benefits and stock option compensation to our sales, marketing and administration employees and commissions to our international sales agents and other service providers, partially offset by a decrease in our provision for allowance for doubtful accounts.

•	Total salary, benefits and stock compensation to our sales, marketing and administration employees increased 184.7% to (Won)3,678 million (US$3.6 million) in 2005 from (Won)1,292 million in 2004. This increase was primarily due to an increase in our sales, marketing and administration personnel to 55 employees in 2005 from 32 employees in 2004, an increase in the average compensation of those employees and an increase in stock option compensation expenses due to options for 187,000 common shares granted to employees in 2005.

•	Total commissions to international sales agents and other service providers increased 110.3% to (Won)961 million (US$1.0 million) in 2005 from (Won)457 million in 2004, primarily due to an increase in sales by our sales agents to customers in China and increase in fees to our independent registered public accountants for their U.S. GAAP audit services.

•	Total provision for allowance for doubtful accounts decreased 99.2% to (Won)11 million in 2005 from (Won)1,447 million in 2004, as none of our top customers failed to make required payments in 2005, unlike 2004 when two of our top ten customers failed to make required payments in the aggregate amount of (Won)1,431 million.

Research and Development, Net of Government Grants

Our research and development expenses, net of government grants, increased 9.1% to (Won)3,503 million (US$3.5 million) in 2005 from (Won)3,211 million in 2004, primarily as a result of our transition from 0.25 µm to 0.18 µm technology and an increase in salary and benefits for our research and development personnel, partially offset by a decrease in expenses for masks as we entered into a new design phase for our next generation of products, which generally precedes the prototype mask development phase, in 2005.

Other Income (Expense)

We recorded net other expense of (Won)315 million (US$0.3 million) in 2005 after recording net other income of (Won)110 million in 2004, principally as a result of an increase in interest expenses and a decrease in net foreign exchange gain in 2005.

Interest Expense, Net

Our net interest expense increased 134.3% to (Won)539 million (US$0.5 million) in 2005 from (Won)230 million in 2004, primarily due to an increase in our short-term borrowings in 2005.

Foreign Exchange Gain, Net

Our net foreign exchange gain decreased 42.4% to (Won)194 million in 2005 from (Won)337 million in 2004, which was attributable to currency fluctuations between the U.S. dollar and the Korean Won.

Income Tax Expenses

We did not recognize any income tax expenses in 2005, compared to income tax expenses of (Won)234 million in 2004.

Gain (Loss) from Equity Method Investment

Our gain from equity method investment was (Won)85 million (US$0.1 million) in 2005, compared to a loss of (Won)272 million in 2004, due to an increase in our gain from our 13.9% equity interest in Tesna to (Won)85 million in 2005 from (Won)57 million in 2004.

Dilution Gain from Equity Method Investment and Consolidated Subsidiary

We recognized a dilution gain from equity method investment and consolidated subsidiary of (Won)337 million (US$0.3 million) and (Won)74 million (US$0.07 million) in 2005, respectively, as a result of dilutions in our equity interests in Tesna from 20.0% to 13.9% and in PTI, our consolidated subsidiary, from 42.9% to 31.9%, in 2005. We did not recognize any dilution gain from equity method investments in 2004.

Minority Interest

We recognized minority interest of (Won)341 million (US$0.3 million) in 2005 due to our 37.5% equity interest in PTI. We did not recognize any minority interest in 2004.

Net Income (Loss)

We recognized net income from operations of (Won)979 million (US$1.0 million) in 2005, compared to a net loss of (Won)4,065 million in 2004, as a result of the cumulative effect of the factors described above.

Accretion of Preferred Shares

We recorded a charge to retained earnings and additional paid-in capital for accretion of preferred shares of (Won)1,927 million (US$1.9 million) in 2005, compared to (Won)1,569 million in 2004, to account for the accretion related to the redemption amounts of our Series A preferred shares until the conversion date.

Net Loss Attributable to Common Shareholders

Our net loss attributable to common shareholders decreased to (Won)948 million (US$0.9 million) in 2005 from (Won)5,634 million in 2004, due to increased net income from operations in 2005.

2004 Compared to 2003

Revenues

We generated total revenues of (Won)35,796 million in 2004, an increase of 101.0% over our total revenues of (Won)17,806 million in 2003.

Products. Our revenues from sales of our products increased 76.1% to (Won)31,356 million in 2004 from (Won)17,806 million in 2003, primarily due to an increase in sales of our CMOS image sensors and camera modules. Our revenues in 2003 reflect revenues from the second half of 2003 only, as we did not start mass producing our products until July 2003.

•	CMOS Image Sensors. Our revenues from sales of our CMOS image sensors increased 679.2% to (Won)6,296 million in 2004 from (Won)808 million in 2003, primarily as a result of an increase in domestic sales, attributable to stronger demand for our VGA 0.3 megapixel image sensors and commercialization of a new SXGA 1.3 megapixel image sensor in 2004, partially offset by a decline of approximately 20% in the average sales price of our VGA 0.3 megapixel image sensors in 2004. We sold 0.9 million CMOS images sensors in 2004, compared to 70,000 in 2003.

•	Camera Modules. Our revenues from sales of our camera modules increased 49.6% to (Won)24,663 million in 2004 from (Won)16,491 million in 2003, primarily as a result of increased sales of our VGA-based camera modules to China from (Won)207 million in 2003 to (Won)7,659 million in 2004, partially offset by a decline of approximately 15% in the average sales price of our camera modules in 2004 and a 6.4% decrease in domestic sales of our camera modules. We sold 2.2 million camera modules in 2004, compared to 1.3 million in 2003.

Services. Our revenues from services in 2004 was (Won)4,440 million. This was attributable to service fees from our business arrangements with DongbuAnam related to Sharp. DongbuAnam sold approximately 7.7 million image sensors to Sharp under this arrangement. We did not recognize revenues from services in 2003.

Cost of Revenues

Products. Our cost of revenues from sales of our products increased 116.0% to (Won)31,457 million in 2004 from (Won)14,562 million in 2003, primarily as a result of an increase in the sales of our CMOS image sensors and camera modules and increases in cost of materials, cost of manufacturing, losses on valuation of inventory, and salary and benefits.

•	Total cost of materials increased by 127.4% to (Won)12,664 million in 2004 from (Won)5,570 million in 2003, primarily as a result of an increase in the sales of our products.

•	Total cost of outsourced manufacturing, testing and assembly of our products increased 69.2% to (Won)10,674 million in 2004 from (Won)6,308 million in 2003, primarily due to a corresponding increase in the volume of our products manufactured in 2004 as compared to 2003.

•	Total provision for loss on valuation of inventory increased 265.8% to (Won)7,349 million in 2004 from (Won)2,009 million in 2003, primarily due to increases in:

•	canceled purchase orders from financially-troubled customers, which accounted for 39.8% of our total loss on valuation of inventory in 2004;

•	unsold lower grade image sensors, which accounted for 36.7% of our total loss on valuation of inventory in 2004; and

•	unsold image sensors manufactured in anticipation of future orders, which accounted for 23.5% of our total loss on valuation of inventory in 2004.

•	Total cost of salary and benefits, including stock-based compensation expenses, of our employees associated with product manufacturing, customization and support increased 13.9% to (Won)769 million from (Won)675 million in 2003, primarily due to an increase in the headcount to 21 employees in 2004 from 6 employees in 2003.

Services. Our cost of revenues from our services was (Won)831 million in 2004, which mainly consists of wafer testing fees related to our services business with DongbuAnam and Sharp.

Gross Profit (Loss)

Our gross profit increased 8.1% to (Won)3,508 million in 2004 from (Won)3,244 million in 2003, representing gross margins of 9.8% and 18.2% in 2004 and 2003, respectively. Our gross margins decreased primarily due to a significant increase in our loss on valuation of inventory and partially due to a decline in average sales prices of our CMOS image sensors and camera modules and an increase in wafer manufacturing costs. The average sales prices of our products declined in 2004 mainly due to a decline in prices of our VGA and SXGA products and delays in the introduction of new products. Our gross profit from services was (Won)3,609 million in 2004, representing a gross margin of 81.3%, which partially mitigated our overall gross margin decline in 2004.

Operating Expenses

Our operating expenses increased 190.4% to (Won)7,177 million in 2004 from (Won)2,471 million in 2003, primarily due to increases in our selling, general and administrative and our research and development expenses, net of government grants.

Selling, General and Administrative

Our selling, general and administrative expenses increased 249.1% to (Won)3,966 million in 2004 from (Won)1,136 million in 2003, primarily due to increases in allowance for doubtful debts, total salary and benefits to our sales, marketing and administration employees and sales commissions to our international sales agents.

•	Total provision for allowance for doubtful accounts increased to (Won)1,447 million in 2004 from (Won)71 million in 2003, primarily due to the inability of two of our top customers, Maxon and Telson, to make required payments of (Won)1,240 million and (Won)191 million, respectively, in 2004.

•	Total salary and benefits to our sales, marketing and administration employees increased 152.8% to (Won)1,292 million in 2004 from (Won)511 million in 2003. This increase was primarily due to an increase in our sales, marketing and administration personnel to 32 employees in 2004 from 16 employees in 2003, and an increase in the average compensation of those employees.

•	Total sales commissions to international sales agents increased to (Won)322 million in 2004 from (Won)8 million in 2003, almost exclusively due to an increase in sales to customers in China.

Research and Development, Net of Government Grants

Our research and development, net of government grants, increased 140.5% to (Won)3,211 million in 2004 from (Won)1,335 million in 2003, primarily due to increases in the number of new prototype masks produced, expenses for design tools and software, and salary and benefits for our research and development personnel.

•	Total expenses for masks increased 142.8% to (Won)1,525 million in 2004 from (Won)628 million in 2003, as a result of an increase in the number of new products in development which required more masks to be constructed.

•	Total expenses for design tools and software increased 298.7% to (Won)949 million in 2004 from (Won)238 million in 2003, as a result of tools and software purchased for designing technologically sophisticated new products.

•	Total salary and benefits for our research and development personnel increased 45.7% to (Won)663 million in 2004 from (Won)455 million in 2003, as we increased the number of our engineers to 16 in 2004 from 10 in 2003, in anticipation of new product development plans and process technology upgrade from 0.25 µm to 0.18 µm in 2005.

Other Income (Expense)

Our net other income increase to (Won)110 million in 2004 from (Won)137 million in 2003, principally as a result of increases in losses on foreign currency transactions and interest expenses, partially offset by an increase in foreign exchange gains.

Interest Income (Expense), Net

We recorded net interest expense of (Won)230 million in 2004 after recording net interest income of (Won)1 million in 2003, primarily due to an increase in short-term borrowing, and, to a lesser degree, a decrease in our bank balances and lower interest rates.

Foreign Exchange Gain, Net

Our net foreign exchange gain increased 144.2% to (Won)337 million in 2004 from (Won)138 million in 2003, primarily due to favorable currency fluctuations between the U.S. dollar and the Korean Won.

Income Tax Expenses

Our income tax expenses increased 120.8% to (Won)234 million in 2004 from (Won)106 million in 2003, primarily due to an increase in the valuation allowance on deferred tax assets of (Won)1,087 million, partially offset by a (Won)321 million tax credit.

Gain (Loss) from Equity Method Investments

We recorded a loss of (Won)272 million from our equity method investments in 2004 due to a loss of (Won)329 million from our 42.9% equity interest in PTI in Taiwan, partially offset by gains of (Won)57 million from our 20.0% equity interest in Tesna in Korea. We did not recognize any gain or loss from equity method investment in 2003.

Net Income (Loss)

We recognized a net loss from operations of (Won)4,065 million in 2004, compared to net income from operations of (Won)804 million in 2003, as a result of the cumulative effect of the factors described above.

Accretion of Preferred Shares

We recorded a charge to retained earnings and additional paid-in capital for accretion of preferred shares of (Won)1,569 million in 2004, compared to (Won)1,149 million in 2003, to account for the accretion related to the redemption amounts of our Series A preferred shares issued on March 17, 2003.

Net Loss Attributable to Common Shareholders

Our net loss attributable to common shareholders increased to (Won)5,634 million in 2004 from a loss of (Won)345 million, due to our recording of a net loss and an increase in accretion of preferred shares in 2004.

Inflation

Inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 3.6% in 2003, 3.6% in 2004 and 2.7% in 2005.

Foreign currency risk

In 2005, approximately 98% of our total revenues were denominated in U.S. dollars. In most of the countries in which our products are sold, including Korea, the revenues generated from our customers are denominated in U.S. dollars. While we received most of our revenues in U.S. dollars, 78% of our selling, general and administrative expenses and 22% of our cost of revenues in 2005 were denominated in Korean Won. Our financial statements are also prepared and presented in Korean Won. Appreciation or depreciation of the Korean Won against the U.S. dollar during any given period will result in foreign currency losses or gains and affect our gross profits and net income during that period, because our revenues and our cost of revenues may be recorded in different currencies. In 2005, we estimate that a hypothetical 10.0% appreciation of the Korean Won against the U.S. dollar would have reduced our net income by approximately 382%, mainly due to foreign exchange loss from our cash and cash equivalent in foreign currency. In addition, we estimate that a hypothetical 10.0% appreciation of the Korean Won against the U.S. dollar would have reduced our gross margin by approximately 17%.

In addition, we received (Won)34,131 million (US$33.8 million) from our initial public offering in December 2005 in U.S. dollars and currently have approximately US$7.5 million of such amount in U.S. dollars. To date, we have not engaged in any foreign currency hedging activity to reduce our exposure to exchange rate fluctuations. If necessary, we plan to enter into hedging transactions in the future to reduce our exposure to foreign currency exchange risks.

Interest Rate Risk

Our risk exposure from changes in interest rates relates primarily to the interest expense due to our short-term and long-term borrowings and the interest income generated by excess cash invested in short-term bank deposits. Interest-earning instruments carry a degree of interest rate risk. As substantially all of our cash and cash equivalents consist of bank deposits, we do not expect any material change with respect to our net income as a result of a 10% hypothetical interest rate change.

We may be exposed to interest rate risks on additional debt financing that we may periodically undertake to fund capital expenditures, as well as for working capital and other general corporate purposes. Upward fluctuations in interest rates increase the cost of new debt. The interest rate that we will be able to obtain in a new debt financing will depend on market conditions at that time and may differ from the rates we have secured on our current debt.

To date, we have not entered into any hedging or derivative transaction with regard to interest rates to manage our exposure to changes in interest rates. We currently do not have any plan to enter into such hedging or derivative transactions.

B. Liquidity and capital resources.

Liquidity and Capital Resources

Our primary source of liquidity has been the net proceeds from our initial public offering, our Series A preferred shares financing and funds from our short-term and long-term borrowings. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2003		2004		2005		2005
	(in millions of Korean Won and thousands of U.S. dollars)
Net cash provided by / (used in) operating activities	(Won)	(4,568)	(Won)	(5,364)	(Won)	(2,550)	$(2,524)
Net cash provided by / (used in) investing activities		(858)		(1,499)		(1,264)	(1,251)
Net cash provided by / (used in) financing activities		5,649		7,718		33,615	33,282
Effect of exchange rate changes on cash and cash equivalents		(18)		53		(70)	(69)
Net increase in cash and cash equivalents		205		908		29,731	29,438
Cash and cash equivalents at the beginning of the year		81		286		1,194	1,182
Change in consolidated subsidiary		—		—		115	113
Cash and cash equivalents at the end of the year		286		1,194		31,040	30,733

Cash Flows from Operating Activities

Our net cash used in operating activities increased to (Won)2,550 million (US$2.5 million) in 2005 from (Won)5,364 million in 2004. The increase in our net cash used in operating activities was primarily the result of our net income of (Won)979 million (US$1.0 million) in 2005, compared to a net loss of (Won)4,065 million in 2004, a net cash inflow from an increase in our trade accounts payable of (Won)3,676 million (US$3.6 million) in 2005, compared to a net cash outflow of (Won)1,450 million in 2004, and a decrease in net cash outflow from our inventories of (Won)4,035 million (US$4.0 million) in 2005, compared to that of (Won)7,792 million in 2004. The increase in our net cash used in operating activities was partially offset by a net cash outflow from our accounts receivable of (Won)6,117 million (US$6.1 million) in 2005, compared to a net cash outflow of (Won)1,363 million in 2004, and by a decrease in our net cash outflow from adjustments for losses on valuation of inventory to (Won)2,673 million (US$2.6 million) in 2005 from (Won)7,349 million in 2004 and a decrease in our adjustments for provision for allowance for doubtful accounts to (Won)11 million in 2005 from (Won)1,447 million in 2004.

Our net cash used in operating activities increased to (Won)5,364 million in 2004 from (Won)4,568 million in 2003. This increase in our net cash used in operating activities was primarily as a result of our recording a net loss in 2004, coupled with a decrease in our gross margin from 18.2% in 2003 to 9.8% in 2004, and our cash outflow from inventories of (Won)7,792 million and (Won)8,382 million in 2004 and 2003, respectively, from account receivables of (Won)1,363 million and (Won)5,729 million in 2004 and 2003, respectively, and from trade accounts payables of (Won)1,450 million in 2004. The net cash outflow from our operating activities was partially offset by net cash inflow as a result of trade accounts payable of (Won)7,715 million in 2003, adjustments for losses on valuation of inventory of (Won)7,349 million and (Won)2,009 million in 2004 and 2003, respectively, and adjustments for the allowance for doubtful accounts of (Won)1,447 million and (Won)71 million in 2004 and 2003, respectively.

Cash Flows from Investing Activities

Our net cash used in investing activities decreased 15.7% to (Won)1,264 million (US$1.3 million) in 2005, compared to (Won)1,499 million in 2004. Our net cash used in investing activities in 2005 primarily consisted of cash outflows from our acquisition of property, plant and equipment in the amount of (Won)826 million (US$0.8 million), acquisition of intangible assets in the amount of (Won)294 million (US$0.3 million) and payments on loans to affiliates and employees in the amount of (Won)90 million. Our net cash used in investing activities in 2004 primarily consisted of cash outflows from our acquisition of investments in the amount of (Won)653 million due to our investments in PTI and Tesna, our acquisition of intangible assets related to design tools in the amount of (Won)484 million and acquisition of property, plant and equipment in the amount of (Won)295 million.

Our net cash used in investing activities increased from (Won)858 million in 2003 to (Won)1,499 million in 2004, primarily due to increases in our cash used in acquisition of investments from nil in 2003 to (Won)653 million in 2004, our cash used in acquisition of intangible assets from (Won)36 million in 2003 to (Won)484 million in 2004, off- set by a decrease in cash used in payment on loans to affiliates and employees from (Won)497 million in 2003 to (Won)32 million in 2004.

Cash Flows from Financing Activities

Our net cash provided by financing activities increased to (Won)33,615 million (US$33.3 million) in 2005 from (Won)7,718 million in 2004. The increase in our net cash provided by financing activities was primarily due to our proceeds from issuance of common shares, net, of approximately (Won)31,987 million (US$31.7 million), mainly as a result of our initial public offering in December 2005 and a decrease in our repayments of borrowings to (Won)7,610 million (US$7.5 million) in 2005 from (Won)8,693 million in 2004, partially offset by a decrease in our proceeds from borrowings to (Won)9,238 million (US$9.1 million) in 2005 from (Won)16,411 million in 2004.

Our net cash provided by financing activities increased from (Won)5,649 million in 2003 to (Won)7,718 million in 2004, primarily due to our net borrowings of (Won)7,718 million in 2004 from (Won)730 million in 2003, partially offset by our Series A preferred shares financing in 2003, which resulted in net proceeds of (Won)4,919 million from the sale of 1,441,600 Series A preferred shares at (Won)3,421 per share.

We had total borrowings of (Won)9,238 million (US$9.1 million) in 2005, compared to total borrowings of (Won)16,411 million in 2004. These borrowings were partially offset by repayments of borrowings of (Won)7,610 million (US$7.5 million) in 2005, compared to repayments of borrowings of (Won)8,693 million in 2004. The weighted average interest rates under the terms of our borrowings were 6.03% and 5.71% as of December 31, 2004 and 2005, respectively. All of our borrowings are loans from local banks extended to us under various secured and unsecured credit facilities.

One of our credit facilities contains certain financial covenants, including requirements to maintain annual operating income of more than (Won)3,000 million and net cash after operating activity of more than (Won)0. As we were unable to maintain these financial ratios through December 31, 2004, borrowings under the facility, totaling (Won)500 million, became due and payable on June 20, 2005. On June 27, 2005, we renegotiated the terms of this facility, and before December 31, 2005, repaid the entire outstanding balance of (Won)500 million (US$0.5 million).

The following table sets forth our total borrowings as of the dates indicated:

Short-Term Borrowings (in millions of Korean Won)

	As of December 31,
	2003		2004		2005
Loans, principally from banks:
Won denominated loans with weighted-average interest rates of 6.3% and 5.9% as of December 31, 2004 and 2005	(Won)	—	(Won)	6,468	(Won)	7,000
U.S. Dollar denominated loans with weighted-average interest rates of 5.0% and 5.9% as of December 31, 2004 and 2005		—		673		1,474

Loans against receivables with weighted-average interest rates of 2.9%, 10.7%(1) and 6.2% as of December 31, 2003, 2004 and 2005		284		517		471
Current portion of long-term borrowings		208		427		613
Cash overdraft with weighted-average interest rate of 6.1% as of December 31, 2005		—		—		803

Total	(Won)	492	(Won)	8,085	(Won)	10,361

(1)	Consists of a single one-month term loan.

Long-Term Borrowings (in millions of Korean Won)

	As of December 31,
	2003		2004		2005
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2008 with interest rates ranging from 3.3% to 5.9% per annum	(Won)	1,425	(Won)	1,686	(Won)	1,259
Less: current portion		(208)		(427)		(613)

Total	(Won)	1,217	(Won)	1,259	(Won)	646

Capital Resources

Our primary source of liquidity has been the net proceeds from our sale of common shares and funds from our short-term and long-term borrowings. As of December 31, 2005, our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2005, we had (Won)31,040 million (US$30.7 million) in cash and cash equivalents. We have entered into Korean Won denominated borrowing arrangements with certain Korean domestic banks, with an aggregate maximum facility of (Won)9,870 million and a collateralized borrowing facility of (Won)11,400 million, of which (Won)9,062 million and (Won)244 million were outstanding, respectively, as of December 2005. In addition, we have entered into two foreign currency denominated debt facility of US$650,000 and NT$84.4 million as of December 31, 2005, of which US$650,000 and NT$26.6 million were outstanding at such date.

We believe that our current cash, cash equivalents, net cash provided by operating activities and proceeds from borrowings, will be sufficient to meet our capital needs, including anticipated capital expenditures, for at least the next 12 months. We expect to repay a significant portion of our outstanding borrowings with our net proceeds. Our capital requirements and liquidity will depend on many factors, including the level at which we maintain inventory and accounts receivables, market acceptance of our products, technological advances, costs of securing access to adequate manufacturing capacity, increases in our operating expenses and our relationship with our outsourcing contractors. In addition, we may require an increase in the level of our working capital to accommodate planned growth, hiring and other infrastructure needs. To the extent that funds generated by our initial public offering, together with existing resources and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing or from borrowings. Additional funds may not be available, or if available, we may not be able to obtain them on terms favorable to us or to our shareholders.

As of December 31, 2005, we have not entered into any material financial guarantee or similar commitment to guarantee the payment obligation of a third party.

Capital Expenditures

Our capital expenditures for 2003, 2004 and 2005, which totaled (Won)344 million, (Won)295 million and (Won)826 million (US$0.8 million), respectively, were primarily for the acquisition of property, plant and equipment. We anticipate that we will incur capital expenditures in the next 12 months of approximately (Won)1,500 million (US$1.5 million), primarily for upgrade of our technology and expansion of our international operation. In addition, we plan to purchase land in a government-subsidized technology park and build our new headquarters for approximately (Won)6,000 million (US$5.9 million), payable in installments over a three-year period, from 2006 to 2008, including aggregate payments of approximately (Won)1,300 million (US$1.3 million) in 2006.

C. Research and development, patents and licenses, etc.

We believe that our future success depends on our ability to maintain our technological competitiveness by continuing to enhance our existing products and developing new products that comply with new standards in a rapidly evolving consumer-oriented mobile communications market. We attempt to use our CMOS image sensor design and embedded system design expertise to gain additional market share in the mobile phone market and enter into new emerging applications.

Our research and development engineers are organized into three separate groups that focus on application specific integrated circuit, or ASIC, sensors and system applications. Our sensors team focuses on pixel design and architecture and analog circuitry design, our ASIC team concentrates on ISP algorithm and other SoC design and integration, and our system applications team focuses on product customization, camera module design and customers’ system applications. We expect to hire additional engineers for peripheral circuit and system design to achieve higher functional integration on our CMOS image sensor chips.

Research and development expenses, net of government grants, for 2003, 2004 and 2005 were approximately (Won)1,335 million, (Won)3,211 million and (Won)3,503 million (US$3.5 million), respectively. As of December 31, 2005, we had a total of 35 research and development personnel. We intend to increase the number of our research engineers to 60 by the end of 2006, approximately five of whom will be based in our research and development facility in San Jose, California.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2005 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements.

We have no outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular disclosure of Contractual obligations.

The following table sets forth our contractual obligations as of December 31, 2005:

			Payment Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Korean Won)
Contractual Obligations
Long-term debt obligations(1)	(Won)	1,259	(Won)	613	(Won)	646	(Won)	—	(Won)	—
Operating lease obligations(2)		757		413		344		—		—
Purchase obligations(3)		6,134		6,134		0		—		—

Total	(Won)	8,150	(Won)	7,160	(Won)	990	(Won)	—	(Won)	—

(1)	Excludes short-term borrowings.
(2)	Operating lease obligations consist of operating leases for our office space.
(3)	Purchase obligations consist of purchase orders outstanding for purchase of wafers from our suppliers and are net of value-added tax, or VAT.

Other than our borrowings and contractual obligations set forth above, we do not have any long-term commitments.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Directors and Executive Officers

The following table sets forth the name, age, position and first appointment date of our directors and executive officers:

Name	Age	Position	Date First Elected or Appointed
Seo Kyu Lee	46	President, Chief Executive Officer, and Director (Representative Director)	April 12, 2000
Sang Soo Lee	46	Chief Technology Officer, Executive Vice President, and Director	December 1, 2004 (officer); June 30, 2005 (director)
Moon Sung Kim	51	Chief Financial Officer, Senior Vice President, and Director	February 21, 2005 (officer); June 30, 2005 (director)
Dongwoo Chun	61	Independent Director	October 14, 2005
Ha Jin Jhun	47	Independent Director	October 14, 2005
Choong-Ki Kim	63	Independent Director	October 14, 2005
Taek Jin Nam	39	Independent Director	October 14, 2005
Euy Hyeon Baek	41	Vice President	October 23, 2000
Ou Seb Lee	46	Vice President	December 26, 2001
Chang Hyun Rho	46	Vice President	March 15, 2004
Jawoong Lee	48	Technical Director	November 1, 2005
Sung Su Lee	37	Technical Director	August 21, 2000

Executive Directors

Seo Kyu Lee is one of our founders and has served as our chief executive officer, president, representative director and chairman of the board of directors since April 2000. Mr. Lee received a bachelor’s degree in physics and electronic engineering from Sogang University in 1985, a master’s degree in electrical engineering from Yonsei University in 1993 and a Ph.D. in electronic and electrical engineering from Pohang University of Science & Technology in 1997. He started his career as an engineer at LG Semiconductor Co., Ltd., or LGS, in 1984, and served in its CCD development division as design team leader and CCD research and development team leader and later as CMOS image sensor project leader until 2000.

Sang Soo Lee has served as our executive vice president and chief technology officer and as the president of Pixelplus Semiconductor Inc., our U.S. subsidiary, since December 2004, and as our director since June 2005. Mr. Lee received bachelor’s and master’s degrees in electronic engineering from Sogang University in 1982 and in 1984, respectively, and a Ph.D. in electrical and computer engineering from Carnegie Mellon University in 1993. He started his career as a device and process engineer at LGS in 1984 and has worked with Micro Linear Corp. in San Jose, California and DataPath System in San Jose, California. Before joining us, he served as director of engineering at LSI Logic Corp. in Milpitas, California from 2000 to 2004.

Moon Sung Kim has served as our chief financial officer and senior vice president since February 2005 and as our director since June 2005. Mr. Kim received a bachelor’s degree in business administration and an MBA from Washington State University in 1981 and 1984, respectively. He started his career at Mitsui Co., Ltd. in Portland, Oregon in 1984 and then worked with Citibank Seoul, Standard Chartered Bank Seoul, and Credit Agricole Indosuez in Seoul and in its regional headquarters in Singapore as head of corporate banking and as the head of the Korea Desk. Before joining us, Mr. Kim served as Group Chief Financial Officer of Kumgang Korea Chemical Co., Ltd., Korea’s largest diversified manufacturer of paint, glass and building materials, from 1998 to 2005.

Independent Directors

Under the Nasdaq listing requirements, we are required to appoint a minimum of three independent directors, unless we receive an exemption from Nasdaq to appoint a lesser number. The independence standards under the Nasdaq rules exclude, among other things, any person who is a current or former employee of a company, either for the current year or in the past three years, or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. Dongwoo Chun, Ha Jin Jhun, Choong-Ki Kim and Taek Jin Nam, representing a majority of the members of our board of directors, are our independent directors as required by the Nasdaq Stock Market, Inc. Marketplace Rules.

Dongwoo Chun has served as our independent director since October 14, 2005. Mr. Chun received a bachelor’s degree in 1967, a master’s degree in 1969 and a Ph.D. in electronic engineering in 1976, from Seoul National University, University of California, Berkeley and University of Texas, Austin, respectively. He started his career as a senior engineer at Hewlett-Packard Company in 1975 and served in various senior engineer and management roles with Hyundai Electronics Industries Co., Ltd., LGS, and Silicon Magic Inc. From 2000 to 2001, he served as a vice president of the operations and image processing department at Cirrus Logic, Inc. He then served as a statutory auditor at DongbuAnam from 2002 to 2005. Mr. Chun is currently an independent director of LG-Philips LCD Co., Ltd. and has served in such position since 2005.

Ha Jin Jhun has served as our independent director since October 14, 2005. Mr. Jhun received a bachelor’s degree in industrial engineering from Inha University in 1984 and an MBA degree from Yonsei University in 1996. From 1998 to 2001, Mr. Jhun served as the chief executive officer of Haansoft Inc., one of the largest computer software company in Korea. From 2001 to 2003, he served as the chief executive officer of Netian, Inc., an internet portal company. Mr. Jhun currently serves as the chief executive officer of both INKE Corporation, a globalization consulting firm for Korean venture companies, and BonWave, Inc., a software company, since 2005.

Choong-Ki Kim has served as our independent director since October 14, 2005. Mr. Kim received a bachelor’s degree in 1965 from Seoul National University, a master’s degree and a Ph.D. in electrical engineering from Columbia University in 1967 and 1970, respectively. He started his career in 1970 as a member of the research staff and a section head at Fairchild Research and Development Laboratory in Palo Alto, California and has served with Korea Electronics Technology Institute and Microelectronics Center of North Carolina. From 1994 to 2003, he served as a director at the Centre for Electro Optics. Mr. Kim has been a professor of electrical engineering and computer science department at Korea Advanced Institute of Science and Technology since 1975 and served as its vice president from 1995 to 1998.

Taek Jin Nam has served as our independent director since October 14, 2005. Mr. Nam previously served as our statutory auditor from April 2003 to October 14, 2005. He received a bachelor’s degree in business administration from Korea University in 1988 and is currently a partner at Mirae Accounting Corp., an independent accounting firm in Korea.

Executive Officers

Euy Hyeon Baek has served as our vice president since October 2000. From March 2004 to June 2005, Mr. Baek served as our director. Mr. Baek received a bachelor’s degree in computer science from Korea National Open University in 2000 and he is currently enrolled in an MBA program at Ajou University. He started his career as an engineer at LGS’s CCD development team in 1987, and also served as a manager in various CCD development teams at LGS. He served as a manager at Hyundai Micro-Electronic Ltd. from 1999 to 2000.

Ou Seb Lee has served as our vice president since March 2004. From March 2004 to June 2005, Mr. Lee served as our director. Mr. Lee received a bachelor’s degree in physics from Sogang University in 1985, a master’s degree in electrical engineering from Manhattan College in 1989, and a Ph.D. in electrical engineering from Polytechnic University in 1994. Before joining us, he served as an associate professor at Hanshin University from 1996 to 2003.

Chang Hyun Rho has served as our vice president since March 2004. Mr. Rho received a bachelor’s degree in electrical engineering from Kyungbook National University in 1982. He started his career at Hyundai Electronics in 1984 and served in various senior sales and marketing positions until 2001. From 2001 to 2004, Mr. Rho served as the vice president of marketing and sales at ASE Korea Co., Ltd., which subsequently became Motorola Korea Co., Ltd.

Jawoong Lee has served as our technical director since November 2005. Mr. Lee received a bachelor’s degree in electronic engineering and a master’s degree in physics from Seoul National University in 1980 and 1984, respectively, and a Ph.D. in electrical and electronic engineering from Pohang University of Science and Technology in 1993. Before joining us, he was a visiting scientist at NanoStructures Laboratory (Research Laboratory of Electronics) at the Massachusetts Institute of Technology from 1997 to 1998, a professor of electronic engineering at Sunchon National University from 1994 to 2002, and an assistant professor of computational sciences at the Korean Institute for Advanced Study from 2004 to 2005. Mr. Lee also served as the chief technology officer of LeeScope, Inc., an optical imaging company, in 2001.

Sung Su Lee is one of our founders and has served as our technical director since January 2004. Mr. Lee has a bachelor’s degree and master’s degree in electronic engineering from Pohang Institute of Science and Technology in 1993 and 1995, respectively. He started his career as multi-media processor designer at LGS in 1995 and also served as CD player photo detector designer and LCD/PDP drive designer at LGS from 1996 to 2000. Mr. Lee first joined us in August 2000, and since then, he has helped design many of our CMOS image sensors including our VGA, CIF, UXGA, NTSC/PAL products and our CIS and JPEG encoder.

The business address of each of our directors and executive officers is our principal executive office at 5th Floor, Intellige I, KINS Tower, 25-1 Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do 463-811, Korea. None of our directors or officers has a family relationship with another.

B. Compensation.

As of the date of this annual report, we do not have any outstanding loans or credit extended to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. In 2005, the aggregate amount of compensation paid by us to all of our directors and executive officers and our statutory auditor was (Won)771 million (US$0.8 million), which does not include (Won)139 million set aside or accrued to provide for retirement or similar benefits to our directors and executive officers.

Under the Korean Labor Standards Act and the Korean Act on Guarantee of Employee’s Severance, we are required to pay a severance amount to eligible employees, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director, ranges from 1.5 to 3. As of December 31, 2005, we have accrued (Won)187 million, representing 100% of our severance liability as of such date.

In addition, the senior management will be entitled to special severance allowances upon their individual voluntary or involuntary termination of employment. The severance amount will be determined by the Compensation Committee, with the maximum amount of such severance allowance equal to (i) annual salary for our chief executive officer and representative director, (ii) nine-month salary for our executive and senior vice presidents, and (iii) six-month salary for our vice presidents and technical directors. Such severance allowance amount has not yet been determined for 2005 by the Compensation Committee.

In addition, the senior management may be entitled to special severance allowances upon their individual voluntary or involuntary termination of employment. The Compensation Committee will decide whether such severance allowances should be paid and if so, the amount of such severance allowances. The severance allowances may not exceed (i) the annual salary, in the case of our chief executive officer, (ii) the respective nine-month salary, in the case of our executive and senior vice presidents, and (iii) the respective six-month salary, in the case of our vice presidents and technical directors. Such severance allowances have not yet been determined for 2005 by the Compensation Committee.

On January 13, 2006, upon approval of the Compensation Committee of our board of directors, we paid (Won)940 million (US$0.9 million) as a special bonus to our senior management. This bonus was paid to compensate the members of our senior management for their increased responsibilities related to serving in the management of a publicly-traded company. We will record a compensation expense in the amount of (Won)940 million in our results of operation for the year ended 2006.

We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors or executive officers.

Stock Option Plan

Under our articles of incorporation and the Venture Business Promotion Act of Korea, we may grant stock options to certain qualified officers, employees and third parties. Set forth below are the details of our stock option plan, which is contained in our current articles of incorporation.

•	Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management or technical innovation by a special resolution adopted at a shareholders’ meeting. However, with respect to each officer and director, the total number of options granted may not exceed 5% of the total number of our then issued and outstanding shares.

•	Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder as the term is defined in Korean Securities and Exchange Act, (ii) our major shareholders as the term is defined in Korean Securities and Exchange Act, including a holder of 10% or more of our outstanding shares, or (iii) a specially related party, as the term is defined in Korean Securities and Exchange Act, of the persons set forth in (i) and (ii) above; provided, that we may grant stock options to a person who becomes a specially related party to the persons set forth in (i) through (iii) by becoming an officer of our company or an officer of our affiliate.

•	The aggregate number of shares issuable under our stock option plan may not exceed 50% of the total number of our then issued and outstanding common shares.

•	At the time the stock options are exercised, we, at our board of directors’ determination, may (i) issue and deliver new shares, (ii) purchase and deliver treasury shares, or (iii) pay cash or deliver treasury shares for the difference between the exercise price of stock options and the market price of such shares multiplied by the number of exercised options.

•	The minimum option exercise price is determined by (i) in the case of issuance and delivery of new shares, the greater of (a) the market price of our shares calculated pursuant to the method under Article 54 of the Enforcement Decree of the Inheritance Tax and Gift Tax Act at the time of grant of such stock options, and (b) the par value of our shares, and (ii) in the case of cash payment or delivery of treasury shares, the market price as determined in accordance with (i) above. The above method applies to any adjustment to the exercise price of a stock option.

•	If stock options are granted by a special resolution adopted at a shareholders’ meeting, such special resolution shall include (i) the name of the grantee, (ii) the method of granting the stock options, (iii) stock option exercise price and exercisable period, and (iv) the type and number of shares issuable upon exercise of such stock option.

•

Stock options may be exercised within three years commencing from two years after the date of the resolution of our shareholders’ meeting adopting the stock option grant. In order to exercise his or her stock options, the grantee must have served us for more than two years from the date of the shareholders’ special resolution approving his or her stock option grant; provided, however, that if the grantee dies within the vesting period, the relevant law allows the grantee’s heir to exercise such stock options.

•	Our stock options may be cancelled by a resolution of our board of directors if (i) the officer or employee who holds the options voluntarily resigns from office, (ii) the officer or employee who holds the options causes material damage to us by willful misconduct or negligence, (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) any cause for cancellation specified in the relevant stock option agreement occurs.

As of December 31, 2005, stock options to purchase a total of 1,193,591 common shares have been granted, representing 19.74% of our total number of common shares issued and outstanding, of which options to purchase 561,289 common shares were granted to the six directors and five executive officers named below, and options to purchase 632,302 common shares were granted to a total of 65 eligible employees. Pursuant to the relevant stock option agreements, each granted stock option confers the right on the grantee to purchase one of our common shares at the applicable exercise price.

The following table sets forth the details of the stock option grants made to our directors and executive officers, including the names of the option holders, the applicable grant date, the applicable number of options granted, the applicable exercise periods, and the applicable exercise price as of December 31, 2005.

Name	Date of Grant	Number of Granted Options	Exercise Period	Exercise Price (in Korean Won)
Directors
Sang Soo Lee	12/10/04	60,000	12/10/2006 – 12/09/2009	(Won)	2,000
	08/26/05	40,000	08/26/2007 – 08/25/2010		6,500

Moon Sung Kim	03/25/05	30,000	03/25/2007 – 03/24/2010		6,500
	08/26/05	20,000	08/26/2007 – 08/25/2010		6,500
Dongwoo Chun	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500
Ha Jin Jhun	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500
Choong-Ki Kim	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500
Taek Jin Nam	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500

Executive Officers
Euy Hyeon Baek	03/14/03	119,220	03/14/2005 – 03/13/2008		500
	04/25/03	14,391	04/25/2005 – 04/24/2008		500
	08/26/05	20,000	08/26/2007 – 08/25/2010		6,500

Ou Seb Lee	04/25/03	35,000	04/25/2005 – 04/24/2008		500
	12/10/04	40,000	12/10/2006 – 12/09/2009		2,000

Chang Hyun Rho	08/17/04	36,000	08/17/2006 – 08/16/2009		1,800
	08/26/05	10,000	08/26/2007 – 08/25/2010		6,500
Jawoong Lee	08/26/05	10,000	08/26/2007 – 08/25/2010		6,500
Sung Su Lee	03/14/03	114,678	03/14/2005 – 03/13/2008		500

In addition, on March 31, 2006, we granted stock options to purchase 45,000 common shares to three employees at an exercise price of (Won)18,500.

C. Board practices.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of not less than five directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented and such majority also represents at least one-quarter of all of our issued and outstanding voting shares, so long as the quorum is met by a representation of not less than one-third of all issued and outstanding shares with voting rights. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Each of our directors is elected for a term of three years. However, if a director’s term expires after the end of a fiscal year but prior to the annual general meeting of shareholders convened in respect to such fiscal year, then such director’s term shall be extended until the close of such annual general meeting of shareholders. In addition, directors may serve any number of consecutive terms and may be removed from office at the recommendation of the nomination committee in accordance with corporate governance guidelines by a special resolution adopted at a general meeting of shareholders.

The board of directors elects one director from its members to serve as the representative director. The representative director is authorized to represent and oversee the operation of our company. In addition, the representative director is the chairman of the board of directors.

Under the Korean Commercial Code and our articles of incorporation, any director with a special interest in an agenda item of any board meeting may not vote on such item at the board meeting.

Committees of the Board of Directors

Under the Korean Commercial Code, a company may establish committees under its board of directors in accordance with its articles of incorporation. The board of directors may delegate its authorities to such committees, except for the authorities to submit the agenda for general meetings of shareholders, to elect and/or remove the representative director and to establish committees and elect and/or remove the members thereof, in addition to other authorities stipulated in the articles of incorporation. The committees are required to notify each director of all resolutions and recommendations adopted by such committees, and any director so notified may demand a meeting of the full board of directors to review the resolution or recommendation adopted by the committees and report on and finally resolve on the matters in questions de novo. Pursuant to the Korean Commercial Code, any committee under the board of directors must consist of two or more directors, while the audit committee must consist of at least three directors.

Under our articles of incorporation, we currently have three committees that serve under our board of directors:

•	the audit committee;

•	the compensation committee; and

•	the director nomination committee.

Audit Committee

Pursuant to the Korean Commercial Code and in accordance with our articles of incorporation, the audit committee must consist of three or more directors. Our audit committee currently consists of Dongwoo Chun, Ha Jin Jhun and Taek Jin Nam. Mr. Chun previously served as a statutory auditor of DongbuAnam from 2002 to 2005 and Mr. Nam served as our statutory auditor from 2003 to 2005. In their respective roles as a statutory auditor, each of Mr. Chun and Mr. Nam had responsibilities similar to those required for a member of an audit committee for DongbuAnam and for our company, respectively. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15), meet the criteria for independence set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and have not participated in the preparation of the financial statements of our company or any current subsidiary of our company at any time during the past three years. All of our independent directors are financially literate and have accounting or related financial management expertise, and Taek Jin Nam has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A). Furthermore, under the Korean Commercial Code, no more than one-third of the members of the audit committee shall have any of the following qualities:

•	a director or an employee serving any managerial functions in the company or a director or an employee who had served any managerial functions in the company within the previous two years from election date;

•	the largest shareholder of the company, his/her spouse and lineal descendants/ascendants;

•	if the largest shareholder is a corporate entity, a director, a statutory auditor, or an employee of such entity;

•	spouse or lineal descendants/ascendants of a director of the company;

•	a director, a statutory auditor, or an employee of the parent company or a subsidiary of the company;

•	a director, a statutory auditor, or an employee of a corporate entity having material interests in, or a close business relationship with, the company; or

•	a director, a statutory auditor, or an employee of the other company where a director or an employee of the company serves as a director.

The dismissal or removal of an audit committee member must be adopted by the board of directors by an affirmative vote of at least two-thirds of all of our directors. In addition, the audit committee must elect a chairman from among its members. Our audit committee will be responsible for, among other things:

•	the integrity of our financial statements;

•	the qualifications, independence and performance of our independent auditors;

•	the performance, budget and staffing of our internal audit functions;

•	the review and approval of all related party transactions;

•	our compliance with legal and regulatory requirements;

•	the development and implementation of corporate governance principles, policies, codes of conduct and ethics relating to the operation of our board of directors and its committees as well as our company as a whole;

•	appointing, setting the compensation for, retaining, overseeing and terminating our independent auditors;

•	reviewing and approving the scope and staffing of our independent auditors’ annual audit plan;

•	establishing policies for the hiring of current and former employees of our independent auditors;

•	evaluating the performance of the officers responsible for internal audit functions and making recommendations regarding the responsibilities, retention and termination of such officers;

•	reviewing and approving our critical accounting policies and practices, related-party transactions and off-balance sheet transactions;

•	reviewing our internal control over financial reporting and disclosure controls and procedures in conjunction with our chief executive officer and chief financial officer;

•	appointing a compliance officer with respect to our corporate governance guidelines and codes of conduct and ethics;

•	meeting annually with management to discuss compliance with our corporate governance guidelines;

•	coordinating the training of directors; and

•	reporting regularly to the board of directors.

Compensation Committee

Our current compensation committee consists of Dongwoo Chun, Ha Jin Jhun and Taek Jin Nam. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation of our executive officers;

•	recommendations with respect to our incentive compensation plans and equity-based plans;

•	approving awards or material amendments to any employee benefit plan or stock option plan;

•	overseeing regulatory compliance with respect to compensation matters; and

•	reviewing and approving all severance or similar termination payments in excess of US$100,000.

Director Nominating Committee

Our current director nominating committee consists of Dongwoo Chun, Choong-Ki Kim and Taek Jin Nam. Our board of directors has determined that all of our director nominating committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our director nominating committee will be responsible for, among other things:

•	nominating director candidates to serve on our board of directors and recommending appointees to the committees of the board of directors;

•	recommendations to our board of directors regarding the removal of directors;

•	annual evaluation of our board of directors and each of its committees and members;

•	recommendations to our board of directors concerning the appropriate size and needs of our board of directors; and

•	annual review of the compensation of members of the board of directors.

Corporate governance

Our board of directors has adopted a code of ethics for our chief executive officer and senior financial officers and a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of ethics and code of business conduct and ethics are publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to the structure, procedures and committees of our board of directors. The guidelines are not intended to change or interpret any law, or our articles of incorporation.

D. Employees.

As of December 31, 2005, we had a total of 119 full-time employees, 74 located at our headquarters in Korea and 45 located in our foreign offices in China, Taiwan and the United States. Of the 119 full-time employees, 20 were staffed in sales and marketing, 35 in research and development, 29 in production management and quality control, and 35 in administration and management.

We do not have a labor union and none of our employees are covered by collective bargaining agreements, except for an agreement with us and our employees, as required under Korean law, to set up procedures to formally hear complaints from our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Under the Korean Labor Standard Act and the Korean Act on Guarantee of Employee’s Severance, employees with more than one year of service with us are entitled to receive a severance payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As allowed under Korean law, we pay all of the accrued amounts under this requirement to each employee, other than our officers, at the end of each fiscal year.

Pursuant to the Korean National Pension Law, our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. In order to fund the annuity, we are required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. The total amount of our payments to the National Pension Corporation in 2004 and 2005 was (Won)48 million and (Won)73 million, respectively.

E. Share ownership.

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of December 31, 2005, by each person who is known to us to be the beneficial owner of more than 5.0% of our common shares, each of our directors, each of our named executive officers and all of our directors and executive officers as a group.

	Common Shares Beneficially Owned
Name	Number(1)	Percent(2)
Five Percent and Greater Shareholders
JAFCO Asia Technology Fund(3)	593,520	8.69%
Directors and Executive Officers(7)
Seo Kyu Lee	1,051,524	15.40
Sang Soo Lee	—	—
Moon Sung Kim	—	—
Dongwoo Chun	—	—
Ha Jin Jhun	—	—
Choong-Ki Kim	—	—
Taek Jin Nam	—	—
Euy Hyeon Baek(4)(5)	170,772	2.50
Ou Seb Lee(4)	35,000	*
Chang Hyun Rho	—	—
Jawoong Lee	—	—
Sung Su Lee(4)(6)	145,646	2.13
All directors and executive officers as a group (12 persons)	1,402,942	20.55

*	Less than 1%.
(1)	Beneficial ownership of each listed person in the table is based on 6,828,524 common shares outstanding as of December 31, 2005, which assumes the full exercise of the underwriters’ over-allotment option in our initial public offering, which occurred on January 25, 2006, and the exercise of all options exercisable within 60 days from December 31, 2005 into 773,191 common shares.
(2)	The number of common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such persons and assumes the full exercise of the underwriters’ over-allotment option in our initial public offering, which occurred on January 25, 2006. Percentage of beneficial ownership is based on 6,828,524 common shares outstanding on December 31, 2005 and assumes the exercise of all options exercisable within 60 days from December 31, 2005 into 773,191 common shares.
(3)	JAFCO Asia Technology Fund, or JATF, is a Cayman company, wholly-owned by JAFCO Asia Technology Fund L.P., or JATF L.P. JATF L.P. is a Cayman limited partnership managed by its general partner, JAFCO Asia Technology Holdings Limited, a Cayman company. The voting and investment power over our common shares owned by JATF is indirectly controlled and managed by JAFCO Asia Technology Holdings Limited, which is a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., which, in turn, is wholly-owned by JAFCO Co., Ltd. JAFCO Co., Ltd. is a public company listed on the Tokyo Stock Exchange. The address for JATF is the Office of Maples and Calder, Attorneys-at-law, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.
(4)	Includes the common shares underlying all the options held by this person and exercisable within 60 days from December 31, 2005.
(5)	Includes 37,161 common shares held by Kun Ok Kim, who is the wife of Mr. Baek.
(6)	Includes 30,968 common shares held by Hyun Sook Kim, who is the wife of Mr. Lee.
(7)	The address of our current directors and executive officers is c/o Pixelplus Co., Ltd., 5th Floor, Intellige I, KINS Tower, 25-1 Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do 463-811, Korea.

No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

For the details of our major shareholders, please refer to Item 6 of this annual report, “Directors, Senior Management and Employees—Share ownership.”

B. Related party transactions.

Relationship with Pixelplus Technology Inc.

In September 2004, we entered into a cooperation agreement with PTI, our consolidated subsidiary in Taiwan, whereby both parties have agreed to cooperate in the sale of our products and related business. This agreement is valid for a term of three years, which term will be automatically renewed annually if neither party objects. Under this agreement, we have agreed to supply our products, allow PTI to use our trademark and provide related technical support on favorable payment terms. PTI is the exclusive distributor of our products in Taiwan. We retain the intellectual property rights related to products we supply to PTI. Intellectual property relating to jointly-developed products will be jointly owned by PTI and us.

In August 2004, we acquired 42.9% equity interest in PTI for approximately (Won)510 million. In February 2005, PTI issued additional shares of its capital stock in a private placement transaction in which we did not participate and our equity interest was decreased to 31.9%. In June 2005, we made an additional capital contribution of (Won)488 million (US$0.5 million) in PTI, which raised our equity interest from 31.9% to 37.5%.

In June 2005, we also entered into a new shareholders’ agreement with the other shareholders of PTI, whereby the parties agreed to grant us the right to appoint two of the three members of PTI’s board of directors. In addition, any change to PTI’s board composition requires approval by more than two-thirds of the shareholders of PTI. We held 43% and 37.5% ownership interest in PTI as of December 31, 2004 and 2005, respectively. As a result of our ability to direct the management and policies of PTI, we have changed our method of accounting for PTI from equity method to consolidated method in 2005.

Mr. Seo Kyu Lee, our chief executive officer, and Mr. Ou Seb Lee, our vice president, have been members of PTI’s board of directors since August 27, 2004. Mr. Seo Kyu Lee and Mr. Ou Seb Lee do not receive any compensation for serving as a director of PTI and do not hold any equity interest in PTI.

Relationship with Tesna

In 2005, almost all of our wafer and CSP testing were conducted by Tesna, in which we hold a 13.9% equity interest. See Item 4 of this annual report, “Information on the Company—Manufacturing—Wafer and CSP Testing.” We have incurred fees totaling (Won)510 million, (Won)1,854 million and (Won)2,142 million (US$2.1 million) to Tesna for its testing services in 2003, 2004 and 2005, respectively.

On March 27, 2003, we provided an interest-free loan of approximately (Won)457 million to Tesna for the upgrade and improvement of its testing services. On May 27, 2004, we provided another loan in the amount of (Won)250 million with an annual interest rate of 8.0% to Tesna to help meet its working capital requirements. The aggregate principal amount of our loan to Tesna was (Won)707 million, out of which (Won)250 million in principal and (Won)0.7 million in interest were repaid by Tesna in cash on May 31, 2004 and July 15, 2004, respectively. The remaining principal amount of approximately (Won)457 million was offset as consideration for our purchase of a 20.0% equity interest in Tesna on May 27, 2004. On May 4, 2005, Tesna has issued additional shares to third parties, resulting in our equity interest being diluted to 13.9% and dilution gain of (Won)337 million (US$0.3 million).

Mr. Euy Hyeon Baek, who is currently our vice president, has been a member of Tesna’s board of directors since May 25, 2004. Mr. Baek does not receive any compensation for serving as a director of Tesna and does not hold any equity interest in Tesna.

Guarantees by Mr. Seo Kyu Lee

We have from time to time entered into loan agreements with various foreign and domestic lenders. Mr. Seo Kyu Lee, our chief executive officer, has provided guarantees relating to our borrowings under certain of these loan agreements without receiving any separate consideration. As of December 31, 2005, the maximum amount of our borrowings guaranteed by Mr. Lee under such loan agreements were as follows:

•	loan facilities and discount on notes receivables with Industrial Bank of Korea in the aggregate amount of (Won)4,268 million and (Won)244 million, respectively, of which Mr. Lee has guaranteed up to (Won)4,345 million and (Won)480 million, respectively;

•	loan facilities with Hana Bank in the aggregate amounts of (Won)1,503 million and US$650,000 of which Mr. Lee has guaranteed up to (Won)1,430 million and US$845,000, respectively, including interest and other fees and expenses; and

•	loan facilities with Korea Exchange Bank in the aggregate amount of (Won)3,292 million, of which Mr. Lee has guaranteed up to (Won)3,300 million.

As of May 31, 2006, Mr. Lee no longer provides guarantees under any loan agreement of our company as a result of repayments of certain loans or other arrangements with the relevant lenders.

Relationship with Mirae Accounting and Mr. Taek Jin Nam

In February 2003, we entered into a verbal agreement with Mirae Accounting, whereby Mirae Accounting provides us with tax calculation and filing services. Mr. Taek Jin Nam, who has been our statutory auditor since April 25, 2003 and our independent director since October 14, 2005, has been an employee of Mirae Accounting during the same period. Under Korean law, a statutory auditor is a non-employee individual retained in order to review and examine (i) the agenda for the general meeting of shareholders, (ii) the financial statements and other reports to be submitted by the board of directors at the general meeting of the shareholders and (iii) the administration of the board of directors. In addition, since early 2005, Mirae Accounting has also been providing auditing services to Tesna. As of December 31, 2004, the total amount of fees, including value-added tax, or VAT, that we have paid to Mirae Accounting for its tax services performed between February 2003 and December 31, 2004 is approximately (Won)8 million. Mirae Accounting has not provided any service to us, and we have not made any payments for service to Mirae Accounting, since Mr. Nam became our independent director.

Personal Loans to Employees

As of December 31, 2005, we had outstanding personal loans to five non-executive employees in the aggregate principal amount of (Won)156 million (US$0.2 million). Of this amount, (i) (Won)26 million was extended to an employee and shareholder on December 26, 2004 at a below market annual interest rate of 3.0%, scheduled to be repaid by March 25, 2010, (ii) (Won)60 million was extended to an employee on February 24, 2005, scheduled to be repaid on February 23, 2012, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term, (iii) (Won)40 million was extended to an employee on July 24, 2003, scheduled to be repaid on July 31, 2010, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term, (iv) (Won)15 million was extended to an employee on July 25, 2005, scheduled to be repaid on July 24, 2010, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term, and (v) (Won)15 million was extended to an employee on August 2, 2005, scheduled to be repaid on August 1, 2010, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term.

Transactions with Holders of Series A Preferred Shares

On March 7, 2003, we entered into a subscription agreement with JATF, MIC and certain other shareholders, under which we issued 1,441,600 voting redeemable and convertible Series A preferred shares, par value (Won)500 per share, or Series A preferred shares, at (Won)3,421 per share for an aggregate purchase price of (Won)4,932 million on March 17, 2003. In connection with the issuance of our Series A preferred shares, the parties to the subscription agreement entered into a shareholders agreement, or Shareholders Agreement, on March 7, 2003.

Under the Shareholders Agreement, the parties agreed to grant the holders of Series A preferred shares certain rights, privileges and preferences, including dividend, liquidation preference, redemption preference and veto rights, as reflected in our current articles of incorporation. The Shareholders Agreement also provides that our board of directors will not consist of more than six members, and JATF and MIC are each entitled to appoint one representative to our board of directors. In anticipation of the initial public offering which has been completed on December 27, 2005, all of the directors nominated by JATF and MIC voluntarily resigned in the first half of 2005.

On November 28, 2005, we entered into a termination agreement, or Termination Agreement, with all of the holders of Series A preferred shares, pursuant to which the parties agreed to terminate all rights and obligations of the Series A preferred shares under the Shareholders Agreement, except for certain registration rights and indemnity rights related to registration rights that survived the completion of the initial public offering, in consideration for the participation of the holders of Series A preferred shares in the initial public offering. In addition, our articles of incorporation was amended on December 20, 2005 to remove all provisions regarding the Series A preferred shares. On December 20, 2005, all of the outstanding Series A preferred shares were converted into 1,201,333 common shares.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information.

Please see our consolidated financial statements which are included in Item 18 of this annual report, “Financial Statements.”

Legal proceedings

On or about April 17, 2006, our chief executive officer, Seo Kyu Lee, our chief financial officer, Moon Sung Kim, and our chief technology officer, Sang Soo Lee, were named as defendants in a purported shareholder class action lawsuit filed in the United States District Court for the Southern District of New York, or New York Federal Court, Case No. 06-CV-2951, styled “Michael Y. Kim v. Seo Kyu Lee, et al.” The lawsuit alleges violations of the Securities Act and the Exchange Act during a period from December 21, 2005 through April 11, 2006. The plaintiff’s allegations concern our correction of revenue numbers for the fourth quarter of 2005 and fiscal year 2005 and the decision to consolidate the financial results of PTI. The plaintiff alleges that we made false and misleading statements about these issues in our initial public offering documents and in other public statements and seeks unspecified damages. Four similar purported shareholder class action lawsuits were subsequently filed as follows:

•	On April 24, 2006, a lawsuit was filed in New York Federal Court by plaintiff Robert Corwin against our company, Case No. 06-CV-3141.

•	On April 25, 2006, a lawsuit was filed in New York Federal Court by plaintiff Diosma Detweiler against our company, Seo Kyu Lee, Sang Soo Lee and Moon Sung Kim, Case No. 06-CV-3206.

•	On May 15, 2006, a lawsuit was filed in New York Federal Court by plaintiff Shu-O-Lin-Chen against our company, Seo Kyu Lee, Sang Soo Lee and Moon Sung Kim, Case No. 06-CV-3691.

•	On May 25, 2006, a lawsuit was filed in the Supreme Court of the State of New York, County of Kings, by plaintiff Michael Rubin against our company, Seo Kyu Lee, Sang Soo Lee, Moon Sung Kim, Dongwoo Chun, Ha Jin Jhun, Choong-ki Kim and Taek Jin Nam, Case No. 16242/2006. This action was subsequently removed to the U.S. District Court for the Eastern District of New York (Case No. CV-06-2964).

On June 16, 2006, Colin Garvey, Brett Simon, Peter Paul Enand, Alan Hedge, Cladine Kurp and James Kurp and West End Capital Management LLC each filed a motion with the U.S. District Court for the Southern District of New York for the appointment of lead plaintiff, consolidation of the putative class actions filed in the Southern District of New York and for approval of selection of lead counsel.

We believe we have meritorious defenses to the claims alleged in these lawsuits and intend to defend against the lawsuits vigorously.

On June 10, 2005, we received a letter from MagnaChip asserting that one of our 1.3 megapixel CMOS image sensors infringes two of MagnaChip’s Korean patents. We have reviewed these two patents and we do not believe there is a valid claim against us under either of the patents. On July 29, 2005, we sent a response letter to MagnaChip requesting a further elaboration of the claims mentioned in its original letter and a specific identification of the areas of alleged infringement. On August 4, 2005, MagnaChip sent a follow-up letter to us continuing to assert the claims of patent infringement, along with alleged technical support material for its claims. On November 14, 2005, we initiated cancellation proceedings in the Korean Intellectual Property Office, or KIPO, to invalidate both of the subject patents of MagnaChip. On May 3, 2006, we filed a request for expedited decision in the cancellation proceedings with KIPO and, on May 18, 2006, KIPO sent us a letter stating that they expect to issue a final decision in the cancellation proceedings by September 18, 2006. On May 25, 2006, we also filed a submission on the photo diode patent in the cancellation proceedings with KIPO, and on June 23, 2006, we filed a submission on the sensor patent in the cancellation proceedings with KIPO. We plan to vigorously defend ourselves against any claim that may ensue from these allegations.

On April 3, 2006, MagnaChip filed a patent infringement lawsuit in Seoul Central District Court alleging that we infringed four of MagnaChip’s Korean patents involving the (i) photo diode patent, (ii) sensor patent, (iii) color filter patent, and (iv) contact hole process patent. The two patents in (i) and (ii) are the same patents in the cancellation proceedings in KIPO described above. On May 16, 2006, we filed a preliminary response to MagnaChip’s complaint with the Seoul Central District Court, and we plan to file a detailed response to MagnaChip’s complaint with the Seoul Central District Court by the end of June 2006. We believe we have meritorious defenses to the claims alleged and intend to defend against this lawsuit vigorously.

On October 31, 2004, we filed a claim with the Suwon District Court against Maxon, our fourth largest customer in terms of sales in 2004, for unpaid accounts receivables in the amount of (Won)1,392 million (US$1.3 million). On January 14, 2005, the court awarded a judgment in our favor of the full amount of our claim. However, Maxon has not paid the judgment awarded to us due to deterioration of its financial condition. In response, we have joined the Council for Commercial Creditors of Maxon, which has been voluntarily formed by the creditors of Maxon, and have designated this Council to negotiate a settlement on our behalf. We have provisioned 100% of the amount awarded by the court after recognition of translation loss, or approximately (Won)1,212 million (US$1.2 million), as an allowance for doubtful accounts.

On March 22, 2005, Telson, one of our customers, was declared bankrupt by the Bankruptcy Division of the Seoul Central District Court. As a result, a court administrator was appointed to liquidate Telson, and we have filed our claims in the amount of (Won)191 million (US$0.2 million) with the administrator in April 2005. We have written off the entire amount of (Won)191 million.

Except for the legal proceedings described in this annual report, we are not currently involved in any material litigation and we are not subject to any pending or threatened litigation or similar proceedings which could reasonably be expected, if decided adversely to us, to have a material adverse effect on our financial condition or results of operations.

Dividend policy

Since our inception in April 2000, we have not declared or paid any dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

B. Significant changes.

We have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and listing details.

On December 21, 2005, we listed our ADSs, each representing one-half of a common share, on the Nasdaq National Market under the symbol “PXPL.”

From December 21, 2005 to December 31, 2005, the trading price of our ADSs on Nasdaq ranged from US$7.99 to US$8.04 per ADS.

The following table provides the high and low trading prices for our ADSs on Nasdaq for (1) the first quarter of 2006 and (2) each of the months since our initial public offering.

	Sales Price
	High	Low
Quarterly highs and lows
First Quarter of 2006	$12.48	$8.00
Monthly highs and lows
December 2005	8.04	7.99
January 2006	9.60	8.00
February 2006	12.48	8.65
March 2006	12.28	10.25
April 2006	11.31	4.00
May 2006	4.62	3.10
June 2006 (for the period to and including June 19, 2006)	3.25	2.30

B. Plan of distribution.

Not applicable.

C. Markets.

Our ADSs are currently listed on Nasdaq under the symbol “PXPL.”

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share capital.

The section below provides summary information relating to the material terms of our articles of incorporation and Korean law insofar as they relate to the material terms of our share capital.

General

At December 31, 2005, our total authorized share capital consists of 10,000,000 shares, comprised of common shares, par value (Won)500 per share and non-voting preferred shares, par value of (Won)500 per share.

On December 20, 2005, our articles of incorporation were amended and restated to, among other things, remove all provisions regarding the Series A preferred shares. As of May 31, 2006, we had 6,163,472 common shares issued and outstanding.

In accordance with our articles of incorporation, we may issue non-voting participating, cumulative, preferred shares up to 2,000,000 shares and the holders of such preferred shares are entitled to receive annual dividends as determined by the board of directors at the time of its issuance within the range between 1% to 15% of the par value of such shares, which rate will be equal to or higher than the dividend rates applicable to the holders of common shares. If we fail to declare and pay dividend amount on the preferred shares in any given fiscal year, any unpaid portion shall be paid out prior to any distribution on the common shares at the time of dividend payments in the following fiscal year. None of our non-voting preferred shares is currently issued or outstanding.

We have not issued any equity securities other than our common shares. All of our issued and outstanding shares are fully paid and non-assessable and are in registered form.

Dividends

We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder, subject to certain dividend preferences of the non-voting preferred shares. The common shares represented by the ADSs have the same dividend rights as our other common shares.

We may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. We pay the annual dividend shortly after the annual general meeting declaring such dividends. We may distribute the annual dividend in cash or in shares. However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividends.

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period and (iii) the legal reserve to be set aside for the annual dividend. We may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend; or unless we have an accumulated legal reserve of not less than one-half of our stated capital. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit.

We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.

Since our inception, we have not declared or paid any dividends on our share capital. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention of paying dividends in the near future.

Distribution of Free Shares

In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of shares issued without consideration. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings. We have distributed a total of 535,000 free common shares to our then existing shareholders on September 19, 2000, and a total of 1,302,000 free common shares to our then existing shareholders on December 21, 2000. We have no intention of making such a distribution in the near future.

Preemptive Rights and Issuance of Additional Shares

We may issue authorized but unissued shares at the times and, unless otherwise provided in the Korean Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.

We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights if the new shares are issued:

•	through solicitation of subscription to 50 or more persons or to an underwriter for such solicitation to the extent not exceeding 50% of the then total issued and outstanding shares;

•	through a general public offering to the extent not exceeding 50% of the then total issued and outstanding shares;

•	to the members of the employee stock ownership association;

•	upon the exercise of a stock option;

•	in the form of depositary receipts to the extent not exceeding 50% of the then total issued and outstanding shares;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea to the extent not exceeding 50% of the then total issued and outstanding shares; and

•	through solicitation of subscription to 50 or more persons or to an underwriter for such solicitation for listing of our shares on the Stock Market Division or KOSDAQ Market Division on the Korea Exchange to the extent not exceeding 50% of the then total issued and outstanding shares.

With respect to any issuance of new shares, we must give public notice to our existing shareholders at least two weeks before the relevant record date, informing them of their preemptive rights and the transferability of such preemptive rights. We will notify the shareholders who are entitled to subscribe for newly issued shares of the subscription deadline at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute fractional shares or shares for which preemptive rights have not been exercised.

In the case of ADS holders, the depositary will be treated as the shareholder entitled to preemptive rights.

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary,

•	at the request of shareholders holding an aggregate of 3% or more of our outstanding shares, or

•	at the request of our audit committee.

We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant law and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meeting of shareholders.

Our shareholders’ meetings are held in Bundang, Korea or other adjacent areas as deemed necessary.

Voting Rights

Holders of our common shares are entitled to one vote for each share. However, any shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not have voting rights. Unless our articles of incorporation explicitly state otherwise, the Korean Commercial Code permits cumulative voting pursuant to which each voting share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. Our articles of incorporation explicitly exclude cumulative voting.

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-quarter of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation,

•	removing a director,

•	effecting a capital reduction,

•	effecting any dissolution, merger or consolidation with respect to us,

•	transferring all or any significant part of our business,

•	acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business, or

•	issuing new shares at a price below the par value, or any other matters for which such resolution is required under relevant law and regulations.

In general, holders of non-voting preferred shares (other than enfranchised non-voting preferred shares) are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the non-voting preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the non-voting preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of the total issued and outstanding shares of such class. In addition, if we are unable to pay dividends on non-voting preferred shares as provided in our articles of incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised non-voting preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

Under our articles of incorporation, shareholders may exercise their voting rights by proxy. A person with a proxy must present a document evidencing its power of attorney before the commencement of the relevant general meeting of shareholders in order to exercise voting rights.

Holders of ADSs will exercise their voting rights through the ADS depositary. Subject to the provisions of the deposit agreement, holders of ADSs will be entitled to instruct the depositary how to vote the common shares underlying their ADSs.

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.

Register of Shareholders and Record Dates

Our transfer agent, Hana Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.

The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to vote at the annual general meeting of shareholders, the register of shareholders is closed for the period from January 1 to the date of the annual general meeting of shareholders of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual Report

At least one week before the annual general meeting of shareholders, we must make our annual report and audited financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Transfer of Shares

There is no restriction on transfer or sale of our shares applicable to our shareholders or holders of ADSs under our articles of incorporation and the relevant laws, except for certain procedural requirements applicable to a non-citizen or non-resident of Korea. See “—Exchange controls.”

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trading companies, internationally-recognized foreign custodians and the Korea Securities Depository, or KSD, may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans.

Our transfer agent, Hana Bank, is located at 101-1, Euljiro 1-ga, Jung-gu, Seoul, Korea.

Acquisition of Our Shares

We may not acquire our own common shares except in limited circumstances, such as reduction of capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code, except in the case of a capital reduction (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party (including to a stock option holder who exercised his or her stock option) within a reasonable time. Corporate entities in which we own equity interest more than 50% may not acquire our common shares.

There exists no restriction which limits the rights to own our shares or exercise voting rights on our shares or our ADSs due to their status as a non-resident or non-Korean citizen under our articles of incorporation and the applicable Korean laws, except for the procedural requirements applicable to a non-citizen or non-resident of Korea.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of not less than five directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented and such majority also represents at least one-quarter of all of our issued and outstanding voting shares, so long as the quorum is met by a representation of not less than one-third of all issued and outstanding shares with voting rights. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Each of our directors is elected for a term of three years. However, if a director’s term expires after the end of a fiscal year but prior to the annual general meeting of shareholders convened in respect to such fiscal year, then such director’s term shall be extended until the close of such annual general meeting of shareholders. In addition, directors may serve any number of consecutive terms and may be removed from office at the recommendation of the nomination committee in accordance with corporate governance guidelines by a special resolution adopted at a general meeting of shareholders.

The board of directors elects one director from its members to serve as the representative director. The representative director is authorized to represent and oversee the operation of our company. In addition, the representative director is the chairman of the board of directors.

Under the Korean Commercial Code and our articles of incorporation, any director with a special interest in an agenda item of any board meeting may not vote on such item at the board meeting.

Other Provisions

Under our articles of incorporation, there exists no provision (i) which may delay or prevent a change in control of us and that is triggered only in the event of a merger, acquisition or corporate restructuring, (ii) which requires disclosure of ownership above a certain threshold, or (iii) that governs the change in capital that is more stringent than required by the applicable laws in Korea.

B. Articles of Incorporation.

We incorporate by reference into this annual report the description of our articles of incorporation, as amended, contained in our registration statement on Form F-1 (Registration No. 333-130116) under “Description of Share Capital.” Our shareholders adopted our articles of incorporation, as amended, on December 20, 2005.

C. Material contracts.

Termination Agreement

On November 28, 2005, Pixelplus, JAFCO Asia Technology Fund, Information and Telecommunications Investment MIC 2001-4TG Venture Partnership, Korea Venture Fund, and other specified shareholders of Pixelplus entered into a termination agreement, under which the parties agreed to terminate various agreements related to our Series A preferred shares, including the Shareholders Agreement, and the Series A shareholders were required to convert all their Series A shares into our common shares.

(Purchase) Basic Transaction Agreement

On February 1, 2005, Samsung Electro-Mechanics entered into a (purchase) basic transaction agreement with us, which provides general terms and conditions with respect to our supply of certain products to Samsung Electro-Mechanics. Such terms and conditions are applicable to all individual contracts and purchase orders between the parties. The term of this agreement is one year and is automatically renewable for one-year periods. The basic transaction agreement is subject to termination by either party in the event of impossibility of performance, closure of business, suspension of transactions with financial institutions, provisional measure adversely impacting performance, absence of business performance for six months, any specified unfair trade practice, or force majeure event. Further, Samsung Electro-Mechanics may terminate this agreement in the event that it suffers material losses or damages due to products supplied by us.

Wafer Foundry Service Agreement

On November 3, 2003, DongbuAnam and T2Net Technology Co., Ltd. entered into a wafer foundry service agreement with us, under which DongbuAnam, through T2Net (DongbuAnam’s distributor), agreed to supply us with image sensor products and certain wafer-related processing services. The wafer foundry service agreement states that we are to provide payments for the products and services to DongbuAnam through T2Net. The term of this agreement is one year and is automatically renewable for one-year periods. The agreement is subject to termination by either party in the event of a failure to cure a breach, insolvency, bankruptcy, or an attachment over or disposition of major assets.

Basic Agreement

On September 17, 2004, DongbuAnam entered into a basic agreement with us, under which we provide DongbuAnam with drawings, details on manufacturing process, other relevant information, and probe testing services in connection with DongbuAnam’s supply of CMOS Image Sensors to Sharp. The basic agreement states that DongbuAnam provide payment of services fees to us. The term of this agreement is one year and is automatically renewable for one-year periods. The agreement is subject to termination by either party in the event of a failure to cure a breach, impossibility of performance, bankruptcy, or termination of the relevant agreement between DongbuAnam and Sharp.

Testing Agreement

On May 31, 2004, Tesna entered into a testing agreement with us, under which Tesna provides us with testing services with respect to certain wafers and CSP packages. Under the testing agreement, we provide payment of service fees directly to Tesna. This agreement will remain effective until terminated by either party for any or no reason.

Cooperation Agreement

On September 20, 2004, we entered into a cooperation agreement with PTI, our consolidated subsidiary in Taiwan, whereby both parties have agreed to cooperate in the sale of our products and other related business. This agreement is valid for a term of three years, which term will be automatically renewed for one-year periods if neither party objects. Under this agreement, we have agreed to supply PTI with our products, allow PTI to use our trademark and provide PTI with related technical support. PTI is the exclusive distributor of our products in Taiwan. We retain the intellectual property rights related to products we supply to PTI. Intellectual property relating to jointly developed products will be jointly owned by PTI and us.

Foundry Agreement

On November 22, 2005, UMC entered into a foundry agreement with us, under which UMC provides us with certain semiconductor wafers. The foundry agreement states that we provide payment of purchase prices UMC. The term of this agreement is five years. This agreement is subject to termination by either party in the event of a failure to cure a breach, bankruptcy, or insolvency. Further, either party may terminate this agreement by giving a one-year prior written notice to the other party.

Shareholders’ Agreement

On June 1, 2005, we entered into a shareholders’ agreement with the other shareholders of PTI, whereby the parties agreed to, among other things, grant us the right to appoint two of the three members of PTI’s board of directors. In addition, any change to PTI’s board composition requires approval by more than two-thirds of the shareholders of PTI.

Commodity Purchase Agreement

On October 14, 2005, we entered into a commodity purchase agreement with Logitech Europe S.A., or Logitech. This agreement provides the terms and conditions with respect to our supply of certain products to Logitech. The term of this agreement is two years, which is automatically renewable for one-year periods. The agreement is subject to termination by either party without notice if the other party is bankrupt or insolvent. In addition, Logitech may terminate this agreement with or without cause by sending a written notice to us, and we may terminate this agreement if Logitech breaches any material term of this Agreement.

D. Exchange controls.

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Minister of Finance and Economy, or MOFE. The Financial Supervisory Commission, or FSC, has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate the issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (i) if the Government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the MOFE may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions, and (ii) if the Government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOFE may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

Filing with Korean Government in Connection with the Issuance of ADSs

In order for us to issue common shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the MOFE. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

Under current Korean laws and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit which exceeds the difference between (i) the aggregate number of common shares deposited by us for the issuance of ADSs, including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs, and (ii) the number of common shares on deposit with the depositary at the time of such proposed deposit. We have agreed to consent to any deposit so long as the deposit would not violate our articles of incorporation or applicable Korean law and the total number of our common shares on deposit with the depositary would not exceed 2,850,000.

Share Certificates Must be Kept in Custody with an Eligible Custodian

Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which may in turn be required to be deposited with the KSD, if they are designated as being eligible for deposit with the KSD. Only the KSD, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, asset management companies, futures trading companies and internationally recognized foreign custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service, or FSS, in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

A foreign investor may appoint one or more standing proxies from among the KSD, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized foreign custodians, which have obtained a license to act as a standing proxy to exercise shareholders’ right or perform any matters related thereto if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the FSS in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

Restrictions Applicable to ADSs

Once the report to the MOFE is filed in connection with the issuance of ADSs, no Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal. Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

Restrictions Applicable to Shares

An investment by a foreign investor (i) of not less than 10% of the outstanding shares of a Korean company, and (ii) in an amount not less than US$50,000 is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Commerce, Industry and Energy which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to the investor’s foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Securities companies and asset management companies are allowed to open foreign currency accounts and Won accounts with foreign exchange banks exclusively for accommodating foreign investors’ securities investments in Korea. Through such accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as the conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own accounts with foreign exchange banks.

E. Taxation.

Korean Taxation

The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. Such non-resident individuals or non-Korean corporations are referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares and ADSs, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether in cash or in common shares) at a rate of 27.5% (including resident surtax). If we distribute to you common shares representing a capitalization of certain capital surplus reserves or asset revaluation reserves, such distribution will be subject to Korean withholding taxes, except for the distribution of common shares representing a capitalization of paid-in capital in excess of the par value.

If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. Please see the discussion under “—Tax Treaties” below for discussion on treaty benefits.

Taxation of Capital Gains

In general, capital gains earned by you upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized, and (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition cost and certain direct transaction costs), unless you are exempt from Korean income taxation under the applicable Korean tax treaty with your country of tax residence. Please see “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean tax law exemptions discussed in the following paragraphs.

With respect to our common shares, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares, (i) if our common shares are listed on either the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange and transfer is made through either the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, (ii) if you have no permanent establishment in Korea and (iii) if you did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs or the five calendar years prior to the calendar year in which the sale occurs.

With respect to ADSs, there are uncertainties as to whether they should be viewed as securities separate from our common shares underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in more detail in the following paragraph. However, in either case, you will be eligible for exemptions from capital gains available under Korean tax law (in addition to the exemption afforded under income tax treaties) if conditions discussed below are satisfied. Under a tax ruling issued by the Korean tax authority in 1995, or the 1995 tax ruling, ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferees’ permanent establishment in Korea) are not subject to Korean income taxation and (ii) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea are exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

However, according to a recent tax ruling issued in 2004 by the Korean tax authorities regarding the securities transaction tax, or the 2004 tax ruling, depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions from capital gains afforded under Korean tax law for transfers of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions from capital gains for transfers of underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfers of ADSs would be exempt from Korean income tax under the STTCL if (i) the ADSs are listed on an overseas securities market that is similar to the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange and (ii) the transfer of ADSs is made through such securities market. We believe that the Nasdaq National Market would satisfy the condition described in (i) above.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Stock Market Division of the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce, or exempt from, Korean withholding tax on dividends on, and capital gains on a transfer of, our common shares or ADSs. For example, under the Korea-United States income tax treaty, Korean withholding tax is generally reduced to 16.5% (including resident surtax) on dividends and an exemption from Korean withholding tax on capital gains is available to qualifying residents of the United States that are beneficial owners of the relevant dividend income or capital gains.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% according to the value of the relevant property and the identity of the parties involved.

Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you or your heirs will be treated as the owner of the common shares underlying the ADSs.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer the common shares and the common shares are listed on neither the Stock Market Division of the Korea Exchange nor the KOSDAQ Market Division of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.5%.

With respect to transfers of ADSs, depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax according to the 2004 tax ruling; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or Nasdaq is exempt from the securities transaction tax.

According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of an underlying share and receipt of depositary securities or upon the surrender of depositary securities and withdrawal of the originally deposited underlying share, if no consideration is given for such withdrawal. However, the holding of the 2004 tax ruling referred to above seems to view the ADSs as the underlying shares at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to deposits of common shares in exchange of ADSs or withdrawals of common shares upon surrender of the ADSs regardless of whether the holder is the initial holder because the transfer of ADSs by the initial holder to a subsequent holder would have already been subject to securities transaction tax under such tax ruling.

The securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of the purchase, ownership, and disposition of our common shares or our ADSs. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of our common shares or our ADSs could differ from those described below.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	life insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding our common shares or our ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code,

•	persons that have a “functional currency” other than the U.S. dollar, and

•	persons owning or treated as owning 10% or more of any class of our stock.

This description generally applies to purchasers of our common shares or our ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares or our ADSs that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, organized in or under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the United States can exercise primary supervision over its administration, and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership, including for this purpose any entity treated as a partnership for U.S. tax purposes, is a beneficial owner of our common shares or our ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of our common shares or our ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of our common shares or our ADSs.

For U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owners of the underlying shares represented by such ADSs.

A “Non-U.S. Holder” is a beneficial owner of our common shares or ADSs that is not a “U.S. Holder.” If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Our Common Shares or Our ADSs

Subject to the passive foreign investment company rules discussed below, distributions to a U.S. Holder with respect to our common shares or our ADSs, other than pro rata distributions of our common shares, will be includible in the U.S. Holder’s gross income as ordinary dividend income when actually or constructively received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits are computed under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in our common shares or our ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, nor do we intend in the future to, compute earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.

Dividends paid in Won will be included in a U.S. Holder’s income at a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder (or in the case of ADSs, the depositary) receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If U.S. dollars are converted into Won on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the payment. However, the U.S. Holder will be required to include any gain or loss in income if the U.S. Holder later exchanges the Won for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Won for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. For taxable years beginning before January 1, 2009, dividends received by U.S. Holders who are taxed as individuals may be subject to reduced rates of taxation if our common shares or our ADSs are readily tradable on an established securities market in the United States, such as Nasdaq, where our ADSs are listed, and holding period and other requirements are met. Dividends paid by us will not qualify for reduced rates if we are a passive foreign investment company in the year in which the dividends are paid or in the preceding taxable year. You should consult your tax advisors regarding the application of these rules to your particular circumstances.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions could also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by U.S. Holders taxed as individuals. Accordingly, the analysis of the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by those U.S. Holders, each described above, could be affected by actions taken by the U.S. Treasury or parties to whom the ADSs are pre-released.

Taxation of Disposition of Common Shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of our common shares or our ADSs equal to the difference between the amount realized for our common shares or our ADSs and the U.S. Holder’s tax basis in our common shares or our ADSs, determined in U.S. dollars. The gain or loss will be capital gain or loss and will be long term if the U.S. Holder has held our common shares or our ADSs for more than one year. The maximum tax rate on long-term capital gains is 15% for U.S. Holders other than corporations, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009. The deductibility of capital losses is subject to limitations. Any capital gain or loss that a U.S. Holder recognizes will generally be treated as United States source.

Passive Foreign Investment Company

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2005. The determination of our PFIC status depends upon the composition of our assets, including goodwill, and the amount and nature of our income, from time to time. The amount of goodwill will depend in part on the market value of our common shares or our ADSs, which may be especially volatile for a technology-related enterprise such as ours. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year, as PFIC status is re-tested each year and depends on the facts in the relevant year. In particular, fluctuation in the market price of our ADSs or common shares may result in us becoming a PFIC in future years.

If we are a PFIC in any year in which a U.S. Holder holds our common shares or our ADSs, the U.S. Holder generally will be subject to increased reporting requirements and subject to increased U.S. tax liabilities on receipt of certain dividends, as described below, and on a disposition of our common shares or our ADSs in that year and all subsequent years, although a shareholder election to terminate such deemed PFIC status may be available. U.S. Holders should consult their own tax advisors regarding our status as a PFIC, the consequences of an investment in a PFIC, and the consequences of making a shareholder election to terminate deemed PFIC status if we no longer meet the income or asset test for PFIC status in a subsequent taxable year.

A foreign corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets, based on an average of the quarterly values of its assets during a taxable year, is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25%, by value, of the stock of such corporation.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or our ADSs, the U.S. Holder will be subject to the following special tax rules with respect to:

•	any “excess distribution” that the U.S. Holder receives on our common shares or our ADSs, and

•	any gain the U.S. Holder realizes from a sale or other disposition, including a pledge, of our common shares or our ADSs,

unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for our common shares or our ADSs will be treated as an excess distribution. Under these special tax rules:

•	any excess distribution on, or gain realized from a sale or other disposition of, our common shares or our ADSs will be allocated ratably over a U.S. Holder’s holding period for our common shares or our ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income in the year of the distribution or gain, and

•	the amount allocated to each other year will be subject to tax as ordinary income at the highest tax rate in effect for individuals or corporations, as applicable, for that year and an interest charge will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our common shares or our ADSs cannot be treated as capital, even if the U.S. Holder holds our common shares or our ADSs as capital assets.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the excess distribution rules discussed above. If a U.S. Holder were to make a mark-to-market election for our common shares or our ADSs, the U.S. Holder would include in income each year an amount equal to the excess, if any, of the fair market value of our common shares or our ADSs as of the close of the taxable year over the U.S. Holder’s adjusted basis in such common shares or ADSs. A U.S. Holder would be allowed a deduction for the excess, if any, of the adjusted basis of our common shares or our ADSs over their fair market value as of the close of the taxable year, but only to the extent of any net mark-to-market gains on our common shares or our ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of our common shares or our ADSs, would be treated as ordinary income. Ordinary loss treatment would also apply to the deductible portion of any mark-to-market loss on our common shares or our ADSs, as well as to any loss realized on the actual sale or disposition of our common shares or our ADSs, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares or ADSs. A U.S. Holder’s basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs (other than the reduced rates for qualifying dividends received by U.S. Holders who are taxed as individuals as described above) would apply to distributions by us.

The mark-to-market election is available only for stock and ADSs which are regularly traded on a qualified exchange, such as Nasdaq. Under the U.S. Treasury Regulations, our common shares or our ADSs would generally be considered regularly traded if they are traded on a qualified exchange at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities. You should consult your own tax advisors as to whether a mark-to-market election is available for the ADSs or advisable for your particular circumstances.

A U.S. Holder who holds our common shares or our ADSs in any year in which we are a PFIC would be required to file IRS Form 8621 regarding distributions received on our common shares or our ADSs and any gain realized on the disposition of our common shares or our ADSs.

Non-U.S. Holders

Subject to the backup withholding discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our common shares or our ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

Subject to the backup withholding discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common shares or our ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and has a “tax home” in the United States.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends in respect of our common shares or our ADSs or the proceeds received on the sale, exchange or redemption of our common shares or our ADSs. Backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of other exempt status or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the appropriate returns are filed.

A Non-U.S. Holder generally will not be subject to information reporting and backup withholding if it provides certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN (or other applicable form).

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We have previously filed with the SEC our registration statement on Form F-1, as amended and registration form on Form F-6 under the Securities Act, covering the common shares represented by our ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which close occurs on December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also get information from the SEC regional offices or by calling or writing to the SEC, upon payment of a prescribed fee. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary information.

For a listing of our subsidiaries, see Item 4 of this annual report, “Information on the Company—Organizational structure.”

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Please refer to Item 5 of this annual report, “Operating and Financial Review and Prospects.”

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

One of our credit facilities contains certain financial covenants, including requirements to maintain annual operating income of more than (Won)3,000 million and net cash after operating activity of more than (Won)0. As we were unable to maintain these financial ratios through December 31, 2004, borrowings under the facility, totaling (Won)500 million, became due and payable on June 20, 2005. On June 27, 2005, the Company renegotiated the terms of this facility, and before December 31, 2005, repaid the entire outstanding balance of (Won)500 million.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material modifications to the rights of security holders

Not applicable.

Use of proceeds

The following “Use of proceeds” information relates to our registration statement on Form F-1 (Registration No. 333-130116), or the Registration Statement, for our initial public offering and sale of 4,500,000 ADSs by our company for an offering price of US$36 million. The Registration Statement was declared effective by the Commission on December 21, 2005. Jefferies Broadview, a division of Jefferies & Company, Inc., and WR Hambrecht + Co were the underwriters for our initial public offering.

We received net proceeds of approximately US$30.2 million from our initial public offering (after deducting underwriting discounts and other expenses related to the offering of US$5.8 million). None of the transaction expenses included payments to directors or officers of our company, persons owning 10% or more of our equity securities or our affiliates.

Following our initial public offering, we invested the net proceeds from our initial public offering in interest-bearing money-market accounts and deposit accounts in Korea. On January 13, 2006, upon approval of the Compensation Committee of our board of directors, we paid (Won)940 million (US$0.9 million) as a special bonus to our senior management. See Item 6 of this annual report, “Directors, Senior Management and Employees—Compensation.” In addition, as of the date of this annual report, we have used approximately (Won)6,000 million (US$5.9 million) of the net proceeds from our initial public offering for repayment of certain outstanding debt.

We intend to use the remaining net proceeds from the offering for repayments of certain other outstanding debt, expansion of our sales, distribution and technical support network, capital expenditures, research and development and for funding of working capital and general corporate purposes.

The amount and timing of our actual expenditures will depend on several factors, including our need for specific capital expenditures, the progress of our research and development efforts, and the amount of cash generated or used by our ongoing operations.

Item 15. Controls and Procedures

Disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2005, as a result of the material weaknesses in our internal control over financial reporting described below, our internal control over financial reporting and procedures related thereto were not effective to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our senior management including our chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

A material weakness, as defined under Standards of the Public Accounting Oversight Standard Board (United States), is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management identified the following material weaknesses in our internal control over financial reporting as of December 31, 2005.

1.	We did not retain accounting staff with sufficient depth and skill in the application of U.S. GAAP commensurate with the reporting requirements of a U.S. registrant. This material weakness could result in a material misstatement of our consolidated financial statements due to misapplication of accounting principles.

2.	We did not have adequate internal review procedures and effective controls over establishing and maintaining accounting policies, consistent with U.S. GAAP, specifically related to revenue recognition, valuation of accounts receivable, valuation of inventory, accounting for share-based compensation and consolidation accounting. This material weakness could result in a material misstatement of our consolidated financial statements.

3.	As part of our financial statement close process, we rely heavily on spreadsheet programs to generate our financial records and data. Additionally, we do not have the appropriate controls over the output from these spreadsheets to ensure that our consolidated financial statements are free of material misstatement or other inaccuracies resulting from computational or other output errors. This material weakness could result in a material misstatement in our consolidated financial statements.

4.	We did not maintain an adequate periodic reconciliation process for transactions and balances between our subsidiaries, equity investees and third party contractors. This material weakness could result in a material misstatement in a number of our financial accounts included in our consolidated financial statements.

Changes in internal control over financial reporting

We implemented changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Specifically, we have adopted a document retention policy and have begun utilizing a new enterprise resource planning system to support U.S. GAAP reporting in the first quarter of 2006 and continue to customize the system to fit our accounting and financial reporting processes. We expect to complete the customization of our enterprise resource planning system by the third quarter of 2006. In addition, as mentioned above, we have also hired three accounting team members with U.S. GAAP experience and/or U.S. CPA certifications, including two senior accountants with combined 13 years of accounting experience. We also performed additional analysis and other post-closing procedures to ensure that the consolidated financial statements were prepared in accordance with U.S. GAAP. Specifically, we reviewed our 2005 annual financial statement results multiple times in order to minimize the possibility that errors were made. Accordingly, management believes that the financial statements included in this annual report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

Additionally, in June 2006, we formed a Disclosure Committee for the purpose of designing and establishing controls and other procedures designed to ensure that (1) information required to be disclosed by us to the SEC and all Korean regulatory authorities as well as all other written information that we will disclose to the investment community is recorded, processed, summarized and reported accurately and on a timely basis and (2) information is accumulated and communicated to management, including the senior management officers, as appropriate to allow timely decisions regarding such required disclosure. In June 2006, we also established a set of disclosure guidelines setting forth recommended practices with respect to the disclosure of information to the general public and to other external parties, as well as explanations of the underlying legal rationale for those practices.

Plans for remediation efforts

To further address the material weaknesses in our internal controls going forward, we are currently in the process of evaluating what accounting positions are needed and the types of skill sets needed for each one in order to help us refine and provide documentation for our internal control system and to effectively address the SEC reporting requirements on an ongoing basis. Once this process is completed, we intend to aggressively hire the appropriate additional personnel. With respect to reliance on spreadsheets, we plan to minimize our use of spreadsheets by enhancing our enterprise resource planning system. Additionally, we plan to conduct periodic reconciliations with our subsidiaries, equity investees and third party contractors, and establish effective controls and accounting policies to address other material weaknesses in our financial reporting.

Although we expect to be able to address these weaknesses in a timely manner, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results or reduce our ability to prevent or detect fraud.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that a member of our audit committee, Taek Jin Nam, is an “audit committee financial expert.” The board of directors also determined that Mr. Nam is independent under the Nasdaq listing requirements.

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics for our chief executive officer and senior financial officers and a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of ethics and code of business conduct and ethics are publicly available on our website at www.pixelplus.com, and such codes are filed as exhibits to this annual report.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees in connection with certain professional services rendered by Samil PricewaterhouseCoopers, an independent registered public accounting firm, for the periods indicated.

	For the year ended December 31,
	2004		2005
Audit fees	US$	126,371	US$	519,847
Audit related fees		—		861,105

Tax fees		—		2,700

All other fees		—		—

Total	US$	126,371	US$	1,383,652

Audit Committee Pre-Approval Policy and Procedures

Our audit committee charter (adopted in November 2005) states that we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service.

Our audit committee pre-approved all audit and non-audit services provided by our independent public accountant during 2005.

Item 16D. Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our ADSs during the period covered by this annual report.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements for our company are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description
1.1*	Articles of Incorporation of the Registrant (English translation)

2.1*	Specimen common share certificate (English translation)

2.2*	Specimen American Depositary Receipt

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary and holders of American Depositary Receipts

4.1*	Form of 2003 Stock Option Agreement (English translation)

4.2*	Form of 2004 Stock Option Agreement (English translation)

4.3*	Termination Agreement, dated November 28, 2005, by and among JATF, MIC, Korea Venture Fund, certain common shareholders and the Registrant

4.4*	(Purchase) Basic Transaction Agreement, dated February 1, 2005, by and between the Registrant and Samsung Electro-Mechanics (English translation)

4.5*†	Wafer Foundry Service Agreement, dated November 3, 2003, by and among the Registrant, Dongbu Electronics Co., Ltd. and T2Net Technology Co., Ltd. (English translation)

4.6*†	Basic Agreement, dated September 17, 2004, by and between the Registrant and Dongbu Electronics Co., Ltd. (English translation)

4.7*	Form of Purchase Order from Ningbo Bird Co., Ltd.

4.8*†	Testing Agreement, dated May 31, 2004, by and between the Registrant and Tesna Co., Ltd. (English translation)

4.9*	Form of Bundang Lease Agreement (English translation)

4.10*	Loan guarantee issued by Seo Kyu Lee to Citibank (formerly known as Hanmi Bank) for the benefit of the Registrant (English translation)

4.11*	Loan guarantee issued by Seo Kyu Lee to Hana Bank for the benefit of the Registrant (English translation)

4.12*	Loan guarantee issued by Seo Kyu Lee to Industrial Bank of Korea for the benefit of the Registrant (English translation)

4.13*	Loan guarantee issued by Seo Kyu Lee to Korea Exchange Bank for the benefit of the Registrant (English translation)

4.14*	Shareholders Agreement, dated March 7, 2003, by and among the Registrant and certain shareholders of the Registrant

Exhibit Number	Description
4.15*	Cooperation Agreement, dated September 20, 2004, by and between the Registrant and Pixelplus Technology Inc.

4.16*†	Foundry Agreement, dated November 22, 2005, by and between the Registrant and United Microelectronics Corporation

4.17	Shareholders’ Agreement, dated June 1, 2005, by and between the Registrant and certain other shareholders of Pixelplus Technology Inc.

4.18†	Commodity Purchase Agreement, dated October 14, 2005, by and between the Registrant and Logitech Europe S.A.

4.19	Form of 2005 Stock Option Agreement (English Translation)

8.1	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics

11.2	Code of Ethics for Chief Executive Officer and Senior Financial Officers

12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)

12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)

13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)

13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)

*	Previously filed with the relevant Registration Statement on Form F-1.
†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 26th day of June, 2006.

PIXELPLUS CO., LTD.

By:	/s/ MOON SUNG KIM
Name:	Moon Sung Kim
Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pixelplus Co., Ltd:

In our opinion, the accompanying consolidated balance sheets, and the related consolidated statements of operations, of changes in shareholders’ equity(deficit) and of cash flows present fairly, in all material respects, the financial position of Pixelplus Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  Samil PricewaterhouseCoopers

Samil PricewaterhouseCoopers

Seoul, Korea

June 23, 2006

PIXELPLUS CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

	2004		2005		(Note 3) 2005
					(Unaudited)
(in millions of Korean Won, and thousands of U.S. dollars, except share data)
Assets
Cash and cash equivalents	(Won)	1,194	(Won)	31,040	$30,733
Restricted cash		1,428		1,412	1,398
Accounts receivable, net		5,446		11,695	11,579
Inventories, net		6,818		8,708	8,622
Other current assets		686		1,377	1,363

Total current assets		15,572		54,232	53,695

Other non current assets		2,094		3,887	3,848

Total assets	(Won)	17,666	(Won)	58,119	$57,543

Liabilities and Shareholders’ equity(deficit)
Trade accounts payable		6,379		10,558	10,454
Other accounts payable		519		1,255	1,242
Short-term borrowings		8,085		10,361	10,259
Other current liabilities		653		1,189	1,177

Total current liabilities		15,636		23,363	23,132

Long-term borrowings		1,259		646	640
Other non current liabilities		261		341	337

Total liabilities	(Won)	17,156	(Won)	24,350	$24,109

Commitment and contingencies

Minority interest	(Won)	—	(Won)	819	$811

Series A convertible redeemable preferred shares: (Won)500 par value; 10,000,000 and 0 shares authorized at December 31, 2004 and 2005, respectively; 1,441,600 shares issued and outstanding at December 31, 2004; liquidation preference (Won)4,705 at December 31, 2004.	(Won)	6,776	(Won)	—	$—

Shareholders’ equity(deficit)
Common shares: (Won)500 par value; authorized 10,000,000 shares; issued and outstanding 2,604,000 and 6,055,333 shares at December 31, 2004 and 2005, respectively.	(Won)	1,302	(Won)	3,028	$2,998
Additional paid-in capital		—		37,471	37,100
Accumulated other comprehensive loss		(40)		(100)	(99)
Accumulated deficit		(7,528)		(7,449)	(7,376)

Total shareholders’ equity(deficit)		(6,266)		32,950	32,623

Total liabilities and shareholders’ equity(deficit)	(Won)	17,666	(Won)	58,119	$57,543

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003		2004		2005		(Note 3) 2005
							(Unaudited)
(in millions of Korean Won, and thousands of U.S. dollars, except share data)
Revenues
Products	(Won)	17,806	(Won)	31,356	(Won)	38,678	$38,296
Services		—		4,440		2,906	2,877

		17,806		35,796		41,584	41,173
Cost of revenues
Products		14,562		31,457		30,671	30,368
Services		—		831		546	540

		14,562		32,288		31,217	30,908

Gross profit		3,244		3,508		10,367	10,265

Operating expenses
Selling, general and administrative		1,136		3,966		6,407	6,344
Research and development, net of government grants		1,335		3,211		3,503	3,468

		2,471		7,177		9,910	9,812

Income (loss) from operations		773		(3,669)		457	453

Other income (expense)
Interest income (expense), net		1		(230)		(539)	(533)
Foreign exchange gain, net		138		337		194	192
Others, net		(2)		3		30	29

		137		110		(315)	(312)

Income (loss) before income taxes, gain(loss) from equity method investments, dilution gain and minority interest		910		(3,559)		142	141
Income tax expenses		106		234		—	—
Income(loss) before gain(loss) from equity method investments, dilution gain and minority interest		804		(3,793)		142	141

Gain(loss) from equity method investments, net		—		(272)		85	84
Dilution gain from equity method investment and consolidated subsidiary		—		—		411	406
Minority interest		—		—		341	338

Net income (loss)	(Won)	804	(Won)	(4,065)	(Won)	979	$969

Accretion of preferred shares		(1,149)		(1,569)		(1,927)	(1,908)

Net loss attributable to common shareholders	(Won)	(345)	(Won)	(5,634)	(Won)	(948)	$(939)

Loss per share—basic and diluted	(Won)	(283)	(Won)	(2,353)	(Won)	(356)	$(0.35)

Weighted average number of shares—basic and diluted		2,604,000		2,604,000		2,664,862	2,664,862

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common stock			Additional Paid-In Capital		Accumulated Other Comprehensive Loss		Accumulated Deficit		Total Stockholder’s Equity (Deficit)
	Shares	Amount
(in millions of Korean Won)
Balances at December 31, 2002	2,604,000	(Won)	1,302	(Won)	246	(Won)	—	(Won)	(2,646)	(Won)	(1,098)
Stock options	—		—		357		—		—		357
Accretion of preferred stock	—		—		(603)		—		(546)		(1,149)
Net income	—		—		—		—		804		804
Total comprehensive loss											(345)

Balances at December 31, 2003	2,604,000	(Won)	1,302	(Won)	—	(Won)	—	(Won)	(2,388)	(Won)	(1,086)
Stock options	—		—		494		—		—		494
Accretion of preferred stock	—		—		(494)		—		(1,075)		(1,569)
Currency translation adjustment	—		—		—		(40)		—		(40)

Net loss	—		—		—		—		(4,065)		(4,065)

Total comprehensive loss											(5,674)

Balances at December 31, 2004	2,604,000	(Won)	1,302	(Won)	—	(Won)	(40)	(Won)	(7,528)	(Won)	(6,266)
Conversion of preferred stock to common shares	1,201,333		601		7,923		—		—		8,524
Issuance of common shares, net	2,250,000		1,125		29,476		—		—		30,601
Stock options	—		—		1,099		—		—		1,099
Accretion of preferred stock	—		—		(1,027)		—		(900)		(1,927)
Currency translation adjustment	—		—		—		(60)		—		(60)
Net income	—		—		—		—		979		979

Total comprehensive loss											(1,008)

Balances at December 31, 2005	6,055,333	(Won)	3,028	(Won)	37,471	(Won)	(100)	(Won)	(7,449)	(Won)	32,950

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholder’s Equity (Deficit)
	Shares	Amount
(in thousand of U.S. dollars) (Note 3) (Unaudited)
Balances at December 31, 2004	2,604,000	$1,289	$—	$(40)	$(7,453)	$(6,204)
Conversion of preferred stock to common shares	1,201,333	595	7,844	—	—	8,439
Issuance of common shares, net	2,250,000	1,114	29,185	—	—	30,299
Stock options	—	—	1,088	—	—	1,088
Accretion of preferred stock	—	—	(1,017)	—	(892)	(1,909)
Currency translation adjustment	—	—	—	(59)	—	(59)
Net income	—	—	—	—	969	969

Total comprehensive loss						(999)

Balances at December 31, 2005	6,055,333	$2,998	$37,100	$(99)	$(7,376)	$32,623

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003		2004		2005		(Note 3) 2005
							(Unaudited)
(in millions of Korean Won, and thousands of U.S. dollars)
Cash flows from operating activities:
Net income (loss)	(Won)	804	(Won)	(4,065)	(Won)	979	$969
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization		146		308		577	571
Provision for allowance for doubtful accounts		71		1,447		11	11
Stock compensation expenses		357		494		1,099	1,088
Loss(gain) from equity method investments, net		—		272		(85)	(84)
Dilution gain from equity method investment and consolidated subsidiary		—		—		(411)	(406)
Provision for inventory losses		2,009		7,349		2,673	2,647
Minority interest		—		—		(341)	(338)
Others, net		(17)		(654)		26	25
Changes in operating assets and liabilities:
Restricted cash		(714)		(604)		62	61
Accounts receivable		(5,729)		(1,363)		(6,117)	(6,056)
Inventories		(8,382)		(7,792)		(4,035)	(3,995)
Other current assets		(919)		314		(440)	(436)
Other non current assets		(60)		(90)		(760)	(752)
Trade accounts payable		7,715		(1,450)		3,676	3,640
Other accounts payable		(91)		264		622	616
Other current liabilities		242		181		70	69
Other non current liabilities		—		25		(156)	(154)

Net cash used in operating activities		(4,568)		(5,364)		(2,550)	(2,524)

Cash flows from investing activities:
Proceeds from repayment of loans by affiliates and employees		19		—		6	6
Payments on loans to affiliates and employees		(497)		(32)		(90)	(89)
Payment on long-term financial instruments		—		(35)		(60)	(59)
Acquisition of property, plant and equipment		(344)		(295)		(826)	(818)
Acquisition of investments		—		(653)		—	—
Acquisition of intangible assets		(36)		(484)		(294)	(291)

Net cash used in investing activities		(858)		(1,499)		(1,264)	(1,251)

Cash flows from financing activities:
Issuance of series A convertible redeemable preferred shares, net		4,919		—		—	—
Repayments of borrowings		(1,354)		(8,693)		(7,610)	(7,535)
Proceeds from borrowings		2,084		16,411		9,238	9,147
Issuance of common shares, net		—		—		31,987	31,670

Net cash provided by financing activities		5,649		7,718		33,615	33,282

Effect of exchange rate changes on cash and cash equivalents		(18)		53		(70)	(69)

Net increase in cash and cash equivalents		205		908		29,731	29,438

Cash and cash equivalents at the beginning of the year		81		286		1,194	1,182

Change in consolidated subsidiary		—		—		115	113

Cash and cash equivalents at the end of the year	(Won)	286	(Won)	1,194	(Won)	31,040	$30,733

Supplemental cash flow information :
Cash paid for interest	(Won)	56	(Won)	261	(Won)	567	$561

Cash paid for income taxes	(Won)	4	(Won)	148	(Won)	264	$262

Non-cash financing activities :
Conversion from loans to investments on equity method investee	(Won)	—	(Won)	457	(Won)	—	$—
Conversion of 1,441,600 shares of series A convertible redeemable preferred share to common shares	(Won)	—	(Won)	—	(Won)	8,524	$8,440

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

1. The Company

Pixelplus Co., Ltd. and its subsidiaries (hereinafter referred to collectively as the “Company”) design, develop and market semiconductor image sensor devices. The Company’s main product, an image sensor device, is used to capture an image and is used in a number of commercial and consumer mass market applications. The Company operates in one business segment, the design, manufacture and distribution of semiconductor image sensor devices. The Company was incorporated in Suwon, the Republic of Korea in April 2000, and commenced commercial production of its Complementary Metal Oxide Semiconductor (“CMOS”) image sensor product in July 2003.

On December 21, 2005, the Company sold 4,500,000 American Depository Shares(“ADSs”), each representing one-half of a common share of the Company, in the Company’s initial public offering(“IPO”). The Company’s ADSs trade on The Nasdaq National Market under the symbol “PXPL”. The ADSs were offered and sold at $8.00 per ADSs. The net proceeds to the Company of the IPO after underwriter discounts and fees of (Won)2,308 million was (Won)34,131 million. The Company incurred expenses of (Won)3,529 million related to the IPO and deducted the expense from the net proceeds received by the Company. The Company’s IPO expense of (Won)3,529 million consists of professional fees, registration fees, and printing expenses incurred in relation to the Company’s IPO.

On December 20, 2005, 1,441,600 Series A convertible redeemable preferred shares were converted into 1,201,333 common shares. In addition, on January 25, 2006, pursuant to the “Underwriting Agreement” dated December 20, 2005, certain existing shareholders sold 675,000 ADSs as a result of underwriters’ exercise of their over-allotment option.

2. Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The Company consolidates its majority-owned subsidiaries unless control is temporary or does not rest with the majority owner. The consolidated financial statements include the accounts of all controlled subsidiaries, which consist of the following:

•	Pixelplus Asia Co., Ltd. (100% *)

•	Pixelplus Shanghai Ltd. (100% *)

•	Pixelplus Semiconductor Inc. (100% *)

•	Pixelplus Technology Inc. (“PTI”) (37.5% *)

*	Indicates the percentage of ownership as of December 31, 2005

All significant inter-company accounts and transactions have been eliminated.

Consolidation of PTI

PTI was incorporated in Taiwan on March 17, 2004. PTI’s primary business is to manufacture modules purchased from the Company into CMOS image sensor or distribute the Company’s products in forms of wafers,

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

chips or modules. The Company held 43% and 37.5% ownership interest in PTI as of December 31, 2004 and 2005, respectively. The chief executive officer of PTI, together with his relatives held 33.5% and 33.1% ownership interest in PTI as of December 31, 2004 and 2005. Accordingly, for the year ended December 31, 2004 and the period from January 1, 2005 through May 31, 2005, the Company accounted for its investment in PTI under the equity method of accounting as it exercised significant influence over the operations of PTI. On June 1, 2005, the Company entered into a new shareholders agreement with other shareholders of PTI which granted the Company the right to elect two out of the total three board of directors of PTI without owning a majority of the voting shares. This shareholders’ agreement effectively granted the Company with the ability to control and direct management and polices of PTI. In addition, any change to this board composition requires approval by more than 2/3 of the shareholders of PTI. Since the Company holds more than 1/3 of the outstanding shares of PTI, any change to the board composition arrangement would require its approval. The Company does not intend to vote in favor of any change to the current board composition in the foreseeable future. Accordingly, PTI is deemed a consolidated subsidiary of the Company, effective as of June 1, 2005.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowances for uncollectible accounts receivables, inventory and valuation allowance on deferred taxes, specific contingencies such as product warranties, litigation, patent infringement and contingent commission. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

Foreign Currency Translation

The Company uses its local currencies as its functional currencies. The Company uses the end of period exchange rates to translate assets and liabilities and the average exchange rates for revenues, expenses and cash flows. Capital accounts of a permanent nature, including sales of common and preferred stock, are translated using historical exchange rates. The resulting translation adjustments are recorded as other comprehensive income or expenses, included in shareholders’ equity.

Net gains and losses resulting from foreign exchange transactions are included in foreign currency gains (losses) in the statement of operations.

Revenue Recognition

The Company recognizes revenues only when: the persuasive evidence of a sales arrangement exists, either through a formal purchase order, an informal order confirmation, or the receipt of cash; the price is fixed or determinable; title and risk of loss are transferred to the customer; collection of resulting receivables is considered reasonably assured; product returns are reasonably estimable; there are no additional customer acceptance requirements; and there are no other remaining significant obligations. The Company provides for future returns based on historical experience at the time revenue is recognized.

For products sold in the Korean market to its customers without agreements that allow for returns or credits, revenues are recognized upon shipment of products to the customer. For products sold in the Korean market to customers with agreements that allow for returns or credits, revenues are recognized upon product acceptance.

For products sold outside of Korea, title and risk of loss transfers to customers upon shipment, and at that point, there are no further customer acceptance requirements or rights of return. Accordingly, revenue is recognized upon product shipment.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

The Company recognizes service revenues from the provision of engineering and technology services, such as CMOS image sensor design services, engineering know-how, and testing services to DongbuAnam Semiconductor (“DongbuAnam”). The Company recognizes the associated service revenues only upon the completion of and acceptance by the customer of the engineering assistance performed. The revenue is based on a fixed fee, which is agreed upon prior to initiation of the engineering assistance. The Company’s agreement to provide these services to DongbuAnam, which was entered into on September 17, 2004, has a one-year term to be automatically renewed annually unless either party delivers a 30-day prior notice electing not to renew the agreement.

The Company provides a basic limited warranty for defective products that is normally valid for 12 months from the date of purchase. Since products are sold to customers after extensive product testing and the revenue from the Company’s major customers in Korea is recognized after customer acceptance, which would identify any defective products, the Company has not experienced any significant costs to service its products sold under warranty in Korea. For products sold outside of Korea, revenue is recognized at the point of shipment, and at that date, the Company accrues a liability for the estimated costs that may be incurred under the limited warranty provided to its customers. Warranty costs accrued include the costs to replace the defective product. Total warranty costs incurred to date have not been significant.

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

Employee stock plans are accounted for using the fair value method prescribed by Statements of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation and the Company utilizes the Black-Scholes option valuation model to value stock options. The Company recognizes forfeitures of stock options in the period when such forfeiture occurs.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the changes in the balance of deferred tax assets and liabilities. Benefits from tax credits are reflected currently in earnings.

Equity Method Investments

Investments in entities in which the Company can exercise significant influence, but owns less than a majority equity interest are accounted for using the equity method of accounting. The Company’s unrealized profit arising from sales by the Company to equity method investee are eliminated to the extent of the Company’s ownership.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

As of December 31, 2005, the Company has 13.92% ownership interest in Tesna Co., Ltd. (“Tesna”). The Company accounts for its investment in Tesna under the equity method of accounting because it has the ability to exercise significant influence. Despite only holding a 13.92% ownership interest, the Company can appoint one out of three board members.

In the event of equity financing by any of these entities equity method investee or consolidated subsidiary, in which the Company does not participate or does not maintain its ownership percentage, a dilution gain or loss results. The Company’s policy is to recognize these gains or losses in its consolidated statement of operations.

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS 128, Earnings per share under the provisions of which basic income (loss) per share is computed by dividing the income (loss) available to holders of common shares for the period by the weighted average number of common shares outstanding during the period. The calculation of diluted income (loss) per share excludes potential common share if the effect of such share is anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity at the date of purchase of three months or less to be cash equivalents. As of December 31, 2004 and 2005, (Won)582 million and (Won)31,018 million, respectively, of cash and cash equivalents are denominated in foreign currency.

Restricted Cash

Restricted cash, which has been set aside as collateral for borrowings, was approximately (Won)1,428 million and (Won)1,412 million as of December 31, 2004 and 2005, respectively, and is included within current assets in the accompanying consolidated balance sheets.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on the aggregate estimated collectibility of its accounts receivable.

Inventories

Inventories are stated at the lower of cost or market, using the weighted average method. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. Inventory reserves are established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes. Reserves are also established when the number of units on hand exceeds the number of units that the Company forecasts to sell over a certain period of time.

Government Grants

Grants received by the Company from the Korean government to assist with specific research and development activities are deducted from those research and development costs incurred, in the period in which the related expenses are incurred, to the extent that they are non-refundable. Government grants that were used for the acquisition of fixed assets and intangible assets were deducted from the acquisition costs of the acquired assets, and amortized over the useful lives of the related assets. The Company recognizes government grants, which are refundable, as liabilities.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

As of December 31, 2004 and 2005, the Company has recorded refundable government grants in the amounts of (Won)359 million and (Won)227 million, respectively, which are repayable in the amounts of (Won)132 million, (Won)113 million and (Won)114 million in 2005, 2006 and 2007, respectively.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized in order to write-down the carrying value of the asset to its estimated fair market value.

Severance and Retirement Benefits

Employees are entitled to receive a payment annually or upon termination of employment based on their length of service and rate of pay during the year or at the time of termination. Accrued severance benefits are estimated assuming eligible employees were to terminate their employment at the balance sheet date. Annual severance benefits expense is charged to operations based upon the change in the accrued severance benefits payable at the balance sheet date.

The Company pays accrued severance benefits to certain employees annually, except amounts payable to certain executives that are accrued as a liability payable upon departure or termination.

Meanwhile, the Company expects to pay the following future benefits to its employees including directors others than the chief executive officer upon their normal retirement age:

(in millions of Korean Won)
Years	Amount
2006	(Won)	—
2007		—
2008		—
2009		—
2010		—
2011 ~ 2015		567

Total	(Won)	567

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

The Company is required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. The total amount of contributions made to the National Pension Corporation in 2004 and 2005 was (Won)48 million and (Won)73 million, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term maturity of these instruments. The Company’s long term borrowings approximate their fair values as they contain interest rates that vary according to market interest rates.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

Recent Accounting Pronouncements

In November and December 2004, the Financial Accounting Standards Board, FASB, issued and amended SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” Paragraph 5 of Accounting Research Bulletin, ARB, No. 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . .” This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during the first fiscal year beginning after June 15, 2005. We do not expect a significant impact on our statements of financial position, results of operations and disclosures.

In December 2004, the FASB issued SFAS No. 123(R), Share-based Payment, which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements using a fair-value-based method. The statement replaces SFAS 123, supersedes Accounting Principles Board, APB, Opinion No 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. The new statement will be effective for public entities in the first fiscal year beginning after June 15, 2005. We do not expect a significant impact on our statements of financial position, results of operations and disclosures.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29. This statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect a significant impact on our statements of financial position, results of operations and disclosures.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. We do not expect a significant impact on our statements of financial position, results of operations and disclosures.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments(SFAS No. 155), which amends SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 155 amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interest that itself is a derivative instrument. We do not expect a significant impact on our statements of financial position, results of operations and disclosures.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

3. Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,010 Korean Won to one U.S. dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2005. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, United States dollars at that or any other rate. The U.S. dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4. Accounts Receivable, Net

Accounts receivable as of December 31, 2004 and 2005 comprise the following:

	2004		2005
(in millions of Korean Won)
Trade accounts receivables	(Won)	6,091	(Won)	12,542
Trade notes receivable		651		460

		6,742		13,002
Less: allowance for doubtful accounts		(1,296)		(1,307)

	(Won)	5,446	(Won)	11,695

Accounts receivable pledged as collateral for short-term borrowings at December 31, 2004 and 2005 were (Won) 517 million and (Won) 471 million, respectively.

Changes in the allowance for doubtful accounts receivable for the years ended December 31, 2004 and 2005, are as follows:

	2003		2004		2005
(in millions of Korean Won )
Balance at the beginning of the year	(Won)	—	(Won)	40	(Won)	1,296
Provision for allowance for doubtful accounts		71		1,447		11
Write-offs and deductions		(31)		(191)		—

Balance at the end of the year	(Won)	40	(Won)	1,296	(Won)	1,307

5. Inventories

Inventories as of December 31, 2004 and 2005 comprise the following:

	2004		2005
(in millions of Korean Won)
Finished goods	(Won)	612	(Won)	2,108
Work in process		10,374		7,374
Raw materials		4,718		6,311

		15,704		15,793
Less: provision for inventory losses		(8,886)		(7,085)

	(Won)	6,818	(Won)	8,708

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

Changes in the allowance for inventory losses for the years ended December 31, 2004 and 2005, are as follows:

	2003		2004		2005
(in millions of Korean Won )
Balance at the beginning of the year	(Won)	—	(Won)	2,009	(Won)	8,886
Provision for inventory losses		2,009		7,349		2,673
Write-offs and deductions		—		(472)		(4,602)
Other		—		—		128

Balance at the end of the year	(Won)	2,009	(Won)	8,886	(Won)	7,085

6. Dilution

In February and May 2005, PTI and Tesna, respectively, issued additional common shares but the Company did not participate in the issuances. After the issuances of shares by PTI and Tesna, the Company’s ownership interests in PTI and Tesna decreased from 42.9% to 31.9% and 20.0% to 13.9%, respectively. As a result, the Company recorded dilution gains of (Won)74 million and (Won)337 million relating to additional shares issued by PTI and Tesna, respectively.

In addition, PTI issued additional common shares in June 2005. The Company participated in the issuance, resulting in an increase in the Company’s ownership interest in PTI from 31.9% to 37.5%.

7. Borrowings

The details of short-term and long-term borrowings are as follows:

Short-term borrowings

	2004		2005
(in millions of Korean Won)
Loans, principally from banks:
Won denominated loans with weighted-average interest rates of 6.3% and 5.9% in 2004 and 2005, respectively	(Won)	6,468	(Won)	7,000
U.S. Dollar denominated loans with weighted-average interest rates of 5.0% and 5.9% in 2004 and 2005, respectively		673		1,474
Loans against receivables with weighted-average interest rates of 10.7% and 6.2% in 2004 and 2005, respectively		517		471
Cash overdraft with weighted-average interest rate of 6.1% in 2005		—		803

	(Won)	7,658	(Won)	9,748

As of December 31, 2004 and 2005, the Company’s restricted assets are pledged as collateral for the repayment of the above short-term borrowings.

Long-term borrowings

	2004		2005
(in millions of Korean Won)
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2008 with interest rates ranging from 3.3% to 5.9% per annum.	(Won)	1,686	(Won)	1,259
Less: current portion		(427)	(Won)	(613)

	(Won)	1,259	(Won)	646

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

The Company has entered into various Korean Won denominated borrowing arrangements with certain Korean domestic banks, with an aggregate maximum facility of (Won)9,870 million and a collateralized borrowing facility of (Won)11,400 million, of which (Won)9,062 million and (Won)244 were outstanding, at December 31, 2005, respectively. In addition, the Company has entered into various foreign currency denominated debt facility of US$650 thousand and NT$84,432 thousand at December 31, 2005, of which US$650 thousand and NT$26,561 thousand were outstanding at December 31, 2005.

The aggregate annual maturities of long-term borrowings as of December 31, 2005 are as follows:

	Amount
(in millions of Korean Won)
2006	(Won)	613
2007		480
2008		166

	(Won)	1,259

8. Related party transactions

The Company had the following purchases with related parties:

2005
(in millions of Korean Won)
Purchases—Tesna, Inc.	(Won)	2,142

Related account balances as of December 31, 2005 between the Company and its related parties are as follows:

2005
(in millions of Korean Won)
Payables—Tesna, Inc.	(Won)	551

9. Income tax expenses

The components of current income tax expenses are as follows

	2003		2004		2005
(in millions of Korean Won)
Income (loss) before income taxes
Domestic	(Won)	910	(Won)	(3,469)	(Won)	889
Foreign		—		(90)		(747)

	(Won)	910	(Won)	(3,559)	(Won)	142

Current income taxes
Domestic	(Won)	106	(Won)	234	(Won)	—
Foreign		—		—		—

	(Won)	106	(Won)	234	(Won)	—

Deferred income taxes
	(Won)	—	(Won)	—	(Won)	—
		—		—		—

	(Won)	—	(Won)	—	(Won)	—

Total income tax expense	(Won)	106	(Won)	234	(Won)	—

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2003, 2004 and 2005 are as follows:

	2004		2005
(in millions of Korean Won)
Current deferred income tax asset (liabilities)
Accounts receivable	(Won)	216	(Won)	198
Inventory		899		997
Others		104		(141)

		1,219		1,336
Less: Valuation allowance		(1,219)		(1,336)

Current deferred income tax assets (liabilities)	(Won)	—	(Won)	—

Non-current deferred income tax asset (liabilities)
Intangible assets	(Won)	327	(Won)	252
Tax credit carry forwards		274		352
Tax loss carry forwards		—		237
Equity method investments		37		(67)
Other		85		37

		723		811
Less: Valuation allowance		(723)		(811)

Non-current deferred income tax assets (liabilities)	(Won)	—	(Won)	—

As of December 31, 2005, the Company has available unused research tax credit of (Won)352 million, which may be applied against future income tax amounts through 2010.

A valuation allowance on deferred income tax assets is recognized when it is more likely than not that the deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook. Based upon analysis of these factors, the Company has determined that it is more likely than not that it will not be able to realize its net deferred tax assets in all jurisdictions in which it operates. Accordingly, the Company has recorded a full valuation allowance of (Won)1,942 and (Won)2,147 million, on its consolidated net deferred tax assets at December 31, 2004 and 2005, respectively.

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in both 2003 and 2004 and 27.5% in 2005.

Currently, the Company is entitled to a reduced tax rate of 13.75% pursuant to the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. The Company must reapply for its designation as a venture company every year. However, it is uncertain as to whether the Company will obtain this designation in the future. For presentation purposes, in the accompanying financial statements footnotes, deferred income taxes as of December 31, 2005 were calculated based on the rate of 13.75%.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follow:

	2003		2004		2005
(in millions of Korean Won, other than percentages)
Income(loss) from continuing operations for the years ended December 31	(Won)	912	(Won)	(3,558)	(Won)	143
Statutory tax rates		29.7%		29.7%		27.5%
Tax expense (benefit) at Korean statutory tax rate		271		(1,057)		39
Tax exemption		(135)		528		(20)
Differences in statutory tax rate in subsidiaries		—		(1)		(52)
Permanent difference		(14)		(127)		64
Tax credit		(216)		(321)		(340)
Change in statutory tax rate		—		130		—
Increase in valuation allowance		203		1,087		309
Others		(3)		(5)		—

Total income tax expense	(Won)	106	(Won)	234	(Won)	—

There was no income tax expense charged to or credited from other comprehensive income, gain(loss) from equity method investments and dilution gain from equity method investments and the consolidated subsidiary for the years ended December 31, 2004 and 2005.

10. Convertible Redeemable Preferred Share

On March 17, 2003, the Company issued 1,441,600 shares of the Series A convertible redeemable preferred share (“Series A preferred”) at (Won)3,421 per share for total cash proceeds of (Won)4,919 million, net of issuance costs. On December 20, 2005, the Company issued additional 1,201,333 common shares due to exercise of the conversion rights on Series A preferred shares.

The Series A preferred shares outstanding for the three years ended December 31, 2005 was as follows:

	Series A Preferred
	Shares	Amount
(in millions of Korean Won)
December 31, 2002	—	(Won)	—

Issuance of Series A preferred	1,441,600	(Won)	4,919
Accretion of redemption	—		1,149
Translation adjustment	—		(93)

December 31, 2003	1,441,600	(Won)	5,975
Accretion of redemption	—		1,569
Translation adjustment	—		(768)

December 31, 2004	1,441,600	(Won)	6,776
Accretion of redemption	—		1,927
Translation adjustment	—		(179)
Conversion of Series A Preferred to Common shares	(1,441,600)		(8,524)

December 31, 2005	—	(Won)	—

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

Characteristics of the Series A preferred are described below:

Voting rights

The holders of the Series A preferred have voting rights, equivalent to that of holders of the Company’s common shares and vote together as one class with the common.

Liquidation preference

In the event of any liquidation, or similar winding up of the Company, the holders of the Series A preferred shall receive the Korean Won equivalent of US$2.77 per share; plus interest on the original issuance, calculated at 30% per annum compounded annually, accrued from the issuance date of the Series A preferred to the date of liquidation; plus all declared, but unpaid dividends on such Series A preferred shares, accrued to the date of liquidation.

At liquidation, if the assets available to be distributed among the holders of the Series A preferred are insufficient to permit payment to such holders of the full liquidation amount described above, then the entire remaining assets of the Company legally available for distribution to such holders shall be distributed ratably among the holders of the Series A preferred.

Conversion

Prior to the completion of a qualified initial public offering (“IPO”), each Series A preferred is convertible, at the option of the holder, into a number of fully paid common shares as is determined by dividing US$2.77, by the applicable conversion price, in effect at the time of conversion, which, with effect from March 31, 2004 was revised to US$3.33. If any Series A preferred have not been converted into common shares as of the date one business day prior to the pricing of the qualified IPO, such Series A preferred shall be automatically converted to common shares without any further action by, consent of or notice from, the respective holders of such Series A preferred. On December 20, 2005, all Series A preferred was converted into common share by the exercise of conversion right by holders of the Series A preferred.

Dividends

Holders of the Series A preferred are entitled to an annual per share dividend equal to 68% of the par value of the Series A preferred, payable when and if declared at a general meeting of the shareholders. The dividends are cumulative and are payable prior to any payment of any dividend with respect to the common shares. The Company has not declared any dividends on its preferred or common shares through December 31, 2005.

Redemption

Subject to any legal restrictions on the Company’s redemption of shares, the holders of the outstanding Series A preferred may require the Company to redeem all or part of the outstanding Series A preferred at any time from January 1, 2007 to December 31, 2008. Under certain circumstances, prior to December 31, 2006, the holders of the outstanding Series A preferred may require the Company to redeem the Series A preferred which include the Company’s violation or breech of the Series A Subscription Agreement, or the Commercial Code of the Securities Exchange Act of Korea, or if the Company becomes insolvent or bankrupt.

To the extent permitted under applicable law, the redemption price for each share of Series A preferred shall be: 100% of the original issue price for each Series A preferred; plus interest on the original issue price,

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

calculated at 30% per annum compounded annually, accrued from the issuance date of the Series A preferred shares to the date of redemption; plus all declared but unpaid dividends on each Series A preferred share held by such holder, accrued to the date of redemption.

Accretion of Redemption

The Series A preferred is redeemable for an amount in excess of their issuance price. As a result, the difference between the redemption value and the issuance price of the Series A preferred increases the carrying value of the Series A preferred and is being charged to paid in capital and accumulated deficit. The Company recorded full redemption accretion for Series A preferred until the date of conversion.

11. Commitments and contingencies

In 2004, the Company entered into a purchase commitment with DongbuAnam Semiconductor, its primary wafer manufacturer, such that it will be required to make penalty payments, based on a percentage of the order, and the timing of the notification of the shortfall, if it does not meet certain purchase quantities previously forecasted. The Company has not been required to make any penalty payments under this agreement through December 31, 2004 and 2005, and determined that no purchase commitment liability is required at December 31, 2004 and 2005, based on historical experience and anticipated purchases in the first six months of 2006. Meanwhile, the Company purchased approximately 78% and 93% of its raw materials from DongbuAnam Semiconductor in 2004 and 2005.

As of December 31, 2005, the Company has received guarantees for its borrowings from various third parties: (Won)918 million from Korea Technology Credit Guarantee Fund, (Won)950 million in the amount from Korea Credit Guarantee Fund, (Won)376 million from Kyonggi Credit Guarantee Foundation and (Won)20 million from Seoul Guarantee Insurance Co., Ltd. In return for these guarantees, the Company paid a service fee of approximately 1.0%, 0.9% and 1.0% in 2003, 2004 and 2005 of its guaranteed amounts, respectively. In addition, the Company’s Chief Executive Officer, Seo Kyu Lee has provided guarantees totaling (Won)10,408 million relating to the Company’s borrowing agreements with various foreign and domestic banks.

As of December 31, 2005, the Company has provided two promissory notes totaling (Won)227 million, relating to technology fees received under government grants for the Company’s materials and components technology business, which are repayable over a period of three years.

The Company is obligated under several non-cancelable operating leases for its office premises, dormitory rent and vehicle rents. Rental expense incurred under these operating leases was approximately (Won)29 million, (Won)82 million and (Won)302 million for the years ended December 31, 2003, 2004 and 2005, respectively. Future minimum operating lease payments with initial terms of one or more years of December 31, 2005 are as follows:

	Minimum Lease Payments
(in millions of Korean Won)
2006	(Won)	413
2007		237
2008		107
2009		—
2010 and thereafter		—

Total	(Won)	757

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

In addition, directors may be entitled to special severance allowances upon their individual voluntary or involuntary termination of employment. The Compensation Committee will decide whether such a severance should be paid and if so, how much it will be. The severance allowance, however, cannot exceed (i) annual salary for our chief executive officer, (ii) nine-month salary for our executive and senior vice presidents, and (iii) six-month salary for our vice presidents and technical directors. Upon such rules, the maximum special severance allowance that can be paid is (Won)456 million and it has not been recognized in the financial statements as of and for the year ended December 31, 2005, since the decision on severance payment has not been made by the Compensation Committee as of year end, therefore could not reasonably estimate the probability and amount at then.

In June 2005, MagnaChip Semiconductor, Ltd. (“MagnaChip”) sent a notice asserting that one of the Company’s CMOS image sensors, a 1.3 megapixel image sensor, infringes two of their Korean patents. On November 14, 2005, the Company initiated cancellation proceedings in the Korean Intellectual Property Office (“KIPO”) to invalidate both of the subject patents of MagnaChip. On May 3, 2006, the Company filed a request for expedited decision in the cancellation proceedings with KIPO and, on May 18, 2006, KIPO sent the Company a letter stating that they expect to issue a final decision in the cancellation proceedings by September 18, 2006. On May 25, 2006 and June 23, 2006, the Company filed submissions for these two patents in the cancellation proceedings with KIPO. On April 3, 2006, MagnaChip filed a lawsuit against the Company in Seoul Central District Court, alleging that the Company infringed four of its patents and seeking damages of approximately (Won)12,000 million. The Company believes that MagnaChip’s claims are without merit and plans to vigorously defend against these claims. The Company has not recognized any losses in these financial statements because the Company cannot determine the final outcome of the cancellation proceedings in the KIPO and the court proceedings in the Seoul Central District Court, including any damages which need to be paid or any amounts which may be paid in settlement at this time.

On April 11, 2006, the Company issued a press release titled “Pixelplus Issues Corporate Announcements”, after which certain plaintiffs announced that they filed lawsuits against the Company based on claims arising out of U.S. securities and exchange laws. These claims include, among others, securities fraud or violation of Section 10(b) of the Securities Exchange Act of 1934 and control person liability for securities fraud under Section 20(a) of the 1934 Act. The actual claims, however, will be determined and finalized once the U.S. court selects a lead plaintiff in the shareholder litigation. Specifically, in or around the middle of July 2006, the U.S. court will select a lead plaintiff as well as other plaintiffs, and the lead law firm which represents the lead plaintiff, as well as other plaintiffs who join the lead plaintiff in the (class action) shareholder litigation, will file a complaint and later an amended complaint on behalf of the lead plaintiff and those other plaintiffs. At this time, the Company cannot predict the final conclusion of outcome of the shareholder litigation, including any damages which need to be paid or any amounts which may be paid in settlement.

12. Stock Option Grants

Stock options may be granted to the Company’s directors and employees and certain third parties who have contributed to the Company’s establishment, management or innovation in technology, or who are capable of making such contribution. Stock options may only be granted if approved by a special resolution of the Company’s shareholders. Additionally, the total number of shares into which the options are exercisable may not exceed 50% of the total number of the Company’s then issued and outstanding shares.

Stock options may be exercised within three years commencing from two years after the date of the resolution of our shareholders’ meeting adopting the stock option grant. In order to exercise his or her stock options, the grantee must have served us for more than two years from the date of the shareholders’ special resolution approving his or her stock option grant.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

The following table summarizes the stock option activity for the years ended December 31, 2003, 2004 and 2005:

	Number of Stock Options	Weighted-Average Exercise Price Per Share		Weighted- Average Fair Value at Date Grant
(in Korean Won)
Stock options outstanding as of January 1, 2003	—		—		—
Options granted	773,191	(Won)	500	(Won)	1,202

Stock options outstanding as of January 1, 2004	773,191		500		1,202

Options granted	183,000	(Won)	1,961	(Won)	3,003

Stock options outstanding as of December 31, 2004	956,191		780		1,547
Options granted	240,400		6,500		17,605
Options forfeited	(3,000)		2,000		3,200

Stock options outstanding as of December 31, 2005	1,193,591	(Won)	1,929	(Won)	4,777

On March 14, 2003, April 25, 2003, August 17, 2004, December 10, 2004, March 25, 2005, August 26, 2005 and November 25, 2005, the Company granted individuals additional options to purchase 520,800, 252,391, 36,000, 147,000, 40,000, 184,400 and 16,000 common shares at exercise prices of (Won)500, (Won)500, (Won)1,800, (Won)2,000, (Won)6,500, (Won)6,500 and (Won)6,500, respectively. The option holders may exercise their stock options within three years commencing from two years after the date of stock option grant, provided they have worked for the Company for two years or more after the date of grant.

The stock options outstanding as of December 31, 2005 were in the following exercise prices:

Exercise price	Number of Stock Options	Weighted-Average Remaining Contractual Life
(Won) 500	773,191	2.2
1,800	36,000	3.6
2,000	144,000	3.9
6,500	240,400	4.6

Total	1,193,591	3.0

Based on the vesting schedule of options, the number of common shares underlying the exercisable stock options are 773,191, with a weighted average exercise price of (Won)500 as of December 31, 2005.

The Company uses the Black-Scholes model to determine the fair value of equity-based awards at the date of grant, with the following weighted average assumptions for grants in the year ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
Expected dividend yield	0%	0%	0%
Risk free interest rate	2%	3%	3.6%
Expected volatility	85%	75%	65%
Expected life (in years from vesting)	3 years	3 years	3 years
Weighted average value of common stock	1,502	4,344	22,622

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

For the years ended December 31, 2003, 2004 and 2005, the Company recognized (Won)357 million, (Won)494 million and (Won)1,099 million in compensation expense using the straight line method for stock options granted, respectively.

Future annual amortization of deferred stock option compensation expense as of December 31, 2005 is as follows:

Year	Amount
(in millions of Korean Won)
2006	(Won)	2,358
2007		1,395

	(Won)	3,753

In addition, on March 31, 2006, the Company granted additional stock options to purchase 45,000 common shares at an exercise price of (Won)18,500.

13. Loss per share

The following table sets forth the computation of basic and diluted loss per share attributable to common stockholders for the years ended December 31, 2003, 2004 and 2005.

	2003		2004		2005
Numerator :
Net loss attributable to common shareholders	(Won)	(345)	(Won)	(5,634)	(Won)	(948)
Cumulative dividends on preferred shares—not declared		(392)		(493)		—

Net loss attributable to common shareholders after allocation of cumulative dividends on preferred shares	(Won)	(737)	(Won)	(6,127)	(Won)	(948)
Denominator :
Weighted average outstanding shares		2,604,000		2,604,000		2,664,862

Loss per share—basic and diluted	(Won)	(283)	(Won)	(2,353)	(Won)	(356)

As the Company incurred losses in all periods, the Series A redeemable convertible preferred shares and stock options were excluded from the computation of diluted loss per share as they had an anti-dilutive effect.

Weighted average outstanding shares for the years ended December 31, 2003, 2004 and 2005 are calculated as follows:

Year	Period	Issued common shares		Number of days	Weighted number
2003	1.1 ~ 12.31	2,604,000		365	950,460,000
					÷365

	Weighted average outstanding shares				2,604,000

2004	1.1 ~ 12.31	2,604,000		366	953,064,000
					÷366

	Weighted average outstanding shares				2,604,000

2005	1.1 ~ 12.31	2,604,000		365	950,460,000
	12.21 ~ 12.31	1,201,333	(*1)	11	13,214,663
	12.28 ~ 12.31	2,250,000	(*2)	4	9,000,000

					972,674,663
					÷365

	Weighted average outstanding shares				2,664,862

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

(*1)	conversion of preferred shares
(*2)	issuance of common shares

Below are the numbers of potential securities available for conversion into common shares as of December 31, 2003, 2004 and 2005 if the Company had net income attributable to common shareholders.

	2003	2004	2005
Redeemable convertible preferred shares	1,441,600	1,441,600	—
Stock options	773,191	956,191	1,193,591

14. Operations by Geographic Area

The following is a summary of revenues by geographic region based on the location of the customer as of for the years ended December 31, 2003, 2004 and 2005.

	2003		2004		2005
(in millions of Korean Won)
Republic of Korea	(Won)	17,335	(Won)	24,895	(Won)	10,762
People’s Republic of China		207		7,659		25,655
Other Asian countries		200		3,220		4,863
Others		64		22		304

	(Won)	17,806	(Won)	35,796	(Won)	41,584

The Company’s revenues from significant customers for the years ended December 31, 2003, 2004 and 2005 as a percentage of revenue were as follows:

	2003	2004	2005
Ningbo Bird Sagem Co., Ltd.	—	21%	20%
YEL Electronics	—	1%	16%
Shenzhen Shenghe Technology	—	—	12%
DongbuAnam Semiconductor	—	12%	7%
Samsung Electro-Mechanics	40%	25%	1%
Pantech Co., Ltd.	11%	9%	1%
Maxon Telecom Co., Ltd.	28%	12%	—
Telson Electronics Co., Ltd.	13%	4%	—

The following is a summary of revenues by product for the years ended December 31, 2003, 2004 and 2005:

	2003		2004		2005
(in millions of Korean Won)
Module	(Won)	16,491	(Won)	24,663	(Won)	20,548
Wafer and chip		808		6,296		17,540
Other		507		4,837		3,496

	(Won)	17,806	(Won)	35,796	(Won)	41,584

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2003, 2004 AND 2005

15. Subsequent event

On January 11, 2006 the Company invested (Won)491 million to increase its investment in Pixelplus Semiconductor Inc. On March 6, 2006 the Company also made an investment of (Won)543 million to increase its investment in Pixelplus Asia Co., Ltd.

On January 13, 2006, upon approval of the Compensation Committee of the Board of Directors, the Company paid (Won)940 million as a special bonus to its senior management. This bonus was paid to compensate the members of its senior management in 2006 for their increased responsibilities related to serving in the management of a publicly-traded company. The Company will record (Won)940 million as a compensation expense in its consolidated statement of operations for the year ending December 31, 2006.