Form 20-F
period 2006-12-31
Pixelplus Co., Ltd.
filed 2007-06-29
CIK 1331588

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Not applicable

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do 443-766, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary shares, as evidenced by American depositary receipts, each representing one-half of a common share, par value ~~W~~500 per share	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
[None]	[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. [None]

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,425,072 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    ☐  Yes    ☒  No

[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☒  No

Introduction

In this annual report, references to “Korea” are to the Republic of Korea; references to “Government” are to the government of Korea; references to “China” or the “PRC” are to the People’s Republic of China; references to “Taiwan” are to Taiwan, Republic of China; references to “U.S.” or the “United States” are to the United States of America; references to “Pixelplus,” “we,” “us,” “our” or “our company” are to Pixelplus Co., Ltd. and its subsidiaries; references to “Korean Won,” “Won” or “~~W~~” are to the currency of Korea; references to “NT$” are to the currency of Taiwan; and references to “U.S. dollars,” “US$” or “$” are to the currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, and as of December 31, 2005 and 2006. References to “2004,” “2005,” and “2006” are, where appropriate, references to the years ended or ending December 31, 2004, 2005 and 2006, respectively.

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

i

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with Item 5 of this annual report, “Operating and Financial Review and Prospects.” The financial information as of and for each of the five years ended December 31, 2006 are derived from our consolidated financial statements, which have been audited by our independent auditors, Ernst & Young Han Young for the year ended December 31, 2006 and Samil PricewaterhouseCoopers for the years ended December 31, 2005, 2004, 2003 and 2002. The audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 are included elsewhere in this annual report. The audit report of Ernst & Young Han Young for the year ended December 31, 2006 contains an explanatory paragraph relating to our ability to continue as a going concern as described in more detail in note 2 to such consolidated financial statements.

These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The information set forth below is not necessarily indicative of the results of future operations.

	For the Years Ended December 31,
		2002	2003			2004	2005			2006	2006
		(audited)	(audited)			(audited)	(audited)			(audited)	(unaudited)
	(in millions of Korean Won and thousands of US$, except share and per share data)
Statement of Operations Data:
Revenues		73		17,806		35,796		41,584		31,996	34,404
Cost of revenues		296		14,562		32,288		31,217		31,208	33,557
Gross profit (loss)		(223)		3,244		3,508		10,367		788	847
Operating expenses:
Selling, general and administrative		310		1,136		3,966		6,407		12,220	13,139
Research and development		666		1,335		3,211		3,503		5,834	6,273
Total operating expenses		976		2,471		7,177		9,910		18,504	19,412
Income (loss) from operations		(1,199)		773		(3,669)		457		(17,266)	(18,565)
Other income (expense)		(72)		137		110		(315)		(1,058)	(1,137)
Income (loss) before income tax, gain (loss) from equity method investments, dilution gain and minority interest		(1,271)		910		(3,559)		142		(18,324)	(19,702)
Income tax expenses		—		106		234		—		—	—
Gain (loss) from equity method investments, net		—		—		(272)		85		5	6
Dilution gain from equity method investments and consolidated subsidiary		—		—		—		411		—	—
Minority Interest		—		—		—		341		818	879
Net income (loss) before cumulative effect of change in accounting principle		(1,271)		804		(4,065)		979		(17,501)	(18,817)
Cumulative effect of change in accounting principle		—		—		—		—		132	141
Net income (loss)	~~W~~	(1,271)	~~W~~	804	~~W~~	(4,065)	~~W~~	979	~~W~~	(17,369)	$(18,676)
Accretion of preferred shares		—		(1,149)		(1,569)		(1,927)		—	—

	For the Years Ended December 31,
	2002	2003	2004	2005	2006	2006
	(audited)	(audited)	(audited)	(audited)	(audited)	(unaudited)
	(in millions of Korean Won and thousands of US$, except share and per share data)
Net loss attributable to common shareholders	(1,271)	(345)	(5,634)	(948)	(17,369)	(18,676)
Loss per share—basic and diluted	(488)	(283)	(2,353)	(356)	(2,777)	(2.99)
Weighted average number of shares—basic and diluted	2,604,000	2,604,000	2,604,000	2,664,862	6,254,054	6,254,054
Cash Flow Data:
Net cash provided by (used in) operating activities	~~W~~(766)	~~W~~(4,568)	~~W~~(5,364)	~~W~~(2,550)	~~W~~(12,290)	$(13,216)
Net cash provided by (used in) investing activities	100	(858)	(1,499)	(1,264)	(3,606)	(3,877)
Net cash provided by (used in) financing activities	114	5,649	7,718	33,615	(2,918)	(3,138)

	As of December 31,
	2002	2003	2004	2005	2006	2006
	(audited)	(audited)	(audited)	(audited)	(audited)	(unaudited)
	(in millions of Korean Won and thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	~~W~~ 81	~~W~~ 286	~~W~~ 1,194	~~W~~31,040	~~W~~ 12,224	$13,144
Accounts receivable, net	37	5,695	5,446	11,695	4,989	5,365
Inventories, net	1	6,374	6,818	8,708	4,986	5,361
Total assets	659	15,299	17,666	58,119	31,588	33,966
Long-term borrowings	425	1,217	1,259	646	167	179
Total liabilities	1,757	10,410	17,156	24,350	13,852	14,894
Series A convertible redeemable preferred shares	—	5,975	6,776	—	—	—
Stockholders’ equity (deficit)	(1,098)	(1,086)	(6,266)	32,950	17,736	19,072

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~930.0 to US$1.00, the noon buying rate in effect on December 31, 2006 as quoted by the Federal Reserve Bank of New York.
(2)	Stockholders’ equity (deficit) for 2003 and 2004 does not include Series A convertible redeemable preferred shares, which were issued in March 2003. These preferred shares were converted into common shares in December 2005 in connection with our initial public offering.

Exchange rate information

This annual report contains translations of Korean Won amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The conversion of Korean Won into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Korean Won as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Korean Won to U.S. dollars and from U.S. dollars to Korean Won in this annual report were made at a rate of ~~W~~930 to US$1.00, the noon buying rate in effect as of December 31, 2006. We make no representation that any Korean Won or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between Korean Won and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Low	High	Average(1)	Period-end
	(Korean Won per US$1.00)
Years Ended December 31,
2001	1,234.0	1,369.0	1,292.0	1,313.5
2002	1,160.6	1,332.0	1,250.4	1,186.3
2003	1,146.0	1,262.0	1,192.1	1,192.0
2004	1,035.1	1,195.1	1,145.2	1,035.1
2005	997.0	1,059.8	1,023.8	1,010.0
2006	913.7	1,002.9	954.3	930.0
2007
January	925.4	942.2	936.8	941.0
February	932.5	939.4	936.5	942.3
March	937.2	949.1	942.9	941.1
April	926.1	937.0	930.7	931.0
May	922.3	934.0	927.6	927.4
June (2)	926.5	932.3	928.5	927.9

Source: Federal Reserve Bank of New York.

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.
(2)	For the period to and including June 22, 2007.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Risks Related to Our Business

We incurred significant losses in the fiscal year 2006, which is likely to continue if we are unable to increase our revenues and further reduce our costs. If we do not generate sufficient revenue in the future to achieve or sustain profitability, we may be required to discontinue our operations or seek protection under the applicable bankruptcy statutes.

We have incurred net losses in the amount of ~~W~~17,369 million (US$18.7 million) for the year ended December 31, 2006. We have experienced losses during the first quarter of 2007 and there can be no assurance that we will achieve positive operating cash flow for any future financial periods. Our cash and cash equivalents decreased to ~~W~~12,224 million as of December 31, 2006 from ~~W~~31,040 million as of December 31, 2005, as a result of such losses, along with cash amounting to ~~W~~6,524 million used for investing and financing activities in 2006. Our ability to generate future revenues will depend on securing design wins which will require continued research and development expenditures as well as sales and marketing activities. These research and development expenditures as well as other marketing expenses could continue to exceed our revenues, thus, preventing us from achieving profitability.

Our ability to achieve and sustain profitability will depend on a number of additional factors, including:

•	our ability to raise sufficient additional capital;

•	the commercial acceptance of our products and our ability to attain expected penetration within our target markets;

•	our ability to recruit and retain qualified personnel; and

•	our ability to establish and maintain relationships with our foundry partners.

If we are unable to generate sufficient funds from our operations or raise additional funds, we may not be able to pay our existing debt or continue our operations. As a result, we may be required to sell all or a portion of our assets, significantly reduce, reorganize, discontinue or shut down our operations, or seek protection under the applicable bankruptcy statutes.

We have lost many of our existing customers as we have failed to secure significant design wins based on our three transistor based image sensors since November 2006. If our next generation CMOS products fail to satisfy the product specification requirements expected by the market, our financial conditions and results of operations will be adversely affected.

Our ability to achieve profitability depends on our ability to design and deliver cost effective camera chip solutions for our end-customers. We recently have failed to recognize the market preference for four transistor-based CMOS image sensors and have instead focused on designing three transistor-based image sensors, which in 2006 has resulted in the loss of several significant customers, such as Tomen Electronics Corp. and VK Corporation, which together had accounted for approximately 6.4% of our revenue in 2005. Although our next generation products are expected to meet the technological specifications that are expected by the market, customers may still decide not to purchase our products due to concerns about our financial and technical capability to deliver sufficient number of error-free products on time, or perceived lack of reliability. Consequently, even if our CMOS image sensor designs and end-products are comparable to those of our competitors’, we may not be able to generate new design wins. If our next generation CMOS products fail to satisfy the product specification requirements expected by the market or otherwise do not result in any significant orders, our financial conditions and results of operations will be adversely affected.

Our independent registered public accounting firm has raised questions about our ability to continue as a going concern in their report on our audited financial statements, which may have an adverse impact on our ability to raise additional capital and on our stock price.

Our independent registered public accounting firm has included in its report on our audited financial statements for the fiscal year ended December 31, 2006, an explanatory paragraph related to our ability to continue as a going concern. See note 2 of the accompanying financial statements to this form 20-F. The inclusion of this explanatory paragraph in the report of our independent registered public accounting firm may have an adverse impact on our ability to raise additional capital, thereby resulting in lower prices for our ADSs than might otherwise prevail.

Additional financing will be required if we are to sustain our operations, repay all of our existing obligations or achieve our strategic and operating objectives.

Based on our current business plans, we believe that our existing cash resources and cash from operations will be sufficient to fund our capital expenditures, lease payments, R&D expenses and working capital requirements through the end of 2007. Unless we generate sufficient funds from operations this year, we may need to raise additional financing, through a combination of borrowings or the sale of equity or debt securities to finance our cash requirements for the subsequent year. Such financing may be very difficult for us to obtain or may not be available at all. If we are unable to raise additional funds or to sustain our operations in the future, substantial doubt may develop as to our ability to continue to operate our business as a going concern, with substantial adverse effects on the value of our common stock and our ability to raise additional capital. This uncertainty may also create concerns among our current and future customers, vendors and licensees as to whether we will be able to fulfill our obligations or, in the case of customers, fulfill their future product or service needs. As a result, our current and prospective customers, licensees and strategic partners might decide not to do business with us, or only do so on less favorable terms and conditions. If we fail to address our liquidity issues, our ability to continue our operations may be adversely affected.

We are currently not meeting the continued listing requirements of the Nasdaq Stock Market, which may cause our stock to be delisted and result in reduced liquidity of our stock, impact the trading price of our stock, and impair our ability to raise financing.

On May 4, 2007, our ADS prices dropped below $1.00 and has continued to trade below the $1.00 level for a consecutive 30 day period as of June 18, 2007. As the price of our ADSs closed below $1.00 per share for 30 consecutive days, we are not in compliance with the Nasdaq Stock Market’s requirements for continued listing. We received a letter from Nasdaq on June 19, 2007, stating that we are not in compliance with Marketplace Rule 4450, the “Minimum Bid Price” rule, and that we will be given 180 days until December 17, 2007 to maintain the closing price of our shares above $1.00 for a minimum of 10 consecutive days to regain compliance. If we do not regain compliance during that time, Nasdaq will delist our ADSs. In the event our ADSs are delisted from the Nasdaq Global Market, trading in our common stock could thereafter be conducted in the over-the-counter markets in the so-called pink sheets or the OTC Bulletin Board. In such event, the liquidity of our ADSs would likely be impaired, not only in the number of ADSs which could be bought and sold, but also through delays in the timing of the transactions, thereby resulting in lower prices for our ADSs than might otherwise prevail.

We are currently experiencing a high employee turnover rate. If we cannot retain our key personnel or do not succeed in hiring and retaining qualified new employees, our sales and marketing strategies could be delayed, and our business may be adversely affected.

In light of our recent financial difficulties, we have instituted certain cost-cutting measures to reduce our operating expenses as of January 31, 2007, one of which is a 15% reduction in salaries for all non-executive employees, and 20% to 30% reduction in salaries for all executive officers. During the first half of 2007, we lost 17 employees and hired 13 new employees at our headquarters, bringing the total number of employees at the headquarter to 87 as of June 14, 2007.

We depend highly on our sales personnel to sell our products, many of whom would be difficult to replace as it is an important aspect of our sales strategy to have our sales personnel maintain continuous relationships with our customers to generate future businesses. As of June 14, 2007, our marketing and sales department employed 14 employees, compared to 22 as of December 31, 2006. The loss of these employees may seriously impact our business, especially if we are unable to identify, attract and recruit qualified sales, marketing, finance and management personnel. If we do not succeed in retaining and hiring new candidates with appropriate qualifications, our sales and marketing strategies could be negatively affected, which could reduce our future revenues and profitability.

We have been named as defendant in certain litigation regarding intellectual property infringement, which has been diverting management attention and has been costly and time-consuming to defend.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We are currently a defendant in ongoing litigation matters regarding intellectual property infringement claims as described in Item 8 of this annual report, “Financial Information—Consolidated statements and other financial information—Legal proceedings.” Although we believe that these claims are invalid and our cancellation proceedings will be successful, if the relevant patents held by MagnaChip Semiconductor, Ltd., or MagnaChip, are found to be valid and we are held to have infringed those patents our core technology could be held to be infringing MagnaChip’s patents. In such an event, we may be required to pay substantial damages and develop alternative non-infringing intellectual property or enter into intellectual license agreements with MagnaChip which may not be available on acceptable terms or at all. If such intellectual property were to become unavailable, our business could be materially and adversely affected. Protracted litigation could also cause our customers, or potential customers, to defer or limit the purchase of our products until the resolution of such litigation. In addition, MagnaChip may seek to obtain an injunction to prevent us from selling our products or using technology that employs the allegedly infringing intellectual property.

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

A significant portion of our revenue is currently derived from a relatively small number of customers. Our top five customers accounted for approximately 79%, 63% and 74% of our revenues in 2004, 2005 and 2006, respectively. In addition, our business with Sharp Corporation, or Sharp, through our services arrangement with Dongbu HiTek (formerly known as “Dongbu Electronics” and also “DongbuAnam Semiconductor Inc.”) accounted for 16.1% of our total revenues in 2006. In the event one or more of our top customers were to delay or cancel their production of products incorporating our CMOS image sensors or reduce or discontinue their dealings with us, we could suffer a significant decline in revenues.

In addition, our customers conduct business in highly competitive and rapidly changing industries, such as mobile communications and consumer electronics. If any of our customers were to become insolvent or declare bankruptcy, we could be forced to write off related accounts receivables which were booked as revenues. For example, two of our top ten customers in 2004 based on revenues, Maxon Telecom Co., Ltd., or Maxon, and Telson Electronics Co., Ltd., or Telson, experienced financial difficulties in the second quarter of 2004 and are undergoing reorganization and bankruptcy, respectively. The total receivable from Maxon was approximately ~~W~~1,119 million, which we have fully reserved. We cannot guarantee when or if we will recover any of such outstanding amounts. In addition, we have written off the entire amount of receivables from Telson, which totaled ~~W~~191 million. During 2006, we fully reserved the entire amount of ~~W~~173 million outstanding from VK Corporation, which filed for receivership in Korea.

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

The CMOS image sensor market is characterized by intense price competition. As a result, we have experienced market driven pricing pressures and a decline in average sales prices for our products, ranging from 2.8% to 40.6% decline in 2006 from 2005, which we expect will continue in the future. Our competitors, such as Micron and OmniVision, have significantly greater financial resources to withstand pricing pressures and declining margins. If we are unable to offset declining average sales prices by achieving manufacturing cost efficiencies, developing new products incorporating more advanced technology or adding new features, our gross margins and profits will continue to decline.

If we cannot develop and introduce new CMOS image sensors, we may not generate sufficient revenues to offset our initial product design, development, production and marketing costs, and our gross margins and profitability will continue to decline.

The development of new CMOS image sensors is highly complex, and we have experienced significant delays in completing the development and introduction of new products in the year-ended 2006. As our products integrate new and more advanced functions, they become more complex and increasingly difficult to design. Our future ability to develop and introduce new products depends on a number of factors, including:

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

If we cannot successfully develop and introduce new CMOS image sensors, we may not be able to generate sufficient revenues to offset our costs, and our gross margins and profitability will continue to decline.

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

In addition, rapid market driven declines in the value of image sensors may result in inventory write-downs, if the estimated realizable value for our goods in inventory is determined to be below our cost and the number of units on hand is determined to exceed the number of units that we had forecasted to sell over a certain period of time. As a result of unsold lower grade image sensors, canceled orders from financially-troubled customers, unsold image sensors manufactured in anticipation of future orders and a rapid decline in the value of our goods in inventory, we recognized a loss on valuation of inventory of ~~W~~2,673 million and ~~W~~8,148 million (US$8.8 million) in 2005 and 2006, respectively. If we are unable to more accurately forecast product demand, we face a higher risk of excess inventory and product obsolescence, which could increase our cost of revenue and reduce our gross margins. We also may not meet customers’ demands in a timely manner.

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

We do not own or operate a semiconductor fabrication facility. Currently, we rely on Dongbu HiTek, located in Korea, to produce all of our integrated circuit wafers. Although we entered into a manufacturing outsource agreement in November 2005 with United Microelectronics Corporation, or UMC, we expect our reliance on Dongbu HiTek to continue until the end of 2007, as we are still undergoing testing procedures with UMC. We expect to commence the actual manufacturing of our products at the time we release our 0.13 micron, or µm, process technology based CMOS image sensors, currently scheduled to be in the third quarter of 2007. Our current reliance on Dongbu HiTek involves a number of significant risks, including:

•	the sudden loss of all manufacturing services;

•	the lack of guaranteed production capacity or product supply;

•	reduced control over delivery schedules, quality assurance, manufacturing yields and production costs; and

•	unavailability of, or delayed access to, next generation or key process technologies.

We do not have a long-term supply agreement with Dongbu HiTek. Instead, we secure manufacturing capacity on a rolling six-month forecast and purchase order basis. Dongbu HiTek has no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order based on our rolling six-month forecast. Our requirements represent a small portion of Dongbu HiTek’s total manufacturing capacity, and it may reallocate capacity to more preferred customers during periods of high demand.

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

We derived approximately 92.0% and 74.5% of our revenues from the mobile camera phone market in each of 2005 and 2006, respectively. The remaining portions of our revenue during 2006 were derived from non-mobile applications, such as webcams, notebook embedded cameras and toys and games. We expect that our current business model and our future success will continue to depend in large part on the continued growth of the mobile camera phone market. If the mobile camera phone market does not grow as anticipated, or if demand for our image sensors in this market decreases, our future revenues and profits could decline.

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

We currently have 15 patents issued in Korea and six patents issued outside of Korea, and 19 patent applications pending in Korea and nine patent applications pending in those countries which are members of the Patent Cooperation Treaty. We cannot assure you that any patent application will be successful or, if a patent is issued, that it will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents. To minimize this risk, we may need to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement, and we may lose our competitive advantage before we detect any such infringement, which could adversely impact our ability to generate revenues and profits.

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

Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased as a result of a public announcement in February 2005 that North Korea possesses nuclear weapons and has declared that it will not participate in the six-party talks with Korea, the United States, China, Japan and Russia. In July 2005, North Korea returned to the six-party talks and held bilateral talks with the United States to discuss the issue of nuclear weapons. In September 2005, the six parties reached an accord, under which North Korea pledged to give up nuclear weapons and abandon existing nuclear programs in exchange for economic assistance and security assurances from the United States. However, obstacles are expected to remain as to the interpretation and implementation of the accord. There can be no assurance that the level of tensions will not escalate. We derived 25.9% and 22.5% of our revenues in 2005 and 2006, respectively, from our customers located in Korea. Although we do not derive any revenue from, and do not sell any of our products in, North Korea, any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could harm our business, financial condition and results of operations.

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

In addition, from time to time, Nasdaq has experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies. As a result, investors in our ADSs may experience a decrease in the value of our ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. We are currently involved in a class action suit as described in Item 8 of this annual report, “Financial Information—Consolidated statements and other financial information—Legal proceedings” and an adverse ruling could have a material adverse effect on our business, financial condition and results of operations.

We will incur increased costs as a result of being a public company, which could increase our net loss.

We are a company incorporated in Korea and operate in a business and cultural environment that is different from that of the United States. Unlike certain other Korean companies currently listed on Nasdaq, we are not a public company in Korea. As such, we are not subject to any public reporting requirements and we are subject only to minimum corporate governance and reporting standards applicable to unlisted companies in Korea. As a public company listed on Nasdaq, we are subject to the reporting obligations of the Securities and Exchange Commission, or SEC, which many consider to be more stringent, rigorous and expensive than those of Korea. As a result, we have been incurring greater costs for legal, accounting and other services than we had incurred as a private company. We also incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the National Association of Securities Dealers, or NASD. We expect these rules and regulations will increase our legal, accounting and financial compliance costs, will make some compliance activities more time-consuming and costly and, in turn, will increase our operating expenses and increase our net loss. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We believe that we were a passive foreign investment company (“PFIC”) for 2006, which has certain adverse U.S. federal income tax consequences to holders of common shares and ADSs.

In general, we will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income. Based on the price of our common shares and ADSs during our 2006 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe we were a PFIC for our 2006 taxable year. Further, there is a significant risk that we will be a PFIC for our 2007 taxable year, and we may be a PFIC for any future taxable year.

If we are a PFIC for any year that you hold common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to you, including recharacterization of gains realized on the disposition of, and certain dividends received on, the common shares or ADSs as ordinary income earned pro rata over your holding period for such common shares or ADSs, taxed at the maximum rates applicable during the years in which such income is treated as earned, and subject to punitive interest charges for a deemed deferral benefit. You should consult your own tax advisor with respect to our potential PFIC status and the consequences to you. See “Item 10. Additional Information – 10.E. Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

Failure to achieve and maintain effective internal control over financial reporting in accordance with the requirements of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, results of operations and the trading price of our ADSs.

The SEC, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. Under the current rules, this requirement will first apply to our annual report on Form 20-F for 2007. In addition, a public company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. This attestation report will be included in our annual report on Form 20-F for 2008. In connection with the audit of our financial statements for the years ended December 31, 2005 and December 31, 2006, our management and our independent registered public accounting firm identified certain material weaknesses in our finance team’s ability to support the financial reporting requirements of a U.S. registrant. If we are not able to properly address the material weaknesses in our internal control over financial reporting, or if our independent registered public accounting firm interprets the requirements, rules or regulations differently from us for the Form 20-F for 2008, then it may decline to attest to our management’s assessment or may issue a qualified report. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline for compliance with the requirements of Section 404. Any of these outcomes could cause investors to lose confidence in the reliability of our financial statements, which ultimately could harm our business and negatively impact the trading price of our ADSs.

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

Item 4. Information on the Company

A. History and development of the company

We operate as a company with limited liability under Korean law and were incorporated on April 12, 2000. Our legal and commercial name is “Pixelplus Co., Ltd.” The address and telephone number of our registered office and principal place of business is: 6th Floor, Gyeonggi R&DB Center, 906-5 Iui-dong, Yeongtong-gu, Suwon-si, Gyeonggi-do 443-766, Korea, telephone number: +82-31-600-5300. Our authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, telephone number: +1-302-738-6680.

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

We completed the initial public offering of 4,500,000 American Depositary Shares, or ADSs, each representing one-half of a common share, par value ~~W~~500 per share, on December 27, 2005. On December 21, 2005, we listed our ADSs on the Nasdaq under the symbol “PXPL.” The ADSs were offered and sold at US$8.00 per ADS. In addition, on January 25, 2006, the underwriters exercised in full their over-allotment option and purchased an additional 675,000 ADSs representing 337,500 common shares from certain selling shareholders of our company at the initial public offering price of US$8.00 per ADS.

Our capital expenditures were approximately, ~~W~~295 million and ~~W~~826 million and ~~W~~1,614 million (US$1.7 million) in 2004, 2005 and 2006, respectively. These capital expenditures were for the acquisition of property and equipment. Our capital expenditures were financed primarily from the proceeds of the initial public offering. See Item 5 of this annual report, “Operating and Financial Review and Prospects—Liquidity and capital resources.”

B. Business overview

We design, develop and market cost-effective CMOS image sensors for use in mobile camera phones and other applications such as PC cameras and security and surveillance systems. Our image sensors are used to capture and convert images into digital signals for display or transmission. As a fabless semiconductor company, we are focused on creating proprietary design technologies to develop and market image sensors with sharp, colorful, enhanced image quality, size efficiency and low power consumption, while outsourcing our manufacturing, testing and assembly requirements to independent companies.

Our product family consists of CMOS image sensors of various specifications, which are sold as stand-alone products or incorporated into camera modules. Our customers include some of the leading designers and manufacturers of mobile phones, camera modules and other imaging electronic products, such as BYD Co., Ltd., Cresyn, Co., Ltd., E-welly (Hong Kong) Company Limited, Logitech Europe S.A., Seiko Precision Inc., Sharp, Sun Yang Digital Network Technology and YEL Electronics Limited. We market and sell our products primarily through our domestic direct sales force and through a network of authorized international sales agents and distributors.

Since we first began producing our image sensors in September 2002, our revenues increased from ~~W~~17,806 million in 2003 to ~~W~~35,796 million in 2004 to ~~W~~41,584 million in 2005. But in 2006, we experienced a sharp decline in our revenues to ~~W~~31,996 million. In 2005 and 2006, we sold worldwide approximately 12.4 million and 13.8 million image sensors, respectively, and received royalty fees for 7.7 million and 19.4 million CMOS image sensors, respectively, designed by us and sold by Dongbu HiTek to Sharp. Royalty fees are recorded as service revenue and are generated under our agreement with Dongbu HiTek, which sets forth that we provide image sensor design and other technical services for Dongbu HiTek’s sales of CMOS image sensors to Sharp in exchange for fees that are based on the number of image sensors manufactured.

In 2006, we suffered significant losses due to a combination of several factors. The average selling price for our 1.3 megapixel products in chip-scale packaging (“CSP”) format, which was our highest selling product during 2006, decreased approximately 2.8% from US$3.91 in 2005 to US$3.80 in 2006 and we failed to generate additional sales or receive new design wins as we faced delays in launching our next-generation of products due to the need for additional design modifications and testing processes. We are currently working vigorously to complete the testing and launching of our next-generation products utilizing our PlusPixel2™ technology in order to obtain design wins. Our ability to continue our business will depend on our ability to successfully launch our next-generation products and generate orders from our current and potential customers.

Products

We design, develop and market CMOS image sensors, featuring high quality resolution, high level of system integration and low power consumption. Our product portfolio consists of CMOS image sensors and ‘System-on-a-Chip’ (“SoC”) incorporating our CMOS image sensors of various specifications, used predominantly in mobile phone applications. We provide CMOS image sensors for the PC camera and security and surveillance system applications.

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

Pixelplus CMOS Image Sensors

We derived 17.6%, 42.2% and 74.1% of our total revenues from the sale of our CMOS image sensors in 2004, 2005 and 2006, respectively. The trend in the mobile camera phone industry is toward smaller image sensors with higher image quality. To achieve size efficiency, we are continuing to develop products with smaller optical size, such as our CIF image sensor with 1/11 inch optical size. We are also seeking to provide products with better image quality and multiple functionality, such as our 1.3 megapixel SXGA and 2.0 megapixel UXGA products with multiple features and high system integration. In addition, we are also working with our independent foundry to improve the manufacturing process of our CMOS image sensors, such as upgrading to a back-end over layer, or BEOL, process technology to reduce the noise and image distortion. Our current CMOS image sensor portfolio consists of the following:

Product Group (Resolution)	Product Name	Technology (µm)	Optical Size (inch)	Key Features
CIF (0.1 megapixel)	PO2010D	0.25	1/7	On-chip ISP
	PO3010K	0.18	1/11	On-chip ISP, CIF shrink version
	PO4010K	0.13	1/11	On-chip ISP
VGA (0.3 megapixel)	PO2030N	0.25	1/4.5	On-chip ISP
	PO3030K	0.18	1/6.2	VGA shrink version, upgraded BEOL process
	PO5130N	0.13	1/4.2	On-chip ISP, on-chip regulator
SXGA (1.3 megapixel)	PO2130D	0.25	1/2	On-chip ISP
	PO3130D	0.18	1/3.3	SXGA shrink version
	PO3130R	0.18	1/3.3	SXGA shrink version, upgraded BEOL process
	PO4130K	0.15	1/3.9	On-chip ISP, SXGA shrink version
UXGA (2.0 megapixel)	PO1200N	0.18	1/2.7	On-chip ISP
	PO1200D	0.18	1/2.7	On-chip ISP, upgraded BEOL process
	PA1200N	0.18	1/2.7	Auto-focus, on-chip ISP
	PA1200D	0.18	1/2.7	Auto-focus, on-chip ISP, upgraded BEOL process
	PO2200K	0.13	1/3.5	Auto-focus, on-chip ISP, on-chip regulator, motor controller
NTSC/PAL (0.2 megapixel)	PC1025N	0.25	1/4	Analog TV signal output

CIF. We commercialized our first 0.1 megapixel CIF image sensors in June 2004. Our CIF image sensors are our smallest product with optical sizes from 1/7 inch to 1/11 inch. We completed development of CIF image sensors using our 0.13 µm technology with 1/11 inch optical size during the first half of 2007. This product incorporates on-chip ISP functions. Our CIF image sensors are used mainly in dual camera mobile phones which utilize two image sensors, a CIF image sensor for video conferencing and a higher megapixel image sensor for taking digital photos. Our CIF image sensors are sold primarily to our customers in Japan, such as Sharp and Seiko Precision Inc., due to the popularity of dual camera mobile phones in Japan, and have accounted for approximately 26.7% of our revenues in 2006, compared to approximately 10.5% of our revenue in 2005.

VGA. We developed our first 0.3 megapixel VGA image sensors using 0.25 µm technology for commercial production in September 2003 and using 0.18 µm BEOL process technology in May 2005. Our VGA image sensors and our camera modules incorporating VGA image sensors have accounted for 64.1% and 29.4% of our revenues in 2005 and 2006, respectively. During the same two-year period, VGA image sensors have been the most widely used CMOS image sensor in the mobile camera phone industry, primarily due to their size, image quality and price. Our VGA image sensors range in optical size from 1/4.5 inch to 1/6.2 inch.

SXGA. We developed our first 1.3 megapixel SXGA image sensors for the mobile camera phone application using 0.25 µm technology for commercial production in December 2003, using 0.18 µm BEOL process technology in May 2005 and using 0.15 µm process technology in November 2005. We completed development of SXGA image sensors using our 0.13 µm technology with 1/4.2 inch optical size, 2.6 µm pixel-based advanced sensor, and improved ISP during the first half of 2007. This product incorporates on-chip ISP and on-chip regulator functions. Our SXGA image sensors are used primarily in higher-end, higher resolution mobile camera phones. Our SXGA image sensors and camera modules incorporating SXGA image sensors accounted for approximately 35.8% of our revenues in 2006, compared to approximately 6.9% of our revenues in 2005. Our SXGA image sensors currently include image sensors with 1/2 inch, 1/3.3 inch and 1/3.9 inch optical sizes.

UXGA. Our 2.0 megapixel UXGA image sensors with 1/2.7 inch optical size are currently our highest-end product. We began offering our first UXGA products with auto focus in January 2005. We have also integrated motor control mechanisms for auto-focus and mechanical shutters as well as auto-focus algorithm features into this product. We completed development of UXGA image sensors using our 0.13 µm technology with 1/3.5 inch optical size during the second half of 2006. This product incorporates auto focus, in addition to the on-chip ISP, on-chip regulator and on-chip motor controller functions. Our UXGA products accounted for approximately 7.0% of our revenues in 2006, whereas they accounted for approximately 14.3% of our revenues in 2005.

NTSC/PAL. Our 0.2 megapixel NTSC/PAL image sensors are our only product not used in mobile camera phone applications and are instead used in security and surveillance cameras and toys. We commercialized our first NTSC/PAL image sensors in October 2004. Our NTSC/PAL image sensors are highly-integrated products combining on a single chip CMOS image sensors, ISP, a television encoder for both NTSC and PAL systems, which is used to convert the digital video generated from the sensors to a composite 10-bit signal, and a video discretionary access control mechanism that converts composite 10-bit signal to an analog signal for television viewing. In 2006, our NTSC/PAL image sensors accounted for 0.2% of our revenues compared to 2.9% of our revenues in 2005.

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

Product Group (Resolution)	Product Name	Technology (µm)	Optical Size (Inch)	Key Features	Expected Time of Completion
SXGA (1.3 megapixel)	PO6130N	0.18	1/5	On-chip ISP	Second half of 2007
UXGA (2.0 megapixel)	PO3200K	0.18	1/4	Auto focus, on chip regulator, motor controller, improved ISP with 2.2 um pixel	Second half of 2007
QXGA (3.2 megapixel)	PX1320K	0.18	1/3	Advanced analog processing, on-chip regulator, fast serial interface	First half of 2008
NTSC (0.3 megapixel)	PC1030K	0.18	1/4	Analog TV NTSC signal output, auto focus, digital output	Second half of 2007

Pattern Recognition Processor SoC	PM1002K	0.18	—	Direct sensor interface, 32-bit RISC MCU-embedded, real-time pattern recognition	Second half of 2007
Capsule Endoscope Image Sensor SoC	PD1010K	0.18	—	0.1 megapixel, low power consumption, high sensitivity at low illumination condition, direct LED control, other highly customized features designed for capsule endoscope applications	First half of 2007

1/5 Inch SXGA. We expect to offer SXGA image sensors using our 0.18 µm technology with 1/5 inch optical size, and improved ISP by the second half of 2007. This product will incorporate on-chip ISP and is currently undergoing engineering sample fabrication by our independent foundry.

1/4 Inch UXGA. We expect to offer UXGA image sensors using our 0.18 µm technology with 1/4 inch optical size, 2.2 µm pixel-based advanced sensor, and improved ISP by the second half of 2007. This product will incorporate auto focus, on-chip ISP, and on-chip regulator functions and is currently undergoing engineering sample fabrication by our independent foundry.

QXGA. We expect to offer 3.2 megapixel quantum extended graphics array, or QXGA, image sensors using our 0.18 µm technology with 1/3 inch optical size by the first half of 2008. We have integrated various camera SoC functions and fast serial interface to reduce noise and simplify the interface with multimedia chip. This product, which we expect to be our most advanced, is currently undergoing engineering sample fabrication by our independent foundry.

0.3 Megapixel NTSC. We expect to offer 0.3 megapixel NTSC/PAL image sensors using 0.18 µm technology with 1/4 inch optical size by the second half of 2007. We expect this product, which is undergoing the final phase of design by our research and development team, to be used in intercoms and automobiles, as well as in security and surveillance system application.

Pattern Recognition Processor SoC. We expect to offer Pattern Recognition Processor SoC, an application-specific SoC processor, by the second half of 2007. This product will be used mainly in biometric security applications for mobile phones, personal digital assistants and PC peripherals. This product accelerates real-time pattern recognition by integrating application-specific hardware engine with a processor to aid pattern-recognition applications. Along with the chipset which consists of this product and CMOS image sensors, we also expect to provide total mobile security solutions, including hardware chipsets, as well as firmware and software. This product is currently undergoing the final phase of design by our research and development team.

Capsule Endoscope Image Sensor SoC. We expect to begin mass production of our Capsule Endoscope Image Sensor SoC, an application-specific image sensor SoC for capsule endoscope applications, during the second half of 2007. The development of the product has been completed, and it is currently being tested for mass production as of the date of this filing. This product offers size efficiency for ease of use and has special features, such as low power consumption, low illumination imaging capability, direct light emitting diode, or LED, light source control, and other highly customized features designed for capsule endoscope applications. This product is currently undergoing the final phase of design by our research and development team.

Pixelplus Camera Modules

We derived 68.9%, 49.4% and 8.7% of our total revenues from sales of our camera modules in 2004, 2005 and 2006, respectively. We offer a variety of custom-made camera modules incorporating our CMOS image sensors. Our camera modules, which consist mainly of an optical lens, a lens holder, a printed circuit board, a socket that attaches the image sensor to the end-product, and our CMOS image sensor chip, allow our customers to incorporate a complete camera system into their mobile phones. We outsource the assembly of our camera modules to third party contractors.

We began offering camera modules in June 2003 at the request of our mobile phone manufacturing customers. For 2004, 2005 and 2006, we recognized revenues of ~~W~~24,663 million, ~~W~~20,548 million and ~~W~~2,792 million (US$3.0 million), respectively, from sales of camera modules. Our revenues from sales of our camera modules decreased significantly in 2006 and we expect to discontinue the sale of this product line by the end of 2007. In order to continue to meet the demands of those customers continuing to require camera modules, we are currently undergoing a transition to form a new arrangement under which we sell our CMOS image sensors to camera module assembly companies who will then assemble the camera modules and sell directly to such customers.

Services

We derived 6.8% and 16.1% of our total revenues from our engineering and technology services provided to Dongbu HiTek, our sole customer for such services, in 2005 and 2006, respectively. Under our arrangement with Dongbu HiTek, which is also our independent foundry, we provide engineering, technology and other services, including CMOS image sensor design, product customization services, manufacturing process consulting to achieve high yield, product probe testing, customer support and technical services, to Dongbu HiTek. Our service fee is based on the number of CMOS image sensors successfully passing the product probe test conducted by Tesna. Dongbu HiTek manufactures and sells these CMOS image sensors directly to Sharp.

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

Sales and marketing

We generally market and sell our products through our domestic direct sales force and through a network of authorized international sales agents and distributors. In 2006, we derived 78.1% of revenues from our direct sales force, 2.0% of revenues from our sales agents, and 19.9% of revenues from our distributors.

We rely predominantly on our direct sales force for domestic sales. Our sales and marketing organization has a total of 15 employees. Our sales employees, like all of our other employees, participate in our corporate profit sharing or year-end bonus system and do not receive any commission on sales. We have recently experienced significant departures in our sales and marketing team, with two employees resigning in 2006 and one employees resigning in the first quarter of 2007. As of May 31, 2007, we had a total of 131 employees, with 55 employees in R&D, 29 employees in manufacturing, 32 employees in administration and 15 employees in sales and marketing.

We have an international network of nine independent distributors, with two located in Korea, two in Japan, four in China and one in Hong Kong. We also have two independent sales agents, with one located in Europe and one in Korea.

We established a wholly-owned sales subsidiary, Pixelplus Shanghai Ltd. in Shanghai, China, in September 2004. Pixelplus Shanghai Ltd. entered into a selling agency agreement with Pixelplus Co., Ltd. in August 2006, whereby Pixelplus Shanghai Ltd. will receive a commission for the sale of our products. In March 2004, we established a minority-owned subsidiary in Taiwan with Taiwanese partners that have significant local customer and supply chain relationships. We also established a wholly-owned sales and research and development subsidiary in San Jose, California, in January 2005, and a branch office in Taiwan in March 2007. We are planning to dispose of our entire 37.5% shareholding interest in Pixelplus Technology Inc., our Taiwan subsidiary, during the second half of 2007.

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

Camera Modules. Our camera modules are sold directly to mobile phone manufacturers, and most of our camera modules are custom-made. The sales process begins when a mobile phone manufacturer delivers a mobile camera phone design to us and to other CMOS image sensor or camera module companies. Based on the customer’s design, we work with our camera module assembly contractors to design a camera module prototype, which takes approximately one month. The prototype is then sent to the customer for review and testing, which generally takes one or two months. If the customer finds our prototype acceptable, the customer will ask us, as well as other camera module makers, to submit a pricing proposal. If we are selected based on our pricing proposal, the customer will issue a purchase order approximately 10 to 12 weeks prior to the first delivery date. We expect that we will completely phase out camera module sales in 2007 and instead sell our CMOS image sensors to module assembly companies who will then assemble the camera modules and sell them directly to their customers.

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

Customers

In 2006, Asia accounted for 76.5% of our total revenues, with 38.0% from China, 22.5% from Korea and 16.0% from other Asian countries, including Japan and Taiwan.

A relatively small number of customers have accounted for a significant portion of our past revenues. In 2006, our top five customers accounted for approximately 74% of our revenues, compared to approximately 63% of our 2005 revenues. The following table provides a list of our top ten customers, their location and the category of products purchased in 2006 attributable to each listed customer:

Customer	Country	Product Categories
BYD Co., Ltd.	China	VGA
Cresyn Co., Ltd.	China	VGA
Logitech Europe S.A.	Europe, United States and Asia	SXGA
Seiko Precision Inc.	Japan	CIF
Sharp(1)	Japan	CIF/VGA
Sun Yang Digital Network Technology	Korea	SXGA/UXGA
Shengyang Wetie Technology	China	VGA
YEL Electronics Limited	China	SXGA/UXGA
E-Welly (Hong Kong) Company Limited	China	VGA
Stone Advance Technology Limited	China	SXGA/UXGA

(1)	Indirect customer under our services arrangements with Dongbu HiTek.

Two of our distributors, YEL Electronics Limited and Shenghe Technology Limited, accounted for 8.7% and 5.1%, respectively, of our revenues in 2006. No distributor accounted for more than 10% of our revenues for that period.

Competition

We compete in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average selling prices and rapid product obsolescence.

We believe the principal factors affecting competition in our markets are:

•	new product development and time to market;

•	pricing;

•	product quality (including image quality, pixel and chip size and special features);

•	cost control;

•	relationships with key OEMs that incorporate image sensors into mass market applications; and

•	relationships with semiconductor foundries and other participants in the manufacturing chain.

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

Intellectual property rights

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patents and trade secrets, as well as nondisclosure agreements and other methods, to protect various aspects of our products and related propriety technology and know-how. We have obtained 15 patents in Korea, two patents in Taiwan, two patents in China, and two patents in the United States, and we have 19 patent applications pending in Korea. Our patents have terms expiring from 2021 to 2026. These patents and patent applications are intended to protect our proprietary pixel structures, single-chip Camera SoC architecture, noise reduction and cancellation circuits, and image enhancement and color processing technologies of our image sensors.

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

Wafer Fabrication

Dongbu HiTek has manufactured all of our integrated circuits since our first production model in 2002. Dongbu HiTek utilizes two CMOS wafer fabrication facilities in Korea and has the capacity to produce approximately 70,000 wafers per month. In 2006, our wafer production requirements ranged from approximately 3,000 to 5,000 wafers per month. We qualified UMC as an alternative manufacturing resource and entered into a manufacturing outsource agreement with UMC in November 2005. Currently, UMC mostly produces test samples and has not begun mass-production of wafers for us, but is expected to begin providing large-scale wafer manufacturing services for us in the third quarter of 2007. The CIF and 1.3 megapixel SXGA sensors that UMC will manufacture are expected to constitute approximately 20 to 30% of our total production volume in the near future.

Wafer fabrication occurs in a highly-controlled and clean environment to minimize dust and other contaminants affecting yield and quality. Despite stringent manufacturing controls, dust particles, equipment errors, minute impurities in materials, defects in circuit design or other problems may cause wafers to be defective or individual circuits to fail. We rely on our wafer manufacturer’s ability to minimize such defects to maximize the yield of high-quality CMOS image sensor chips. As part of our manufacturing outsource agreement with Dongbu HiTek, Dongbu HiTek provides us with a warranty in the form of a cash credit in the event they fail to produce a minimum number of acceptable image sensors per wafer. In addition, Dongbu HiTek provides us with a 90-day warranty from the date of the delivery for any defective wafers used in our products. We are also required to make penalty payments to Dongbu HiTek if we do not meet certain minimum wafer orders requirements which are based on a rolling six-month forecast of our wafer needs. To date, we have not had to make any penalty payment. Under the terms of our manufacturing outsource agreement with UMC, UMC is required to provide us with a limited warranty for a period of one year from the date of delivery for any failure to meet a specified criteria. If the wafers fails to meet our requirements for which UMC is responsible, UMC will either replace the wafers without charge or refund the payments made by us within 60 calendar days of receipt of written notice from us. We are also required to provide a rolling six-month forecast of our wafer needs to UMC, and make a penalty payment to UMC in case we do not purchase certain minimum wafers based on such forecasts. We may also be required to purchase up to 5% more than the amount we ordered, due to the nature of varying yields of wafers meeting required standards per production cycle.

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

Our wafer testing and CSP testing are primarily conducted by Tesna. Tesna’s facilities are located in Incheon, Korea, and have the capacity to test 5,000 wafers per month. We hold a 13.9% equity interest in Tesna. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions—Related party transactions—Relationship with Tesna” for a discussion of our relationship with Tesna.

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

In July 2004, we qualified King Yuan Electronics Co., Ltd. in Taiwan to provide us with an alternative source for our wafer and CSP testing services. King Yuan Electronics Co., Ltd. currently has the capacity to test approximately 10,000 wafers per month. We did not receive any testing services from King Yuan Electronics Co., Ltd. during 2006.

CSP and COB Packaging

After wafer fabrication and wafer testing, wafers are diced into individual die. Functional die are sorted, connected to external leads and encapsulated in plastic packages. Our chip on board, or COB, type of CMOS image sensor chips are sent directly to our customers or camera module assembly partners without separate packaging or further testing. For our CSP type of CMOS image sensor chips which are designed for smaller-sized applications, we rely on XinTec Inc., a Taiwanese company, and WLCSP, a Chinese company, for packaging. The CSP packaging process takes approximately three weeks, including shipping time. After CSP packaging, our CMOS image sensors are tested once again by our testing contractor, Tesna, before being shipped to our customers or camera module assembly partners.

Camera Module Assembly

With respect to our customers who wish to purchase assembled camera modules, we customarily transact with a module maker conducting business where such customers are located. Once the module maker receives a relevant purchase order, such module maker then assembles and supplies the required types and numbers of camera modules to those customers.

Backlog

Volatile industry conditions make customers reluctant to enter into long-term, fixed-price contracts. Accordingly, new order volumes for our products fluctuate significantly. Orders are typically accepted with acknowledgement that the terms may be adjusted to reflect market conditions at the date of shipment. Customers can change delivery schedules or cancel orders without significant penalty. For these reasons, we do not believe that our order backlog as of any particular date is a reliable indicator of actual sales for any succeeding period.

Regulation

Not applicable.

C. Organizational structure.

The following chart shows our organizational structure, our consolidated entities and our percentage equity ownership in those entities, as of May 31, 2007.

We are a company organized under the laws of Korea and the issuer of the common shares represented by the ADSs that are traded on Nasdaq. We have three consolidated operating subsidiaries: Pixelplus Asia Co., Limited, organized in Hong Kong; PTI, organized in Taiwan; and Pixelplus Semiconductor, Inc., organized in the United States.

D. Property, plant and equipment.

Facilities and Subsidiaries

Korea. Our principal executive and administrative offices are located at 6th Floor, Gyeonggi R&DB Center, 906-5 Iui-dong, Yeongtong-gu, Suwon-si, Gyeonggi-do 443-766, Korea, which is approximately 30 miles south of Seoul. We occupy approximately 2,167 square feet of office space and pay a monthly rent of ~~W~~12.8 million pursuant to a lease that expires in May 6, 2010.

We believe that our existing facilities are adequate for our current requirements. In 2006, we committed to purchase office space in Pankyo Technology Park, a new technology park just south of Seoul to which we may plan to move our permanent headquarters in the future.

China. Established in September 2004, Pixelplus Shanghai Ltd. is wholly-owned by Pixelplus Asia Co., Limited, our wholly-owned Hong Kong subsidiary, and serves as our sales and marketing headquarters for China, including Hong Kong. The offices of Pixelplus Shanghai Ltd., our Shanghai sales and marketing subsidiary, are located at Room 2311, Huarong Building, No. 1289 Pudongnan Road, Shanghai 200122, China. Pixelplus Shanghai Ltd. occupies approximately 3,600 square feet of office space and pays a monthly rent of approximately ~~W~~6.2 million pursuant to a lease that expires on September 14, 2009. We believe that the existing facilities of Pixelplus Shanghai Ltd. are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Taiwan. Established in September 2004, PTI is our consolidated subsidiary in Taiwan. We currently hold a 37.5% equity interest in PTI. PTI serves as our sales and marketing and product completion unit for China and Taiwan markets. The facilities of PTI are located at the following locations:

•

The headquarters are located at No. 29, 6F-2, Hsinchu, Taiwan, where PTI occupies 2,690 square feet of office space and pays a monthly rent of approximately NT$85,621 pursuant to a lease that expires on April 9, 2009;

•

The sales and field application engineer office is located at No. 866-10 12F, Taipei, Taiwan, where PTI occupies 2,378 square feet of office space and pays a monthly rent of NT$50,201 pursuant to a lease that expires on May 2, 2008.

As we have witnessed a significant decline in revenues from PTI since the first half of 2006, and in order to manage cost efficiencies and strengthen our financial position, we plan to sell our entire 37.5% interest in PTI in the second half of 2007.

In March 2007, we opened a branch office in Taiwan to fortify our sales and marketing operations in the Taiwanese market. The address of our branch is Room 812, 8F, No. 346, Sec. 3, Nanjing E. Rd., Songshan District, Taipei City, Taiwan. We occupy approximately 871 square feet of office space and pay a monthly rent of NT$35,000 pursuant to a lease that expires on February 25, 2008, renewable annually. We believe the existing facilities of our Taiwanese branch office are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

United States. Established in January 2005, Pixelplus Semiconductor, Inc. is our wholly-owned U.S. subsidiary. Pixelplus Semiconductor, Inc. serves as our U.S. headquarters for sales and marketing and research and development. The offices of Pixelplus Semiconductor, Inc. are located at 3003 North First Street, Suite 330, San Jose, California 95134. Pixelplus Semiconductor, Inc. occupies 1,043 square feet of office space, which serves as our U.S. headquarters for sales and marketing and research and development, and we pay a monthly rent of approximately US$2,620.5 pursuant to a lease that is renewable every six months. We believe that the existing facilities of Pixelplus Semiconductor, Inc. are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Insurance

We maintain medical and accident insurance for our employees to the extent required under Korean law. We also maintain fire insurance for our principal office in Korea. We also maintain a key-man insurance policy for any death or extraordinary disability of six members of our senior management. Under the key-man insurance policy, we may claim an amount between approximately ~~W~~200 million and ~~W~~300 million for the death or extraordinary disability of any covered executive officer which causes the termination of such officer’s employment. We also maintain directors and officers insurance for our directors and members of senior management.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion is provided as a supplement to the consolidated financial statements and footnotes appearing elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of operations.

Overview

We are a fabless semiconductor company that designs, develops and markets high-performance, high-resolution and cost-effective CMOS image sensors. Our PlusPixel(TM) SoC image sensors provide high level system integration, multiple functionality, size efficiency and low power consumption for use in mobile camera phones and other emerging applications, such as in PC cameras and security and surveillance systems. In 2005 and 2006, we sold worldwide approximately 12.4 million and 13.8 million image sensors, respectively, and received royalty fees for 7.7 million and 19.4 million CMOS image sensors, respectively, designed by us and sold by Dongbu HiTek to Sharp.

We were incorporated as a company with limited liability under Korean law on April 12, 2000, and we developed our first CMOS image sensor for mass production in July 2003. We commercialized our first 1.3 megapixel CMOS image sensor in September 2003 and our first 2.0 megapixel CMOS image sensor with auto-focus capabilities in April 2005. In August 2006, we introduced our latest VGA image sensor with an optical size of 1/8.7 inch, one of the industry’s smallest and most compact image sensors. We intend to continue developing new products aimed at providing the smallest image sensors with the highest picture quality and the highest integration of camera functions for use in mobile camera phones. We will also continue to focus on developing new types of image sensors to meet the advanced design requirements of new emerging applications, such as automobiles, biometrics, pattern recognition, medical devices and toys.

Our revenues have decreased significantly in 2006 to ~~W~~31,996 million (US$34.4 million), compared to ~~W~~41,584 million in 2005, due to a combination of several factors, including a sharp drop in the average selling price for our products, loss of several major customers, and delays in launching next-generation products. As a result, the balance of our cash and cash equivalents decreased to ~~W~~12,224 million (US$13.1 million) as of December 31, 2006 from ~~W~~31,040 million as of December 31, 2005. Ernst & Young Han Young, our independent auditors, included an explanatory paragraph relating to our ability to continue as a going concern as described in more detail in note 2 to the audited consolidated financial statements for the year ended December 31, 2006 contained in this annual report. See “Risk Factors—Additional financing will be required if we are to sustain our operations, repay all of our existing obligations or achieve our strategic and operating objectives.”

A significant portion of our 2005 revenues was generated from the sale of camera modules implementing our CMOS image sensors to be used in mobile camera phones. However, we began undergoing a transition to form a new arrangement in 2005 under which we sell our CMOS image sensors to camera module assembly companies that will then assemble the camera modules and sell the camera modules directly to their customers. As a result of this change, our revenues from sales of our camera modules decreased significantly in 2006 and we expect to discontinue the sale of this product line by the end of 2007. Our dependence on the mobile camera phone market is expected to continue for the foreseeable future although we have recently expanded the market segment for our products, resulting in 25.5% of revenue from non-mobile applications. Similar to other semiconductor industries, the CMOS image sensor industry is highly cyclical and is subject to constant and rapid technological changes, product obsolescence, price erosion, evolving standards, short product life-cycles and fluctuations in product supply and demand.

Principal Factors Affecting Our Results of Operations and Financial Condition

Revenues

We generate revenues primarily from sales of our CMOS image sensors, which are sold as a stand-alone product or incorporated into a camera module, and from our services. In 2004, 2005 and 2006, we derived 17.6%, 42.2% and 74.4%, respectively, of our total revenues from sales of our CMOS image sensors and 68.9%, 49.4% and 8.7% respectively, of our total revenues from sales of our camera modules and other related parts.

In addition, we derived 6.8% and 16.1% of our total revenues in 2005 and 2006, respectively, from our services arrangements with Dongbu HiTek, which we have categorized as “services.” Our current agreement to provide these services to Dongbu HiTek, which was entered into in September 2004, is for a term of one year and annually renewable unless either party delivers a 30-day prior notice electing not to renew the agreement. Pursuant to this arrangement, we provide our CMOS image sensor design services, manufacturing process consultation, testing, customer support and other services and engineering know-how to Dongbu HiTek to facilitate its manufacture and sale of CMOS image sensors to Sharp. Dongbu HiTek pays us a certain percentage of fees based on a combination of the number of CMOS image sensors successfully passing the product probe test conducted by Tesna on our behalf and the sales price of the CMOS image sensors sold to Sharp. As our cost of revenues for services are primarily limited to wafer testing fees, our gross margin for services is relatively high. Presently, we do not expect to add additional customers to our services business.

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

Declining Average Sales Price

Because the CMOS image sensor market is characterized by intense price competition, we have experienced, and expect to continue to experience, market driven pricing pressures and declining average sales prices for our products. Generally, prices for our products are determined based on the level of technological sophistication and the availability of the product in a specific market. As product availability increases in a market, the average sales price of the product generally declines quickly over a period of six to 18 months. Compared to 2005, the average selling price for our CIF products in 2006 dropped 11.1%, for VGA products 20.2% and for 2.0 megapixel CSP products 40.6%. We intend to address future declines in average sales prices by continually developing new products with higher margins, incorporating more advanced features to our existing products, and achieving manufacturing cost efficiencies by upgrading our process technology.

Manufacturing and Other Costs

As a fabless design company, we outsource all of our capital-intensive product manufacturing processes to independent third party contractors. Costs related to the wafer fabrication process, currently mostly outsourced to Dongbu HiTek, account for the largest portion of our cost base, and is largely determined by (i) the cost of wafers, which is the principal raw material for image sensors and tends to be affected by the cyclical semiconductor industry and, to a lesser extent, by the pricing flexibility achieved through volume discounts, and (ii) the yield per wafer, which is the ratio of the number of functional dies on a wafer to the maximum number of dies that can be produced on that wafer. Higher yields result in reduced costs, which permits average selling price reductions. As yields are generally affected by the design and manufacturing process technology employed, we seek to continuously improve yields by improving our chip design and working closely with our current independent foundry on our process technology, which was upgraded from 0.25 µm, to 0.18 µm in January 2005 and further upgraded to 0.15 µm during the first half of 2007 with additional upgrades to 0.13 µm process technology scheduled in the second half of 2007.

Our other cost of revenues for our products consists principally of:

•	the cost of testing, manufacturing and packaging of our products, all of which we outsource;

•	loss on valuation of inventory;

•	the cost of salary and benefits, including stock-based compensation expenses, of our employees associated with product customization and support; and

•	the cost of transportation and distribution.

In addition to each of the cost items above, our cost of revenues for our camera modules also includes the cost of module assembly. As we endeavor to grow our sales volumes and transition to smaller process technology, we expect to further reduce the unit cost of our products through economies of scale and diversification of our outsourced manufacturing base. We expect our costs of international transportation and distribution to rise concurrently as we grow our international business. Our cost of revenues for our services consists mainly of wafer testing fees related to our business with Dongbu HiTek in connection with Sharp.

Inventory Loss

We recognize a charge to our cost of revenues for losses on valuation of inventory when the estimated realizable value for our goods in inventory is determined to be below our cost and when the number of units on hand exceeds the number of units that we forecast to sell over a certain period of time.

We have recorded charges of ~~W~~8,148 million (US$8.8 million) in 2006 and ~~W~~2,673 million in 2005, and may continue to record, losses on valuation of inventory attributable to the following principal factors:

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

Gross Profit

Our gross profit is affected by our revenues from our products and services and by our cost of revenues associated with our products and services. Our overall gross margin was 9.8% in 2004, 24.9% in 2005 and 2.5% in 2006. In 2004, 2005 and 2006, our gross margin for our services revenues was 81.3%, 81.2%, and 72.2% respectively. We have experienced a decline in our gross margin as we have not been able to shift our product sales to higher margin products, while average sales prices of our existing products declined.

Operating Expenses

Operating expenses consist primarily of our selling, general and administrative expenses and our research and development expenses.

Selling, General and Administrative. Our selling, general and administrative expenses primarily include:

•	salary and benefits for our sales, marketing and administration personnel;

•	commissions to our sales agents and other service providers;

•	stock option compensation expenses;

•	fees for professional services, such as accounting and legal;

•	rent for our offices; and

•	travel and entertainment expenses.

We expect our selling, general and administrative expenses to decrease through the various cost-cutting measures we have been implementing, such as a 15% reduction in salaries for all non-executive employees, and 20% to 30% reduction in salaries for all executive officers starting February 2007 and a reduction in rent costs as we moved into our new headquarters in Suwon during June 2007.

Research and Development. The rapid technological change and product obsolescence that characterize our industry requires us to make regular investments in research and development. Our research and development expenses consist primarily of:

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

As part of the Korean government’s initiative to promote and encourage the development of start-up companies in the semiconductor and other high technology industries, high technology start-up companies with industry leading technology or products are eligible for government grants. Certain of those grants are refundable, depending on the successful development and commercialization of the technology or products, and a company receiving such government grant is required to refund up to 30% of the grant received for such development. If the development is unsuccessful, then the company is not required to refund any portion of the grant. We received such refundable grant in recognition of our new technology inventions, such as our 1.3 megapixel CMOS image sensor, approximately in the amount of ~~W~~339 million on December 20, 2000, ~~W~~339 million on June 30, 2001, ~~W~~455 million on July 24, 2002 for a total amount of ~~W~~1,133 million. As we have been successful in developing and marketing the technology, we were required to refund 30% of the grant to the government in the amount of ~~W~~340 million, payable in equal annual installments over three years. We have made two such installment payments during 2005 and 2006. As of December 31, 2006, we recorded refund for government grants in the amount of ~~W~~114 million (US$0.1 million), which becomes due and payable in 2007.

Other grants received from the Korean government for research and development activities and for the acquisition of fixed assets and intangible assets totaled ~~W~~26 million, ~~W~~0 million and ~~W~~5 million for the years ended December 31, 2004, 2005 and 2006, respectively. These grants were used to offset our acquisition costs of the acquired assets. Grants amortized related to fixed assets and intangible assets were approximately ~~W~~69 million, ~~W~~71 million and ~~W~~24 million for 2004, 2005 and 2006, respectively.

Stock Option Compensation Expenses

Our employees participate in a stock-based compensation plan, which is more fully described in note 18 to our consolidated financial statements. Prior to January 1, 2006, we measured compensation cost for employee stock-options at fair value under the recognition and measurement provisions of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). As permitted by SFAS 123, we elected to (1) expense the fair value of its employee stock options and (2) recognize forfeitures in the period when such forfeitures occur.

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). We have elected the modified prospective transition method for adopting SFAS 123R.

Compensation cost recognized in the year ended December 31, 2006 includes (1) compensation for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (2) compensation cost for all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123R. Results for prior periods have not been restated.

We incurred stock option compensation expenses of ~~W~~494 million, ~~W~~1,099 million and ~~W~~2,141 million (US$2.3 million) in 2004, 2005 and 2006, respectively. These expenses were related to the amortization of stock option compensation expenses in relation to options granted to attract and retain members of our senior management and certain employees. We may incur additional stock-based compensation expenses in connection with future stock option grants. See note 3 to our consolidated financial statements. See “—Critical Accounting Policies—Accounting for Stock Options.”

Income Tax Expenses

As a designated venture company under Korean law, we are entitled to a 50% reduction in corporate income tax rates for the year in which we first generate taxable income and the following five years if we satisfy a number of financial and non-financial criteria, including the maintenance of our status as a designated venture company. As we first generated taxable income in 2003, we were subject to a reduced tax rate of 14.85% for that fiscal year and the same rate applied to 2004. Our tax rate has been further reduced to 13.75% for 2005 due to a general reduction in the Korean corporate tax rate to 27.5% from 29.7%. In 2006, our tax rate was 13.75%, as we continued to qualify as a venture company. The rate of 13.75% will be effective until December 31, 2008, provided we continue to qualify as a venture company. Our status as a designated venture company is subject to evaluation and renewal in November of each year. To qualify as a designated venture company, a company must be a small- or medium-sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises and be found to have, among other things, a superior ability to provide innovation in technology and business by the Small Business Corporation of Korea. In addition, qualified Korean venture capital investment firms must hold an aggregate of at least 10% of the outstanding shares of such venture company for at least six months prior to the filing of the venture company application. A company may qualify as a small- and medium-sized enterprise if, among other things, it hires less than 300 full-time employees or its paid-in-capital is ~~W~~8 billion or less.

Preferred Shares

In 2003, we issued our Series A preferred shares, which we have reflected as mezzanine equity on our consolidated balance sheet. On December 20, 2005, all of our Series A preferred shares were converted into 1,201,333 common shares in preparation for our initial public offering.

Due to the redemption right of the holders of our Series A preferred shares, accretion was recorded to the preferred share entries on our consolidated balance sheet over various periods since their issuance dates, with corresponding non-cash charges reflected below net income (loss) on our consolidated statements of operations for the relevant periods. As a result of the conversion of the Series A preferred shares into our common shares, the amount in excess of the par value of our common shares to be issued was recorded to additional paid-in capital and there will be no further effect on our statement of operations. For more information on these accretion charges, see note 16 to our consolidated financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition

We recognize revenues only when: the persuasive evidence of a sales arrangement; the price is fixed or determinable; title and risk of loss are transferred to the customer; collection of resulting receivables is considered reasonably assured; product returns are reasonably estimable; there are no additional customer acceptance requirements; and there are no other remaining significant obligations. We provide for future returns based on historical experience at the time revenue is recognized.

For products sold in the Korean market to our customers without agreements that allow for returns or credits, revenues are recognized upon shipment of products to the customer. For products sold in the Korean market to customers with agreements that allow for returns or credits, revenues are recognized upon product acceptance.

For products sold outside of Korea, title and risk of loss transfers to customers upon shipment, and at that point, there are no further customer acceptance requirements or rights of return. Accordingly, revenue is recognized upon product shipment.

We recognize service revenues from the provision of engineering and technology services, such as CMOS image sensor design services, engineering know-how, and testing services to Dongbu HiTek. We recognize the associated service revenues only upon the completion of and acceptance by the customer of the engineering assistance performed. The revenue is based on a fixed fee, which is agreed upon prior to initiation of the engineering assistance. Our agreement to provide these services to Dongbu HiTek, which was entered into on September 17, 2004, has a one-year term to be automatically renewed annually unless either party delivers a 30-day prior notice electing not to renew the agreement.

We provide a basic limited warranty for defective products that is normally valid for 12 months from the date of purchase. Since products are sold to customers after extensive product testing and the revenue from our major customers in Korea is recognized after customer acceptance, which would identify any defective products, we have not experienced any significant costs to service its products sold under warranty in Korea. For products sold outside of Korea, revenue is recognized at the point of shipment, and at that date, we accrue a liability for the estimated costs that may be incurred under the limited warranty provided to its customers. Warranty costs accrued include the costs to replace the defective product. Total warranty costs incurred to date have not been significant.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on our management’s judgment which considers historical experience and specific knowledge of accounts that may not be collectible. Accounts receivable are charged off against allowance for doubtful accounts if all collection efforts have been exhausted and the likelihood of recovery is considered remote.

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

Stock-based Compensations

Our employees participate in a stock-based compensation plan, which is more fully described in note 18 to our consolidated financial statements. Prior to January 1, 2006, we measured compensation cost for employee stock-options at fair value under the recognition and measurement provisions of Financial Accounting Standards (“SFAS”) No. 123, ‘Accounting for Stock-Based Compensation’ (“SFAS 123”). As permitted by SFAS 123, we elected to (1) expense the fair value of its employee stock options and (2) to recognize forfeitures in the period when such forfeitures occur.

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), ‘Share-Based Payment’ (“SFAS 123R”). We have elected the modified prospective transition method for adopting SFAS 123R.

Compensation cost recognized in the year ended December 31, 2006 includes (1) compensation for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (2) compensation cost for all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123R. Results for prior periods have not been restated.

Stock-based compensation expense is recognized ratably over the vesting period.

As stock-based compensation expense recognized in the 2006 statement of operations is based on awards that are ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The adoption of SFAS 123R resulted in a cumulative effect of a change in accounting principle consisting of a benefit of ~~W~~132 million in the year ended December 31, 2006, which reflects the cumulative impact of estimating future forfeitures related to non-vested stock-options previously expensed in the statement of income under SFAS 123, rather than recording forfeitures when they occur as previously permitted.

We use the Black-Scholes option valuation model to determine the fair value of stock options at the date of grant. Refer to note 18 to our consolidate financial statements for details of the assumptions used in calculating the fair value of our stock options.

Impairment of Long-lived Assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be fully recoverable. When such an event occurs, we estimate the future cash flows expected to result from the use of the asset (or group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset or group of assets, an impairment loss is recognized in order to write-down the carrying value of the asset or group of assets to its estimated fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

We recognized ~~W~~189 million and ~~W~~41 million of impairment loss on goodwill related to Pixelplus Technology Inc. as operating expenses for the years ended December 31, 2004 and 2005, respectively, as such goodwill was not expected to be recoverable. We recognized ~~W~~156 million of impairment loss on the entire book value of Pixelplus Technology Inc.’s fixed assets and intangible assets as operating expenses for the year ended December 31, 2006 as the future cash flows expected to result from the use of Pixelplus Technology Inc.’s fixed assets and intangible assets were expected to be negative for their remaining useful lives. We also recognized ~~W~~133 million of impairment loss on our club membership as other expenses for the year ended December 31, 2006 due to a decline in fair value below its carrying value as of December 31, 2006, which we believe is other than temporary.

A. Operating results.

The following table sets forth the results of our operations expressed as a percentage of our total sales for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	For the Years Ended December 31,
	2004	2005	2006
Revenues:
Products	87.6%	93.0%	83.8%
Services	12.4	7.0	16.2

Total revenues	100.0	100.0	100.0

Cost of revenues:
Products	87.9	73.8	93.0
Services	2.3	1.3	4.5

Total cost of revenues	90.2	75.1	97.5

Gross profit	9.8	24.9	2.5
Operating expenses:
Selling, general and administrative	11.1	15.4	38.2
Research and development	8.9	8.4	18.2

Total operating expenses	20.0	23.8	56.4

Income (loss) from operations	(10.2)	1.1	(54.0)
Other income (expense):
Interest income (expense), net	(0.6)	(1.3)	0.9
Foreign exchange gain, net	0.9	0.5	(3.9)
Others, net	0.0	0.1	(0.3)

Total other income (expense)	0.3	(0.7)	(3.3)

Income (loss) before income taxes, gain (loss) from equity method investments, dilution gain and minority interest	(9.9)	0.4	(57.3)
Income tax expenses	0.7	—	—

Income (loss) before gain (loss) from equity method investments, dilution gain and minority interest	(10.6)	0.4	(57.3)
Gain (loss) from equity method investments, net	(0.8)	0.2	0.0
Dilution gain from equity method investments	0.0	1.0	—
Minority interest	—	0.8	2.6

Net income (loss) before cumulative effect of change in accounting principle	(11.4)	2.4	(54.7)

Cumulative effect of change in accounting principle	—	—	0.4

Net income (loss)	(11.4)	2.4	(54.3)

Accretion of preferred shares	(4.3)	(4.6)	—

Net loss attributable to common shareholders	(15.7)	(2.2)	(54.3)

2006 compared to 2005

Revenues

We generated total revenues of ~~W~~31,996 million (US$34.4 million) in 2006, a decrease of 23.1% from our total revenues of ~~W~~41,584 million in 2005.

Products. Our revenues from sales of our products decreased by 30.6% to ~~W~~26,825 million (US$28.8 million) in 2006 from ~~W~~38,678 million in 2005, primarily due to a decrease in sales volume and a decrease in the average sales price of our cameral modules.

•

CMOS Image Sensors. Our revenues from sales of our CMOS image sensors increased by 35.3% to ~~W~~23,723 million (US$25.5 million) in 2006 from ~~W~~17,540 million in 2005, primarily as a result of an increase in sales of our SXGA 1.3 megapixel image sensors to Logitech, partially offset by an approximately 6% decrease in the average sales price of our CMOS image sensors. We sold 13.3 million CMOS image sensors in 2006, compared to 9.3 million in 2005.

•

Camera Modules. Our revenues from sales of our camera modules decreased by 86.4% to ~~W~~2,792 million (US$3.0 million) in 2006 from ~~W~~20,548 million in 2005, primarily as a result of an approximately 84% decrease in our sales volume to 0.5 million camera modules in 2006, compared to 3.1 million in 2005, and a decrease in the average selling price by approximately 13%.

Services. Our revenues from services increased 77.9% to ~~W~~5,171 million (US$5.6 million) in 2006 from ~~W~~2,906 million in 2005, primarily as a result of an increase in Dongbu HiTek’s sales volume to Sharp which increased to 19.4 million image sensors in 2006, compared to 7.7 million image sensors sold in 2005, offset by a decrease in service fees received from Dongbu HiTek caused by an approximately 27% decrease in the average sales price of CMOS image sensors sold by Dongbu HiTek to Sharp.

Cost of Revenues

Products. Our cost of revenues from sales of our products decreased slightly by 2.9% to ~~W~~29,770 million (US$32.0 million) in 2006 from ~~W~~30,671 million in 2005. The percentage decrease in cost of revenues did not correspond to the percentage decrease of revenues as a result of provisions for losses on valuation of inventory, which increased by 204.8% to ~~W~~8,148 million (US$8.8 million) in 2006 from ~~W~~2,673 million in 2005, primarily due to errors in forecast by us with relation to the UXGA 2.0 megapixel product. This resulted in a significant increase in our cost of sales for our products, which was offset by:

•

Total cost of outsourced manufacturing, testing and assembly of our products which decreased by 33.7% to ~~W~~5,459 million (US$5.9 million) in 2006 from ~~W~~8,238 million in 2005, primarily due to the lower sales volume for our camera modules in 2006;

•

Total cost of materials which decreased by 19.2% to ~~W~~14,194 million (US$15.3 million) in 2006 from ~~W~~17,557 million in 2005, primarily due to lower per-unit cost of materials caused by a higher number of products sold using the 0.18µm technology in 2006 as compared to 2005, partially offset by an increase in costs reflecting an increase in sales volume of our CMOS image sensors and camera modules. Products using the 0.18µm technology have lower per-unit material costs than products using the 0.25µm technology.

•

Total cost of salary and benefits, including stock-based compensation expenses, of our employees and other expenses associated with outsourced product manufacturing, customization and support decreased by 10.6% to ~~W~~1,969 million (US$2.1 million) in 2006 from ~~W~~2,203 million in 2005, primarily due to a reduction in salaries paid to employees engaged in the assembly of modules, as we switched to selling our CMOS sensors in CSP format rather than further processing them into modules during 2006.

Services. Our cost of revenues from our services increased by 163.4% to ~~W~~1,438 million (US$1.5 million) in 2006 from ~~W~~546 million in 2005, primarily due to a 151.9% increase in sales to 19.4 million units in 2006 from 7.7 million in 2005.

Gross Profit

Our gross profit decreased to ~~W~~788 million (US$0.9 million) in 2006 from ~~W~~10,367 million in 2005, representing gross margins of 2.5% and 24.9%, respectively. Gross margins decreased in 2006 primarily as a result of higher cost of revenues caused by an increase in provision for losses on valuation of inventory, decreasing average sales price, loss of major customers and delays in launching our next-generation products. Our overall gross profit decrease in 2006 was offset by an increase in revenues from services

Operating Expenses

Our operating expenses increased by 82.2% to ~~W~~18,054 million (US$19.4 million) in 2006 from ~~W~~9,910 million in 2005, as result of increases in our selling, general and administrative and research and development expenses.

Selling, General and Administrative

Our selling, general and administrative expenses increased by 90.7% to ~~W~~12,220 million (US$13.1 million) in 2006 from ~~W~~6,407 million in 2005, primarily due to increases in total salary, benefits and stock option compensation to our sales, marketing and administration employees and commissions to our international sales agents and fees to other service providers, in addition to an increase in our provision for allowance for doubtful accounts, along with increased costs of litigation for IP and class-action litigations, and regulatory compliance costs as a public company.

•

Total salary, benefits and stock compensation to our sales, marketing and administration employees increased 79.7% to ~~W~~6,611 million (US$7.1 million) in 2006 from ~~W~~3,678 million in 2005. This increase was primarily due to an increase in our sales, marketing and administration personnel to 62 employees in 2006 from 55 employees in 2005, an increase in the average compensation of those employees, ~~W~~1,390 million captured as special bonus paid to our senior management during January and July 2006, and an increase in stock option compensation expenses due to options for 90,000 common shares granted to employees in 2006.

•

Total commissions to international sales agents and fees to other service providers increased 122.5% to ~~W~~2,138 million (US$2.3 million) in 2006 from ~~W~~961 million in 2005, primarily due to an increase in fees to our independent registered public accountants for their U.S. GAAP audit services, along with increased legal fees since the IPO as a result of the patent litigation with MagnaChip and the shareholders litigation currently being carried out against us, partially offset by a reduction in total commissions paid to international sales agents to ~~W~~142 million in 2006 from ~~W~~455 million in 2005 as volume of sales made by our international agents dropped in 2006.

Research and Development

Our research and development expenses increased by 66.5% to ~~W~~5,834 million (US$6.3 million) in 2006 from ~~W~~3,503 million in 2005, primarily as a result of our transition from 0.25 µm to 0.18 µm technology, an increase in salary and benefits for our research and development personnel, which included ~~W~~95 million of special bonuses paid on January and July 2006 for the increased responsibilities of the management for running a publicly-listed company, and an increase of the applicable employee headcount to 52 as of December 31, 2006 from 35 as of December 31, 2005.

Other Income (Expense)

We recorded net other expense of ~~W~~1,058 million (US$1.1 million) in 2006 after recording net other expense of ~~W~~315 million in 2005, principally as a result of an increase in net foreign exchange losses in 2006.

Interest Expense, Net

We recorded net interest income of ~~W~~292 million (US$0.3 million) in 2006 after recording net interest expense of ~~W~~539 million in 2005, primarily due to interest income received in 2006 from investing our cash and cash equivalents, consisting of proceeds from our initial public offering. Also, we had lower interest expense in 2006 when compared with 2005 because of a decrease in our short-term and long-term borrowings in 2006 to ~~W~~7,890 million from ~~W~~11,007 million in 2005, as we repaid a portion of our loans with the proceeds from our initial public offering.

Foreign Exchange Gain(loss), Net

We recorded net foreign exchange loss of ~~W~~1,241 million (US$1.3 million) in 2006 after recording net foreign exchange gain of ~~W~~194 million in 2005, which was attributable to the appreciation of the Korean Won against the U.S. Dollar.

Income Tax Expenses

We did not recognize any income tax expenses in 2006 and 2005 as we did not have any taxable income.

Gain from Equity Method Investment

Our gain from equity method investment decreased by 94.1% to ~~W~~5 million (US$6 thousand) in 2006 from ~~W~~85 million in 2005, reflecting reduced net income at Tesna.

Dilution Gain from Equity Method Investment and Consolidated Subsidiary

We did not recognize any dilution gain from equity investments and consolidated subsidiary in 2006. We recognized a dilution gain from equity method investment and consolidated subsidiary of ~~W~~411 million in 2005, as a result of dilutions in our equity interests in Tesna from 20.0% to 13.9% and in PTI, our consolidated subsidiary, from 42.9% to 31.9%, in 2005.

Minority Interest

Our minority interest increased by 139.9% to ~~W~~818 million (US$0.9 million) in 2006 from ~~W~~341 million in 2005, due to the minority interest in PTI. The minority share of the loss from PTI totaled ~~W~~2,286 million (US$2.5 million) in 2006. However, as PTI’s equity balance became negative in 2006, we only recognized the portion of the minority share of the loss from PTI, amounting to ~~W~~818 million (US$0.9 million) with the excess amount of ~~W~~1,468 million (US$1.6 million) recognized by us.

Cumulative Effect of Change in Accounting Principle

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”) for the accounting of our employees’ stock-based compensation plan. See “—Critical Accounting Policies and Estimates—Stock-based Compensation.” The adoption of SFAS 123(R) resulted in a cumulative effect of a change in accounting principle consisting of a benefit of ~~W~~132 million in the year ended December 31, 2006, which reflects the cumulative impact of estimating future forfeitures related to non-vested stock-options previously expensed in the statement of income under FAS 123, rather than recording forfeitures when they occur, as previously permitted.

Net Income (Loss)

We recognized net loss from operations of ~~W~~17,369 million (US$18.7 million) in 2006, compared to a net income of ~~W~~979 million in 2005, as a result of the cumulative effect of the factors described above.

Accretion of Preferred Shares

We recorded a charge to retained earnings and additional paid-in capital for accretion of preferred shares of ~~W~~1,927 million in 2005, to account for the accretion related to the redemption amounts of our Series A preferred shares until the conversion date. We recorded no such charges in 2006 as all of our outstanding preferred shares were converted into common shares on December 20, 2005.

Net Loss Attributable to Common Shareholders

Our net loss attributable to common shareholders increased to ~~W~~17,369 million (US$18.7 million) in 2006 from ~~W~~948 million in 2005, which is equal to our total net loss as there are no outstanding preferred shares.

2005 compared to 2004

Revenues

We generated total revenues of ~~W~~41,584 million in 2005, an increase of 16.2% from our total revenues of ~~W~~35,796 million in 2004.

Products. Our revenues from sales of our products increased by 23.4% to ~~W~~38,678 million in 2005 from ~~W~~31,356 million in 2004, primarily due to an increase in sales volume of our CMOS image sensors, partially offset by a decrease in the average sales price of our products.

•

CMOS Image Sensors. Our revenues from sales of our CMOS image sensors increased by 178.6% to ~~W~~17,540 million in 2005 from ~~W~~6,296 million in 2004, primarily as a result of an increase in sales of our VGA 0.3 megapixel image sensors to our customers in China, partially offset by an approximately 73% decrease in the average sales price of our CMOS image sensors. We sold 9.3 million CMOS image sensors in 2005, compared to 0.9 million in 2004.

•

Camera Modules. Our revenues from sales of our camera modules decreased by 16.7% to ~~W~~20,548 million in 2005 from ~~W~~24,663 million in 2004, primarily as a result of an approximately 40.5% decrease in the average sales price of our camera modules, partially offset by an increase in our sales volume to 3.1 million camera modules sold in 2005, compared to 2.2 million in 2004.

Services. Our revenues from services decreased by 34.5% to ~~W~~2,906 million in 2005 from ~~W~~4,440 million in 2004, primarily as a result of a decrease in service fees received from Dongbu HiTek caused by an approximately 37% decrease in the average sales price of CMOS image sensors sold by Dongbu HiTek to Sharp.

Cost of Revenues

Products. Our cost of revenues from sales of our products decreased by 2.5% to ~~W~~30,671 million in 2005 from ~~W~~31,457 million in 2004, primarily as a result of a decrease in our provision for losses on valuation of inventory and our cost of outsourced manufacturing in 2005, partially offset by increases in our costs of materials and salary and benefits in 2005.

•

Total provision for losses on valuation of inventory decreased by 63.6% to ~~W~~2,673 million in 2005 from ~~W~~7,349 million in 2004, primarily due to a significant decrease in the amount of order cancellations from our customers in 2005. Our net loss on valuation of inventory in 2004 was primarily attributable to order cancellations from Maxon and Telson.

•

Total cost of outsourced manufacturing, testing and assembly of our products decreased by 22.8% to ~~W~~8,238 million in 2005 from ~~W~~10,674 million in 2004, primarily due to a significant reduction in the per unit cost of outsourced assembly of our camera modules in 2005 primarily attributable to our new lower-cost camera module assembly contractors in China, partially offset by an increase in the volume of our products manufactured.

•	Total cost of materials increased by 38.6% to ~~W~~17,557 million in 2005 from ~~W~~12,664 million in 2004, primarily due to increases in sales volume of our CMOS image sensors and camera modules.

•

Total cost of salary and benefits, including stock-based compensation expenses, of our employees and other expenses associated with outsourced product manufacturing, customization and support increased by 186.5% to ~~W~~2,203 million in 2005 from ~~W~~769 million in 2004, primarily due to an increase in relevant employee headcount to 29 in 2005 from 21 in 2004.

Services. Our cost of revenues from our services decreased by 34% to ~~W~~546 million in 2005 from ~~W~~831 million in 2004, primarily due to a decrease in per unit testing fees and an increase in manufacturing yield by Dongbu HiTek which reduced the number of wafers required to be tested to achieve the same number of usable wafers sold to Sharp by Dongbu HiTek.

Gross Profit

Our gross profit increased to ~~W~~10,367 million in 2005 from ~~W~~3,508 million in 2004, representing gross margins of 24.9% and 9.8%, respectively. Gross margins increased in 2005 primarily as a result of a shift in our product mix, whereby our sales of CMOS image sensors increased from 17.6% of our total revenues in 2004 to 42.2% of our total revenues in 2005, a decrease in our losses on valuation of inventory, a decrease in our module assembly costs and sales of products in our inventory that have previously been written off, partially offset by a decline in average sales prices of our CMOS image sensors and camera modules and temporary lower manufacturing yields. In addition, gross margin increased as we recorded ~~W~~1,406 million in gross profit on the sale of PO1030 image sensor inventory, which had been previously written off at December 31, 2004. Costs of ~~W~~2,839 million were previously expensed prior to December 31, 2004 for these units. Our overall gross profit increase in 2005 was offset by a decrease in our gross profit from services to ~~W~~2,360 million in 2005 from ~~W~~3,609 million in 2004, representing gross margins of 81.2% and 81.3%, respectively.

Operating Expenses

Our operating expenses increased by 38.1% to ~~W~~9,910 million in 2005 from ~~W~~7,177 million in 2004, as result of increases in our selling, general and administrative and research and development expenses.

Selling, General and Administrative

Our selling, general and administrative expenses increased by 61.6% to ~~W~~6,407 million in 2005 from ~~W~~3,966 million in 2004, primarily due to increases in total salary, benefits and stock option compensation to our sales, marketing and administration employees and commissions to our international sales agents and fees to other service providers, partially offset by a decrease in our provision for allowance for doubtful accounts.

•

Total salary, benefits and stock compensation to our sales, marketing and administration employees increased by 184.7% to ~~W~~3,678 million in 2005 from ~~W~~1,292 million in 2004. This increase was primarily due to an increase in our sales, marketing and administration personnel to 55 employees in 2005 from 32 employees in 2004, an increase in the average compensation of those employees and an increase in stock option compensation expenses due to options for 187,000 common shares granted to employees in 2005.

•

Total commissions to international sales agents and fees to other service providers increased by 110.3% to ~~W~~961 million in 2005 from ~~W~~457 million in 2004, primarily due to an increase in sales by our sales agents to customers in China and increase in fees to our independent registered public accountants for their U.S. GAAP audit services.

•

Total provision for allowance for doubtful accounts decreased by 99.2% to ~~W~~11 million in 2005 from ~~W~~1,447 million in 2004, as none of our top customers failed to make required payments in 2005, unlike 2004 when two of our top ten customers failed to make required payments in the aggregate amount of ~~W~~1,431 million.

Research and Development

Our research and development expenses increased by 9.1% to ~~W~~3,503 million in 2005 from ~~W~~3,211 million in 2004, primarily as a result of our transition from 0.25 µm to 0.18 µm technology and an increase in salary and benefits for our research and development personnel, partially offset by a decrease in expenses for masks as we entered into a new design phase for our next generation of products, which generally precedes the prototype mask development phase, in 2005.

Other Income (Expense)

We recorded net other expense of ~~W~~315 million in 2005 after recording net other income of ~~W~~110 million in 2004, principally as a result of an increase in interest expenses and a decrease in net foreign exchange gain in 2005.

Interest Expense, Net

Our net interest expense increased by 134.3% to ~~W~~539 million in 2005 from ~~W~~230 million in 2004, primarily due to an increase in our short-term borrowings in 2005.

Foreign Exchange Gain, Net

Our net foreign exchange gain decreased by 42.4% to ~~W~~194 million in 2005 from ~~W~~337 million in 2004, which was attributable to currency fluctuations between the U.S. dollar and the Korean Won.

Income Tax Expenses

We did not recognize any income tax expenses in 2005, compared to income tax expenses of ~~W~~234 million in 2004.

Gain (Loss) from Equity Method Investment

Our gain from equity method investment was ~~W~~85 million in 2005, compared to a loss of ~~W~~272 million in 2004, reflecting an increase in Tesna’s net income in 2005 from 2004.

Dilution Gain from Equity Method Investment and Consolidated Subsidiary

We recognized a dilution gain from equity method investment and consolidated subsidiary of ~~W~~337 million and ~~W~~74 million in 2005, respectively, as a result of dilutions in our equity interests in Tesna from 20.0% to 13.9% and in PTI, our consolidated subsidiary, from 42.9% to 31.9%, in 2005. We did not recognize any dilution gain from equity method investments and consolidated subsidiaries in 2004.

Minority Interest

We recognized minority interest of ~~W~~341 million in 2005 due to our 37.5% equity interest in PTI. We did not recognize any minority interest in 2004, as PTI was accounted for under the equity method.

Net Income (Loss)

We recognized net income from operations of ~~W~~979 million in 2005, compared to a net loss of ~~W~~4,065 million in 2004, as a result of the cumulative effect of the factors described above.

Accretion of Preferred Shares

We recorded a charge to retained earnings and additional paid-in capital for accretion of preferred shares of ~~W~~1,927 million in 2005, compared to ~~W~~1,569 million in 2004, to account for the accretion related to the redemption amounts of our Series A preferred shares until the conversion date.

Net Loss Attributable to Common Shareholders

Our net loss attributable to common shareholders decreased to ~~W~~948 million in 2005 from ~~W~~5,634 million in 2004, due to increased income from operations in 2005.

Inflation

Inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 3.6% in 2004, 2.7% in 2005 and 2.2% in 2006.

Foreign currency risk

In 2006, approximately 94% of our total revenues were denominated in U.S. dollars. In most of the countries in which our products are sold, including Korea, the revenues generated from our customers are denominated in U.S. dollars. While we received most of our revenues in U.S. dollars, 70.7% of our selling, general and administrative expenses and 6.3% of our cost of revenues in 2006 were denominated in Korean Won. Our financial statements are also prepared and presented in Korean Won. Appreciation or depreciation of the Korean Won against the U.S. dollar during any given period will result in foreign currency losses or gains and affect our gross profits and net income(loss) during that period, because our revenues and our cost of revenues may be recorded in different currencies. In 2006, we estimate that a hypothetical 10.0% appreciation of the Korean Won against the U.S. dollar would have reduced our net loss by approximately 0.58%, mainly due to foreign exchange loss from our cash and cash equivalent in foreign currency. In addition, we estimate that a hypothetical 10.0% appreciation of the Korean Won against the U.S. dollar would have reduced our gross margin by approximately 10.68%.

In addition, we received US$33.8 million ~~(W~~34,131 million applying December 31, 2005 exchange rate) in U.S. dollars from our initial public offering in December 2005. We converted all proceeds received from the initial public offering into Korean Won in the second half of 2006. To date, we have not engaged in any foreign currency hedging activity to reduce our exposure to exchange rate fluctuations. If necessary, we plan to enter into hedging transactions in the future to reduce our exposure to foreign currency exchange risks.

Interest Rate Risk

Our risk exposure from changes in interest rates relates primarily to the interest expense due to our short-term and long-term borrowings and the interest income generated by excess cash invested in short-term bank deposits. Interest-earning instruments carry a degree of interest rate risk. As substantially all of our cash and cash equivalents consist of bank deposits, we do not expect any material change with respect to our net income(loss) as a result of a 10% hypothetical interest rate change.

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

B. Liquidity and capital resources.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2004		2005		2006		2006
	(in millions of Korean Won and thousands of U.S. dollars)
Net cash provided by / (used in) operating activities	~~W~~	(5,364)	~~W~~	(2,550)	~~W~~	(12,290)	$(13,216)
Net cash provided by / (used in) investing activities		(1,499)		(1,264)		(3,606)	(3,877)
Net cash provided by / (used in) financing activities		7,718		33,615		(2,918)	(3,138)
Effect of exchange rate changes on cash and cash equivalents		53		(70)		(2)	(2)
Net increase in cash and cash equivalents		908		29,731		(18,816)	(20,233)
Cash and cash equivalents at the beginning of the year		286		1,194		31,040	33,377
Change in consolidated subsidiary		—		115		—	—
Cash and cash equivalents at the end of the year		1,194		31,040		12,224	13,144

Our principal capital requirements are to fund working capital needs, to meet required debt payments and to invest in research and development. We anticipate that our existing cash balance, along with our available credit facilities, will be sufficient to meet our working capital needs, our research and development and capital expenditures needs for 2007. As of December 31, 2006 we had total long-term debt outstanding of ~~W~~167 million.

Our principle sources of liquidity are our cash, cash equivalents and available borrowings under our credit facilities of ~~W~~9,200 million. As of December 31, 2006, our cash and cash equivalents balance was ~~W~~12.2 billion, or 38.7% of our total assets, a ~~W~~18.8 billion decrease from ~~W~~31.0 billion or 53.4% of total assets as of December 31, 2005. The decrease in cash and cash equivalents was due to cash outflow from operating activities, cash outflows for investing activities and cash outflow from financing activities due to repayment of borrowings.

Cash used in operating activities was ~~W~~12.3 billion during the year 2006, which principally reflects the Company’s net loss of ~~W~~17.4 billion adjusted by non-cash items composed mainly of provision for inventory losses, accounts receivables, and stock compensation expenses. We recorded a net loss of ~~W~~17.4 billion in 2006, compared to a net income of ~~W~~979 million in 2005. This decrease in cash from operating activities between the two periods was primarily due to a net loss partially offset by provisions for inventory losses of ~~W~~8,148 million during the year 2006.

Our working capital balance as of December 31, 2006 was ~~W~~12.2 billion compared to ~~W~~30.9 billion as of December 31, 2005. The decrease of ~~W~~18.7 billion in our working capital balance was primarily due to a ~~W~~18.8 billion decrease in cash and cash equivalent, a ~~W~~6.7 billion decrease in accounts receivable, net and a ~~W~~3.7 billion decrease in inventories, net, partially offset by a ~~W~~7.2 billion decrease in trade accounts payable and a decrease in short term borrowings.

For investing activities, we used cash of approximately ~~W~~3,606 million in 2006 compared to ~~W~~1,264 million in 2005. The increase in cash used for investing activities during the year 2006 was primarily attributable to higher capital equipment expenditures during the year and the purchase of a golf membership. We did not consummate any business acquisitions during the year 2006.

For financing activities, we used ~~W~~2,918 million for the year ended December 31, 2006, compared to a cash inflow of ~~W~~33,615 million for the year ended December 31, 2005. As we had sufficient capital resources available to serve our capital requirements we did not have significant financing activities during the year 2006. Cash outflow in 2006 was mainly for the repayment of short-term borrowings, which consisted of loans under the revolving credit facilities with banks.

Future Financing Activities. Our primary future capital requirements on a recurring basis will be funding working capital needs, meeting required debt payments, funding research and development, and capital expenditures. We anticipate that available borrowings under our senior credit facility, will be sufficient to meet these capital requirements for 2007. Thereafter, we may need to incur additional debt or issue equity to fund out working capital needs. However, we cannot assure you that such financing will be available to us on acceptable terms or that such financing will be available at all.

We had total borrowings of ~~W~~9,093 million (US$9.8 million) as of December 31, 2006, compared to total borrowings of ~~W~~9,238 million as of December 31, 2005. The weighted average interest rates under the terms of our borrowings were 5.71% and 5.51% as of December 31, 2005 and 2006, respectively. All of our borrowings are loans from local banks extended to us under various secured and unsecured credit facilities.

The following table sets forth our total borrowings as of the dates indicated:

Short-Term Borrowings

	As of December 31,
	2005	2006
	(in millions of Korean Won)
Loans, principally from banks:
Won denominated loans with weighted-average interest rates of 5.9% and 5.4% as of December 31, 2005 and 2006, due February 9, 2007 and September 12, 2007	~~W~~7,000	~~W~~6,000	(1)
U.S. Dollar denominated loans with weighted-average interest rates of 5.9% and 5.5% as of December 31, 2005 and 2006 due January 12, 2007, February 14, 2007, April 2, 2007, May 2, 2007	1,474	632

Loans against receivables with weighted-average interest rate 6.2% as of December 31, 2005	471	—
Current portion of long-term borrowings	613	291
Cash overdraft with weighted-average interest rate of 6.1% and 7.0% as of December 31, 2005 and 2006, respectively, due September 7, 2007	803	800

Total	~~W~~10,361	~~W~~7,723

(1)	On January 23, 2007, we entered into a new short-term borrowing contract in the form of a credit facility with the Industrial Bank of Korea, whereby we obtained access to funds of ~~W~~7,000 million, bearing interest rate at 5.9%, and repaid, in February 2007, our existing short-term borrowing from the Korea Exchange Bank amounting to ~~W~~5,000 million as of December 31, 2006. We have repaid most of the balance drawn from this credit facility and ~~W~~620 million remained outstanding as of May 31, 2007. This credit facility is secured by a cash deposit of ~~W~~3,500 million.

Long-Term Borrowings

	As of December 31,
	2005	2006
	(in millions of Korean Won)
Unsecured loans, representing obligations principally to banks:
Due September 30, 2007 and November 15, 2008 with interest rates ranging from 3.5% to 4.3% per annum	~~W~~1,259	~~W~~458
Less: current portion	(613)	(291)

Total	~~W~~646	~~W~~167

Capital Resources

Our primary source of liquidity has been the net proceeds from our sale of common shares and funds from our short-term and long-term borrowings. As of December 31, 2006, our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2006, we had ~~W~~12,224 million (US$13.1 million) in cash and cash equivalents. We have entered into various Korean Won denominated borrowing arrangements with certain Korean domestic banks, with an aggregate maximum facility of ~~W~~7,800 million and a collateralized borrowing facility of ~~W~~1,400 million, of which ~~W~~7,258 million and ~~W~~0 million were outstanding, at December 31, 2006, respectively. In addition, we have entered into a certain foreign currency denominated debt facility of NT$70 million, of which NT$22.1 million were outstanding at December 31, 2006. On January 23, 2007, we entered into a new short-term borrowing contract in the form of a credit facility with the Industrial Bank of Korea, whereby we obtained access to funds of ~~W~~7,000 million, bearing interest rate at 5.9%, and repaid, in February 2007, our existing short-term borrowing from the Korea Exchange Bank amounting to ~~W~~5,000 million as of December 31, 2006. We have repaid most of the balance drawn from the credit facility and ~~W~~620 million remained outstanding as of May 31, 2007. This credit facility is secured by a cash deposit of ~~W~~3,500 million.

We believe that our current cash, cash equivalents and proceeds from borrowings, will be sufficient to meet our capital needs, including anticipated capital expenditures, for at least the next 12 months. Our capital requirements and liquidity will depend on many factors, including our ability to increase revenue by generating higher sales volume of high-margin products, the level at which we maintain inventory and accounts receivables, market acceptance of our products, technological advances, costs of securing access to adequate manufacturing capacity, increases in our operating expenses and our relationship with our outsourcing contractors. As of December 31, 2006, we had net cash and cash equivalents of ~~W~~12,224 million. Even though we generated net losses in 2006, we continue to incur high fixed costs in order to continue our R&D efforts for development of new products, which is crucial to the continuation of our business. To the extent that funds remaining from our initial public offering, together with existing resources and cash from operations, if any, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing or from borrowings. Additional funds may not be available, or if available, we may not be able to obtain them on terms favorable to us or to our shareholders.

As of December 31, 2006, we have not entered into any material financial guarantee or similar commitment to guarantee the payment obligation of a third party.

Capital Expenditures

Our capital expenditures for 2004, 2005 and 2006, which totaled ~~W~~295 million, ~~W~~826 million and ~~W~~1,614 million (US$1.7 million), respectively, were primarily for the acquisition of property and equipment. We anticipate that we will incur capital expenditures in the next 12 months of approximately ~~W~~3,484 million (US$3.8 million), primarily for upgrade of our technology and purchase of land for our new headquarters. In 2006, we committed to purchase office space in government-subsidized Pankyo Technology Park to move our new headquarters in the future whereby approximately ~~W~~5,230 million (US$5.6 million) became payable in installments over a three-year period, from 2006 to 2008, of which approximately ~~W~~565 million has been paid in 2006 and approximately ~~W~~2,333 million is due in each of 2007 and 2008.

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

Research and development expenses for 2004, 2005 and 2006 were approximately ~~W~~3,211 million, ~~W~~3,503 million and ~~W~~5,834 million (US$6.3 million), respectively. As of December 31, 2006, we had a total of 52 research and development personnel.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2006 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements.

We have no outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular disclosure of Contractual obligations.

The following table sets forth our contractual obligations as of December 31, 2006:

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in millions of Korean Won)
Contractual Obligations
Long-term debt obligations(1)	~~W~~458	~~W~~291	~~W~~167	~~W~~—	~~W~~—
Operating lease obligations(2)	723	434	289	—	—
Purchase obligations(3)	1,515	1,515	—	—	—
Property Purchase Obligations(4)	4,666	2,333	2,333	—	—

Total	~~W~~7,362	~~W~~4,573	~~W~~2,789	~~W~~—	~~W~~—

(1)	Includes current portion and excludes short-term borrowings.
(2)	Operating lease obligations consist of operating leases for our office space.
(3)	Purchase obligations consist of purchase orders outstanding for purchase of wafers from our suppliers and are net of value-added tax, or VAT.
(4)	For purchase of property in Pankyo Technology Park.

Other than our borrowings and contractual obligations set forth above, we do not have any long-term commitments.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Directors and Executive Officers

The following table sets forth the name, age, position and first appointment date of our directors and executive officers as of May 31, 2007:

Name	Age	Position	Date First Elected or Appointed
Seo Kyu Lee	48	President, Chief Executive Officer, and Director (Representative Director)	April 12, 2000
Sang Soo Lee	48	Chief Technology Officer, Executive Vice President and Director	December 1, 2004 (officer); June 30, 2005 (director)
Hoang Taig Choi	56	Chief Financial Officer, Senior Vice President, and Director	April 2, 2007
Hae-Su Hwang	42	Chief Operating Officer	March 8, 2007
Dongwoo Chun	63	Independent Director	October 14, 2005
Ha Jin Jhun	49	Independent Director	October 14, 2005
Choong-Ki Kim	65	Independent Director	October 14, 2005
Taek Jin Nam	41	Independent Director	October 14, 2005
Euy Hyeon Baek	43	Vice President	October 23, 2000
Ou Seb Lee	48	Vice President	December 26, 2001
Chang-Soo Park	51	Vice President	December 18, 2006
Won-Ki Kim	46	Country Manager	November 27, 2006
Jawoong Lee	50	Technical Director	November 1, 2005
Sung Su Lee	39	Technical Director	August 21, 2000

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

Hoang Taig Choi has served as our chief financial officer since April 2, 2007. Mr. Lee received his bachelor’s degree in business administration from Pusan National University in 1975. He has nearly thirty years of finance, accounting and tax experience working at LG Electronics and related LG Group companies, most recently as Vice President of Tax and Accounting at LG Phillips LCD.

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

Dongwoo Chun has served as our independent director since October 14, 2005. Mr. Chun received a bachelor’s degree in 1967, a master’s degree in 1969 and a Ph.D. in electronic engineering in 1976, from Seoul National University, University of California, Berkeley and University of Texas, Austin, respectively. He started his career as a senior engineer at Hewlett-Packard Company in 1975 and served in various senior engineer and management roles with Hyundai Electronics Industries Co., Ltd., LGS, and Silicon Magic Inc. From 2000 to 2001, he served as a vice president of the operations and image processing department at Cirrus Logic, Inc. He then served as a statutory auditor at Dongbu HiTek from 2002 to 2005. Mr. Chun is currently an independent director of LG-Philips LCD Co., Ltd. and has served in such position since 2005.

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

Chang-Soo Park has served as our vice president of sales and marketing since December 2006. Mr. Park received his bachelor’s degree in history from Kyunghee University in 1980. Mr. Park brings with him over 25 years of sales, marketing and corporate development experience, most recently having served as the vice president of sales and marketing at Kyobo Life Insurance Co., Ltd.

Won-Ki Kim has served as our Country Manager in Taiwan since November 27, 2006. Mr. Kim received his bachelors’ degree in Electrical Engineering from Dongkuk University in 1987. Mr. Kim brings with him over 20 years of sales and marketing experience, and most recently served as Chief Marketing Officer at K9 Inc.

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

Hae-Su Hwang has served as our chief operating officer since March 8, 2007. Mr. Hwang received his bachelor’s and master’s in political science from Michigan State University in 1988 and 1990, respectively. Prior to serving s our chief operating officer, Mr. Hwang most recently served as the general manager of our sales and marketing department.

The business address of each of our directors and executive officers is our principal executive office at 6th Floor, Gyeonggi R&DB Center, 906-5 Iui-dong, Yeongtong-gu, Suwon-si, Gyeonggi-do 443-766. Korea.

B. Compensation.

As of the date of this annual report, we do not have any outstanding loans or credit extended to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. In 2006, the aggregate amount of compensation paid by us to all of our directors and executive officers was ~~W~~3,084 million (US$3.3 million), which does not include ~~W~~320 million (US$0.3 million) set aside or accrued to provide for retirement or similar benefits to our directors and executive officers.

Under the Korean Labor Standards Act and the Korean Act on Guarantee of Employee’s Severance, we are required to pay a severance amount to eligible employees, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director, ranges from 1.5 to 3. As of December 31, 2006, we have accrued ~~W~~455 million, representing 100% of our severance liability as of such date.

In addition, the senior management may be entitled to special severance allowances upon their individual voluntary or involuntary termination of employment. The Compensation Committee will decide whether such severance allowances should be paid and if so, the amount of such severance allowances. The severance allowances may not exceed (i) the annual salary, in the case of our chief executive officer and representative director, (ii) the respective nine-month salary, in the case of our executive and senior vice presidents, and (iii) the respective six-month salary, in the case of our vice presidents and technical directors. Such severance allowances have not yet been determined for 2006 by the Compensation Committee.

On January 20 and July 25, 2006, upon approval of the Compensation Committee of our board of directors on January 13, 2006, we paid ~~W~~940 million and ~~W~~620 million, respectively, as a special bonus to our senior management. This bonus was paid to compensate the members of our senior management for their increased responsibilities related to serving in the management of a publicly-traded company.

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

As of December 31, 2006, stock options to purchase a total of 900,352 common shares have been granted, representing 14.01% of our total number of common shares issued and outstanding, of which options to purchase 591,289 common shares were granted to the six directors and five executive officers named below, and options to purchase 690,802 common shares were granted to a total of 66 eligible employees. Pursuant to the relevant stock option agreements, each granted stock option confers the right on the grantee to purchase one of our common shares at the applicable exercise price.

The following table sets forth the details of the stock option grants made to our directors and executive officers, including the names of the option holders, the applicable grant date, the applicable number of options granted, the applicable exercise periods, and the applicable exercise price as of December 31, 2006.

Name	Date of Grant	Number of Granted Options	Exercise Period	Exercise Price (in Korean Won)
Directors
Sang Soo Lee	12/10/04	60,000	12/10/2006 –12/09/2009	(Won)2,000
	08/26/05	40,000	08/26/2007 –08/25/2010	6,500
Moon Sung Kim(1)	03/25/05	30,000	03/25/2007 –03/24/2010	6,500
	08/26/05	20,000	08/26/2007 –08/25/2010	6,500
	03/31/06	30,000	03/31/2008 –03/30/2011	18,500
Dongwoo Chun	11/25/05	3,000	11/25/2007 –11/24/2010	6,500
Ha Jin Jhun	11/25/05	3,000	11/25/2007 –11/24/2010	6,500
Choong-Ki Kim	11/25/05	3,000	11/25/2007 –11/24/2010	6,500
Taek Jin Nam	11/25/05	3,000	11/25/2007 –11/24/2010	6,500

Executive Officers
Euy Hyeon Baek	03/14/03	119,220	03/14/2005 –03/13/2008	500
	04/25/03	14,391	04/25/2005 –04/24/2008	500
	08/26/05	20,000	08/26/2007 –08/25/2010	6,500
Ou Seb Lee	04/25/03	35,000	04/25/2005 –04/24/2008	500
	12/10/04	40,000	12/10/2006 –12/09/2009	2,000
Chang Hyun Rho	08/17/04	36,000	08/17/2006 –08/16/2009	1,800
	08/26/05	10,000	08/26/2007 –08/25/2010	6,500
Jawoong Lee	08/26/05	10,000	08/26/2007 –08/25/2010	6,500
Sung Su Lee	03/14/03	114,678	03/14/2005 –03/13/2008	500

(1)	Has left the Company on February 28, 2007, and all of his unexercised options were cancelled during a board of directors meeting held on March 8, 2007.

In addition, on March 30, 2007, we granted stock options to purchase 253,508 common shares to directors and employees at an exercise price of ~~W~~3,400.

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

Audit Committee

Pursuant to the Korean Commercial Code and in accordance with our articles of incorporation, the audit committee must consist of three or more directors. Our audit committee currently consists of Dongwoo Chun, Ha Jin Jhun and Taek Jin Nam. Mr. Chun previously served as a statutory auditor of Dongbu HiTek from 2002 to 2005 and Mr. Nam served as our statutory auditor from 2003 to 2005. In their respective roles as a statutory auditor, each of Mr. Chun and Mr. Nam had responsibilities similar to those required for a member of an audit committee for Dongbu HiTek and for our company, respectively. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15), meet the criteria for independence set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and have not participated in the preparation of the financial statements of our company or any current subsidiary of our company at any time during the past three years. All of our independent directors are financially literate and have accounting or related financial management expertise, and Taek Jin Nam has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A). Furthermore, under the Korean Commercial Code, no more than one-third of the members of the audit committee shall have any of the following qualities:

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

D. Employees.

As of December 31, 2006, we had a total of 137 full-time employees, 91 located at our headquarters in Korea and 46 located in our foreign offices in China, Taiwan and the United States. Of the 137 full-time employees, 22 were staffed in sales and marketing, 52 in research and development, 30 in production management and quality control, and 33 in administration and management.

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

Pursuant to the Korean National Pension Law, our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. In order to fund the annuity, we are required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. The total amount of our payments to the National Pension Corporation in 2005 and 2006 was ~~W~~73 million and ~~W~~109 million, respectively.

E. Share ownership.

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of December 31, 2006, by each person who is known to us to be the beneficial owner of more than 5.0% of our common shares, each of our directors, each of our named executive officers and all of our directors and executive officers as a group.

	Common Shares Beneficially Owned
Name	Number(1)	Percent(2)
Five Percent and Greater Shareholders
MIC 2001-4TG Venture(3)	340,785	5.30%
Directors and Executive Officers(7)
Seo Kyu Lee	1,051,524	16.37
Sang Soo Lee(4)	20,000	*
Hoang Taig Choi	—	—
Dongwoo Chun	—	—
Ha Jin Jhun	—	—
Choong-Ki Kim	—	—
Taek Jin Nam	—	—
Euy Hyeon Baek(4)(5)	170,772	2.63
Ou Seb Lee(4)	48,334	*
Jawoong Lee	—	—
Sung Su Lee(4)(6)	145,646	2.23
All directors and executive officers as a group (11 persons)	1,436,276	21.66

*	Less than 1%.
(1)	Beneficial ownership of each listed person in the table is based on the number of common shares held on December 31, 2006 and the number of common shares that can be acquired by such person upon full exercise of all options exercisable within 60 days from December 31, 2006.
(2)	The number of common shares outstanding used in calculating the percentage for each listed person include the 6,425,072 common shares outstanding as of December 31, 2006 and the common shares underlying the options held by such person exercisable within 60 days from December 31, 2006.
(3)	Information and Telecommunications Investment MIC 2001-4TG Venture Partnership, or MIC, is a Korean limited partnership managed by its general partner, Q Capital Partners Co., Ltd., or QCP, a Kosdaq registered investment banking company in Korea. The voting and investment power over shares owned by MIC is controlled and managed by QCP’s investment committee. The committee members include Mr. Jong Hoo Yoo, the chief executive officer of QCP, Mr. Jung Soo Ye, Mr. Kyu Yeob Choi and Mr. Eun Sang Yoo, all executive officers of QCP. The largest shareholder of QCP is Q Capital Holdings, Co., Ltd. owning 31.9% of QCP, while Mr. Yoo, owns 4.9% of QCP. The address of MIC is 8th Floor, Seoul Venture Town (Aju) Bldg., 679-5, Yeoksam-Dong, Gangnam-gu, Seoul 135-978, Korea.

(4)	Includes the common shares underlying all the options held by this person and exercisable within 60 days from December 31, 2006.
(5)	Includes 37,161 common shares held by Kun Ok Kim, who is the wife of Mr. Baek.
(6)	Includes 30,968 common shares held by Hyun Sook Kim, who is the wife of Mr. Lee.
(7)	The address of our current directors and executive officers is c/o Pixelplus Co., Ltd., 6th Floor, Gyeonggi R&DB Center, 906-5 Iui-dong, Yeongtong-gu, Suwon-si, Gyeonggi-do 443-766, Korea.

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

Relationship with Pixelplus Technology Inc.

In September 2004, we entered into a cooperation agreement with PTI, currently our consolidated subsidiary in Taiwan, whereby both parties have agreed to cooperate in the sale of our products and related business. This agreement is valid for a term of three years, which term will be automatically renewed annually if neither party objects. Under this agreement, we have agreed to supply our products, allow PTI to use our trademark and provide related technical support on favorable payment terms. PTI is the exclusive distributor of our products in Taiwan. We retain the intellectual property rights related to products we supply to PTI. Intellectual property relating to jointly-developed products will be jointly owned by PTI and us.

In August 2004, we acquired 42.9% equity interest in PTI for approximately ~~W~~510 million. In February 2005, PTI issued additional shares of its capital stock in a private placement transaction in which we did not participate and our equity interest was decreased to 31.9%. In June 2005, we made an additional capital contribution of ~~W~~488 million (US$0.5 million) in PTI, which raised our equity interest from 31.9% to 37.5%.

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

Mr. Won Ki Kim, our vice president, has been a member of PTI’s board of directors since December 4, 2006 and Mr. Ou Seb Lee, our vice president, has been a member of PTI’s board of directors since August 27, 2004. Mr. Won Ki Kim and Mr. Ou Seb Lee do not receive any compensation for serving as a director of PTI and do not hold any equity interest in PTI.

Relationship with Tesna

In 2005, almost all of our wafer and CSP testing were conducted by Tesna, in which we hold a 13.9% equity interest. See Item 4 of this annual report, “Information on the Company—Manufacturing—Wafer and CSP Testing.” We have incurred fees totaling ~~W~~1,854 million, ~~W~~2,142 million and ~~W~~3,289 million to Tesna for its testing services in 2004, 2005 and 2006, respectively.

On March 27, 2003, we provided an interest-free loan of approximately ~~W~~457 million to Tesna for the upgrade and improvement of its testing services. On May 27, 2004, we provided another loan in the amount of ~~W~~250 million with an annual interest rate of 8.0% to Tesna to help meet its working capital requirements. The aggregate principal amount of our loan to Tesna was ~~W~~707 million, out of which ~~W~~250 million in principal and ~~W~~0.7 million in interest were repaid by Tesna in cash on May 31, 2004 and July 15, 2004, respectively. The remaining principal amount of approximately ~~W~~457 million was offset as consideration for our purchase of a 20.0% equity interest in Tesna on May 27, 2004. On May 4, 2005, Tesna issued additional shares to third parties, resulting in our equity interest being diluted to 13.9%. We recognized a dilution gain of ~~W~~337 million (US$0.4 million) in 2005.

Relationship with Mirae Accounting and Mr. Taek Jin Nam

In February 2003, we entered into a verbal agreement with Mirae Accounting, whereby Mirae Accounting provides us with tax calculation and filing services. Mr. Taek Jin Nam, who has been our statutory auditor since April 25, 2003 and our independent director since October 14, 2005, has been an employee of Mirae Accounting during the same period. Under Korean law, a statutory auditor is a non-employee individual retained in order to review and examine (i) the agenda for the general meeting of shareholders, (ii) the financial statements and other reports to be submitted by the board of directors at the general meeting of the shareholders and (iii) the administration of the board of directors. In addition, since early 2005, Mirae Accounting has also been providing auditing services to Tesna. As of December 31, 2004, the total amount of fees, including value-added tax, or VAT, that we have paid to Mirae Accounting for its tax services performed between February 2003 and December 31, 2004 is approximately ~~W~~8 million. Mirae Accounting has not provided any service to us, and we have not made any payments for service to Mirae Accounting, since Mr. Nam became our independent director.

Personal Loans to Employees

As of December 31, 2006, we had outstanding personal loans to five non-executive employees in the aggregate principal amount of ~~W~~178 million (US$0.2 million). Of this amount, (i) ~~W~~20 million was extended to an employee and shareholder on December 26, 2004 at a below market annual interest rate of 3.0%, scheduled to be repaid by March 25, 2010, (ii) ~~W~~60 million was extended to an employee on February 24, 2005, scheduled to be repaid on February 23, 2012, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term, (iii) ~~W~~40 million was extended to an employee on July 24, 2003, scheduled to be repaid on July 31, 2010, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term, (iv) ~~W~~15 million was extended to an employee on July 25, 2005, scheduled to be repaid on July 24, 2012, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term, (v) ~~W~~15 million was extended to an employee on July 18, 2005, scheduled to be repaid on August 1, 2012, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term, and (vi) ~~W~~28 million was extended to an employee and shareholder on August 28, 2006 at a below market annual interest rate of 3.0%, scheduled to be repaid by August 28, 2007.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information.

Please see our consolidated financial statements which are included in Item 18 of this annual report, “Financial Statements.”

Legal proceedings

On or about April 17, 2006, our chief executive officer, Seo Kyu Lee, our former chief financial officer, Moon Sung Kim, and our chief technology officer, Sang Soo Lee, were named as defendants in a purported shareholder class action lawsuit filed in the United States District Court for the Southern District of New York, or New York Federal Court, Case No. 06-CV-2951, styled “Michael Y. Kim v. Seo Kyu Lee, et al.” The lawsuit alleges violations of the Securities Act and the Exchange Act during a period from December 21, 2005 through April 11, 2006. The plaintiff’s allegations concern our correction of revenue numbers for the fourth quarter of 2005 and fiscal year 2005 and the decision to consolidate the financial results of PTI. The plaintiff alleges that we made false and misleading statements about these issues in our initial public offering documents and in other public statements and seeks unspecified damages. Four similar purported shareholder class action lawsuits were subsequently filed as follows:

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

In March 2007, the United States District Court for the Southern District of New York appointed West End Capital Management (“West End”) as the lead plaintiff in the consolidated class action lawsuit against us and our underwriters – Jefferies & Co., Inc., WR Hambrecht & Co., LLC and our prior auditors, PricewaterhouseCoopers International Limited. The parties have reached an agreement on a timeline for the next phase of the litigation, and a stipulation has been entered to that effect. According to the schedule: (1) lead plaintiff West End will file an amended complaint by June 23, 2007, which will supersede all existing class action complaints; (2) we and our underwriters will file our motions to dismiss no later than 60 days from the date the amended complaint is filed (by August 22, 2007); (3) West End will file its opposition to the motions to dismiss no later than 60 days from the date the motions are filed (by October 21, 2007); and (4) we and our underwriters will have 30 days from the filing of the opposition to file our replies (by November 20, 2007). Our counsel is engaged in preliminary discussions about holding a voluntary mediation to discuss settlement after the consolidated amended complaint and our motion to dismiss are filed. Our counsel will keep us apprised of further discussions on mediation. At this time, we cannot predict the final conclusion of outcome of the shareholder litigation, including any damages which need to be paid or any amounts which may be paid as part of a settlement.

We believe we have meritorious defenses to the claims alleged in these lawsuits and intend to defend against the lawsuits vigorously.

On June 10, 2005, we received a letter from MagnaChip asserting that one of our 1.3 megapixel CMOS image sensors infringes two of MagnaChip’s Korean patents. We have reviewed these two patents and we do not believe there is a valid claim against us under either of the patents. On July 29, 2005, we sent a response letter to MagnaChip requesting a further elaboration of the claims mentioned in its original letter and a specific identification of the areas of alleged infringement. On August 4, 2005, MagnaChip sent a follow-up letter to us continuing to assert the claims of patent infringement, along with alleged technical support material for its claims. On November 14, 2005, we initiated cancellation proceedings with the Intellectual Property Tribunal of the Korean Intellectual Property Office, or KIPO, to cancel and invalidate the disputed photo diode and sensor patents claimed by MagnaChip. We plan to vigorously defend ourselves against any claim that may ensue from these allegations.

On April 3, 2006, MagnaChip filed a patent infringement lawsuit in Seoul Central District Court alleging that we infringed four of MagnaChip’s Korean patents involving the (i) photo diode patent, (ii) sensor patent, (iii) color filter patent, and (iv) contact hole process patent and seeking damages of approximately ~~W~~12,000 million. The four patents in (i), (ii), (iii), and (iv) are the same patents in our current cancellation and invalidation proceedings with the Intellectual Property Tribunal in KIPO described above. We believe we have meritorious defenses to the claims alleged and intend to defend against this lawsuit vigorously.

In September 2006, we obtained a positive and commendatory ruling from KIPO granting our request to effectively cancel and invalidate the disputed photo diode and sensor patents claimed by MagnaChip. From this development, in October 2006, MagnaChip’s claims on the photo diode and sensor patents were completely withdrawn from the Seoul Central District Court.

In November 2006, MagnaChip filed an appeal on one specific item (out of a total of thirteen separate items) on the sensor patent with the Patent Court, and we engaged in a hearing for that appeal in the Patent Court on June 14, 2007. In November 2006, MagnaChip filed three additional patent infringement claims in Seoul Central District Court, and we engaged in a preliminary hearing on those infringement claims on June 13, 2007, and are scheduled to engage in the next hearing for such claims in the Seoul Central District Court on August 22, 2007. Separately on May 11, 2007, we initiated cancellation and invalidation proceedings on these new patent infringement claims with the Intellectual Property Tribunal of KIPO, and also plan to vigorously defend against these claims in Seoul Central District Court. On December 20, 2006, we obtained a positive and affirmative ruling from the Intellectual Property Tribunal of KIPO granting our request to effectively cancel and invalidate the disputed contact hole process patent claimed by MagnaChip. In January 2007, MagnaChip filed and appeal on the contact hole patent with the Patent Court. Unlike our favorable ruling on the disputed contact hole process patent, we did not obtain a positive ruling from the Intellectual Property Tribunal of KIPO on the cancellation and invalidation of the disputed color filter patent alleged by MagnaChip. In January 2007, to reverse this ruling and obtain a positive decision on the color filter patent, we filed an appeal on the color filter patent with the Patent Court.

On February 9, 2007, we obtained a positive and affirmative ruling in the patent infringement proceedings from the Seoul Central District Court on the disputed color filter and contact hole process patents claimed by MagnaChip. In March 2007, MagnaChip filed an appeal with respect to the Seoul Central District Court’s decision on the color filter and contact hole process patents with the Seoul Court of Appeals.

On February 22, 2007, we filed a lawsuit for defamation and tortuous interference with business relationships against MagnaChip in Seoul Central District Court. Our lawsuit sought monetary damages, plus interest, against MagnaChip. Separately, we filed a preliminary injunction against MagnaChip to obtain an order from the Seoul Central District Court that would have required MagnaChip to refrain from engaging in certain acts which we believed had and would have continued to negatively impact our business relationships with our existing and potential customers. However, on March 30, 2007, we completely withdrew our claims in our preliminary injunction and lawsuit for defamation and tortuous interference with business relationships against MagnaChip in Seoul Central District Court. On May 15, 2007, MagnaChip responded by filing their own lawsuit against us in Seoul Central District Court for damages MagnaChip allegedly sustained arising from the above lawsuit we filed against them on February 22, 2007.

On October 31, 2004, we filed a claim with the Suwon District Court against Maxon, our fourth largest customer in terms of sales in 2004, for unpaid accounts receivables in the amount of ~~W~~1,392 million (US$1.5 million). On January 14, 2005, the court awarded a judgment in our favor of the full amount of our claim. However, Maxon has not paid the judgment awarded to us due to deterioration of its financial condition. In response, we have joined the Council for Commercial Creditors of Maxon, which has been voluntarily formed by the creditors of Maxon, and have designated this Council to negotiate a settlement on our behalf. We have provisioned 100% of the amount awarded by the court after recognition of translation loss, or approximately ~~W~~1,119 million (US$1.2 million), as an allowance for doubtful accounts.

On March 22, 2005, Telson, one of our customers, was declared bankrupt by the Bankruptcy Division of the Seoul Central District Court. As a result, a court administrator was appointed to liquidate Telson, and we have filed our claims in the amount of ~~W~~191 million (US$0.2 million) with the administrator in April 2005. We have written off the entire amount of ~~W~~191 million.

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

From January 1, 2006 to May 31, 2007, the trading price of our ADSs on Nasdaq ranged from US$12.08 to US$0.79 per ADS.

The following table provides the high and low trading prices for our ADSs on Nasdaq for (1) the first quarter of 2006 and (2) each of the months since our initial public offering.

	Sales Price
	High	Low
Quarterly highs and lows
First Quarter of 2007	$2.15	$1.10
Monthly highs and lows
July 2006	2.20	1.31
August 2006	2.40	1.56
September 2006	2.10	1.73
October 2006	1.87	1.45
November 2006	1.75	1.10
December 2006	2.95	1.57
January 2007	2.15	1.56
February 2007	1.78	1.38
March 2007	1.50	1.10
April 2007	1.35	1.11
May 2007	1.30	0.75
June 2007 (for the period to and including June 22, 2007)	0.80	0.79

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

General

At December 31, 2006, our total authorized share capital consists of 10,000,000 shares, comprised of common shares, par value ~~W~~500 per share and non-voting preferred shares, par value of ~~W~~500 per share.

On December 20, 2005, our articles of incorporation were amended and restated to, among other things, remove all provisions regarding the Series A preferred shares. As of May 31, 2007, we had 6,472,073 common shares issued and outstanding.

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

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period and (iii) the earned surplus reserve to be set aside for the annual dividend. We shall accumulate, as the earned surplus reserve, the amount of at least 1/10 of the cash dividend at each period for the settlement of accounts until such reserve reaches half of our stated capital. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit.

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

Distribution of Free Shares

In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus reserve or earned surplus reserve to our stated capital in the form of shares issued without consideration. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings. We have distributed a total of 535,000 free common shares to our then existing shareholders on September 19, 2000, and a total of 1,302,000 free common shares to our then existing shareholders on December 21, 2000. We have no intention of making such a distribution in the near future.

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

C. Material contracts.

Wafer Foundry Service Agreement

On November 3, 2003, Dongbu HiTek and O-JIN Inc. (as successor by merger to T2Net Technology Co., Ltd.) entered into a wafer foundry service agreement with us, under which Dongbu HiTek, through T2Net (Dongbu HiTek’s distributor), agreed to supply us with image sensor products and certain wafer-related processing services. The wafer foundry service agreement states that we are to provide payments for the products and services to Dongbu HiTek through T2Net. The term of this agreement is one year and is automatically renewable for one-year periods. The agreement is subject to termination by either party in the event of a failure to cure a breach, insolvency, bankruptcy, or an attachment over or disposition of major assets.

Basic Agreement

On September 17, 2004, Dongbu HiTek entered into a basic agreement with us, under which we provide Dongbu HiTek with drawings, details on manufacturing process, other relevant information, and probe testing services in connection with Dongbu HiTek’s supply of CMOS Image Sensors to Sharp. The basic agreement states that Dongbu HiTek provide payment of services fees to us. The term of this agreement is one year and is automatically renewable for one-year periods. The agreement is subject to termination by either party in the event of a failure to cure a breach, impossibility of performance, bankruptcy, or termination of the relevant agreement between Dongbu HiTek and Sharp.

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

Foundry Agreement

On November 22, 2005, UMC entered into a foundry agreement with us, under which UMC provides us with certain semiconductor wafers. The term of this agreement is five years. This agreement is subject to termination by either party in the event of a failure to cure a breach, bankruptcy, or insolvency. Further, either party may terminate this agreement by giving a one-year prior written notice to the other party. To date, UMC has not commenced commercial production of wafers for us.

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

Restrictions Applicable to Shares

An investment by a foreign investor (i) of not less than 10% of the outstanding shares of a Korean company, and (ii) in an amount not less than ~~W~~50 million is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Commerce, Industry and Energy which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company.

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

Passive Foreign Investment Company

Based on the price of our common shares and ADSs during our 2006 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe that we were a PFIC for our 2006 taxable year. Further, there is a significant risk that we will be a PFIC for our 2007 taxable year and we may be a PFIC for any future taxable year.

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

Not applicable.

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

Following our initial public offering, we invested the net proceeds from our initial public offering in interest-bearing money-market accounts and deposit accounts in Korea. On January 20, and July 25, 2006 upon approval of the Compensation Committee of our board of directors on January 13, 2006, we paid ~~W~~940 million and ~~W~~620 million, respectively, as a special bonus to our senior management. In addition, as of the date of this annual report, we have used approximately ~~W~~10,640 million (US$11.4 million) of the net proceeds from our initial public offering for repayment of certain outstanding debt.

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

Item 15. Controls and Procedures

(a) Disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006. Based on this evaluation, our chief executive officer and chief financial officer had concluded that, as of December 31, 2006, as a result of the material weaknesses in our internal control over financial reporting which management had identified in 2005 in connection with the preparation of our initial public offering and as further described below, our internal control over financial reporting and procedures related thereto were still not effective to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our senior management including our chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure.

(b) Internal control over financial reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Our management is continuously seeking to enhance our internal control over financial reporting with the objective of addressing material weaknesses that it has identified so that our internal control can provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness, as defined under Standards of the Public Accounting Oversight Standard Board (United States), is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management identified the following material weaknesses in our internal control over financial reporting as of December 31, 2005 and has determined that these weaknesses remain as of December 31, 2006.

1.	We did not retain accounting staff with sufficient depth and skill in the application of U.S. GAAP commensurate with the reporting requirements of a U.S. registrant. Although we had hired two accounting team members with U.S. GAAP experience to address this problem shortly after our initial public offering, these two accountants have recently resigned. As such, this material weakness persists and could result in a material misstatement of our consolidated financial statements due to misapplication of accounting principles.

2.	We did not have adequate internal review procedures and effective controls over establishing and maintaining accounting policies, consistent with U.S. GAAP, specifically related to revenue recognition, valuation of accounts receivable, valuation of inventory, accounting for share-based compensation and consolidation accounting. This material weakness could result in a material misstatement of our consolidated financial statements.

3.	As part of our financial statement close process, we rely heavily on spreadsheet programs to generate our financial records and data. Additionally, we do not have the appropriate controls over the output from these spreadsheets to ensure that our consolidated financial statements are free of material misstatement or other inaccuracies resulting from computational or other output errors. This material weakness could result in a material misstatement in our consolidated financial statements.

4.	We did not maintain an adequate periodic reconciliation process for transactions and balances between our subsidiaries, equity investees and third party contractors. This material weakness could result in a material misstatement in a number of our financial accounts included in our consolidated financial statements.

(c) Changes in internal control over financial reporting

The weaknesses discussed above had been identified during our evaluation of our internal control over financial reporting in connection with the preparation of the annual report for the year ended December 31, 2005. However, as a result of our financial and operational difficulties in 2006, we were not able to effectively carry out all of the planned remediation efforts that we had initially planned to address during 2006.

We are aware of the importance of maintaining controls and procedures and are working towards improving our controls and procedures. According to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to include an internal control report of management with our annual report on Form 20-F for the first fiscal year ending on or after December 15, 2007 by June 30, 2008. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) starting with annual report on Form 20-F for the first fiscal year ending on or after December 15, 2008 by June 30, 2009, a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting.

In preparing the required Section 404 evaluation described above, we are planning to perform a system and process evaluation and testing process (and taking actions to remedy any problems) in an effort to comply with such requirements by the effective date for compliance.

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

Beginning in the first quarter of 2007, we adopted a document retention policy and have begun utilizing a new enterprise resource planning system to support U.S. GAAP reporting and continue to customize the system to fit our accounting and financial reporting processes.

(d) Plans for remediation efforts

To address the material weaknesses in our internal controls going forward, and to fill the positions that became available as a result of the recent departures by our accounting experts, we are currently in the process of finding replacement personnel with qualified U.S. GAAP experience. We will implement measures to minimize our use of spreadsheets by enhancing our enterprise resource planning system and enhance our method of conducting periodic reconciliations with our subsidiaries, equity investees and third party contractors. Although we hope to be able to address these weaknesses in a timely manner, we cannot be certain that we’ll be successful in implementing our remedial measures or that these measures will ensure that we achieve and maintain adequate controls over our financial processes and reporting in the future. If we fail to achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results or reduce our ability to prevent or detect fraud.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees in connection with certain professional services rendered by Samil PricewaterhouseCoopers for the years ended December 31, 2004 and 2005, and by Ernst & Young Han Young for the year ended December 31, 2006, independent registered public accounting firms.

	For the year ended December 31,
	2004		2005		2006
Audit fees	US$	126,371	US$	519,847	US$	425,975
Audit related fees		—		861,105		0
Tax fees		—		2,700		0
All other fees		—		—		—

Total	US$	126,371	US$	1,383,652	US$	425,975

Ernst & Young Han Young will not be our auditor going forward. Note that we did not have any disagreement with our auditors.

Audit Committee Pre-Approval Policy and Procedures

Our audit committee charter (adopted in November 2005) states that we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service.

Our audit committee pre-approved all audit and non-audit services provided by our independent public accountant during 2006.

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

Item 18. Financial Statements.

The consolidated financial statements for our company are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description
1.1*	Articles of Incorporation of the Registrant (English translation)

2.1*	Specimen common share certificate (English translation)

2.2*	Specimen American Depositary Receipt

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary and holders of American Depositary Receipts

4.1*	Form of 2003 Stock Option Agreement (English translation)

4.2*	Form of 2004 Stock Option Agreement (English translation)

4.3*	Termination Agreement, dated November 28, 2005, by and among JATF, MIC, Korea Venture Fund, certain common shareholders and the Registrant

4.4*	(Purchase) Basic Transaction Agreement, dated February 1, 2005, by and between the Registrant and Samsung Electro-Mechanics (English translation)

4.5*†	Wafer Foundry Service Agreement, dated November 3, 2003, by and among the Registrant, Dongbu Electronics Co., Ltd. and T2Net Technology Co., Ltd. (English translation)

4.6*†	Basic Agreement, dated September 17, 2004, by and between the Registrant and Dongbu Electronics Co., Ltd. (English translation)

4.7*	Form of Purchase Order from Ningbo Bird Co., Ltd.

4.8*†	Testing Agreement, dated May 31, 2004, by and between the Registrant and Tesna Co., Ltd. (English translation)

4.9*	Form of Bundang Lease Agreement (English translation)

4.10*	Loan guarantee issued by Seo Kyu Lee to Citibank (formerly known as Hanmi Bank) for the benefit of the Registrant (English translation)

4.11*	Loan guarantee issued by Seo Kyu Lee to Hana Bank for the benefit of the Registrant (English translation)

4.12*	Loan guarantee issued by Seo Kyu Lee to Industrial Bank of Korea for the benefit of the Registrant (English translation)

4.13*	Loan guarantee issued by Seo Kyu Lee to Korea Exchange Bank for the benefit of the Registrant (English translation)

4.14*	Shareholders Agreement, dated March 7, 2003, by and among the Registrant and certain shareholders of the Registrant

4.15*	Cooperation Agreement, dated September 20, 2004, by and between the Registrant and Pixelplus Technology Inc.

4.16*†	Foundry Agreement, dated November 22, 2005, by and between the Registrant and United Microelectronics Corporation

4.17^	Shareholders’ Agreement, dated June 1, 2005, by and between the Registrant and certain other shareholders of Pixelplus Technology Inc.

4.18†	Commodity Purchase Agreement, dated October 14, 2005, by and between the Registrant and Logitech Europe S.A.

4.19^	Form of 2005 Stock Option Agreement (English Translation)

4.20	Form of 2006 Stock Option Agreement (English Translation)

8.1^	List of Subsidiaries of the Registrant

Exhibit Number	Description
11.1^	Code of Business Conduct and Ethics

11.2^	Code of Ethics for Chief Executive Officer and Senior Financial Officers

12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)

12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)

13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)

13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)

•	Previously filed with the relevant Registration Statement on Form F-1.
^	Previously filed with the Company’s 2005 Annual Report on Form 20-F.
†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 29th day of June, 2007.

PIXELPLUS CO., LTD.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

PixelPlus Co., Ltd. and subsidiaries

Index

December 31, 2005 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	F-1

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-2

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006	F-3

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2004, 2005 and 2006	F-4 - F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006	F-6 - F-7

Notes to Consolidated Financial Statements	F-8 - F-34

■ ERNST & YOUNG HANYOUNG Taeyoung Bldg., 3F~8F 10-2, Yeoido-dong, Youngdeungpo-gu, Seoul 150-777 Korea	■ Phone: 3787-6600 Fax: 783-5890

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Pixelplus Co., Ltd.

We have audited the accompanying consolidated balance sheet of Pixelplus Co., Ltd. (the “Company”) as of December 31, 2006, and the related statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company adopted, as of January 1, 2006, the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant operating losses in the year ended December 31, 2006 and working capital decreased significantly between December 31, 2005 and 2006. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The 2006 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

June 8, 2007

PIXELPLUS CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2005 and 2006

(Korean won in millions and U.S. dollar in thousands)

	2005		2006		(Note 4) 2006
					(Unaudited)
ASSETS
Cash and cash equivalents (Note 5)	~~W~~	31,040	~~W~~	12,224	$13,144
Restricted cash (Notes 3 and 12)		1,412		945	1,016
Accounts receivable, net (Note 6)		11,695		4,989	5,365
Inventories, net (Note 7)		8,708		4,986	5,361
Other current assets (Note 10)		1,377		2,244	2,413

Total current assets		54,232		25,388	27,299

Memberships		—		1,686	1,813
Property and equipment, net (Note 9)		1,209		2,149	2,311
Other non-current assets (Note 10)		2,678		2,365	2,543

Total assets	~~W~~	58,119	~~W~~	31,588	$33,966

LIABILITIES AND STOCKHOLDERS’ EQUITY
Trade accounts payable (Note 14)	~~W~~	10,558	~~W~~	3,361	$3,614
Other accounts payable (Notes 11, 14)		1,255		1,306	1,405
Short-term borrowings (Note 12)		10,361		7,723	8,304
Other current liabilities (Note 13)		1,189		827	889

Total current liabilities		23,363		13,217	14,212

Long-term borrowings (Note 12)		646		167	179
Other non-current liabilities		341		468	503

Total liabilities		24,350		13,852	14,894

Commitments and contingencies (Note 17)

Minority interest		819		—	—

Stockholders’ equity:
Common shares: ~~W~~500 par value; authorized 10,000,000 shares; issued and outstanding 6,055,333 and 6,425,072 shares at December 31, 2005 and 2006, respectively		3,028		3,213	3,454
Additional paid-in capital		37,471		39,495	42,469
Accumulated other comprehensive loss		(100)		(154)	(165)
Accumulated deficit		(7,449)		(24,818)	(26,686)

Total stockholders’ equity		32,950		17,736	19,072

Total liabilities and stockholders’ equity	~~W~~	58,119	~~W~~	31,588	$33,966

See accompanying notes.

PIXELPLUS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004, 2005 and 2006

(Korean won in millions and U.S. dollar in thousands, except per share amounts)

	2004		2005		2006		(Note 4) 2006
							(Unaudited)
Revenues (Note 20):
Products	~~W~~	31,356	~~W~~	38,678	~~W~~	26,825	$28,844
Services		4,440		2,906		5,171	5,560

		35,796		41,584		31,996	34,404

Cost of revenues:
Products		31,457		30,671		29,770	32,011
Services		831		546		1,438	1,546

		32,288		31,217		31,208	33,557

Gross profit		3,508		10,367		788	847

Operating expenses:
Selling, general and administrative		3,966		6,407		12,220	13,139
Research and development		3,211		3,503		5,834	6,273

		7,177		9,910		18,054	19,412

Income (loss) from operations		(3,669)		457		(17,266)	(18,565)

Other income (expenses):
Interest income (expense), net		(230)		(539)		292	314
Foreign exchange gain (loss), net		337		194		(1,241)	(1,334)
Others, net		3		30		(109)	(117)

		110		(315)		(1,058)	(1,137)

Income (loss) before income taxes, gain (loss) from equity method investments, dilution gain and minority interest		(3,559)		142		(18,324)	(19,702)
Income tax expenses (Note 15)		234		—		—	—

Income (loss) before gain (loss) from equity method investments, dilution gain and minority interest		(3,793)		142		(18,324)	(19,702)

Gain (loss) from equity method investments, net		(272)		85		5	6
Dilution gain from equity method investment and consolidated subsidiary (Note 8)		—		411		—	—
Minority interest		—		341		818	879

Net income (loss) before cumulative effect of change in accounting principle		(4,065)		979		(17,501)	(18,817)
Cumulative effect of change in accounting principle		—		—		132	141

Net income (loss)	~~W~~	(4,065)	~~W~~	979	~~W~~	(17,369)	$(18,676)

Accretion of preferred shares (Note 16)		(1,569)		(1,927)		—	—

Net loss attributable to common shareholders	~~W~~	(5,634)	~~W~~	(948)	~~W~~	(17,369)	$(18,676)

Loss per share—basic and diluted:
Before cumulative effect of change in accounting principle		(2,353)		(356)		(2,798)	(3.01)
Cumulative effect of change in accounting principle		—		—		21	0.02

Loss per share—basic and diluted (Note 19)	~~W~~	(2,353)	~~W~~	(356)	~~W~~	(2,777)	$(2.99)

Weighted average number of shares —basic and diluted (Note 19)		2,604,000		2,664,862		6,254,054	6,254,054

See accompanying notes.

PIXELPLUS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2004, 2005 and 2006

(Korean won in millions)

	Common stock			Additional Paid-in		Accumulated Other Comprehensive		Accumulated		Total Stockholders’ Equity
	Shares	Amount		Capital		Loss		Deficit		(Deficit)
Balances at January 1, 2004	2,604,000	~~W~~	1,302	~~W~~	—	~~W~~	—	~~W~~	(2,388)	~~W~~	(1,086)
Stock options (Note 18)	—		—		494		—		—		494
Accretion of preferred stock (Note 16)	—		—		(494)		—		(1,075)		(1,569)
Currency translation adjustment	—		—		—		(40)		—		(40)
Net loss	—		—		—		—		(4,065)		(4,065)

Total comprehensive loss											(5,674)

Balances at December 31, 2004	2,604,000		1,302		—		(40)		(7,528)		(6,266)
Conversion of preferred stock to common shares (Note 16)	1,201,333		601		7,923		—		—		8,524
Issuance of common shares, net	2,250,000		1,125		29,476		—		—		30,601
Stock options (Note 18)	—		—		1,099		—		—		1,099
Accretion of preferred stock (Note 16)	—		—		(1,027)		—		(900)		(1,927)
Currency translation adjustment	—		—		—		(60)		—		(60)
Net income	—		—		—		—		979		979

Total comprehensive loss											(1,008)

Balances at December 31, 2005	6,055,333		3,028		37,471		(100)		(7,449)		32,950
Issuance of common shares, net (Note 18)	369,739		185		15		—		—		200
Stock options (Note 18)	—		—		2,141		—		—		2,141
Cumulative effect of change in accounting principle	—		—		(132)		—		—		(132)
Currency translation adjustment	—		—		—		(54)		—		(54)
Net loss	—		—		—		—		(17,369)		(17,369)

Total comprehensive loss											(17,423)

Balances at December 31, 2006	6,425,072	~~W~~	3,213	~~W~~	39,495	~~W~~	(154)	~~W~~	(24,818)	~~W~~	17,736

(continued)

See accompanying notes.

PIXELPLUS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2004, 2005 and 2006

(U.S. dollar in thousands)

(Note 4) (Unaudited)

	Common stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Loss	Deficit	(Deficit)
Balances at December 31, 2005	6,055,333	$3,255	$40,292	$(107)	$(8,010)	$35,430
Issuance of common shares, net	369,739	199	17	—	—	216
Stock options	—	—	2,301	—	—	2,301
Cumulative effect of change in accounting principle	—	—	(141)	—	—	(141)
Currency translation adjustment	—	—	—	(58)	—	(58)
Net loss	—	—	—	—	(18,676)	(18,676)

Total comprehensive loss						(18,734)

Balances at December 31, 2006	6,425,072	$3,454	$42,469	$(165)	$(26,686)	$19,072

See accompanying notes.

PIXELPLUS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2005 and 2006

(Korean won in millions and U.S. dollar in thousands)

	2004		2005		2006		(Note 4) 2006
							(Unaudited)
Cash flows from operating activities:
Net income (loss)	~~W~~	(4,065)	~~W~~	979	~~W~~	(17,369)	$(18,676)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization		308		577		797	856
Provision for allowance for doubtful accounts		1,447		11		812	873
Stock compensation expenses		494		1,099		2,141	2,301
Loss (gain) from equity method investments, net		272		(85)		(5)	(6)
Dilution gain from equity method investment and consolidated subsidiary		—		(411)		—	—
Provision for inventory losses		7,349		2,673		8,148	8,761
Minority interest		—		(341)		(818)	(879)
Cumulative effect of change in accounting principle		—		—		(132)	(141)
Others, net		(654)		26		1,140	1,225
Changes in operating assets and liabilities:
Restricted cash		(604)		62		467	502
Accounts receivable		(1,363)		(6,117)		5,523	5,939
Inventories		(7,792)		(4,035)		(4,426)	(4,759)
Other current assets		314		(440)		(681)	(732)
Other non-current assets		(90)		(760)		18	19
Trade accounts payable		(1,450)		3,676		(7,172)	(7,712)
Other accounts payable		264		622		(90)	(97)
Other current liabilities		181		70		(361)	(388)
Other non-current liabilities		25		(156)		(282)	(302)

Total adjustments		(1,299)		(3,529)		5,079	5,460

Net cash used in operating activities		(5,364)		(2,550)		(12,290)	(13,216)

Cash flows from investing activities:
Proceeds from repayment of loans by affiliates and employees		—		6		8	9
Payments on loans to affiliates and employees		(32)		(90)		(30)	(32)
Proceeds from repayment of short-term financial instruments		—		—		60	64
Payment on long-term financial instruments		(35)		(60)		(120)	(129)
Acquisition of property and equipment		(295)		(826)		(1,614)	(1,735)
Acquisition of memberships		—		—		(1,820)	(1,957)
Acquisition of investments		(653)		—		(78)	(84)
Acquisition of intangible assets		(484)		(294)		(12)	(13)

Net cash used in investing activities		(1,499)		(1,264)		(3,606)	(3,877)

Cash flows from financing activities:
Repayments of borrowings		(8,693)		(7,610)		(12,211)	(13,131)
Proceeds from borrowings		16,411		9,238		9,093	9,778
Issuance of common shares, net		—		31,987		200	215

Net cash provided by (used in) financing activities		7,718		33,615		(2,918)	(3,138)

(Continued)

See accompanying notes.

PIXELPLUS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2005 and 2006

(Korean won in millions and U.S. dollar in thousands)

	2004		2005		2006		(Note 4) 2006
							(Unaudited)
Effect of exchange rate changes on cash and cash equivalents		53		(70)		(2)	(2)

Net increase (decrease) in cash and cash equivalents		908		29,731		(18,816)	(20,233)
Cash and cash equivalents at the beginning of the year		286		1,194		31,040	33,377
Change in consolidated subsidiary		—		115		—	—

Cash and cash equivalents at the end of the year	~~W~~	1,194	~~W~~	31,040	~~W~~	12,224	$13,144

Supplemental cash flow information:
Cash paid for interest	~~W~~	261	~~W~~	567	~~W~~	377	$405

Cash paid for income taxes	~~W~~	148	~~W~~	264	~~W~~	30	$32

Non-cash financing activities:
Conversion from loans to investments on equity method investee	~~W~~	457	~~W~~	—	~~W~~	—	$—
Conversion of 1,441,600 shares of series A convertible redeemable preferred shares to common shares		—		8,524		—	—

See accompanying notes.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

1.	Corporate information

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

On December 21, 2005, the Company sold 4,500,000 American Depository Shares (“ADSs”), each representing one-half of a common share of the Company, in the Company’s initial public offering (“IPO”). The Company’s ADSs trade on The Nasdaq National Market under the symbol “PXPL”. The ADSs were offered and sold at $8.00 per ADSs. The net proceeds to the Company of the IPO after underwriter discounts and fees of ~~W~~2,308 million was ~~W~~34,131 million. The Company incurred expenses of ~~W~~3,530 million related to the IPO and deducted the expense from the net proceeds received by the Company. The Company’s IPO expense of ~~W~~3,530 million consists of professional fees, registration fees, and printing expenses incurred in relation to the Company’s IPO.

2.	Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses of ~~W~~17,369 million and negative cash flows from operations of ~~W~~12,290 million in 2006. In addition, the Company’s working capital decreased from ~~W~~30,869 million at December 31, 2005 to ~~W~~12,171 million at December 31, 2006 and it had an accumulated deficit of ~~W~~24,818 million as of December 31, 2006. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are as follows:

-	Focus on the development of new generation products in the first half of 2007 and the development of its highly innovative image recognition System-On-A-Chip;

-	Continue to focus on enhancing the production yields for all its products in order to increase efficiencies and drive down costs;

-

Monitor and implement cost control initiatives to conserve cash. As part of the cost cutting measures, the Company has downsized the number of its employees by 10% as of May 31, 2007 compared to January 31, 2007 and reduced fixed costs through salary cuts by 15% for employees and 20% to 30% for directors and executive officers effective February 1, 2007.

In addition, the Company is expecting a steady and consistent increase in sales, especially in China. On January 23, 2007, the Company entered into a new short-term borrowing contract in the form of a credit facility with the Industrial Bank of Korea, whereby it obtained access to funds of ~~W~~7,000 million bearing interest rate at 5.9%, and repaid the Company’s existing short-term borrowing from the Korea Exchange Bank amounting to ~~W~~5,000 million as of December 31, 2006 in February 2007. The Company has repaid most of the balance drawn from the credit facility and ~~W~~620 million remained outstanding as of May 31, 2007. This credit facility is secured by a cash deposit of ~~W~~3,500 million.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

2.	Going concern (cont’d)

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management believes the Company’s existing unrestricted cash and cash equivalents will be sufficient to meet the Company’s planned expenditures through at least December 31, 2007, although there can be no assurance the Company will not require additional funds.

In addition, the Company has substantial doubt about one of its consolidated subsidiaries’, Pixelplus Technology Inc. (“PTI”), ability to continue as a going concern because of significant decrease in revenues and increase in accumulated deficits. With regard to this matter, the Company reviewed the reasonableness of PTI’s cash flow projection and business plans for 2007 and evaluated its assets and liabilities based on net realizable value. As a result, the Company recorded impairment losses on PTI’s property and equipment and intangible assets totaling ~~W~~156 million in 2006. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty except for PTI’s assets and liabilities.

Furthermore, the Company intends to sell its entire 37.5% interest in PTI in the second half of 2007 as there has been a significant decline in revenues from PTI since the first half of 2006, and in order to manage cost efficiencies and strengthen its financial position. In March 2007, the Company opened a branch office in Taiwan to fortify its sales and marketing operations in the Taiwanese market.

3.	Summary of significant accounting policies

Basis of financial statement preparation

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

Principles of consolidation

The Company consolidates its majority-owned subsidiaries unless control is temporary or does not rest with the majority owner. The consolidated financial statements include the accounts of all controlled subsidiaries, which consist of the following:

Subsidiary	Ownership (%)
Pixelplus Asia Co., Ltd.	100.00
Pixelplus Shanghai Ltd.	100.00
Pixelplus Semiconductor Inc.	100.00
Pixelplus Technology Inc.	37.50

All significant inter-company accounts and transactions have been eliminated. The equity and loss from operations attributable to the minority shareholder interests, which relate to Pixelplus Technology Inc. (“PTI”), are shown separately in the balance sheets and statements of operations, respectively. Losses in excess of the minority interest in the equity of PTI are recognized by the Company, as the minority interests do not have a binding obligation to fund those losses.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

3.	Summary of significant accounting policies (cont’d)

Consolidation of Pixelplus Technology Inc.

Pixelplus Technology Inc. was incorporated in Taiwan on March 17, 2004. PTI’s primary business is to manufacture modules purchased from the Company into CMOS image sensor or distribute the Company’s products in forms of wafers, chips or modules. The Company held 43%, 37.5% and 37.5% ownership interest in PTI as of December 31, 2004, 2005 and 2006, respectively. The chief executive officer of PTI, together with his relatives held 33.5%, 33.1% and 33.1% ownership interest in PTI as of December 31, 2004, 2005 and 2006, respectively. Accordingly, for the year ended December 31, 2004 and the period from January 1, 2005 through May 31, 2005, the Company accounted for its investment in PTI under the equity method of accounting as it exercised significant influence over the operations of PTI.

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

Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowance for uncollectible accounts receivables, the allowance for inventory obsolescence and valuation allowance on deferred taxes, specific contingencies such as product warranties, litigation and patent infringement. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

Foreign currency translation and transactions

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

Revenue recognition

The Company recognizes revenues only when: the persuasive evidence of a sales arrangement exists; the price is fixed or determinable; title and risk of loss are transferred to the customer; collection of resulting receivables is considered reasonably assured; product returns are reasonably estimable; there are no additional customer acceptance requirements; and there are no other remaining significant obligations. The Company provides for future returns based on historical experience at the time revenue is recognized.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

3.	Summary of significant accounting policies (cont’d)

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

The Company recognizes service revenues from the provision of engineering and technology services, such as CMOS image sensor design services, engineering know-how, and testing services to DongbuAnam Semiconductor (“Dongbu”). The Company recognizes the associated service revenues only upon the completion of and acceptance by the customer of the engineering assistance performed. The revenue is based on a fixed fee, which is agreed upon prior to initiation of the engineering assistance. The Company’s agreement to provide these services to Dongbu, which was entered into on September 17, 2004, has a one-year term to be automatically renewed annually unless either party delivers a 30-day prior notice electing not to renew the agreement.

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

Stock-based compensation

The Company’s employees participate in a stock-based compensation plan, which is more fully described in Note 18. Prior to January 1, 2006, the Company measured compensation cost for employee stock-options at fair value under the recognition and measurement provisions of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). As permitted by SFAS 123, the Company elected to (1) expense the fair value of its employee stock options and (2) to recognize forfeitures in the period when such forfeitures occur.

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). The Company has elected the modified prospective transition method for adopting SFAS 123R.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

3.	Summary of significant accounting policies (cont’d)

Compensation cost recognized in the year ended December 31, 2006 includes (1) compensation for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (2) compensation cost for all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123R. Results for prior periods have not been restated.

Stock-based compensation expense is recognized ratably over the vesting period.

As stock-based compensation expense recognized in the 2006 statement of operations is based on awards that are ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The adoption of SFAS 123(R) resulted in a cumulative effect of a change in accounting principle consisting of a benefit of ~~W~~31 million in the year ended December 31, 2006, which reflects the cumulative impact of estimating future forfeitures related to non-vested stock-options previously expensed in the statement of income under FAS 123, rather than recording forfeitures when they occur as previously permitted.

The Company uses the Black-Scholes option valuation model to determine the fair value of stock options at the date of grant. Refer to Note 18 for details of the Company’s assumptions used in calculating the fair value of its stock options.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under SFAS 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the changes in the balance of deferred tax assets and liabilities. Benefits from tax credits are reflected in earnings.

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

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

3.	Summary of significant accounting policies (cont’d)

Basic and diluted net income (loss) per share

The Company computes net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share” under the provisions of which basic income (loss) per share is computed by dividing the net income (loss) available to holders of common shares for the period by the weighted average number of common shares outstanding during the period. The calculation of diluted income (loss) per share excludes potential common share if the effect of such share is anti-dilutive.

Cash equivalents

The Company considers all highly liquid investments purchased with a maturity at the date of purchase of three months or less to be cash equivalents.

Restricted cash

Restricted cash, which has been set aside as collateral for borrowings, was approximately ~~W~~1,412 million and ~~W~~945 million as of December 31, 2005 and 2006, respectively, and is included within current assets in the accompanying consolidated balance sheets.

Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on management’s judgment which considers historical experience and specific knowledge of accounts that may not be collectible. Accounts receivable are charged off against allowance for doubtful accounts if all collection efforts have been exhausted and the likelihood of recovery is considered remote.

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

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the double declining method over the estimated useful lives of 5 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets, generally 5 years. When property or equipment is retired or otherwise disposed of, the net book value of the asset is removed from the Company’s accounts and any net gain or loss is included in the Company’s results of operations.

Government grants

As part of the Korean government’s initiative to promote and encourage the development of start-up companies in certain high technology industries, high technology start-up companies with industry leading technology or products are eligible for government grants. Government grants received by the Company from the Korean government to assist with specific research and development activities are deducted from those research and development costs incurred, in the period in which the related expenses are incurred, to the extent that they are non-refundable. Grants used for the acquisition of fixed assets and intangible assets were deducted from the acquisition costs of the acquired assets, and amortized over the useful lives of the related assets.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

3.	Summary of significant accounting policies (cont’d)

Certain grants are refundable, depending on the successful development and commercialization of the technology or products, and a company receiving such government grant is required to refund up to 30% of the grant received for such development. The Company recognizes such refundable government grants received as liabilities. The Company received such refundable grant totaling ~~W~~1,133 million through 2002 and as the it has been successful in developing and marketing the technology, the Company was required to refund 30% of the grant to the government in the amount of ~~W~~340 million, payable in equal annual installments over three years. The Company has made two such installment payments during 2005 and 2006. As of December 31, 2006, the Company has provided one promissory note amounting to ~~W~~114 million for the remaining refundable grants payable in 2007 which is recorded in other accounts payable.

Impairment of long-lived assets

The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be fully recoverable. When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset (or group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset or group of assets, an impairment loss is recognized in order to write-down the carrying value of the asset or group of assets to its estimated fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

The Company recognized ~~W~~189 million and ~~W~~41 million of impairment loss on goodwill related to PTI as operating expenses for the years ended December 31, 2004 and 2005, respectively, as such goodwill was not expected to be recoverable. The Company recognized ~~W~~156 million of impairment loss on the entire book value of PTI’s fixed assets and intangible assets as operating expenses for the year ended December 31, 2006 as the future cash flows expected to result from the use of PTI’s fixed assets and intangible assets were expected to be negative for their remaining useful lives. The Company also recognized ~~W~~133 million of impairment loss on its club membership as other expenses for the year ended December 31, 2006 due to a decline in fair value below its carrying value as of December 31, 2006, which the Company believed is other than temporary.

Severance benefits

In accordance with the Korean Law on Guarantee of Employeess’ Severance and Retirement Benefits, employees terminating their employment with at least one year of service are entitled to severance and benefits. Employees are entitled to receive severance benefits annually or upon termination of employment based on their length of service and rate of pay during the year or at the time of termination. Accrued severance benefits are estimated assuming eligible employees were to terminate their employment at the balance sheet date. Annual accrued benefits are expensed. The Company pays accrued severance benefits to certain employees annually, except amounts payable to certain executives that are accrued as a liability, payable upon departure or termination.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

3.	Summary of significant accounting policies (cont’d)

The Company expects to pay the following severance benefits, which are currently accrued for the Company’s obligation through December 31, 2006, to its executives including directors other than the chief executive officer if they terminate their retirement upon their normal retirement age (Korean won in millions):

Years	Amount
2007	~~W~~	—
2008		—
2009		—
2010		—
2011		180
2012 ~ 2016		489

Total	~~W~~	669

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

The Company is required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. The total amount of contributions made to the National Pension Corporation in 2005 and 2006 was ~~W~~73 million and ~~W~~109 million, respectively.

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

Recent accounting pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” (“SFAS 133”), and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interest that itself is a derivative instrument. The adoption of SFAS 155 is not expected to have a significant impact on the Company’s statements of financial position, results of operations and disclosures.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

3.	Summary of significant accounting policies (cont’d)

In July 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS 109” (“FIN 48”), which clarifies the accounting for income taxes. Among other provisions, FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company from January 1, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided a company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 159 will have a material impact on its financial position, results of operations or cash flows.

4.	Convenience translation into United States dollar amounts

The Company reports its consolidated financial statements in the Korean won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been translated at the rate of 930 Korean won to one U.S. dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2006. Such translations should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, United States dollars at that or any other rate. The U.S. dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

5.	Cash and cash equivalents

Cash and cash equivalents as of December 31, 2005 and 2006 comprise the following (Korean won in millions)

	2005		2006
Petty cash	~~W~~	4	~~W~~	8
Cash held at bank		31,036		2,536
Time deposits		—		9,680

	~~W~~	31,040	~~W~~	12,224

As of December 31, 2005 and 2006, ~~W~~31,018 million and ~~W~~1,980 million, respectively, of cash and cash equivalents were denominated in various foreign currencies, mostly in United States dollar.

6.	Accounts receivable, net

Accounts receivable as of December 31, 2005 and 2006 comprise the following (Korean won in millions):

	2005		2006
Trade accounts receivables	~~W~~	12,542	~~W~~	7,036
Trade notes receivable		460		61

		13,002		7,097
Less: allowance for doubtful accounts		(1,307)		(2,108)

	~~W~~	11,695	~~W~~	4,989

Accounts receivable pledged as collateral for short-term borrowings at December 31, 2005 and 2006 amounted to ~~W~~471 million and nil, respectively.

Changes in the allowance for doubtful accounts receivable for the years ended December 31, 2004, 2005 and 2006, are as follows (Korean won in millions):

	2004		2005		2006
Balance at the beginning of the year	~~W~~	40	~~W~~	1,296	~~W~~	1,307
Provision for allowance for doubtful accounts		1,447		11		812
Write-offs and deductions		(191)		—		(11)

Balance at the end of the year	~~W~~	1,296	~~W~~	1,307	~~W~~	2,108

7.	Inventories

Inventories as of December 31, 2005 and 2006 comprise the following (Korean won in millions):

	2005		2006
Finished goods	~~W~~	2,108	~~W~~	5,074
Work in process		7,374		7,120
Raw materials		6,311		5,931

		15,793		18,125
Less: provision for inventory losses		(7,085)		(13,139)

	~~W~~	8,708	~~W~~	4,986

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

7.	Inventories (cont’d)

In 2006, the Company’s business model changed from primarily selling camera modules to CMOS image sensors. Effectively, the Company reclassified CMOS image sensors that were previously classified as work in process into finished goods in 2006.

Changes in the allowance for inventory losses for the years ended December 31, 2004, 2005 and 2006, are as follows (Korean won in millions):

	2004		2005		2006
Balance at the beginning of the year	~~W~~	2,009	~~W~~	8,886	~~W~~	7,085
Provision for inventory losses		7,349		2,673		8,148
Write-offs and deductions		(472)		(4,602)		(2,094)
Other		—		128		—

Balance at the end of the year	~~W~~	8,886	~~W~~	7,085	~~W~~	13,139

8.	Dilution

In February and May 2005, PTI and Tesna Inc. (“Tesna”), respectively, issued additional common shares but the Company did not participate in the issuances. After the issuances of shares by PTI and Tesna, the Company’s ownership interests in PTI and Tesna decreased from 42.9% to 31.9% and 20.0% to 13.9%, respectively. As a result, the Company recorded dilution gains of ~~W~~74 million and ~~W~~337 million relating to additional shares issued by PTI and Tesna, respectively.

In addition, PTI issued additional common shares in June 2005. The Company participated in the issuance, resulting in an increase in the Company’s ownership interest in PTI from 31.9% to 37.5%.

9.	Property and equipment

Property and equipment as of December 31, 2005 and 2006 comprise the following (Korean won in millions):

	2005		2006
Machinery	~~W~~	293	~~W~~	705
Vehicles		221		149
Tools and equipment		324		255
Furniture		672		1,054
Construction-in-progress		—		585
Software		944		1,139
Leasehold improvement		404		398

		2,858		4,285
Less: accumulated depreciation		(1,609)		(2,121)
government grants, net		(40)		(15)

	~~W~~	1,209	~~W~~	2,149

For the years ended December 31, 2004, 2005 and 2006, the Company recognized ~~W~~301 million, ~~W~~474 million and ~~W~~618 million in depreciation and amortization expense, respectively.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

9.	Property and equipment (cont’d)

The Company is a member of Pankyo Silicon Park Development Consortium (the “Association”). The Association, composed of 34 member corporations including the Company, entered into a contract on September 20, 2006 with Gyeonggi Innovation Corporation to construct a building within Pankyo’s land development district. The Company paid ~~W~~20 million and ~~W~~565 million in 2004 and 2006, respectively, as an investment in the Association. The Company is to make additional payments of ~~W~~2,333 million each in 2007 and 2008, as installment payments for the purchase of office space in the building. As of December 31, 2006, the amount of ~~W~~585 million that the Company has paid for the land purchase has been accounted for as construction-in-progress.

10.	Other current and non-current assets

Other current assets as of December 31, 2005 and 2006 comprise the following (Korean won in millions):

	2005		2006
Other accounts receivable	~~W~~	766	~~W~~	967
Prepaid expenses		481		532
Advance payments		52		432
Others		78		313

	~~W~~	1,377	~~W~~	2,244

Other accounts receivable as of December 31, 2005 and 2006 include value-add tax receivable of ~~W~~687 million and ~~W~~531 million, respectively.

Other non-current assets as of December 31, 2005 and 2006 comprise the following (Korean won in millions):

	2005		2006
Guarantee deposits	~~W~~	1,067	~~W~~	1,050
Equity method investments		1,065		1,071
Intangible assets		277		28
Others		269		216

	~~W~~	2,678	~~W~~	2,365

As of December 31, 2006, the Company has a 13.92% ownership interest in Tesna. Despite only holding a 13.92% ownership interest, the Company accounts for its investment in Tesna under the equity method of accounting because it has the ability to exercise significant influence through a direct participation in Tesna’s board of directors.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

11.	Other accounts payable

Other accounts payable as of December 31, 2005 and 2006 comprise the following (Korean won in millions):

	2005		2006
R&D related expenses payable	~~W~~	221	~~W~~	530
Accounts payable - Tesna		—		220
Refundable government grants		113		114
Others		921		442

	~~W~~	1,255	~~W~~	1,306

12.	Borrowings

The details of short-term borrowings as at December 31, 2005 and 2006 are as follows (Korean won in millions):

	2005		2006
Loans, principally from banks:
Won denominated loans with weighed-average interest rates of 5.9% and 5.4% in 2005 and 2006, respectively	~~W~~	7,000	~~W~~	6,000
US$ and NT$ denominated loans with weighted-average interest rates of 5.9% and 5.5% in 2005 and 2006, respectively		1,474		632
Loans against receivables with weighted-average interest rate of 6.2% in 2005		471		—
Cash overdraft with weighted-average interest rate of 6.1% and 7.0% in 2005 and 2006, respectively		803		800
Current portion of long-term borrowings		613		291

	~~W~~	10,361	~~W~~	7,723

The Company’s restricted cash are pledged as collateral for the repayment of the Korean won denominated loans from the Korea Exchange Bank and the Industrial Bank of Korea amounting to ~~W~~3,300 million as of December 31, 2005 and the Korea Exchange Bank amounting to ~~W~~5,000 million as of December 31, 2006.

The details of long-term borrowings are as follows (Korean won in millions):

	2005		2006
Unsecured loans, representing obligations principally to banks:
Due 2007 to 2008 with interest rates ranging from 3.50% to 4.33% per annum	~~W~~	1,259	~~W~~	458
Less: current portion		(613)		(291)

	~~W~~	646	~~W~~	167

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

12.	Borrowings (cont’d)

The Company has entered into various Korean won denominated borrowing arrangements with certain Korean domestic banks, with an aggregate maximum facility of ~~W~~7,800 million and a collateralized borrowing facility of ~~W~~1,400 million, of which ~~W~~7,258 million and nil, respectively, were outstanding at December 31, 2006. In addition, the Company has entered into various foreign currency denominated debt facilities of US$500 thousand (~~W~~465 million) and NT$70,000 thousand (~~W~~1,998 million) at December 31, 2006, of which NT$22,113 thousand (~~W~~632 million) were outstanding as at December 31, 2006.

The aggregate annual maturities of long-term borrowings as of December 31, 2006 are as follows (Korean won in millions):

	Amount
2007	~~W~~	291
2008		167

	~~W~~	458

13.	Other current liabilities

Other current liabilities as of December 31, 2005 and 2006 comprise the following (Korean won in millions):

	2005		2006
Accrued expenses	~~W~~	921	~~W~~	452
Advance payments from customers		168		270
Others		100		105

	~~W~~	1,189	~~W~~	827

14.	Related party transactions

The Company has a 13.92% ownership interest in Tesna as of December 31, 2005 and 2006. All of the Company’s wafer and Chip Scale Package testing are conducted by Tesna and transactions between the Company and Tesna for the years ended December 31, 2005 and 2006 are as follows (Korean won in millions):

	2005		2006
Purchases (testing fee) - Tesna	~~W~~	2,142	~~W~~	3,289
Purchases (tangible asset) - Tesna		—		281

	~~W~~	2,142	~~W~~	3,570

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

14.	Related party transactions (cont’d)

Related account balances as of December 31, 2005 and 2006 between the Company and Tesna are as follows (Korean won in millions):

	2005		2006
Trade accounts payable - Tesna	~~W~~	551	~~W~~	569
Other accounts payable - Tesna		—		220

	~~W~~	551	~~W~~	789

The Company’s chief executive officer had provided guarantees totaling ~~W~~10,408 million relating to the Company’s borrowing agreements with various foreign and domestic banks. Effective May 31, 2006, the chief executive officer no longer provides guarantees under any loan agreement of the Company.

The Company had loans outstanding from employees of ~~W~~156 million and ~~W~~178 million as of December 31, 2005 and 2006, respectively.

On January 20, 2006 and July 25, 2006, upon approval of the Compensation Committee, the Company paid ~~W~~940 million and ~~W~~620 million, respectively, as a special bonus to its senior management for their increased responsibilities related to serving in the management of a publicly-traded company.

15.	Income tax expenses

The components of current income tax expenses are as follows (Korean won in millions):

	2004		2005		2006
Income (loss) before income taxes:
Domestic	~~W~~	(3,469)	~~W~~	889	~~W~~	(13,868)
Foreign		(90)		(747)		(4,456)

	~~W~~	(3,559)	~~W~~	142	~~W~~	(18,324)

Current income taxes:
Domestic	~~W~~	234	~~W~~	—	~~W~~	—
Foreign		—		—		—

	~~W~~	234	~~W~~	—	~~W~~	—

Deferred income taxes:
Domestic	~~W~~	—	~~W~~	—	~~W~~	—
Foreign		—		—		—

	~~W~~	—	~~W~~	—	~~W~~	—

Total income tax expense	~~W~~	234	~~W~~	—	~~W~~	—

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

15.	Income tax expenses (cont’d)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2005 and 2006 are as follows (Korean won in millions):

	2005		2006
Current deferred income tax asset (liabilities):
Accounts receivable	~~W~~	198	~~W~~	544
Inventory		997		2,104
Others		141		(226)

		1,336		2,422
Less: Valuation allowance		(1,336)		(2,422)

Current deferred income tax assets (liabilities)	~~W~~	—	~~W~~	—

Non-current deferred income tax asset (liabilities):
Intangible assets	~~W~~	252	~~W~~	157
Tax credit carryforwards		352		1,238
Tax loss carryforwards		237		1,561
Equity method investments		(67)		(67)
Other		37		92

		811		2,981
Less: Valuation allowance		(811)		(2,981)

Non-current deferred income tax assets (liabilities)	~~W~~	—	~~W~~	—

As of December 31, 2006, the Company has net operating loss and research tax credit carryforwards of ~~W~~10,607 million and ~~W~~1,238 million, respectively. If not utilized, net operating loss and research tax credit carryforwards will expire through 2011.

A valuation allowance on deferred income tax assets is recognized when it is more likely than not that the deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook. Based upon analysis of these factors, the Company has determined that it is more likely than not that it will not be able to realize its net deferred tax assets in all jurisdictions in which it operates. Accordingly, the Company has recorded a full valuation allowance of ~~W~~2,147 million and ~~W~~5,403 million, on its consolidated net deferred tax assets at December 31, 2005 and 2006, respectively.

The general statutory income tax rate in Korea, including tax surcharges, was approximately 29.7% in 2004 and 27.5% in 2005 and 2006. The Company is entitled to a reduced tax rate at 50% of the general statutory tax rate pursuant to the Special Tax Treatment Control Law of Korea, which is applied to certain designated venture companies. The Company must reapply for its designation as a venture company every year. However, it is uncertain as to whether the Company will obtain this designation in the future. For presentation purposes, in the accompanying financial statements footnotes, deferred income taxes as of December 31, 2006 were calculated based on the rate of 13.75%.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

15.	Income tax expenses (cont’d)

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follow (Korean won in millions):

	2004		2005		2006
Income (loss) from continuing operations for the years ended December 31	~~W~~	(3,559)	~~W~~	142	~~W~~	(18,324)
Statutory tax rates		29.7%		27.5%		27.5%

Tax expense (benefit) at Korean statutory tax rate		(1,057)		39		(5,039)
Tax exemption(1)		528		(20)		2,520
Differences in statutory tax rate in subsidiaries		(1)		(52)		(421)
Permanent difference		(127)		64		591
Tax credit		(321)		(340)		(885)
Change in statutory tax rate		130		—		—
Increase in valuation allowance		1,087		309		3,234
Others		(5)		—		—

Total income tax expense	~~W~~	234	~~W~~	—	~~W~~	—

(1)	Tax exemption represents the effect of a reduced tax rate at 50% from the general statutory tax rates the Company is entitled to in 2004, 2005 and 2006.

There was no income tax expense charged to or credited from other comprehensive income, gain (loss) from equity method investments and dilution gain from equity method investments and the consolidated subsidiary for the years ended December 31, 2005 and 2006.

16.	Convertible redeemable preferred shares

On March 17, 2003, the Company issued 1,441,600 shares of the Series A convertible redeemable preferred shares (“Series A preferred”) at ~~W~~3,421 per share for total cash proceeds of ~~W~~4,919 million, net of issuance costs. On December 20, 2005, the Company issued additional 1,201,333 common shares due to exercise of the conversion rights on Series A preferred shares.

On December 20, 2005, 1,441,600 Series A convertible redeemable preferred shares were converted into 1,201,333 common shares. In addition, on January 25, 2006, pursuant to the “Underwriting Agreement” dated December 20, 2005, certain existing shareholders sold 675,000 ADSs as a result of underwriters’ exercise of their over-allotment option.

The Series A preferred shares outstanding for the two years ended December 31, 2005 was as follows (Korean won in millions):

	Series A Preferred
	Shares	Amount
January 1, 2004	1,441,600	~~W~~	5,975
Accretion of redemption	—		1,569
Translation adjustment	—		(768)

December 31, 2004	1,441,600		6,776
Accretion of redemption	—		1,927
Translation adjustment	—		(179)
Conversion of Series A Preferred to Common shares	(1,441,600)		(8,524)

December 31, 2005	—	~~W~~	—

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

16.	Convertible redeemable preferred shares (cont’d)

Characteristics of the Series A preferred shares are described below:

Voting rights

The holders of the Series A preferred have voting rights, equivalent to that of holders of the Company’s common shares and vote together as one class with the common shareholders.

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

Conversion

Prior to the completion of a qualified initial public offering (“IPO”), each Series A preferred is convertible, at the option of the holder, into a number of fully paid common shares as is determined by dividing US$2.77, by the applicable conversion price, in effect at the time of conversion, which, with effect from March 31, 2004 was revised to US$3.33. If any Series A preferred have not been converted into common shares as of the date one business day prior to the pricing of the qualified IPO, such Series A preferred shall be automatically converted to common shares without any further action by, consent of or notice from, the respective holders of such Series A preferred. On December 20, 2005, all Series A preferred were converted into common shares by the exercise of this conversion right.

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

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

16.	Convertible redeemable preferred shares (cont’d)

To the extent permitted under applicable law, the redemption price for each share of Series A preferred shall be: 100% of the original issue price for each Series A preferred; plus interest on the original issue price, calculated at 30% per annum compounded annually, accrued from the issuance date of the Series A preferred shares to the date of redemption; plus all declared but unpaid dividends on each Series A preferred share held by such holder, accrued to the date of redemption.

Accretion of Redemption

The Series A preferred are redeemable for an amount in excess of their issuance price. As a result, the difference between the redemption value and the issuance price of the Series A preferred increases the carrying value of the Series A preferred and is being charged to paid in capital and accumulated deficit. The Company recorded full redemption accretion for Series A preferred until the date of conversion.

17.	Commitments and contingencies

Purchase agreement

In 2004, the Company entered into a purchase commitment with DongbuAnam Semiconductor (“Dongbu”), its primary wafer manufacturer, such that it will be required to make penalty payments, based on a percentage of the order, and the timing of the notification of the shortfall, if it does not meet certain purchase quantities previously forecasted. The Company has not been required to make any penalty payments under this agreement from 2004 to 2006, and determined that no purchase commitment liability is required at December 31, 2005 and 2006, based on historical experience and anticipated purchases in the first six months of 2007. Meanwhile, the Company purchased approximately 93% and 95% of its raw materials from Dongbu in 2005 and 2006.

Operating leases

The Company is obligated under several non-cancelable operating leases for its office premises, dormitory rent and vehicle rents. Rental expense incurred under these operating leases was approximately ~~W~~82 million, ~~W~~302 million and ~~W~~495 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Future minimum operating lease payments with initial terms of one or more years of December 31, 2006 are as follows (Korean won in millions):

	Minimum lease payments
2007	~~W~~	434
2008		234
2009		55
2010 and thereafter		—

Total	~~W~~	723

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

17.	Commitments and contingencies (cont’d)

Pankyo office

As described in Note 9 to the consolidated financial statements, the Company is a member of Pankyo Silicon Park Development Consortium (the “Association”). The Association, composed of 34 member corporations including the Company, entered into a contract on September 20, 2006 with Gyeonggi Innovation Corporation to construct building with in Pankyo’s land development district. The Company paid ~~W~~20 million and ~~W~~565 million in 2004 and 2006, respectively, as an investment in the Association. The Company is to make payments of ~~W~~2,333 million each in 2007 and 2008, as installment payments for the purchase of office space in the building.

Patent infringement lawsuits

In April 2006, MagnaChip Semiconductor, Ltd. (“MagnaChip”) filed a lawsuit against the Company in Seoul Central District Court (“Seoul Court”), alleging that the Company infringed four of its patents and seeking damages of approximately ~~W~~12,000 million. As a result of the lawsuit, in February 2007, the Company obtained a positive and affirmative ruling from the Seoul Court. In March 2007, MagnaChip filed an appeal with respect to the Seoul Court’s decision with the Seoul Court of Appeals.

In addition to the above lawsuit, in November 2006, MagnaChip filed three additional patent infringement claims in Seoul Court seeking damages of approximately ~~W~~150 million. On May 11, 2007, the Company has initiated cancellation and invalidation proceedings on the three additional patent infringement claims with the Intellectual Property Tribunal of KIPO. The Company has not recognized any losses in these financial statements because the Company cannot determine the final outcome of the court proceedings in the Seoul Court, including any damages which need to be paid or any amounts which may be paid in settlement at this time.

Class action lawsuit

On April 11, 2006, the Company issued a press release titled “Pixelplus Issues Corporate Announcements”, after which certain plaintiffs announced that they filed lawsuits against the Company based on claims arising out of U.S. securities and exchange laws. The lawsuit alleges violations of the Securities Exchange Act of 1934 during a period from December 21, 2005 through April 11, 2006. The plaintiff’s allegations concern the Company’s correction of revenue numbers for the fourth quarter of 2005 and fiscal year 2005 and the decision to consolidate the financial results of PTI. The plaintiff alleges that the Company made false and misleading statements about these issues in its IPO documents and in other public statements and seeks unspecified damages. In March 2007, the Southern District Court of New York (“New York Court”) appointed West End Capital Management as the lead plaintiff in the consolidated class action. As of April 17, 2007, the Company’s counsel is in the process of discussing a schedule with the plaintiff’s lead counsel wherein lead counsel will file a consolidated amended complaint by June 23, 2007, and the Company’s counsel will then have up to 60 days from the date the amended complaint is filed to file the Company’s motion to dismiss. If such schedule is adopted, the motion to dismiss should be heard by the New York Court in or around late fall of 2007.

At this time, the Company cannot predict the final conclusion of outcome of the shareholder litigation, including any damages which need to be paid or any amounts which may be paid in settlement.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

17.	Commitments and contingencies (cont’d)

Received guarantees

As of December 31, 2006, the Company has received guarantees for its short-term and long-term borrowings from various third parties: ~~W~~442 million from Korea Technology Credit Guarantee Fund and ~~W~~10 million from Seoul Guarantee Insurance Co., Ltd. In return for these guarantees, the Company paid a service fee of approximately 0.9%, 1.0% and 1.3% in 2004, 2005 and 2006 of its guaranteed amounts, respectively.

Others

In addition to the normal statutory severance allowances (see Note 3), executives may be entitled to special severance allowances upon their voluntary or involuntary termination of employment. The Compensation Committee will decide whether such a severance should be paid and if so, how much will be paid. The special severance allowance, however, cannot exceed (i) annual salary for chief executive officer, (ii) nine-month salary for executive and senior vice presidents, and (iii) six-month salary for vice presidents and technical directors. Based on such rules, the maximum special severance allowance that can be paid, if granted by the Compensation Committee, is ~~W~~806 million; however, it has not been recognized in the financial statements as of and for the year ended December 31, 2006, since such special severance allowance has not been granted by the Compensation Committee as of year end. The Company, in the past, has not granted such special severance and does not have any plan to grant such special severance to executives.

18.	Stock option grants

As of December 31, 2006, the Company has one share-based compensation plan (the 2003 plan), which is described below.

For the years ended December 31, 2004, 2005 and 2006, the Company recognized stock-based compensation expense in the amount of ~~W~~494 million, ~~W~~1,099 million and, ~~W~~2,141 million respectively.

Stock options may be granted to the Company’s directors and employees and certain third parties who have contributed to the Company’s establishment, management or innovation in technology, or who are capable of making such contribution. Stock options may only be granted if approved by a special resolution of the Company’s shareholders meeting. Additionally, the total number of shares into which the options are exercisable may not exceed 50% of the total number of the Company’s then issued and outstanding shares. The minimum option exercise price is determined by the greater of (a) the valuation price of shares calculated pursuant to the method under Article 54 of the Enforcement Decree of the Inheritance Tax and Gift Tax Act in Korea at the date of grant of such stock options or (b) the par value of the shares.

Stock options may be exercised within three years commencing from two years after the date of the resolution of the shareholders’ meeting adopting the stock option grant. In order to exercise his or her stock options, the grantee must have served us for more than two years from the date of the shareholders’ special resolution approving his or her stock option grant.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

18.	Stock option grants (cont’d)

The following table summarizes the stock option activity for the years ended December 31, 2004, 2005 and 2006:

	Number of stock options	Weighted-average exercise price per share		Weighted-average fair value at grant date per share
Stock options outstanding as of January 1, 2004	773,191	~~W~~	500	~~W~~	1,202
Granted	183,000		1,961		3,003

Stock options outstanding as of December 31, 2004	956,191		780		1,547
Granted	240,400		6,500		17,605
Forfeited	(3,000)		2,000		3,200

Stock options outstanding as of December 31, 2005	1,193,591		1,929		4,777
Granted	105,000		11,643		5,263
Forfeited	(28,500)		6,026		18,679
Exercised	(369,739)		542		1,207

Stock options outstanding as of December 31, 2006	900,352	~~W~~	3,501	~~W~~	5,859

A summary of option activity under the plan as of December 31, 2006, and changes during the year then ended is as follows (Korean won in millions, except for weighted average exercise price):

Options	Shares	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2006	1,193,591	~~W~~	1,929
Granted	105,000		11,643
Exercised	(369,739)		(542)
Forfeited or expired	(28,500)		6,026

Outstanding at December 31, 2006	900,352	~~W~~	3,501	2.5	~~W~~	2,123

Vested and exercisable at December 31, 2006	580,452	~~W~~	918	1.7	~~W~~	481

The total intrinsic value of options exercised during the year ended December 31, 2006 was ~~W~~246 million and cash received from option exercise for the year ended December 31, 2006 was ~~W~~200 million.

A summary of the status of the Entity’s non-vested shares as of December 31, 2006 and changes during the year ended December 31, 2006 is as follows (Korean won in units):

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

18.	Stock option grants (cont’d)

Non-vested shares	Shares	Weighted average Grant-date fair value
Non-vested at January 1, 2006	420,400	~~W~~	11,352
Granted	105,000		5,263
Vested	177,000		2,997
Forfeited	28,500		18,679

Non-vested at December 31, 2006	319,900		13,323

The total fair value of shares vested during the years ended December 31, 2005 and 2006 was ~~W~~929 million and ~~W~~530 million, respectively.

On August 17, 2004, December 10, 2004, March 25, 2005, August 26, 2005, November 25, 2005, March 31, 2006 and December 27, 2006 the Company granted individuals options to purchase 36,000, 147,000, 40,000, 184,400, 16,000, 45,000 and 60,000 common shares of the Company at exercise prices of ~~W~~1,800, ~~W~~2,000, ~~W~~6,500, ~~W~~6,500, ~~W~~6,500, ~~W~~18,500 and ~~W~~6,500, respectively. The option holders may exercise their stock options within three years commencing from two years after the date of stock option grant, provided they have worked for the Company for two years or more after the date of grant.

The stock options outstanding as of December 31, 2006 were in the following exercise prices (Korean won in units):

Exercise price		Number of stock options	Weighted-average remaining contractual life
~~W~~	500	415,452	1.2
	1,800	24,000	2.6
	2,000	141,000	3.0
	6,500	274,900	3.9
	18,500	45,000	4.3

	Total	900,352	2.5

Based on the vesting schedule of options, the number of exercisable stock option is 580,452 with a weighted average exercise price of ~~W~~918 as of December 31, 2006.

The Company uses the Black-Scholes model to determine the fair value of equity-based awards at the date of grant. The risk free interest rate is based on the U.S. federal government zero-coupon bonds for three years which are expected life of the options. Expected volatilities are based on comparable publicly-traded companies’ volatilities for options granted prior to the completion of IPO and the Company’s stock price for options granted after the completion of IPO which was comparable with volatilities of the comparable publicly-traded companies over the expected life of the options granted. The expected life of options granted is estimated based on historical exercise patterns, which the Company believes are representative of future behavior. The Company estimates the forfeiture rate based on historical experience of its stock option awards that are granted, exercised and cancelled. If the actual forfeiture rate is materially different from the Company’s estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. The weighted average assumptions used to determine the fair value of the stock-options granted in the years ended December 31, 2004, 2005 and 2006 are as follows:

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

18.	Stock option grants (cont’d)

	2004	2005	2006
Expected dividend yield	—	—	—
Risk free interest rate	3%	3.6%	4.8%
Expected volatility	75%	65%	83%
Expected life (in years)	3 years	3 years	3 years
Weighted average fair value of common stock	4,344	22,622	11,204

As of December 31, 2006, total unrecognized compensation cost related to non-vested stock-options granted by the Company amounted to ~~W~~1,530 million. That cost is expected to be recognized as follows (Korean won in millions):

Year	Amount
2007	~~W~~	1,424
2008		106

	~~W~~	1,530

In addition, on March 30, 2007, the Company granted additional stock options to purchase 253,508 common shares at an exercise price of ~~W~~3,400.

19.	Loss per share

The following table sets forth the computation of basic and diluted loss per share attributable to common stockholders for the years ended December 31, 2004, 2005 and 2006 (Korean won in millions except for per share amounts):

	2004		2005		2006
Numerator :
Net loss attributable to common shareholders	~~W~~	(5,634)	~~W~~	(948)	~~W~~	(17,369)
Cumulative dividends on preferred shares—not declared		(493)		—		—

Net loss attributable to common shareholders after allocation of cumulative dividends on preferred shares	~~W~~	(6,127)	~~W~~	(948)	~~W~~	(17,369)

Denominator :
Weighted average outstanding shares		2,604,000		2,664,862		6,254,054

Loss per share—basic and diluted	~~W~~	(2,353)	~~W~~	(356)	~~W~~	(2,777)

As the Company incurred a loss in all periods, the Series A redeemable convertible preferred shares and stock options were excluded from the computation of diluted loss per share as they had an anti-dilutive effect.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

19.	Loss per share (cont’d)

Weighted average outstanding shares for the years ended December 31, 2004, 2005 and 2006 are calculated as follows:

Year	Period	Issued common shares	Number of days	Weighted number
2004	1.1 ~ 12.31	2,604,000	366	953,064,000
				÷366

	Weighted average outstanding shares			2,604,000

2005
	1.1 ~ 12.31	2,604,000	365	950,460,000
	12.21 ~ 12.31	1,201,333(*1)	11	13,214,663
	12.28 ~ 12.31	2,250,000(*2)	4	9,000,000

				972,674,663
				÷365

	Weighted average outstanding shares			2,664,862

2006	1.1 ~ 12.31	6,055,333	365	2,210,196,545
	1.17 ~ 12.31	108,139(*2)	349	37,740,511
	8.21 ~ 12.31	261,600(*2)	133	34,792,800

				2,282,729,856
				÷365

	Weighted average outstanding shares			6,254,054

(*1)	Conversion of preferred shares
(*2)	Issuance of common shares

Below are the numbers of potential securities available for conversion into common shares as of December 31, 2004, 2005 and 2006 if the Company had net income attributable to common shareholders.

	2004	2005	2006
Redeemable convertible preferred shares	1,441,600	—	—
Stock options	956,191	1,193,591	900,352

20.	Segment and geographic information

The Company has only one reportable segment. The financial information presented below by geographic area is in accordance with the Company’s accounting policies as described in Note 3 to the consolidated financial statements.

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

20.	Segment and geographic information (cont’d)

The following is a summary of revenues by geographic region based on the location of the customer for the years ended December 31, 2004, 2005 and 2006 (Korean won in millions):

	2004		2005		2006
Republic of Korea	~~W~~	24,895	~~W~~	10,762	~~W~~	7,199
People’s Republic of China		7,659		25,655		12,157
Other Asian countries		3,220		4,863		5,123
United States of America		1		184		7,517
Others		21		120		—

	~~W~~	35,796	~~W~~	41,584	~~W~~	31,996

The Company’s long-lived assets by geographic region for the years ended December 31, 2005 and 2006 are as follows (Korean won in millions):

	2005		2006
Republic of Korea	~~W~~	1,201	~~W~~	2,082
People’s Republic of China		101		67
Taiwan, Republic of China		165		—
United States of America		19		28

	~~W~~	1,486	~~W~~	2,177

The Company’s revenues from significant customers for the years ended December 31, 2004, 2005 and 2006 as a percentage of revenue were as follows:

	2004	2005	2006
Logitech	—	—	23%
Dongbu Electronics (formerly DongbuAnam Semiconductor)	12%	7%	16%
Cresyn	—	9%	15%
Seiko Precision Inc.	—	2%	11%
YEL Electronics	1%	16%	9%
Shenzhen Shenghe Technology	—	12%	5%
Ningbo Bird Sagem Co., Ltd.	21%	20%	—
Samsung Electro-Mechanics	25%	1%	—
Maxon Telecom Co., Ltd.	12%	—	—

The following is a summary of revenues by product for the years ended December 31, 2004, 2005 and 2006 (Korean won in millions):

	2004		2005		2006
Module	~~W~~	24,663	~~W~~	20,548	~~W~~	2,792
Wafer and chip		6,296		17,540		23,723
Services		4,440		2,906		5,171
Others		397		590		310

	~~W~~	35,796	~~W~~	41,584	~~W~~	31,996

PIXELPLUS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

21.	Subsequent events

In March 2007, the Company opened a branch office in Taiwan to fortify its sales and marketing operations in the Taiwanese market. The Company intends to sell its entire 37.5% interest in PTI in the second half of 2007 as there has been a significant decline in revenues from PTI since the first half of 2006, and in order to manage cost efficiencies and strengthen its financial position.

In June 2007, the Company moved its headquarters office from Bundang to Suwon, Korea.