Form 20-F/A
period 2006-12-31
Pixelplus Co., Ltd.
filed 2007-08-29
CIK 1331588

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do 443-766, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary shares, as evidenced by American depositary receipts, each representing one-half of a common share, par value (Won) 500 per share	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
[None]	[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

[None]

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,631,457 common shares

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

☐  Large accelerated filer    Accelerated filer  ☐    Non-accelerated filer  ☒

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

☐  Yes        ☒  No

1

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A speaks as of the filing date of the Annual Report on Form 20-F of Pixelplus Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2006, filed on June 29, 2007 (the “2006 Form 20-F”) with the Securities and Exchange Commission (“SEC”), except for the certifications, which speak as of the filing date of the Form 20-F/A. This Form 20-F/A is being filed solely to include the audit report of our predecessor auditor Samil PricewaterhouseCoopers for the years ended December 31, 2004 and 2005, which was originally filed by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 with the SEC on June 26, 2006. The audit report has been added below the current auditor’s report for the year ended December 31, 2006 originally appearing on page F-1 of the 2006 Form 20-F.

This Amendment is not intended to revise other information presented in the Company’s Annual Report on the 2006 Form 20-F as originally filed, which remains unchanged. This Amendment does not reflect events occurring after filing of the 2006 Form 20-F and does not modify or update the disclosure there in any way other than as required to reflect the amendment discussed above.

2

Item 18.	Financial Statements.

The consolidated financial statements for our company are included at the end of this amended annual report.

Item 19. Exhibits.

Exhibit Number	Description
1.1*	Articles of Incorporation of the Registrant (English translation)

2.1*	Specimen common share certificate (English translation)

2.2*	Specimen American Depositary Receipt

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary and holders of American Depositary Receipts

4.1*	Form of 2003 Stock Option Agreement (English translation)

4.2*	Form of 2004 Stock Option Agreement (English translation)

4.3*	Termination Agreement, dated November 28, 2005, by and among JATF, MIC, Korea Venture Fund, certain common shareholders and the Registrant

4.4*	(Purchase) Basic Transaction Agreement, dated February 1, 2005, by and between the Registrant and Samsung Electro-Mechanics (English translation)

4.5*†	Wafer Foundry Service Agreement, dated November 3, 2003, by and among the Registrant, Dongbu Electronics Co., Ltd. and T2Net Technology Co., Ltd. (English translation)

4.6*†	Basic Agreement, dated September 17, 2004, by and between the Registrant and Dongbu Electronics Co., Ltd. (English translation)

4.7*	Form of Purchase Order from Ningbo Bird Co., Ltd.

4.8*†	Testing Agreement, dated May 31, 2004, by and between the Registrant and Tesna Co., Ltd. (English translation)

4.9*	Form of Bundang Lease Agreement (English translation)

4.10*	Loan guarantee issued by Seo Kyu Lee to Citibank (formerly known as Hanmi Bank) for the benefit of the Registrant (English translation)

4.11*	Loan guarantee issued by Seo Kyu Lee to Hana Bank for the benefit of the Registrant (English translation)

4.12*	Loan guarantee issued by Seo Kyu Lee to Industrial Bank of Korea for the benefit of the Registrant (English translation)

4.13*	Loan guarantee issued by Seo Kyu Lee to Korea Exchange Bank for the benefit of the Registrant (English translation)

4.14*	Shareholders Agreement, dated March 7, 2003, by and among the Registrant and certain shareholders of the Registrant

4.15*	Cooperation Agreement, dated September 20, 2004, by and between the Registrant and Pixelplus Technology Inc.

4.16*†	Foundry Agreement, dated November 22, 2005, by and between the Registrant and United Microelectronics Corporation

4.17^	Shareholders’ Agreement, dated June 1, 2005, by and between the Registrant and certain other shareholders of Pixelplus Technology Inc.

4.18†	Commodity Purchase Agreement, dated October 14, 2005, by and between the Registrant and Logitech Europe S.A.

4.19^	Form of 2005 Stock Option Agreement (English Translation)

4.20#	Form of 2006 Stock Option Agreement (English Translation)

8.1^	List of Subsidiaries of the Registrant

11.1^	Code of Business Conduct and Ethics

11.2^	Code of Ethics for Chief Executive Officer and Senior Financial Officers

12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)

12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)

13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)

13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)

*	Previously filed with the relevant Registration Statement on Form F-1.
^	Previously filed with the Company’s 2005 Annual Report on Form 20-F.
#	Previously filed with the Company’s 2006 Annual Report on Form 20-F.
†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 29th day of August, 2007.

PIXELPLUS CO., LTD.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

4

PixelPlus Co., Ltd. and subsidiaries

Index

December 31, 2005 and 2006

Page(s)
Reports of Independent Registered Public Accounting Firms	F-1

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2004, 2005 and 2006	F-5 - F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-35

■ ERNST & YOUNG HANYOUNG Taeyoung Bldg., 3F~8F 10-2, Yeoido-dong, Youngdeungpo-gu, Seoul 150-777 Korea	■ Phone: 3787-6600 Fax: 783-5890

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

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by a management, and evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

Samil PricewaterhouseCoopers

Seoul, Korea

June 23, 2006

Samil PricewaterhouseCoopers is the Korean member firm of the PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

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