Form 20-F
period 2007-12-31
Pixelplus Co., Ltd.
filed 2008-06-30
CIK 1331588

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary shares, as evidenced by American depositary receipts, each representing two common shares, par value (Won)500 per share	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
[None]	[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. [None]

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,665,073 common shares

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, and as of December 31, 2006 and 2007. References to “2005,” “2006,” and “2007” are, where appropriate, references to the years ended or ending December 31, 2005, 2006 and 2007, respectively.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with Item 5 of this annual report, “Operating and Financial Review and Prospects.” The financial information as of and for each of the five years ended December 31, 2007 are derived from our consolidated financial statements, which have been audited by our independent registered public accounting firm, Samjong KPMG for the year ended December 31, 2007, Ernst & Young Han Young for the year ended December 31, 2006, and Samil PricewaterhouseCoopers for the years ended December 31, 2005, 2004, and 2003. The audited consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are included elsewhere in this annual report. The audit report of Samjong KPMG for the year ended December 31, 2007 contains an explanatory paragraph relating to our ability to continue as a going concern as described in more detail in note 2 to such consolidated financial statements.

These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The information set forth below is not necessarily indicative of the results of future operations.

	For the Years Ended December 31,
	2003		2004		2005		2006		2007		2007
	(in millions of Korean Won and thousands of US$, except share and per share data)
Statement of Operations Data:
Revenue	(Won)	17,806	(Won)	35,796	(Won)	41,584	(Won)	31,996	(Won)	17,590	$18,797
Cost of revenue		14,562		32,288		31,217		31,208		13,546	14,475
Gross profit		3,244		3,508		10,367		788		4,044	4,322
Operating expenses:
Selling, general and administrative		1,136		3,966		6,407		12,220		7,498	8,012
Research and development		1,335		3,211		3,503		5,834		5,042	5,389
Operating income (loss)		773		(3,669)		457		(17,266)		(8,496)	(9,079)
Other income (expense)		137		(110)		(315)		(1,058)		640	684
Income (loss) before income taxes gain (loss) from equity method investments, dilution gain and minority interest		910		(3,831)		142		(18,324)		(7,856)	(8,395)
Gain (loss) from equity method investments, net		—		(272)		85		5		—	—
Dilution gain from equity method investments and consolidated subsidiary		—		—		411		—		—	—

Minority Interest		—		—		341		818		—	—
Net income (loss) before cumulative effect of change in accounting principle		804		(4,065)		979		(17,501)		(7,856)	(8,395)
Cumulative effect of change in accounting principle		—		—		—		132		—	—
Net income (loss)		804		(4,065)		979		(17,369)		(7,856)	(8,395)
Accretion of preferred shares		(1,149)		(1,569)		(1,927)		—		—	—

Net loss attributable to common shareholders		(345)		(5,634)		(948)		(17,369)		(7,856)	(8,395)
Loss per share—basic and diluted(1)		(283)		(2,353)		(356)		(2,777)		(1,200)	(1.28)
Weighted average number of shares—basic and diluted		2,604,000		2,604,000		2,664,862		6,254,054		6,545,911	6,545,911

Cash Flow Data:
Net cash used in operating activities	(Won)	(3,854)	(Won)	(4,760)	(Won)	(2,612)	(Won)	(12,757)	(Won)	(4,234)	$(4,523)
Net cash used in investing activities		(1,572)		(2,103)		(1,202)		(3,139)		(5,730)	(6,124)
Net cash provided by (used in) financing activities		5,649		7,718		33,615		(2,918)		(1,638)	(1,750)

(1)	Our board of directors has authorized a one-for-four (1:4) reverse stock split of our American Depository Shares (“ADSs”) effective as of April 14, 2008. In connection with such stock split, the ratio of our common shares to ADSs changed from 1:2 to 2:1. The ADS information has been retroactively restated to reflect the result of the reverse stock split.

	As of December 31,
	2003		2004		2005		2006		2007		2007
	(in millions of Korean Won and thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	(Won)	286	(Won)	1,194	(Won)	31,040	(Won)	12,224	(Won)	628	$671
Accounts receivable, net		5,695		5,446		11,695		4,989		3,165	3,382
Inventories, net		6,374		6,818		8,708		4,986		1,424	1,522
Total assets		15,299		17,666		58,119		31,588		19,203	20,521
Long-term borrowings		1,217		1,259		646		167		—	—
Total liabilities		10,410		17,156		24,350		13,852		8,563	9,150
Series A convertible redeemable preferred shares		5,975		6,776		—		—		—	—
Stockholders’ equity (deficit)		(1,086)		(6,266)		32,950		17,736		10,640	11,371

(1)	For convenience, the Korean Won amounts are expressed in U.S. Dollars at the rate of (Won)935.8 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York.
(2)	Stockholders’ equity (deficit) for 2003 and 2004 does not include Series A convertible redeemable preferred shares, which were issued in March 2003. These preferred shares were converted into common shares in December 2005 in connection with our initial public offering.

Exchange rate information

This annual report contains translations of Korean Won amounts into U.S. Dollars at a specific rate solely for the convenience of the reader. The conversion of Korean Won into U.S. Dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Korean Won as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Korean Won to U.S. Dollars and from U.S. Dollars to Korean Won in this annual report were made at a rate of (Won)935.8 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any Korean Won or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or Korean Won, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between Korean Won and U.S. Dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Low	High	Average(1)	Period-end
	(Korean Won per US$1.00)
Years Ended December 31,
2003	1,146.0	1,262.0	1,192.1	1,192.0
2004	1,035.1	1,195.1	1,145.2	1,035.1
2005	997.0	1,059.8	1,023.8	1,010.0
2006	913.7	1,002.9	954.3	930.0
2007	903.2	950.2	929.0	935.8
2008
January	935.2	953.2	942.1	943.4
February	937.2	948.2	943.0	942.8
March	947.1	1,021.5	956.1	988.6
April	973.5	1,005.0	964.2	1,005.0
May	1,004.0	1,047.0	978.2	1,028.5
June(2)	1,016.8	1,044.0	983.0	1,038.5

Source: Federal Reserve Bank of New York.

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.
(2)	For the period to and including June 16, 2008.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Risks Related to Our Business

We incurred significant losses in the fiscal years 2006 and 2007, which is likely to continue if we are unable to increase our revenues and further reduce our costs. If we do not generate sufficient revenue in the future to achieve or sustain profitability, we may be required to discontinue our operations or seek protection under the applicable bankruptcy statutes.

We incurred net losses in the amount of (Won)7,856 million (US$8.4 million) for the year ended December 31, 2007. We also experienced losses during the first quarter of 2008 and there can be no assurance that we will achieve positive operating cash flow for any future financial periods. Our cash and cash equivalents decreased to (Won)628 million as of December 31, 2007 and (Won)163 as of March 31, 2008, from (Won)12,224 million as of December 31, 2006, as a result of such losses, along with cash amounting to (Won)7,368 million used for investing and financing activities in 2007. Our ability to generate future revenues will depend on securing design wins which will require continued research and development expenditures as well as meeting quality and delivery requirements on time. Research and development expenditures as well as sales and marketing expenses this year could exceed our cash on hand, and even if we were to secure design wins, due to time lags between when an order is placed and actual revenue is recognized, we may not generate sufficient cash flow in time to become profitable.

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

We recently secured design wins with our four transistor image sensors based on PlusPixel2™ technology. If our next generation CMOS products fail to satisfy the product specification requirements expected by our customers, our financial condition and results of operations will be adversely affected.

Our ability to achieve profitability will in large part depend on our ability to design and deliver cost effective camera chip solutions for our end-customers. In the year ended December 31, 2007, our revenues decreased by 45.0% to (Won)17,590 million from (Won)31,996 million in the year ended December 31, 2006, as we lost several significant customers due to delays in new product launches. Since December 2007, however, we have acquired new design wins with several companies, including Samsung Electronics, Pantech and KTF Technology, with our new third generation image sensors based on PlusPixel2™ technology. Although our next generation products are expected to meet anticipated technological specifications, customers, may still decide not to purchase our products due to concerns about our financial and technical capability to deliver sufficient numbers of error-free products on time, or perceived lack of reliability. If our next generation CMOS products fail to satisfy the product specification requirements expected by the market or other factors affect our ability to obtain significant orders, our financial condition and results of operations will be materially and adversely affected.

Our independent registered public accounting firm has raised questions about our ability to continue as a going concern in their report on our audited financial statements, which may adversely impact our ability to raise additional capital and our stock price.

Our independent registered public accounting firm has included in its report on our audited financial statements for the fiscal year ended December 31, 2007, an explanatory paragraph related to our ability to continue as a going concern. See note 2 of the accompanying financial statements to this form 20-F. The inclusion of this explanatory paragraph in the report of our independent registered public accounting firm may have an adverse impact on our ability to raise additional capital, thereby resulting in lower prices for our American Depositary Shares (“ADSs”) than might otherwise prevail.

Additional financing may be required to sustain our operations, repay our existing obligations and achieve our strategic and operating objectives.

Our existing cash balance, along with our available credit facilities, will probably not be sufficient to meet our working capital needs for 2008. We will be required to raise additional financing, through a combination of borrowings or the sale of equity or debt securities to finance our cash requirements. Such financing may be very difficult for us to obtain or may not be available at all. If we are unable to raise additional funds to sustain our operations in the future, substantial doubt may develop as to our ability to continue to operate our business as a going concern, with substantial adverse effects on the value of our common stock and our ability to raise additional capital. This uncertainty may also create concerns among our current and future customers, vendors and licensees as to whether we will be able to fulfill our obligations or, in the case of customers, fulfill their future product or service needs. As a result, our current and prospective customers, licensees and strategic partners might decide not to do business with us, or only do so on less favorable terms and conditions. If we fail to address our liquidity issues, our ability to continue our operations may be adversely affected.

We may not meet the continued listing requirements of the Nasdaq Global Market, which may cause our stock to be delisted and result in reduced liquidity of our stock, impact the trading price of our stock and impair our ability to raise financing.

On October 31, 2007, our ADS price dropped below $1.00 and continued to trade below the $1.00 level for more than 30 consecutive days. We received a letter from Nasdaq on December 14, 2007, stating that we were not in compliance with Marketplace Rule 4450(a)(5), the “Minimum Bid Price” rule, and that we would be given 180 days until June 18, 2008 to maintain the closing price of our shares above $1.00 for a minimum of 10 consecutive days to regain compliance. On April 14, 2008, we effectuated a one-to-four (1:4) reverse stock split of our ADSs, which reduced the number of our ADSs issued and outstanding from roughly 8,500,000 ADSs to about 2,125,000 ADSs, but which did not affect our shareholders’ proportionate equity interest or voting rights in the Company. In connection with such stock split, the ratio of our common shares to ADSs changed from 1:2 to 2:1. The purpose of the reverse stock split was to increase the price of our ADSs above the $1.00 Minimum Bid Price and maintain the listing of our ADSs on the Nasdaq Global Market. On May 15, 2008, we received a bid price compliance letter from Nasdaq stating that we regained compliance with the minimum $1.00 per share requirement under Nasdaq Marketplace Rule 4450(a)(5).

On June 20, 2008, we received an equity deficiency notification letter from Nasdaq, which states that we are currently not in compliance with the minimum $10,000,000 stockholders’ equity requirement for continued

listing on The Nasdaq Global Market under Marketplace Rule 4450(a)(3). We plan to furnish Nasdaq with plans that will entail specific measures to achieve and sustain compliance with all Nasdaq Global Market listing requirements, including the minimum stockholders’ equity requirement, on or before July 7, 2008. However, there can be no assurance that Nasdaq will find such plan sufficient and it may determine that our plans to meet the Global Market listing requirements are insufficient. If Nasdaq determines that we have not presented a definitive plan to achieve compliance in the short term and sustain compliance in the long term, we may be required to delist our ADSs or transfer the listing of our ADSs to The Nasdaq Capital Market.

If our ADSs get delisted from the Nasdaq Global Market, trading in our common stock could thereafter be conducted in the over-the-counter markets on Pink Sheets, the OTC Bulletin Board or on The Nasdaq Capital Market. In such event, the liquidity of our ADSs would likely be impaired, not only in the number of ADSs which could be bought and sold, but also through delays in the timing of the transactions, thereby resulting in lower prices for our ADSs than might otherwise prevail.

We are currently experiencing a high employee turnover rate. If we cannot retain our key personnel or do not succeed in hiring and retaining qualified new employees, our sales and marketing strategies could be delayed, and our business may be adversely affected.

In light of our financial difficulties, we have instituted certain cost-cutting measures to reduce our operating expenses since January 2007. During 2007 and the first half of 2008, we lost 27 employees and hired 19 new employees at our headquarters, bringing the total number of employees at the headquarters to 80 as of June 10, 2008.

We depend highly on our sales personnel to sell our products, many of whom would be difficult to replace as it is an important aspect of our sales strategy to have our sales personnel maintain continuous relationships with our customers to generate future business. As of June 10, 2008, our marketing and sales department employed 13 employees, compared to 10 as of December 31, 2007. The loss of these employees could seriously impact our business, especially if we are unable to identify, attract and recruit qualified sales, marketing, finance and management personnel. If we do not succeed in retaining and hiring new candidates with appropriate qualifications, our sales and marketing strategies could be negatively affected, which could reduce our future revenues and profitability.

We have been named as a defendant in certain litigation regarding intellectual property infringement, which has been diverting management attention and has been costly and time-consuming to defend.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We are currently a defendant in ongoing litigation matters regarding intellectual property infringement claims as described in Item 8 of this annual report, “Financial Information—Consolidated statements and other financial information—Legal proceedings.” Although we believe that these claims are invalid and our cancellation proceedings will be successful, if the relevant patents held by MagnaChip Semiconductor, Ltd., or MagnaChip, are found to be valid and we are held to have infringed those patents our core technology could be held to be infringing MagnaChip’s patents. In such an event, we may be required to pay substantial damages and develop alternative non-infringing intellectual property or enter into intellectual property license agreements with MagnaChip which may not be available on acceptable terms or at all. If such intellectual property were to become unavailable, our business could be materially and adversely affected. Protracted litigation could also cause our customers, or potential customers, to defer or limit the purchase of our products until the resolution of such litigation. In addition, MagnaChip may seek to obtain an injunction to prevent us from selling our products or using technology that employs the allegedly infringing intellectual property.

In addition, other companies may pursue litigation against us with respect to other claims in the future. An adverse result in any litigation regarding patent and other intellectual property rights may cause us to incur significant expenses, subject us to liability for damages, including treble damages if we are held to have willfully infringed, and invalidate our proprietary rights. These lawsuits, regardless of their outcome, will likely be expensive to resolve and could divert management’s time and attention.

We may in the future initiate claims or litigation against third parties for infringement of our intellectual property rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could also result in significant expenses and the diversion of the attention of our management and personnel.

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

We have been named as a defendant in a shareholder class action litigation as described in Item 8 of this annual report, “Financial Information—Consolidated statements and other financial information—Legal proceeding.” The litigation process has utilized a material portion of our cash resources and diverted management’s attention from the day to day operations of our company.

On April 15, 2008, we reached a tentative settlement to resolve the consolidated shareholder class action lawsuit against us and certain current and former directors and officers filed in April 2006 in the United States District Court for the Southern District of New York.

Under the terms of the tentative settlement, we have approved a settlement payment of US$1.0 million. The settlement provides for a dismissal of the lawsuit with prejudice and full releases for the Company and the named officers and directors from all allegations made in the lawsuit. The settlement further provides for no presumption or admission of fault, liability or wrongdoing by the Company or the directors or officers. The settlement payment will be funded by the Company’s directors and officers liability insurance. Given available insurance and other factors, we presently believe this settlement payment will not have a material impact on our financial position or results of operations.

We depend on a few key customers to generate a majority of our revenues, and if any key customer was to discontinue, significantly reduce or delay or cancel its purchases of our products, or become insolvent or declare bankruptcy, our revenues could be significantly reduced.

A significant portion of our revenue is currently derived from a relatively small number of customers. Our top five customers accounted for approximately 63%, 74%, and 69% of our revenues in 2005, 2006, and 2007 respectively. In addition, the royalty income we receive from Sharp Corporation, or Sharp, under the co-development agreement with them accounted for 23% of our total revenues in 2007. In the event one or more of our top customers were to delay or cancel their production of products incorporating our CMOS image sensors or reduce or discontinue their dealings with us, we could suffer a significant decline in revenues.

In addition, our customers conduct business in highly competitive and rapidly changing industries, such as mobile communications and consumer electronics. If any of our customers were to become insolvent or declare bankruptcy, we could be forced to write off related accounts receivables which were booked as revenues. For example, two of our top ten customers in 2004 based on revenues, Maxon Telecom Co., Ltd., or Maxon, and Telson Electronics Co., Ltd., or Telson, experienced financial difficulties in the second quarter of 2004 and are both undergoing reorganization and bankruptcy. The total receivables from Maxon as of December 31, 2007 was approximately (Won)1,126 million, which we have fully reserved. We cannot guarantee when or if we will recover any of such outstanding amount. In addition, we have written off the entire amount of receivables from Telson, which totaled (Won)191 million. During 2006, we fully reserved the entire amount of (Won)173 million outstanding from VK Corporation, which filed for receivership in Korea.

Intense competition from larger and more established CMOS image sensor manufacturers could reduce our market share, our revenues and our profits.

The CMOS image sensor market is very competitive and is characterized by rapid technological changes, evolving standards, short product life cycles and decreasing prices. As a result, we are not able to assess our exact competitive position relative to our main competitors. We face competition from well-established companies, such as MagnaChip, Micron Technology Inc., or Micron, Samsung LSI, OmniVision Technologies, Inc., or OmniVision, STMicroelectronics N.V. and Toshiba Corporation, that sell highly-integrated single chip CMOS image sensors, as well as from other competitors. We expect competition in the CMOS image sensor market to continue to increase.

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

The CMOS image sensor market is characterized by intense price competition. As a result, we have experienced market driven pricing pressures and a decline in average sales prices for our products, with declines ranging from 18.2% to 51.6% in 2007 compared to 2006, which we expect will continue in the future. Our competitors, such as Micron and OmniVision, have significantly greater financial resources to withstand pricing pressures and declining margins. If we are unable to offset declining average sales prices by achieving manufacturing cost efficiencies, developing new products incorporating more advanced technology or adding new features, our gross margins and profits will continue to decline.

If we cannot develop and introduce new CMOS image sensors, we may not generate sufficient revenues to offset our initial product design, development, production and marketing costs, and our gross margins and profitability will continue to decline.

The development of new CMOS image sensors is highly complex. As our products integrate new and more advanced functions, they become more complex and increasingly difficult to design. Our future ability to develop and introduce new products depends on a number of factors, including:

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

In addition, rapid market driven declines in the value of image sensors may result in inventory write-downs, if the estimated realizable value for our goods in inventory is determined to be below our cost and the number of units on hand is determined to exceed the number of units that we had forecasted to sell over a certain period of time. As a result of unsold lower grade image sensors, canceled orders from financially-troubled customers, unsold image sensors manufactured in anticipation of future orders and a rapid decline in the value of our goods in inventory, we recognized a loss on valuation of inventory of (Won)8,148 million and (Won)1,352 million (US$1.4 million) in 2006 and 2007, respectively. If we are unable to more accurately forecast product demand, we face a higher risk of excess inventory and product obsolescence, which could increase our cost of revenue and reduce our gross margins. We also may not meet customers’ demands in a timely manner.

Because we depend on two wafer foundries to manufacture all of our products, we have limited control over the wafer manufacturing process and the allocation of manufacturing capacity. If our current wafer foundries experience any disruption, we may not be able to find a replacement foundry or foundries. This dependence may limit our ability to respond promptly to increased customer demands, which could cause unforeseen manufacturing and operational delays and costs, harm our relationships with our key customers and lower our future revenues.

We do not own or operate a semiconductor fabrication facility. Currently, we rely on Dongbu HiTek Co., Ltd. (“Dongbu Hitek”), located in Korea, and United Microelectronics Corporation, or UMC, located in Taiwan, to produce all of our integrated circuit wafers. In November 2005, we entered into a manufacturing outsourcing agreement with UMC, which currently manufactures all of our third generation image sensors based on PlusPixel2™ technology. Our current reliance on Dongbu HiTek and UMC involves a number of significant risks, including:

•	the sudden loss of all manufacturing services;

•	the lack of guaranteed production capacity or product supply;

•	reduced control over delivery schedules, quality assurance, manufacturing yields and production costs; and

•	unavailability of, or delayed access to, next generation or key process technologies.

We do not have a long-term supply agreement with Dongbu HiTek or UMC. Instead, we secure manufacturing capacity on a rolling six-month forecast and purchase order basis. Dongbu HiTek and UMC have no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order based on our rolling six-month forecast. Our requirements represent a small portion of Dongbu HiTek’s and UMC’s total manufacturing capacity, and they may reallocate capacity to more preferred customers during periods of high demand.

If our independent foundries are unable or unwilling, for any reason, to continue to manufacture our wafers in the required volumes, at acceptable quality, yields and costs and in a timely manner, our business will be adversely affected. As a result, we would have to identify and qualify one or more substitute foundries, a time-consuming and complex process that could result in unforeseen manufacturing and operational delays and costs. In addition, if competition for foundry capacity increases, we may be required to incur additional production costs to secure access to alternative manufacturing services, which may result in reduced manufacturing yields and quality. If we fail to meet our wafer supply requirements in the future, our ability to win large customer orders and respond promptly to any increase in demand could be adversely affected, which could harm our relationships with our key customers and lower our future revenues.

If the mobile camera phone market fails to grow and develop as we anticipate, our future revenues and profits could decline.

We derived approximately 74.5% and 76.0% of our revenues from the mobile camera phone market in 2006 and 2007, respectively. The remaining portions of our revenue during 2007 were derived from non-mobile applications, such as webcams, notebook embedded cameras, toys and games. We expect that our current business model and our future success will continue to depend in large part on the continued growth of the mobile camera phone market. If the mobile camera phone market does not grow as anticipated, or if demand for our image sensors in this market decreases, our future revenues and profits could decline.

We have a limited number of patents and pending patent applications compared to our competitors, and we may be unable to protect adequately our existing intellectual property, which could adversely affect our competitive position, and our ability to generate revenues and profits.

Compared to our well-established competitors, we have a relatively limited number of patents and pending patent applications. We cannot assure you that our limited number of patents, combined with trade secrets, nondisclosure agreements and other protective methods, will be effective in protecting our proprietary technologies.

We currently have 35 patents issued in Korea and 6 patents issued outside of Korea, and 3 patent applications pending in Korea and 18 patent applications pending in those countries which are members of the Patent Cooperation Treaty. We cannot assure you that any patent application will be successful or, if a patent is issued, that it will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents. To minimize this risk, we may need to spend significant resources to monitor and protect our intellectual property rights.

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

Risks related to Korea and other risks

Increased tensions with North Korea could adversely affect our business, financial condition and results of operations.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increased hostility between North Korea and the United States.

In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including inspections of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In return, the other five parties in the six-party talks agreed to provide emergency energy assistance of 50,000 tons of heavy fuel oil to North Korea in the initial phase. On October 3, 2007, participants of the six-party talks reached an agreement under which North Korea committed to dispose of all its existing nuclear facilities by the end of 2007. On October 4, 2007, at the conclusion of an inter- Korean summit, Korea and North Korea signed an eight-point joint declaration in which they vowed to work together on eight major issues, including the replacement of the armistice which ended the Korean War with a peace treaty.

In addition, the United States and Korea have been reassessing the nature of their military alliance in Korea. In October 2004, the United States and Korea agreed to a three-phase withdrawal of approximately one-third of the 37,500 U.S. troops then stationed in Korea by the end of 2008. By the end of 2006, 10,000 U.S. troops had departed Korea, with the remaining 2,500 U.S. troops to be withdrawn by the end of 2008. Further, in February 2007, the United States and Korea agreed to dissolve their joint command structure by 2012, which would allow Korea to assume the command of its own armed forces in the event of war on the Korean peninsula. We derived 22.5% and 29.7% of our revenues in 2006 and 2007, respectively, from our customers located in Korea. Although we do not derive any revenue from, and do not sell any of our products in, North Korea, any further increase in tensions or any military hostilities which may occur, could harm our business, financial condition and results of operations.

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are incorporated in Korea and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in the past few years have shown mixed signs of recovery and uncertainty, and future recovery and growth of the economy is subject to many factors beyond our control. Any future deterioration of the Korean and global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols (Korean conglomerates), or their suppliers, and their potential adverse impact on the Korean economy;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	political instability that may arise in connection with the recent presidential election;

•	a slowdown in consumer spending and the overall economy, including the real estate market;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen or revaluation of the Chinese renminbi), interest rates and stock markets;

•	deterioration of economic or market conditions in other markets, including the sub-prime market in the United States and elsewhere;

•

adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	political, social and labor unrest;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or avian flu in Asia and other parts of the world;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea and/or the United States.

Risks Related to Our Common Shares and ADSs

The market price for our ADSs may be volatile, and the value of your investment in our ADSs may decrease.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to the factors set forth elsewhere in this section, as well as:

•	our financial results;

•	the history of, and the prospects for, us and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues and cost structures;

•	the present state of our development; or

•	the valuation of other publicly-traded companies in our industry.

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

We believe that we may have been a passive foreign investment company (“PFIC”) for 2007, which has certain adverse U.S. federal income tax consequences to holders of common shares and ADSs.

In general, we will be considered a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income. Based on the price of our common shares and ADSs during our 2007 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe we may have been a PFIC for our 2007 taxable year. Further, there is a significant risk that we will be a PFIC for our 2008 taxable year, and we may be a PFIC for future taxable years.

If we are a PFIC for any year that you hold common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to you, including re-characterization of gains realized on the disposition of, and certain dividends received on, the common shares or ADSs as ordinary income earned pro rata over your holding period for such common shares or ADSs, taxed at the maximum rates applicable during the years in which such income is treated as earned, and subject to interest charges for a deemed deferral benefit. You should consult your own tax advisor with respect to our potential PFIC status and the consequences to you. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Failure to achieve and maintain effective internal control over financial reporting in accordance with the requirements of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, results of operations and the trading price of our ADSs.

The SEC, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a management report on internal control over financial reporting in their annual report on Form 10-K or Form 20-F, as the case may be, containing an assessment by management of the effectiveness of companies internal control over financial reporting. We have included our management’s first report on our internal control over financial reporting in this annual report. In addition, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, a public company’s independent registered public accounting firm must attest to the effectiveness of the company’s internal control over financial reporting. This attestation report will be included in our annual report on Form 20-F for 2009 because the delay to 2009 of Section 404(b) requirement for non-accelerated filers has been approved by the SEC on June 20, 2008. In connection with the audit of our financial statements for the years ended December 31, 2007, our management identified certain material weaknesses in our finance team’s ability to support the financial reporting requirements of a U.S. registrant. While several of our material weaknesses were addressed during 2007, our management believes that four specific material weaknesses still remain in our internal control over financial reporting in 2007, as discussed in more detail under item 15 hereof. If our management identifies new material weaknesses in 2008 or if our independent registered public accounting firm interprets the requirements, rules or regulations differently from us for the Form 20-F for 2008, then we may not be able to remedy in time to meet the deadline for compliance with the requirements of Section 404 or the public accounting firm may decline to attest to our management’s assessment or may issue a qualified report. Any of these outcomes could cause investors to lose confidence in the reliability of our financial statements, which ultimately could harm our business and negatively impact the trading price of our ADSs.

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us, and our directors and officers.

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

Item 4. Information on the Company

A. History and development of the company

We operate as a company with limited liability under Korean law and were incorporated on April 12, 2000. Our legal and commercial name is “Pixelplus Co., Ltd.” The address and telephone number of our registered office and principal place of business is: 6 th Floor, Gyeonggi R&DB Center, 906-5 Iui-dong, Yeongtong-gu, Suwon-si, Gyeonggi-do 443-766, Korea, telephone number: +82-31-600-5300. Our authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, telephone number: +1-302-738-6680.

We first began providing our image sensors in September 2002 by marketing and selling our products primarily through our domestic direct sales force and through a network of authorized international sales agents and distributors. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation and consolidated by our company.

We completed the initial public offering of 4,500,000 ADSs, each representing one-half of a common share, par value (Won)500 per share, on December 27, 2005. On December 21, 2005, we listed our ADSs on the Nasdaq under the symbol “PXPL.” The ADSs were offered and sold at US$8.00 per ADS. In addition, on January 25, 2006, the underwriters exercised in full their over-allotment option and purchased an additional 675,000 ADSs representing 337,500 common shares from certain selling shareholders of our company at the initial public offering price of US$8.00 per ADS. On April 14, 2008, we effectuated a one-to-four (1:4) reverse stock split of our ADSs, which reduced the number of our ADSs issued and outstanding from roughly 8,500,000 ADSs to about 2,125,000 ADSs, but which did not affect our shareholders’ proportionate equity interest or voting rights in the Company. In connection with such stock split, the ratio of our common shares to ADSs changed from 1:2 to 2:1. The purpose of the reverse stock split was to increase the price of our ADSs above the $1.00 Minimum Bid Price and maintain the listing of our ADSs on the Nasdaq Global Market. On May 15, 2008, we announced that we received a bid price compliance letter from Nasdaq stating that we regained compliance with the minimum $1.00 per share requirement under Nasdaq Marketplace Rule 4450(a)(5).

Our capital expenditures were approximately, (Won)826 million, (Won)1,614 million, and (Won)2,850 million (US$3.0 million) in 2005, 2006, and 2007, respectively. These capital expenditures were for the acquisition of property and equipment. Our capital expenditures were financed primarily from the proceeds of our initial public offering. See Item 5 of this annual report, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Our product family consists of CMOS image sensors of various specifications, which are sold as stand-alone products or incorporated into camera modules. Our customers include some of the leading designers and manufacturers of mobile phones, camera modules and other electronic imaging products, such as Samsung Electronics, Pantech, BYD Co., Ltd., Cresyn, Co., Ltd., Logitech Europe S.A., Seiko Precision Inc., Sharp, Sun Yang Digital Network Technology and YEL Electronics Limited. We market and sell our products primarily through our domestic direct sales force and through a network of authorized international sales agents and distributors.

Since we first began producing our image sensors in September 2002, our revenues increased from (Won)17,806 million in 2003 to (Won)35,796 million in 2004 to (Won)41,584 million in 2005. But in 2006 and 2007, we experienced a sharp decline in our revenues to (Won)31,996 and (Won)17,590 million, respectively. In 2006 and 2007, we sold worldwide approximately 13.8 million and 11.6 million image sensors respectively, and received royalty fees for 19.4 million and 19.0 million CMOS image sensors, respectively. Royalty fees are recorded as service revenue. Our royalty fees were generated under our agreement with Dongbu HiTek, pursuant to which we provide image sensor design and other technical services for Dongbu HiTek, which then sells such CMOS image sensors to Sharp. In exchange, Sharp pays us fees based on the number of image sensors manufactured. In November 2006, we entered into a co-development agreement with Sharp to co-develop certain sensor chips, which are designed by us and manufactured by Sharp. Under this agreement, we receive royalty payments equal to a certain percent of the market sales price of the chips co-developed.

In 2007, we incurred losses due to a combination of several factors. The sales of our 1.3 megapixel products, which were our highest selling products during 2006, decreased approximately by 66.3% from (Won)11,461 million in 2006 to (Won)3,861 million in 2007 due to decreased sales of PC cameras. In addition, we failed to generate additional sales or receive new design wins as we faced delays in launching our next-generation of products due to the need for additional design modifications and testing processes. After we completed the testing of our next-generation products utilizing our PlusPixel2™ technology, we acquired new design wins from Samsung Electronics and Pantech starting in December 2007. Our ability to continue our business will depend on our ability to successfully launch our next-generation products and generate orders from our current and potential customers.

Products

We design, develop and market CMOS image sensors, featuring high quality resolution, high level of system integration and low power consumption. Our product portfolio consists of CMOS image sensors and “System-on-a-Chip” or SoC incorporating our CMOS image sensors of various specifications and other integrated components such as microprocessor and memory block. We provide CMOS image sensors for mobile phone, PC camera and security and surveillance system applications.

We combine our image sensor engineering and system engineering expertise to offer our customers innovative and advanced products. Our product offerings range from our 0.1 megapixel CIF and 0.3 megapixel VGA products to our higher-end 1.3 megapixel super extended graphics array, or SXGA, and 2.0 megapixel ultra extended graphics array, or UXGA, products. All of our CMOS image sensors incorporate on a single chip many high performance digital camera functions, including an integrated ISP, noise reduction circuits, color gain controller, internal timing generator and analog-to-digital converter, or ADC.

We developed our first 1.3 megapixel CMOS image sensor for commercial production in September 2003, and our first 2.0 megapixel single chip product with auto-focus capabilities for commercial production in April

2005. In April 2005, we also integrated a four-channel motor controller into our commercially available 2.0 megapixel products to control mechanical shutter, aperture and auto focus functions as part of our camera SoC strategy. In September 2006, we introduced a VGA image sensor with an optical size of 1/8.6 inch, and in 2007, we introduced a CIF image sensor with an optical size of 1/11 inch and developed our four-transistor CMOS structure as well as certain other products, including a VGA bayer output image sensor with an optical size of 1/8 inch.

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

Pixelplus CMOS Image Sensors

We derived 42.2%, 74.1% and 70.7% of our total revenues from the sale of our CMOS image sensors in 2005, 2006 and 2007, respectively. The trend in the mobile camera phone industry is toward smaller image sensors with higher image quality. To achieve size efficiency, we are continuing to develop products with smaller optical size, such as our CIF image sensor with 1/11 inch optical size. We are also seeking to provide products with better image quality and multiple functionality, such as our 1.3 megapixel SXGA and 2.0 megapixel UXGA products with multiple features and high system integration. In addition, we are also working with our independent foundries to improve the manufacturing process of our CMOS image sensors, such as upgrading to a back-end over layer, or BEOL, process technology to reduce noise and image distortion. Our current CMOS image sensor portfolio consists of the following:

Product Group (Resolution)	Product Name	Technology (µm)	Optical Size (inch)	Key Features
CIF (0.1 megapixel)	PO2010D	0.25	1/7	On-chip ISP
	PO3010K	0.18	1/11	On-chip ISP, CIF shrink version
	PO4010K	0.13	1/11	On-chip ISP

VGA (0.3 megapixel)	PO2030N	0.25	1/4.5	On-chip ISP
	PO3030K	0.18	1/6.2	VGA shrink version, upgraded BEOL process
	PO5030	0.18	1/10	VGA shrink version
	PO6030	0.13	1/6.2	On-chip ISP
	PO7030	0.13	1/8	Bayer output

SXGA (1.3 megapixel)	PO2130D	0.25	1/2	On-chip ISP
	PO3130D	0.18	1/3.3	SXGA shrink version
	PO3130R	0.18	1/3.3	SXGA shrink version, upgraded BEOL process
	PO4130K	0.18	1/3.9	On-chip ISP, SXGA shrink version
	PO5130N	0.13	1/4.2	On-chip ISP, on-chip regulator

UXGA (2.0 megapixel)	PO1200N	0.18	1/2.7	On-chip ISP
	PO1200D	0.18	1/2.7	On-chip ISP, upgraded BEOL process
	PA1200N	0.18	1/2.7	Auto-focus, on-chip ISP
	PA1200D	0.18	1/2.7	Auto-focus, on-chip ISP, upgraded BEOL process
	PO2200K	0.13	1/3.5	Auto-focus, on-chip ISP, on-chip regulator, motor controller

Product Group (Resolution)	Product Name	Technology (µm)	Optical Size (inch)	Key Features
NTSC/PAL (0.25 megapixel)	PC1025N	0.25	1/4	Analog TV signal output

Vision Application Processor SoC	PM1002K	0.18		Direct sensor interface, 32-bit RISC MCU-embedded, real-time pattern recognition

Capsule Endoscope Image Sensor SoC	PD1010K	0.18	1/7	0.1 megapixel, low power consumption, high sensitivity at low illumination condition, direct LED control, other highly customized features designed for capsule endoscope applications

CIF. Our CIF image sensors are used mainly in dual camera mobile phones which utilize two image sensors, a CIF image sensor for video conferencing and a higher megapixel image sensor for taking digital photos. Our CIF image sensors are sold primarily to our customers in Japan, such as Sharp and Seiko Precision Inc., due to the popularity of dual camera mobile phones in Japan, and accounted for approximately 28.6% of our revenues in 2007, compared to approximately 26.7% of our revenue in 2006.

VGA. Our VGA image sensors and our camera modules incorporating VGA image sensors accounted for approximately 29.4% and approximately 35.9% of our revenues in 2006 and 2007, respectively. During the same two-year period, VGA image sensors have been the most widely used CMOS image sensor in the mobile camera phone industry, primarily due to their size, image quality and price. Our VGA image sensors range in optical size from 1/4.2 inch to 1/10.2 inch.

SXGA. We developed our first 1.3 megapixel SXGA image sensors for the mobile camera phone application using 0.25 µm technology for commercial production in December 2003, using 0.18 µm BEOL process technology in May 2005 and using 0.15 µm process technology in November 2005. We completed development of SXGA image sensors using our 0.13 µm technology with 1/4.2 inch optical size, 2.6 µm pixel-based advanced sensor, and improved ISP during the first half of 2007. This product incorporates on-chip ISP and on-chip regulator functions. Our SXGA image sensors are used primarily in higher-end, higher resolution mobile camera phones. Our SXGA image sensors and camera modules incorporating SXGA image sensors accounted for approximately 21.5% of our revenues in 2007, compared to approximately 35.8% of our revenues in 2006. Our SXGA image sensors currently include image sensors with 1/2 inch, 1/3.3 inch, 1/3.9 inch and 1/4.2 inch optical sizes.

UXGA. Our 2.0 megapixel UXGA image sensors with 1/2.7 inch optical size are our highest-resolution product. We began offering our first UXGA products with auto focus in January 2005. We have also integrated motor control mechanisms for auto-focus and mechanical shutters as well as auto-focus algorithm features into this product. We completed development of UXGA image sensors using our 0.13 µm technology with 1/3.5 inch optical size during the second half of 2006. This product incorporates auto focus, in addition to on-chip ISP, on-chip regulator and on-chip motor controller functions. Our UXGA products accounted for approximately 5.5% of our revenues in 2007, whereas they accounted for approximately 7.0% of our revenues in 2006.

NTSC/PAL. Our 0.25 megapixel NTSC/PAL image sensors are our only product not used in mobile camera phone applications and are instead used in security and surveillance cameras and toys. We commercialized our first NTSC/PAL image sensors in October 2004. Our NTSC/PAL image sensors are highly-integrated products combining on a single chip CMOS image sensors, ISP, a television encoder for both NTSC and PAL systems, which is used to convert the digital video generated from the sensors to a composite 10-bit signal, and a video discretionary access control mechanism that converts composite 10-bit signal to an analog signal for television viewing. In 2007, our NTSC/PAL image sensors accounted for 4.4% of our revenues compared to 0.2% of our revenues in 2006.

Products to be Released

The mobile camera phone market continues to demand smaller chip size, higher image quality and greater functionality, all at a competitive price. Our products currently under development or testing consist of the following:

Product Group (Resolution)	Product Name	Technology (µm)	Optical Size (Inch)	Key Features	Expected Time of Completion
VGA (0.3 megapixel)	POB030K	0.13	1/6.2	Digital output	Second half of 2008
VGA (0.3 megapixel)	PH8030K	0.18	1/10.2	Digital output, MIPI interface	Second half of 2008
NTSC (0.3 megapixel)	PC1030K	0.13	1/4	Analog TV NTSC signal output, auto focus, digital output	First half of 2008
NTSC (0.3 megapixel)	PC2030K	0.18	1/4	Analog TV NTSC signal output, digital output For automotive application	Second half of 2008

0.3 Megapixel VGA. We plan to use the 1/6.2 inch and the 1/8 inch models to target the low-cost camera phone market in China. These products are targeted for to the notebook camera and web camera markets.

0.3 Megapixel NTSC. We completed the development of 0.3 megapixel NTSC/PAL image sensors using 0.13 µm technology with 1/4 inch optical size. We expect to market this product for use in intercoms and automobiles, as well as in security and surveillance system application.

Vision Application Processor SoC. We recently completed the development of Vision Application Processor SoC, an application-specific SoC processor. We expect to market this product for the biometric security applications for mobile phones, personal digital assistants and PC peripherals. This product accelerates real-time vision applications by integrating application-specific hardware engine with a processor to aid pattern-recognition applications. Along with the chipset which consists of this product and CMOS image sensors, we also expect to provide total mobile embedded security solutions for face recognition, iris recognition, and fingerprint recognition, including hardware chipsets, as well as firmware and software. This product is currently undergoing the final phase of design by our research and development team.

Capsule Endoscope Image Sensor SoC. We commenced mass production of our Capsule Endoscope Image Sensor SoC, an application-specific image sensor SoC for capsule endoscope applications, during the second half of 2007. This product offers size efficiency for ease of use and has special features, such as low power consumption, low illumination imaging capability, direct light emitting diode, or LED, light source control, and other highly customized features designed for capsule endoscope applications.

Pixelplus Camera Modules

We derived 49.4%, 8.7% and 0.1% of our total revenues from sales of our camera modules in 2005, 2006 and 2007, respectively.

Until 2006, we offered a variety of custom-made camera modules incorporating our CMOS image sensors. Our camera modules, which consisted mainly of an optical lens, a lens holder, a printed circuit board, a socket that attaches the image sensor to the end-product, and our CMOS image sensor chip, allowed our customers to incorporate a complete camera system into their mobile phones. The assembly of our camera modules were outsourced to third party contractors. In 2006, we reevaluated the margin we obtain from the additional assembly process and decided to fade out camera modules from our product portfolio and concentrate our resources on the development and sales of CMOS image sensors. Our revenues from sales of our camera modules decreased significantly in 2006 and we discontinued the sale of this product line by the end of 2007. In order to meet the demands of those customers that continue to require camera modules, we have completed a transition to form a new arrangement under which we sell our CMOS image sensors to camera module assembly companies who then assemble the camera modules and sell directly to these customers.

Services

We derived 16.1% and 22.6% of our total revenues from engineering and technology services and royalty fees in 2006 and 2007, respectively. Under our arrangement with Dongbu HiTek, which is one of our independent foundries, we provide engineering, technology and other services, including CMOS image sensor design, product customization services, manufacturing process consulting to achieve high yield product probe testing, customer support and technical services, to Dongbu HiTek. Our service fee is based on the number of CMOS image sensors that successfully pass a product probe test conducted by Tesna Inc.(“Tesna”). Dongbu HiTek manufactures and sells these CMOS image sensors directly to Sharp. In November 2006, we entered into a co-development agreement with Sharp to co-develop certain sensor chips, which are designed by us and manufactured by Sharp. Under the agreement, we receive royalty fees equal to a certain percent of the market sales price of the chips co-developed. These royalty fees are recorded as service revenue.

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

Pixelplus PlusPixel2™ Technology

We have optimized the architecture of the pixel structure and the analog signal path to minimize the chip size while maintaining superior image quality. Our new third generation PlusPixel2™ image sensors deliver digital still camera quality image based on our proprietary pixel design and know-how of raising the signal-to-noise ratio and light sensitivity, while decreasing dark current to a very low level. The process and technology adopted in the PlusPixel2™ image sensors is expected to provide an improved low-light performance and allow mobile phone manufacturers to design small form factor camera modules, which we expect to be an attractive feature as mobile camera phone become smaller in size.

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

Sales and marketing

We generally market and sell our products through our domestic direct sales force and through a network of distributors. In 2007, we derived 61.7% of revenues from our direct sales force and 38.3% of revenues from our distributors.

We rely predominantly on our direct sales force for domestic sales. Our sales and marketing organization has a total of 13 employees. Our sales employees, like all of our other employees, participate in our corporate profit sharing and year-end bonus system and do not receive any commission on sales. We have recently experienced significant departures from our sales and marketing team, with five employees resigning in 2007 and one employee resigning in the first quarter of 2008. As of May 31, 2008, we had a total of 108 employees, with 44 employees in R&D, 21 employees in manufacturing, 30 employees in administration and 13 employees in sales and marketing.

We have an international network of 13 independent distributors, with two located in Korea, one in Japan, three in Taiwan, one in Europe, one in China and five in Hong Kong. We also have one independent sales agent located in Europe.

We established a wholly-owned sales subsidiary, Pixelplus Shanghai Ltd. in Shanghai, China, in September 2004. Pixelplus Shanghai Ltd. entered into a selling agency agreement with Pixelplus Co., Ltd. in August 2006, whereby Pixelplus Shanghai Ltd. received a commission for the sale of our products. In November 2007, we moved our Chinese business operations to Shenyang, China by establishing Pixelplus Electronics Shenyang Co., Ltd. In March 2004, we established a minority-owned subsidiary, Pixelplus Technology Inc., or PTI, in Taiwan with Taiwanese partners that have local customer and supply chain relationships, but in the second half of 2007, disposed of our entire 37.5% shareholding interest in PTI and opened a branch office in Taiwan. See, Item 10.C “Material Contracts—Share Transfer and Termination and Release Agreement.” We also established a wholly-owned sales and research and development subsidiary in San Jose, California, in January 2005.

Sales Cycle

We sell most of our CMOS image sensors to mobile phone manufacturers or module assembly companies that sell camera modules under their own brand names. All of our CMOS image sensors are standardized products. The sale process begins by us qualifying with a customer to supply a specific product. After the successful completion of the qualification process, we may receive a purchase order eight to 10 weeks prior to the desired date of delivery. For high volume orders, our customers generally provide us with three-month forecasts, which, together with our own forecasts, allow us to plan our production requirements with our independent foundries.

Warranties

In accordance with industry standards, we generally provide a limited warranty to our end-customers. We have not incurred significant costs related to our warranty obligations. Our products are technically and visually tested by our customers prior to their issuance of purchase orders and undergo multiple testing processes by Tesna after each stage of the wafer fabrication and chip scale packaging, or CSP, process. We believe these testing processes allow us to minimize the number of warranty claims from our customers. We also receive from our independent foundry a 90-day warranty from the date of delivery of the wafers used in our products.

Customers

In 2007, Asia accounted for 96.7% of our total revenues, with 42.1% from China, 29.7% from Korea and 24.8% from other Asian countries, including Japan and Taiwan.

A relatively small number of customers have accounted for a significant portion of our past revenues. In 2007, our top five customers accounted for approximately 68.6% of our revenues, compared to approximately 74% of our 2006 revenues. The following table provides a list of our top ten customers, their location and the category of products purchased in 2007 attributable to each listed customer:

Customer	Country	Product Categories
Dongbu Hitek Co., Ltd(1)	Korea	CIF
Seiko Precision INC	Japan	CIF/SXGA
Ewelly (HongKong) Company Limited	China	VGA
Eternal Shine Trading Ltd.	China	VGA
Shenghe Technology Limited	China	UXGA
Sino-Pro	China	VGA/SXGA
DKsemicon	Korea	UXGA/NTSC
Group Intellect	China	NTSC
Hanphone Technology	China	VGA
Cresyn Co., Ltd.	China	VGA

(1)	Indirect customer under our services arrangements with Dongbu HiTek.

Two of our distributors, Shenghe Technology Limited and YEL Electronics Limited, accounted for 4.9% and 0.1%, respectively, of our revenues in 2007. No distributor accounted for more than 10% of our revenues for that period.

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

Our main competition comes from other CMOS image sensor design companies and manufacturers, which include a number of well-established companies, such as MagnaChip, Micron, Samsung LSI, Samsung Electronics Co., Ltd., Samsung Electronics, OmniVision, STMicroelectronics and Toshiba Corporation. In addition, each of Samsung Electronics and Sony Corporation has a long history of working with CCD image sensors, a competing technology. Also, certain companies, like Matsushita Electric Industrial Co., Ltd., are in the process of developing hybrid technology by mixing CMOS and CCD image sensor technologies, to compete in the same markets as our CMOS-based image sensors.

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

Intellectual property rights

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patents and trade secrets, as well as nondisclosure agreements and other methods, to protect various aspects of our products and related propriety technology and know-how. We have obtained 35 patents in Korea, two patents in Taiwan, two patents in China, and two patents in the United States, and we have three patent applications pending in Korea and 18 patent applications pending in those countries which are members of the Patent Cooperation Treaty. Our patents have terms expiring from 2021 to 2026. These patents and patent applications are intended to protect our proprietary pixel structures, single-chip Camera SoC architecture, noise reduction and cancellation circuits, and image enhancement and color processing technologies of our image sensors.

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

Wafer Fabrication

Dongbu HiTek has manufactured our integrated circuits since our first production model in 2002. Dongbu HiTek utilizes two CMOS wafer fabrication facilities in Korea and has the capacity to produce approximately 70,000 wafers per month. In 2007, our wafer production requirements from Dongbu HiTek ranged from approximately 500 to 1,000 wafers per month.

We qualified UMC as an alternative manufacturing resource and entered into a manufacturing outsource agreement with UMC in November 2005. UMC utilizes seven CMOS wafer fabrication facilities in Taiwan and has the capacity to produce approximately 240,000 wafers per month. UMC began providing large-scale wafer manufacturing services for us in the first half of 2008. The CIF and VGA sensors that UMC will manufacture are expected to constitute approximately 90% to 95% of our total production volume in the near future.

Wafer fabrication occurs in a highly-controlled and clean environment to minimize dust and other contaminants affecting yield and quality. Despite stringent manufacturing controls, dust particles, equipment errors, minute impurities in materials, defects in circuit design or other problems may cause wafers to be defective or individual circuits to fail. We rely on our wafer manufacturer’s ability to minimize such defects to maximize the yield of high-quality CMOS image sensor chips. As part of our manufacturing outsourcing agreement with Dongbu HiTek, Dongbu HiTek provides us with a warranty in the form of a cash credit in the event they fail to produce a minimum number of acceptable image sensors per wafer. In addition, Dongbu HiTek provides us with a 90-day warranty from the date of delivery for any defective wafers used in our products. We are also required to make penalty payments to Dongbu HiTek if we do not meet certain minimum wafer order requirements which are based on a rolling six-month forecast of our wafer needs. Under the terms of our manufacturing outsourcing agreement with UMC, UMC is required to provide us with a limited warranty for a period of one year from the date of delivery for any failure to meet a specified criterion. If wafers fail to meet our requirements and UMC is responsible, UMC will either replace the wafers without charge or refund the payments made by us within 60 calendar days of receipt of written notice from us. We are also required to provide a rolling six-month forecast of our wafer needs to UMC, and make a penalty payment to UMC in case we do not purchase certain minimum wafers based on such forecasts. We may also be required to purchase up to 5% more than the amount we ordered, due to the nature of varying yields of wafers meeting required standards per production cycle. To date, we have not had to make any penalty payments.

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

Our wafer testing and CSP testing are primarily conducted by Tesna. Tesna’s facilities are located in Icheon, Korea, and have the capacity to test 7,000 wafers per month. We hold a 13.9% equity interest in Tesna. See Item 7 of this annual report, “Major Shareholders and Related Party Transactions—Related party transactions—Relationship with Tesna” for a discussion of our relationship with Tesna.

On May 31, 2004, we entered into a testing agreement with Tesna, which is valid until either we or Tesna give a written termination notice to the other party. Pursuant to this agreement, we provide order forecasts to Tesna on a monthly basis. Tesna is deemed to have agreed to meet the number of orders forecasted unless it notifies us otherwise in writing within seven days of receipt of such forecast. We believe that Tesna has the intellectual property rights to the test programs it uses and develops in addition to any related probe cards.

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

Regulation

Not applicable.

C. Organizational structure.

The following chart shows our organizational structure, our consolidated entities and our percentage equity ownership in those entities, as of May 31, 2008.

We are a company organized under the laws of Korea and the issuer of the common shares represented by the ADSs that are traded on Nasdaq. We have three consolidated operating subsidiaries: Pixelplus Asia Co., Limited, organized in Hong Kong; Pixelplus Electronics (Shenyang) Co., Ltd., organized in the People’s Republic of China; and Pixelplus Semiconductor, Inc., organized in the United States.

D. Property, plant and equipment.

Facilities and Subsidiaries

Korea. Our principal executive and administrative offices are located at 6th Floor, Gyeonggi R&DB Center, 906-5 Iui-dong, Yeongtong-gu, Suwon-si, Gyeonggi-do 443-766, Korea, which is approximately 30 miles south of Seoul. We occupy approximately 23,321 square feet of office space and pay a monthly rent of (Won)12.8 million pursuant to a lease that expires on May 6, 2010.

We believe that our existing facilities are adequate for our current requirements. In 2006, we committed to purchase office space in Pankyo Technology Park, a new technology park just south of Seoul to which we may plan to move our permanent headquarters in the future.

China. Established in November 2007, Pixelplus Electronics (Shenyang) Co., Ltd. is our wholly-owned Chinese subsidiary, and serves as our marketing and distributing headquarters for China and also provides after-sales services for our products for China, including Hong Kong. The offices of Pixelplus Electronics (Shenyang) Co., Ltd. are located at Room 2003, Sunwah Hi-Tech Building, No.262 Shifu Road, Shenyang 110013, People’s Republic of China. Pixelplus Electronics (Shenyang) Co., Ltd. occupies approximately 850 square feet of office space and pays a monthly rent of approximately (Won)0.5 million pursuant to a lease that expires on May 30, 2008, and is renewable annually. We believe that the existing facilities of Pixelplus Electronics (Shenyang) Co., Ltd. are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Taiwan. In March 2007, we opened a branch office in Taiwan to fortify our sales and marketing operations in the Taiwanese market. The address of our branch is Room 812, 8F, No. 346, Sec. 3, Nanjing E. Rd., Songshan District, Taipei City, Taiwan. We occupy approximately 871 square feet of office space and pay a monthly rent of NT$35,000 pursuant to a lease that expires on April 24, 2009, and is renewable annually. We believe the existing facilities of our Taiwanese branch office are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

United States. Established in January 2005, Pixelplus Semiconductor, Inc. is our wholly-owned U.S. subsidiary. Pixelplus Semiconductor, Inc. serves as our U.S. headquarters for sales and marketing and research and development. The offices of Pixelplus Semiconductor, Inc. are located at 1879 Lundy Ave. #236 San Jose, CA 95131. Pixelplus Semiconductor, Inc. occupies 1,828 square feet of office space, which serves as our U.S. headquarters for sales and marketing and research and development, and we pay a monthly rent of approximately US$3,039 pursuant to a lease that is renewable every six months. We believe that the existing facilities of Pixelplus Semiconductor, Inc. are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Insurance

We maintain medical and accident insurance for our employees to the extent required under Korean law. We also maintain fire insurance for our principal office in Korea. We also maintain a key-man insurance policy for any death or extraordinary disability of six members of our senior management. Under the key-man insurance policy, we may claim an amount between approximately (Won)200 million and (Won)300 million for the death or extraordinary disability of any covered executive officer which causes the termination of such officer’s employment.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion is provided as a supplement to the consolidated financial statements and footnotes appearing elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of operations.

Overview

We are a fabless semiconductor company that designs, develops and markets high-performance, high-resolution and cost-effective CMOS image sensors. Our PlusPixel2TM SoC image sensors provide high level system integration, multiple functionality, size efficiency and low power consumption for use in mobile camera phones and other emerging applications, such as in PC cameras and security and surveillance systems. In 2006 and 2007, we sold worldwide 13.8 million and 11.6 million image sensors, respectively, and received royalty fees of 19.4 million and 19.0 million on CMOS image sensors, respectively, designed by us and manufactured by Dongbu HiTek or Sharp.

We were incorporated as a company with limited liability under Korean law on April 12, 2000. We developed our first 1.3 megapixel CMOS image sensor for commercial production in September 2003, and our first 2.0 megapixel single chip product with auto-focus capabilities for commercial production in April 2005. In April 2005, we also integrated a four-channel motor controller into our commercially available 2.0 megapixel products to control mechanical shutter, aperture and auto focus functions as part of our camera SoC strategy. In September 2006, we introduced a VGA image sensor with an optical size of 1/8.6 inch, and in April 2007, we introduced a CIF image sensor with an optical size of 1/11 inch and developed our four-transistor CMOS structure. In October 2007, we introduced a VGA bayer output image sensor with an optical size of 1/8 inch. We intend to continue developing new products aimed at providing the smallest image sensors with the highest picture quality and the highest integration of camera functions for use in mobile camera phones. We will also continue to focus on developing new types of image sensors to meet the advanced design requirements of new emerging applications, such as automobiles, biometrics, pattern recognition, medical devices and toys.

Capital Resources

Our revenues decreased significantly in 2007 to (Won)17,590 million (US$18.8 million), compared to (Won)31,996 million in 2006, as we lost several significant customers due to delays in launching next-generation products. As a result, the balance of our cash and cash equivalents decreased to (Won)628 million (US$0.7 million) as of December 31, 2007 and to (Won)163 million as of March 31, 2008, from (Won)12,224 million as of December 31, 2006. Samjong KPMG, our independent registered public accounting firm, included an explanatory paragraph relating to our ability to continue as a going concern as described in more detail in note 2 to the audited consolidated financial statements for the year ended December 31, 2007 contained in this annual report. See “Risk Factors—Additional financing will be required if we are to sustain our operations, repay all of our existing obligations or achieve our strategic and operating objectives.”

Change in Product Mix

A significant portion of our 2005 revenues was generated from the sale of camera modules implementing our CMOS image sensors to be used in mobile camera phones. Since late 2005, however, we began to sell our CMOS image sensors to camera module assembly companies, which assemble the camera modules and sell the camera modules directly to their customers. As a result, our revenues from sales of our camera modules decreased significantly in 2006 and we discontinued the sale of this product line in 2007. Our dependence on the mobile camera phone market is expected to continue for the foreseeable future although we have recently expanded the market segment for our products to include non-mobile applications, such as PC cameras. Similar to other semiconductor industries, the CMOS image sensor industry is highly cyclical and is subject to constant and rapid technological changes, product obsolescence, price erosion, evolving standards, short product life-cycles and fluctuations in product supply and demand.

Design Wins and Lag Time

In the camera cell phone market in particular, future revenues depend to a large extent on design wins in which, on the basis of an exhaustive evaluation of available products, a particular hand-set maker determines which image sensor to design into one or more specific models. There is generally a time lag of between six and nine months between the time of a particular design win and the time we recognize revenues, which is after shipments of the designated product.

The majority of sales of our products depend on decisions by the engineering designers for manufacturers of products that incorporate image sensors that specify one of our products rather than one made by a competitor. In most cases, the decision to specify a particular product requires conforming other specifications of the product to the chosen image sensor and makes subsequent changes both difficult and expensive. Accordingly, the ability to produce and deliver on time reliable products in large quantities is a key competitive differentiator.

Principal Factors Affecting Our Results of Operations and Financial Condition

Revenues

We generate revenues primarily from sales of our CMOS image sensors, which are sold as a stand-alone product or incorporated into a camera module, and from our services. In 2005, 2006 and 2007, we derived 42.2%, 74.4% and 70.7% of our total revenues, respectively, from sales of our CMOS image sensors and 49.4%, 8.7% and 0.1%, of our total revenues, respectively, from sales of our camera modules and other related parts.

In addition, we derived 16.1% and 22.6% of our total revenues in 2006 and 2007 from our services arrangements with Dongbu HiTek, which we have categorized as “services.” Our current agreement to provide these services to Dongbu HiTek, which was entered into in September 2004, is for a term of one year and annually renewable unless either party delivers a 30-day prior notice electing not to renew the agreement. Pursuant to this arrangement, we provide our CMOS image sensor design services, manufacturing process consultation, testing, customer support and other services and engineering know-how to Dongbu HiTek to facilitate its manufacture and sale of CMOS image sensors to Sharp. Dongbu HiTek pays us a certain percentage of fees based on a combination of the number of CMOS image sensors successfully passing the product probe test conducted by Tesna on our behalf and the sales price of the CMOS image sensors sold to Sharp. In November 2006, we entered into a co-development agreement with Sharp to co-develop certain sensor chips, which are designed by us and manufactured by Sharp. Under the agreement, we receive royalty fees equal to a certain percent of the market sales price of the co-developed chips, which are recorded as service revenue. In 2007, we derived 22.6% of our total revenues from our service arrangement with Sharp. As our cost of revenues for services are primarily limited to wafer testing fees, our gross margin for services is relatively high.

We generally sell our products in Korea through a direct sales force and in other markets, through sales agents and distributors. Our CMOS image sensors are predominantly sold to mobile phone manufacturers who market mobile camera phones under their own brands. We also sell to large manufacturing companies that produce mobile camera phones for others to market under different brand names.

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

Declining Average Sales Price

Because the CMOS image sensor market is characterized by intense price competition, we have experienced, and expect to continue to experience, market driven pricing pressures and declining average sales prices for our products. Generally, prices for our products are determined based on the level of technological sophistication and the availability of the product in a specific market. As product availability increases in a market, the average sales price of the product generally declines quickly over a period of six to 18 months. Compared to 2006, the average selling price in 2007 dropped 30.9% for our CIF products, dropped 31.0% for VGA products and dropped 51.6% for 2.0 megapixel CSP products.

In addition, our weak financial situation has significantly reduced our competitive position, and our ability to take any actions to address lower average selling prices may be very limited until we can secure more capital, which may not be available on terms acceptable to us, or at all. Most of our competitor companies have greater financial, technical, marketing, manufacturing and distribution resources, broader product lines, better access to large customer bases, greater name recognition, longer operating histories and more established strategic and financial relationships than we do. Such companies may be able to adapt more quickly to new or emerging technologies and customer requirements or devote greater resources to the promotion and sale of their products.

Manufacturing and Other Costs

As a fabless design company, we outsource all of our capital-intensive product manufacturing processes to independent third party contractors. Costs related to the wafer fabrication process, currently mostly outsourced to Dongbu HiTek and UMC, account for the largest portion of our cost base, and are largely determined by (i) the cost of wafers, which is the principal raw material for image sensors and tends to be affected by the cyclical semiconductor industry and, to a lesser extent, by the pricing flexibility achieved through volume discounts, and (ii) the yield per wafer, which is the ratio of the number of functional dies on a wafer to the maximum number of dies that can be produced on that wafer. Higher yields result in reduced costs, which permits average selling price reductions. As yields are generally affected by the design and manufacturing process technology employed, we seek to continuously improve yields by improving our chip design and working closely with our current independent foundries on our process technology, which was upgraded from 0.25 µm, to 0.18 µm in January 2005 and further upgraded to 0.15 µm during the first half of 2007 with additional upgrades to 0.13 µm process technology completed in the second half of 2007.

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

Our cost of revenues for our services consists mainly of wafer testing fees paid to Tesna related to our business with Sharp. In the second half of 2008, we expect these costs to steadily decrease due to our co-development agreements with Sharp, pursuant to which Sharp has agreed to pay us running royalties based on the number of co-developed image sensors which Sharp sells to third party customers.

Inventory Loss

We recognize a charge to our cost of revenues for losses on valuation of inventory when the estimated realizable value for our goods in inventory is determined to be below our cost and when the number of units on hand exceeds the number of units that we forecast to sell over a certain period of time.

We recorded charges of (Won)1,352 million (US$1.4 million) in 2007 and (Won)8,148 million in 2006, and may continue to record, losses on valuation of inventory attributable to the following principal factors:

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

•	susceptibility to rapidly declining average sales prices due to product obsolescence.

In addition, our new third generation PlusPixel2™ image sensors are yet unproven and there can be no assurance that we will be able to make on time deliveries of reliable products in the quantities required. As a result, it is possible that our customers may cancel their orders and our recent design wins based on our PlusPixel2™ technology may not result in any significant additional revenues.

Gross Profit

Our gross profit is affected by our revenues from our products and services and by our cost of revenues associated with our products and services. Our overall gross margin was 24.9% in 2005, 2.5% in 2006 and 23.0% in 2007. We have experienced a general decline in our gross margin as we have not been able to shift our product sales to higher margin products, while average sales prices of our existing products declined. Particularly, in 2006, our overall gross margin decreased significantly as we recognized provision for loss on valuation of inventory of (Won)8,148 million as a result of unsold image sensors manufactured in anticipation of future orders, which was charged to cost of revenue. In 2005, 2006 and 2007, our gross margin for our services revenues was 81.2%, 72.2% and 76.2%, respectively.

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

We expect our selling, general and administrative expenses to decrease through the various cost-cutting measures we have been implementing, and a reduction in rent costs as we moved into our new headquarters in Suwon in June 2007.

Research and Development. The rapid technological change and product obsolescence that characterize our industry requires us to make regular investments in research and development. Our research and development expenses consist primarily of:

•	expenses for design tools and software;

•	costs for the construction of masks, which are prototypes made for each new product in the development stage in order for our independent foundry to test for mass production viability;

•	research and development personnel salary and benefits; and

•	stock option compensation expenses for our research and development employees.

We recognize all research and development expenses when incurred. Product development time frames vary, but in general, we incur research and development costs six to 18 months before generating sales from new products.

As part of the Korean government’s initiative to promote and encourage the development of start-up companies in the semiconductor and other high technology industries, high technology start-up companies with industry-leading technology or products are eligible for government grants. Certain of those grants are refundable, depending on the successful development and commercialization of the technology or products, and a company receiving this kind of government grant is required to refund up to 30% of the grant received for such development. If the development is unsuccessful, then the company is not required to refund any portion of the grant. We received one such refundable grant in recognition of our new technology inventions, including our 1.3 megapixel CMOS image sensor, approximately in the amounts of (Won)339 million on December 20, 2000, (Won)339 million on June 30, 2001 and (Won)455 million on July 24, 2002 for a total amount of (Won)1,133 million. As we have been successful in developing and marketing the technology, we were required to refund 30% of the grant to the government in the amount of (Won)340 million, payable in equal annual installments over three years. We made the installment payments during 2005, 2006 and 2007. During 2007, we received further government grants of (Won)106 million in 2007 of which we are required to refund 20% in the amount of (Won)21.2 million by November 2012.

Other grants received from the Korean government for research and development activities and for the acquisition of fixed assets and intangible assets totaled nil, (Won)5 million and (Won)2.5 million for the years ended December 31, 2005, 2006 and 2007, respectively. These grants were used to offset our acquisition costs of the acquired assets. Grants amortized related to fixed assets and intangible assets were approximately (Won)71 million, (Won)24 million and (Won)5 million for 2005, 2006 and 2007, respectively.

Stock Option Compensation Expenses

Our employees participate in a stock-based compensation plan, which is more fully described in note 20 to our consolidated financial statements. Prior to January 1, 2006, we measured compensation cost for employee stock-options at fair value under the recognition and measurement provisions of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). As permitted by SFAS 123, we elected to (1) expense the fair value of its employee stock options and (2) recognize forfeitures in the period when such forfeitures occur.

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). We have elected the modified prospective transition method for adopting SFAS 123R.

Compensation cost recognized in the year ended December 31, 2007 includes (1) compensation for all share-based payments granted prior to, but not yet vested as of January 1, 2007, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (2) compensation cost for all share-based payments granted subsequently to January 1, 2007, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

We incurred stock option compensation expenses of (Won)1,099 million, (Won)2,141 million and (Won)514 million (US$0.6 million) in 2005, 2006 and 2007, respectively. These expenses were related to the amortization of stock option compensation expenses in relation to options granted to attract and retain members of our senior management and certain employees. Stock option expenses significantly decreased in 2007 as a significant number of stock options expired as a result of departures by employees who had not exercised their stock options. We may incur additional stock-based compensation expenses in connection with future stock option grants. See note 3 to our consolidated financial statements. See “—Critical Accounting Policies—Accounting for Stock Options.”

Income Tax Expenses

As a designated venture company under Korean law, we are entitled to a 50% reduction in our corporate income tax for the year in which we first generate taxable income and the following five years, if we satisfy a number of financial and non-financial criteria, including the maintenance of our status as a designated venture company. As we first generated taxable income in 2003, we were subject to a reduced tax rate of 14.85% for that fiscal year and the same rate applied in 2004. Our tax rate has been further reduced to 13.75% for 2005, due to a general reduction in the Korean corporate tax rate to 27.5% from 29.7%. In 2006, our tax rate was 13.75%, as we continued to qualify as a designated venture company. This rate of 13.75% will be effective until December 31, 2008, provided we continue to qualify as a designated venture company. Our status as a designated venture company is subject to evaluation and renewal in November of each year.

Preferred Shares

In 2003, we issued our Series A preferred shares, which we have reflected as mezzanine equity on our consolidated balance sheet. On December 20, 2005, all of our Series A preferred shares were converted into 1,201,333 common shares in preparation for our initial public offering.

Due to the redemption right of the holders of our Series A preferred shares, accretion was recorded to the preferred share entries on our consolidated balance sheet over various periods since their issuance dates, with corresponding non-cash charges reflected below net income (loss) on our consolidated statements of operations for the relevant periods. As a result of the conversion of the Series A preferred shares into our common shares, the amount in excess of the par value of our common shares to be issued was recorded to additional paid-in capital and there will be no further effect on our statement of operations. For more information on these accretion charges, see note 24 to our consolidated financial statements.

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

Revenue Recognition

We recognize revenues only when: persuasive evidence of a sales arrangement exists; the price is fixed or determinable; title and risk of loss are transferred to the customer; collection of resulting receivables is considered reasonably assured; product returns are reasonably estimable; there are no additional customer acceptance requirements; and there are no other remaining significant obligations other than normal warranty obligations. We provide for future returns based on historical experience at the time revenue is recognized.

For products sold in the Korean market to its customers without agreements that allow for returns or credits, revenue is recognized upon shipment of products to the customer.

For products sold outside of Korea, title and risk of loss generally transfers to customers upon shipment, and at that point, there are no further customer acceptance requirements or rights of return. Accordingly, revenue is recognized upon product shipment. However, in the case of goods shipped Delivered Duty Unpaid (“DDU”), the significant risks and rewards of ownership are transferred to the buyer when the goods are delivered to the port of the buyer and revenue is recognized upon delivery, provided that the other conditions for revenue recognition have been met.

We recognize service revenue from CMOS image sensor design services, sharing of engineering know-how, and testing services. We recognize service revenue only upon completion of and acceptance by the customers, mainly Dongbu Hitek, of the service performed. Service revenue from Dongbu Hitek is based on a percentage of its sales revenue and is negotiated at the beginning of each quarterly period. Our agreement to provide these services to Dongbu Hitek, which was entered into on September 17, 2004, has a one-year term to be automatically renewed annually unless either party delivers a 30-day prior notice electing not to renew the agreement. Service revenue from other customers is based on a fixed fee, which is agreed upon prior to initiation of the engineering assistance.

We provide a basic limited warranty for defective products that is normally valid for 12 months from the date of purchase. Since products are sold to customers after extensive product testing, we have not experienced any significant costs to service its products sold under warranty in Korea. For products sold outside of Korea, revenue is recognized at the point of shipment (or upon delivery as noted above), and at that date, we accrue a liability for the estimated costs that may be incurred under the limited warranty provided to its customers. Warranty costs accrued include the costs to replace the defective product. Total warranty costs incurred to date have not been significant.

Allowance for Doubtful Accounts

Allowance for doubtful accounts are provided in consideration of the estimated losses that may arise from non-collection of receivables. The estimate of losses is based on a review of the aging accounts, customers’ financial positions and historical collection rates.

Inventory Valuation

We value inventories at the lower of cost or market, determined using the weighted average cost method. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the net realizable value, and the difference is recognized as cost of revenue. Appropriate consideration is given to obsolescence, physical deterioration, changes in price levels and other factors in evaluating net realizable value. The determination of reserves for obsolete and excess inventory involves significant judgment, including the ability to forecast customer demand, trends in the development of new technology, and other market forces affecting the price for our products. To date, we have used historical data and other industry trends to forecast customer demand and price levels. However, these estimates could vary significantly from actual results.

Stock-based Compensations

Our employees participate in a stock-based compensation plan, which is more fully described in note 20 to our consolidated financial statements. Prior to January 1, 2006, we measured compensation cost for employee stock-options at fair value under the recognition and measurement provisions of Financial Accounting Standards (“SFAS”) No. 123, ‘Accounting for Stock-Based Compensation’ (“SFAS 123”). As permitted by SFAS 123, we elected to (1) expense the fair value of its employee stock options and (2) to recognize forfeitures in the period when such forfeitures occur.

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). We have elected the modified prospective transition method for adopting SFAS 123R.

Compensation cost recognized in the year ended December 31, 2006 includes (1) compensation for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (2) compensation cost for all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

Stock-based compensation expense is recognized ratably over the vesting period.

As stock-based compensation expense recognized in the 2006 consolidated statement of operations is based on awards that are ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeiture amounts are calculated based on actual historical forfeiture rates, using the following formula:

[(Total Quantity – Residual Quantity) – (Residual Quantity*expected forfeit rate)] X fair value of the option

The adoption of SFAS 123R resulted in a cumulative effect of a change in accounting principle consisting of a benefit of (Won)132 million in the year ended December 31, 2006, which reflects the cumulative impact of estimating future forfeitures related to non-vested stock-options previously expensed in the consolidated statement of operations under SFAS 123, rather than recording forfeitures when they occur as previously permitted.

We use the Black-Scholes option valuation model to determine the fair value of stock options at the date of grant. Refer to note 20 to our consolidated financial statements for details of the assumptions used in calculating the fair value of our stock options.

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

We recognized (Won)189 million and (Won)41 million of impairment loss on goodwill related to Pixelplus Technology Inc. as operating expenses for the years ended December 31, 2004 and 2005, respectively, as such goodwill was not expected to be recoverable. We recognized (Won)156 million and (Won)4 million of impairment loss on the entire book value of Pixelplus Technology Inc.’s fixed assets and intangible assets as operating expenses for the year ended December 31, 2006 and 2007, respectfully, as the future cash flows expected to result from the use of Pixelplus Technology Inc.’s fixed assets and intangible assets were expected to be negative for their remaining useful lives. We also recognized (Won)133 million of impairment loss on our club membership as other expenses for the years ended December 31, 2006 due to a decline in fair value below its carrying value as of December 31, 2006, which we believe is other than temporary.

A. Operating results.

The following table sets forth the results of our operations expressed as a percentage of our total sales for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	For the Years Ended December 31,
	2005	2006	2007
Revenues:
Products	93.0%	83.8%	74.3%
Services	7.0	16.2	25.7

Total revenues	100.0	100.0	100.0

Cost of revenues:
Products	73.8	93.0	70.9
Services	1.3	4.5	6.1

Total cost of revenues	75.1	97.5	77.0

Gross profit	24.9	2.5	23.0
Operating expenses:
Selling, general and administrative	15.4	38.2	42.6
Research and development	8.4	18.2	28.7

Total operating expenses	23.8	56.4	71.3

Income (loss) from operations	1.1	(54.0)	(48.3)
Other income (expense):
Interest income (expense), net	(1.3)	0.9	1.4
Foreign exchange gain (loss), net	0.5	(3.9)	(0.8)
Gain on sale of interest in subsidiary	—	—	2.4
Others, net	0.1	(0.3)	0.6

Total other income (expense)	(0.7)	(3.3)	3.6

Income (loss) before income taxes, gain (loss) from equity method investments, dilution gain and minority interest	0.4	(57.3)	(44.7)
Income tax expenses	—	—	—

Income (loss) before gain (loss) equity method investments, dilution gain minority interest	0.4	(57.3)	(44.7)
Gain (loss) from equity method investments, net	0.2	0.0	—
Dilution gain from equity method investments	1.0	—	—
Minority interest	0.8	2.6	—

Net income (loss) before cumulative effect of change in accounting principle	2.4	(54.7)	(44.7)

Cumulative effect of change in accounting principle	—	0.4	—

Net income (loss)	2.4	(54.3)	(44.7)

Accretion of preferred shares	(4.6)	—	—

Net loss attributable to common shareholders	(2.2)	(54.3)	(44.7)

2007 compared to 2006

Revenues

We generated total revenues of (Won)17,590 million (US$18.8 million) in 2007, a decrease of 45.0% from our total revenues of (Won)31,996 million in 2006.

Products. Our revenues from sales of our products decreased by 51.3% to (Won)13,070 million (US$14.0 million) in 2007 from (Won)26,825 million in 2006, primarily due to a decrease in sales volume as well as a decrease in the average sales price of our CMOS image sensors.

•

CMOS Image Sensors. Our revenues from sales of our CMOS image sensors decreased by 47.6% to (Won)12,434 million (US$13.3 million) in 2007 from (Won)23,723 million in 2006 as the number of CMOS image sensors sold in 2007 declined to 11.0 million compared to 13.3 million in 2006, and the average sales price decreased by 36.8% during this period.

•

Camera Modules. Our revenues from sales of our camera modules decreased by 99.1% to (Won)25.6 million (US$27.4 thousand) in 2007 from (Won)2,792 million in 2006, as we phased out the sale of camera modules since the second half of 2006.

Services. Our revenues from services decreased 12.6% to (Won)4,520 million (US$4.8 million) in 2007 from (Won)5,171 million in 2006, as the service revenue received from Dongbu HiTek significantly decreased, while service revenue from Sharp under the co-development contract (entered into in November 2006) was still in its initial stages.

Cost of Revenues

Products. Our cost of revenues from sales of our products decreased by 58.1% to (Won)12,469 million (US$13.3 million) in 2007 from (Won)29,770 million in 2006. The cost of revenue as a percentage of revenue from sales of products decreased to 95.4% in 2007 from 111.0% in 2006, as provisions for losses on valuation of inventory decreased by 83.4% to (Won)1,352 million (US$1.4 million) in 2007 from (Won)8,148 million, which was an unusually high level, in 2006. See “—2006 compared to 2005—Cost of Revenues.”

Services. Our cost of revenues from our services decreased by 25.1% to (Won)1,077 million (US$1.2 million) in 2007 from (Won)1,438 million in 2006, primarily due to a significant decrease in service revenue from Donbu Hitek in 2007 compared to 2006.

Gross Profit

Our gross profit increased to (Won)4,044 million (US$4.3 million) in 2007 from (Won)788 million in 2006, representing an increase in gross margins from 23.0% to 2.5%. Gross margins increased significantly in 2007, as the percentage decrease in cost of revenues was higher than the percentage decrease of revenues, mainly due to the drop in provisions for losses on valuation of inventory.

Operating Expenses

Our operating expenses decreased by 30.5% to (Won)12,540 million (US$13.4 million) in 2007 from (Won)18,054 million in 2006, as result of decreases in our selling, general and administrative expenses and research and development expenses.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased by 38.6% to (Won)7,498 million (US$8.0 million) in 2007 from (Won)12,220 million in 2006 primarily due to decreases in total salary, benefits and stock option compensation to our sales, marketing and administration employees in addition to a decrease in our provision for allowance for doubtful accounts.

•

Total salary, benefits and stock compensation to our sales, marketing and administration employees decreased by 43.1% to (Won)2,949 million (US$3.2 million) in 2007 from (Won)6,611 million in 2006. This decrease was primarily due to a decrease in our sales, marketing and administration personnel to

33 employees in 2007 from 62 employees in 2006, a decrease in the average compensation of those employees, and a decrease in stock option compensation expenses due to a significant decrease in the number of stock options granted to employees in 2007.

•

We recorded a provision for allowance for doubtful accounts in the amount of (Won)812 million in 2006 and a reversal of allowance for doubtful accounts in the amount of (Won)682 in 2007. Certain amounts provisioned in 2006 were collected which had the effect of reversing the previous entries, resulting in a negative balance for 2007.

Research and Development

Our research and development expenses decreased by 13.6% to (Won)5,042 million (US$5.4 million) in 2007 from (Won)5,834 million in 2006, primarily as a result of a decrease in expenditures related to demo boards and wafers, generally purchased in connection with our research and development activities.

Other Income (Expense)

We recorded net other income of (Won)640 million (US$0.7 million) in 2007 after recording net other expense of (Won)1,058 million in 2006, principally a decrease in net foreign exchange losses in 2007.

Interest Expense, Net

Net interest income decreased by 17.5% to (Won)241 million (US$0.3 million) in 2007 from (Won)292 million in 2006, primarily due to the decrease in the balance of our cash and cash equivalents, consisting of proceeds from our initial public offering.

Foreign Exchange Gain(loss), Net

Net foreign exchange loss decreased by 88.6% to (Won)141 million (US$0.2 million) in 2007 from (Won)1,241 million in 2006, which was attributable to a higher cash balance of Korean Won in 2006 converted from the US dollar proceeds derived from our initial public offering, which did not exist in 2007.

Income Tax Expenses

We did not recognize any income tax expenses in 2007 or 2006 as we did not have any taxable income. We did not recognize any income tax benefits as we believed that it was not likely that we would benefit from operating loss carryforwards.

Gain from Equity Method Investment

We did not recognize any gain or loss from equity method investment in 2007, while gain from equity method investments in 2006 was (Won)5 million. On March 31, 2007, Mr. Euy-Hyeon Baek, an officer and vice president of the Company, resigned from Tesna’s board of directors and, as a result, the Company discontinued the accounting of Tesna shares under equity method and reclassified the investment in Tesna to other investments.

Minority Interest

We did not recognize any minority interest in 2007 as PTI’s equity balance became negative in 2007. In 2006, we recognized minority interest of (Won)818 million, which was attributable to our minority interest in PTI.

Net Income (Loss)

Our net loss decreased by 54.8% to (Won)7,856 million (US$8.4 million) in 2007 from (Won)17,369 million in 2006, as a result of the cumulative effect of the factors described above.

2006 compared to 2005

Revenues

We generated total revenues of (Won)31,996 million in 2006, a decrease of 23.1% from our total revenues of (Won)41,584 million in 2005.

Products. Our revenues from sales of our products decreased by 30.6% to (Won)26,825 million in 2006 from (Won)38,678 million in 2005, primarily due to a decrease in sales volume and a decrease in the average sales price of our camera modules.

•

CMOS Image Sensors. Our revenues from sales of our CMOS image sensors increased by 35.3% to (Won)23,723 million in 2006 from (Won)17,540 million in 2005, primarily as a result of an increase in sales of our SXGA 1.3 megapixel image sensors to Logitech, partially offset by an approximately 6% decrease in the average sales price of our CMOS image sensors. We sold 13.3 million CMOS image sensors in 2006, compared to 9.3 million in 2005.

•

Camera Modules. Our revenues from sales of our camera modules decreased by 86.4% to (Won)2,792 million in 2006 from (Won)20,548 million in 2005, primarily as a result of an approximately 84% decrease in our sales volume to 0.5 million camera modules in 2006, compared to 3.1 million in 2005, and a decrease in the average selling price by approximately 13%.

Services. Our revenues from services increased 77.9% to (Won)5,171 million in 2006 from (Won)2,906 million in 2005, primarily as a result of an increase in Dongbu HiTek’s sales volume to Sharp which increased to 19.4 million image sensors in 2006, compared to 7.7 million image sensors sold in 2005, offset by a decrease in service fees received from Dongbu HiTek caused by an approximately 27% decrease in the average sales price of CMOS image sensors sold to Sharp.

Cost of Revenues

Products. Our cost of revenues from sales of our products decreased slightly by 2.9% to (Won)29,770 million in 2006 from (Won)30,671 million in 2005. The percentage decrease in cost of revenues did not correspond to the percentage decrease of revenues as a result of provisions for losses on valuation of inventory, which increased by 204.8% to (Won)8,148 million in 2006 from (Won)2,673 million in 2005, primarily due to errors in forecast by us with relation to the UXGA 2.0 megapixel product. This resulted in a significant increase in our cost of sales for our products, which was offset by:

•

Total cost of outsourced manufacturing, testing and assembly of our products which decreased by 33.7% to (Won)5,459 million in 2006 from (Won)8,238 million in 2005, primarily due to the lower sales volume for our camera modules in 2006;

•

Total cost of materials which decreased by 19.2% to (Won)14,194 million in 2006 from (Won)17,557 million in 2005, primarily due to lower per-unit cost of materials caused by a higher number of products sold using the 0.18µm technology in 2006 as compared to 2005, partially offset by an increase in costs reflecting an increase in sales volume of our CMOS image sensors and camera modules. Products using the 0.18µm technology have lower per-unit material costs than products using the 0.25µm technology.

•

Total cost of salary and benefits, including stock-based compensation expenses, of our employees and other expenses associated with outsourced product manufacturing, customization and support decreased by 10.6% to (Won)1,969 million in 2006 from (Won)2,203 million in 2005, primarily due to a reduction in salaries paid to employees engaged in the assembly of modules, as we switched to selling our CMOS sensors in CSP format rather than further processing them into modules during 2006.

Services. Our cost of revenues from our services increased by 163.4% to (Won)1,438 million in 2006 from (Won)546 million in 2005, primarily due to a 151.9% increase in sales to 19.4 million units in 2006 from 7.7 million in 2005.

Gross Profit

Our gross profit decreased to (Won)788 million in 2006 from (Won)10,367 million in 2005, representing gross margins of 2.5% and 24.9%, respectively. Gross margins decreased in 2006 primarily as a result of higher cost of revenues caused by an increase in provision for losses on valuation of inventory, decreasing average sales price, loss of major customers and delays in launching our next-generation products. Our overall gross profit decrease in 2006 was offset by an increase in revenues from services

Operating Expenses

Our operating expenses increased by 82.2% to (Won)18,054 million in 2006 from (Won)9,910 million in 2005, as result of increases in our selling, general and administrative and research and development expenses.

Selling, General and Administrative

Our selling, general and administrative expenses increased by 90.7% to (Won)12,220 million in 2006 from (Won)6,407 million in 2005, primarily due to increases in total salary, benefits and stock option compensation to our sales, marketing and administration employees and commissions to our international sales agents and fees to other service providers, in addition to an increase in our provision for allowance for doubtful accounts, along with increased costs of litigation for IP and class-action litigations, and regulatory compliance costs as a public company.

•

Total salary, benefits and stock compensation to our sales, marketing and administration employees increased 79.7% to (Won)6,611 million in 2006 from (Won)3,678 million in 2005. This increase was primarily due to an increase in our sales, marketing and administration personnel to 62 employees in 2006 from 55 employees in 2005, an increase in the average compensation of those employees, (Won)1,390 million captured as special bonus paid to our senior management during January and July 2006, and an increase in stock option compensation expenses due to options for 90,000 common shares granted to employees in 2006.

•

Total commissions to international sales agents and fees to other service providers increased 122.5% to (Won)2,138 million in 2006 from (Won)961 million in 2005, primarily due to an increase in fees to our independent registered public accountants for their U.S. GAAP audit services in 2005, along with increased legal fees since we became a publicly listed company as a result of the patent litigation with MagnaChip and the shareholders litigation currently being carried out against us, partially offset by a reduction in total commissions paid to international sales agents to (Won)142 million in 2006 from (Won)455 million in 2005 as volume of sales made by our international agents dropped in 2006.

Research and Development

Our research and development expenses increased by 66.5% to (Won)5,834 million in 2006 from (Won)3,503 million in 2005, primarily as a result of our transition from 0.25 µm to 0.18 µm technology, an increase in salary and benefits for our research and development personnel, which included (Won)95 million of special bonuses paid on January and July 2006 for the successful completion of the initial public offering and for the increased responsibilities of the management for running a publicly-listed company, and an increase the applicable employee headcount to 52 as of December 31, 2006 from 35 as of December 31, 2005.

Other Income (Expense)

We recorded net other expense of (Won)1,058 million in 2006 after recording net other income of (Won)181 million in 2005, principally as a result of an increase in net foreign exchange losses in 2006.

Interest Expense, Net

We recorded net interest income of (Won)292 million in 2006 after recording net interest expense of (Won)539 million in 2005, primarily due to interest income received in 2006 from investing our cash and cash equivalents, consisting of proceeds from our initial public offering. Also, we had lower interest expense in 2006 when compared with 2005 because of a decrease in our short-term and long-term borrowings in 2006 to (Won)7,890 million from (Won)11,007 million in 2005, as we repaid a portion of our loans with the proceeds from our initial public offering.

Foreign Exchange Gain(loss), Net

We recorded net foreign exchange loss of (Won)1,241 million in 2006 after recording net foreign exchange gain of (Won)194 million in 2005, which was attributable to the appreciation of the Korean Won against the U.S. Dollar.

Income Tax Expenses

We did not recognize any income tax expenses in 2006 and 2005 as we did not have any taxable income.

Equity in earnings of equity method investment

Our gain from equity method investment decreased by 94.1% to (Won)5 million in 2006 from (Won)85 million in 2005, reflecting reduced net income at Tesna.

Dilution Gain from Equity Method Investment and Consolidated Subsidiary

We did not recognize any dilution gain from equity investments and consolidated subsidiary in 2006. We recognized a dilution gain from equity method investment and consolidated subsidiary of (Won)411 million in 2005, as a result of dilutions in our equity interests in Tesna from 20.0% to 13.9% and in PTI, our consolidated subsidiary, from 42.9% to 31.9%, in 2005.

Minority Interest

Our minority interest increased by 139.9% to (Won)818 million in 2006 from (Won)341 million in 2005, due to the minority interest in PTI. The minority share of the loss from PTI totaled (Won)2,286 million in 2006. However, as PTI’s equity balance became negative in 2006, we only recognized the portion of the minority share of the loss from PTI, amounting to (Won)818 million with the excess amount of (Won)1,468 million recognized by us.

Cumulative Effect of Change in Accounting Principle

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”) for the accounting of our employees’ stock-based compensation plan. See “—Critical Accounting Policies and Estimates—Stock-based Compensation.” The adoption of SFAS 123(R) resulted in a cumulative effect of a change in accounting principle consisting of a benefit of (Won)132 million in the year ended December 31, 2006, which reflects the cumulative impact of estimating future forfeitures related to non-vested stock-options previously expensed in the consolidated statement of operations under FAS 123, rather than recording forfeitures when they occur, as previously permitted.

Net Income (Loss)

We recognized net loss from operations of (Won)17,369 million in 2006, compared to a net income of (Won)979 million in 2005, as a result of the cumulative effect of the factors described above.

Accretion of Preferred Shares

We recorded a charge to retained earnings and additional paid-in capital for accretion of preferred shares of (Won)1,927 million in 2005, to account for the accretion related to the redemption amounts of our Series A preferred shares until the conversion date. We recorded no such charges in 2006 as all of our outstanding preferred shares were converted into common shares on December 20, 2005.

Net Loss Attributable to Common Shareholders

Our net loss attributable to common shareholders increased to (Won)17,369 million in 2006 from (Won)948 million in 2005, which is equal to our total net loss as there are no outstanding preferred shares.

Inflation

Inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 2.7% in 2005, 2.2% in 2006, and 2.5% in 2007.

Foreign currency risk

In 2007, approximately 92.8% of our total revenues were denominated in U.S. Dollars. In most of the countries in which our products are sold, including Korea, the revenues generated from our customers are denominated in U.S. Dollars. While we received most of our revenues in U.S. Dollars, 67.3% of our selling, general and administrative expenses and 12.3% of our cost of revenues in 2007 were denominated in Korean Won. Our financial statements are also prepared and presented in Korean Won. Appreciation or depreciation of the Korean Won against the U.S. Dollar during any given period will result in foreign currency losses or gains and affect our gross profits and net income (loss) during that period, because our revenues and our cost of revenues may be recorded in different currencies. In 2007, we estimate that a hypothetical 10.0% appreciation of the Korean Won against the U.S. Dollar would have reduced our net loss by approximately 3.7%, mainly due to foreign exchange loss from our cash and cash equivalent in foreign currency. In addition, we estimate that a hypothetical 10.0% appreciation of the Korean Won against the U.S. Dollar would have reduced our gross margin by approximately 11.0%.

Interest Rate Risk

Our risk exposure from changes in interest rates relates primarily to the interest expense due to our short-term and long-term borrowings. We may be exposed to interest rate risks on additional debt financing that we may periodically undertake to fund capital expenditures, as well as for working capital and other general corporate purposes. Upward fluctuations in interest rates increase the cost of new debt. The interest rate that we will be able to obtain in a new debt financing will depend on market conditions at that time and may differ from the rates we have secured on our current debt.

To date, we have not entered into any hedging or derivative transactions to manage our exposure to changes in interest rates. We currently do not have any plan to enter into such hedging or derivative transactions.

B. Liquidity and capital resources.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2005		2006		2007		2007
	(in millions of Korean Won and thousands of U.S. Dollars)
Net cash used in operating activities	(Won)	(2,612)	(Won)	(12,757)	(Won)	(4,234)	$(4,523)
Net cash used in investing activities		(1,202)		(3,139)		(5,730)	(6,124)
Net cash provided by / (used in) financing activities		33,615		(2,918)		(1,638)	(1,750)
Effect of exchange rate changes on cash and cash equivalents		(70)		(2)		6	6
Net increase/decrease in cash and cash equivalents		29,731		(18,816)		(11,596)	(12,391)
Cash and cash equivalents at the beginning of the year		1,194		31,040		12,224	13,062
Change in consolidated subsidiary		115		—		—	—
Cash and cash equivalents at the end of the year		31,040		12,224		628	671

Our principal capital requirements are to fund working capital needs, to meet required debt payments and to invest in research and development. Our existing cash balance, along with our available credit facilities, will probably not be sufficient to meet our working capital needs for 2008. As part of our continuous efforts to address our liquidity issue, we borrowed funds from Industrial Bank of Korea and Tesna amounting to (Won)600 million and (Won)700 million in March 2008 and April 2008, respectively. We will continue to evaluate funding alternatives, such as bank financings or issuance of debt or equity securities.

Our principal sources of liquidity are our cash, cash equivalents and available borrowings under our credit facilities of (Won)10,840 million. As of December 31, 2007, our cash and cash equivalents balance was (Won)628 million, or 3.3% of our total assets, a (Won)11,596 million decrease from (Won)12,224 million or 38.7% of total assets as of December 31, 2006. The decrease in cash and cash equivalents was due to cash outflow from (i) operating activities caused by a decrease in sales, (ii) investing activities and (iii) financing activities due to repayment of borrowings.

Cash used in operating activities was (Won)4.2 billion in 2007, which principally reflects the Company’s net loss of (Won)7.9 billion and positive cash flow adjustments such as a (Won)2.0 billion decrease in inventories and a (Won)1.8 billion decrease in accounts receivables.

Our working capital balance as of December 31, 2007 was (Won)5.0 billion compared to (Won)12.2 billion as of December 31, 2006. The decrease of (Won)7.2 billion in our working capital balance was primarily due to a (Won)11.6 billion decrease in cash and cash equivalent and a decrease in inventories and accounts receivables, caused by a delay in the launch schedule for our new products.

For investing activities, we used cash of approximately (Won)5,730 million in 2007 compared to (Won)3,139 million in 2006. Cash outflow in 2007 was mainly due to a cash outflow of (Won)5,055 million used for increase of restricted deposit and (Won)2,850 million used for purchase of property and equipment. Also, we received proceeds of (Won)1,400 million from disposal of memberships in 2007. For financing activities, we used (Won)1,638 million in 2007, compared to (Won)2,918 million in 2006. Cash used in financing activities for both years were mainly due to the net repayment of borrowings, which amounted to (Won)1,829 million in 2007 and (Won)3,118 million in 2006.

Future Financing Activities. Our primary future capital requirements on a recurring basis will be funding working capital needs, meeting required debt payments, and funding research and development, and capital expenditures. We will need to incur additional debt or issue equity to fund our working capital needs. However, we cannot assure you that such financing will be available to us on acceptable terms or at all.

We incurred total borrowings of (Won)11,975 million (US$12.8 million) for corresponding period in 2007, compared to total borrowings of (Won)9,093 million for the corresponding period in 2006. The weighted average interest rates under the terms of our borrowings were 5.51% and 6.20% as of December 31, 2006 and 2007, respectively. All of our borrowings are loans from local banks extended to us under various secured and unsecured credit facilities.

The following table sets forth our total borrowings as of the dates indicated:

Short-Term Borrowings

	As of December 31,
	2006		2007
	(in millions of Korean Won)
Loans, principally from banks:
Won denominated loans with weighted-average interest rates of 5.4% and 7.3% as of December 31, 2006 and 2007, due June 27, 2008	(Won)	6,000	(Won)	5,400	(1)
U.S. Dollar denominated loans with weighted-average interest rates of 5.5% as of December 31, 2006 due January 12, 2007, February 14, 2007, April 2, 2007, May 2, 2007		632		—
Current portion of long-term borrowings		291		167
Cash overdraft with weighted-average interest rate of 7.0% and 9.8% as of December 31, 2006 and 2007, respectively, due September 7, 2008		800		50

Total	(Won)	7,723	(Won)	5,617

(1)	On January 23, 2007, we entered into a new short-term borrowing contract in the form of a credit facility with the Industrial Bank of Korea, whereby we obtained access to funds of (Won)7,000 million, bearing interest rate at 5.9%, and repaid, in February 2007, our existing short-term borrowing from the Korea Exchange Bank amounting to (Won)5,000 million as of December 31, 2006. As of May 31, 2008, this credit facility is secured by a cash deposit of (Won)5,000 million, and we have fully drawn down from this facility. As a result, we have no available borrowings under committed credit facilities as of May 31, 2008. On June 27, 2008, we obtained an extension for the short-term loan due June 27, 2008, as specified above.

Long-Term Borrowings

	As of December 31,
	2006		2007
	(in millions of Korean Won)
Unsecured loans, representing obligations principally to banks:
Due September 30, 2007 and November 15, 2008 with interest rates ranging from 3.5% to 4.7% per annum	(Won)	458	(Won)	167
Less: current portion		(291)		(167)

Total	(Won)	167	(Won)	0

Capital Resources

Our primary source of liquidity has been the net proceeds from our sales of common shares and funds from our short-term and long-term borrowings. As of December 31, 2007, our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of December 31, 2007, we had (Won)628 million (US$0.7 million) in cash and cash equivalents. We have entered into various Korean Won denominated borrowing arrangements with certain Korean domestic banks, with an aggregate maximum facility of (Won)8,500 million and a collateralized borrowing facility of (Won)2,340 million, of which (Won)5,617 million and (Won)2,339 million were outstanding, at December 31, 2007, respectively.

Our capital requirements and liquidity will depend on many factors, including our ability to increase revenue by generating higher sales volume of high-margin products, the level at which we maintain inventory and accounts receivables, market acceptance of our products, technological advances, costs of securing access to adequate manufacturing capacity, increases in our operating expenses and our relationship with our outsourcing contractors. As of December 31, 2007, we had net cash and cash equivalents of (Won)628 million. Even though we generated net losses in 2007, we continue to incur high fixed costs in order to continue our R&D efforts for development of new products, which is crucial to the continuation of our business. Existing resources and cash from operations, if any, are likely to be insufficient to fund our future activities, and we will probably need to raise additional funds through public or private equity or debt financing or from borrowings. Additional funds may not be available, and even if available, we may not be able to obtain them on terms favorable to us or to our shareholders.

As of December 31, 2007, we have not entered into any material financial guarantee or similar commitment to guarantee the payment obligation of a third party.

Capital Expenditures

Our capital expenditures for 2005, 2006 and 2007, which totaled (Won)826 million, (Won)1,614 million and (Won)2,850 million (US$3.0 million), respectively, were primarily for the acquisition of property and equipment. We anticipate that we will incur capital expenditures in the next 12 months of approximately (Won)3,714 million (US$4.0 million), primarily for upgrades of our technology and purchase of land and construction for our new headquarters. The Company paid (Won)20 million, (Won)565 million and (Won)2,498 million in 2004, 2006 and 2007, respectively, as an investment in Pankyo Silicon Park Development Consortium, or the Association. The amount of (Won)2,498 million in 2007 consisted of (Won)2,333 million for the construction of office space, (Won)49 million for designing costs and (Won)116 million for the capitalization of interest costs. The Company has made an additional installment payment of (Won)1,166 million in March 2008 and is further required to make an installment payment of (Won)1,167 in August 2008. We borrowed funds from Industrial Bank of Korea amounting to (Won)1,166 million in March 2008 and is planning to borrow additional funds amounting to (Won)1,167 million in August 2008 to make the installment payments. The land is pledged as collateral for the borrowings.

C. Research and development, patents and licenses, etc.

We believe that our future success depends on our ability to maintain our technological competitiveness by continuing to enhance our existing products and by developing new products that comply with new standards in a rapidly evolving consumer-oriented mobile communications market. We will attempt to use our CMOS image sensor design and embedded system design expertise to gain additional market share in the mobile phone market and enter into new emerging applications.

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

Research and development expenses for 2005, 2006 and 2007 were approximately (Won)3,503 million, (Won)5,834 million and (Won)5,042 million (US$5.4 million), respectively. As of December 31, 2007, we had a total of 45 research and development personnel.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to not be indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements.

With the exception of operating leases, we have no outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular disclosure of Contractual obligations.

The following table sets forth our contractual obligations as of December 31, 2007:

			Payment Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
			(in millions of Korean Won)
Contractual Obligations
Long-term debt obligations(1)	(Won)	167	(Won)	167	(Won)	—	(Won)	—	(Won)	—
Operating lease obligations(2)		521		283		238		—		—
Purchase obligations(3)		3,185		3,185		—		—		—
Property Purchase Obligations(4)		2,333		2,333		—		—		—
Total	(Won)	6,206	(Won)	5,968	(Won)	238	(Won)	—	(Won)	—

(1)	Includes current portion and excludes short-term borrowings.
(2)	Operating lease obligations consist of operating leases for our office space.
(3)	Purchase obligations consist of purchase orders outstanding for purchase of wafers from our suppliers and are net of value-added tax, or VAT.
(4)	For purchase of property in Pankyo Technology Park.

Other than our borrowings and contractual obligations set forth above, we do not have any long-term commitments.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Directors and Executive Officers

The following table sets forth the name, age, position and first appointment date of our directors and executive officers as of May 31, 2008:

Name	Age	Position	Date First Elected or Appointed
Seo Kyu Lee	49	President, Chief Executive Officer, and Director (Representative Director)	April 12, 2000
Hoang Taig Choi	57	Chief Financial Officer, Senior Vice President, and Director	April 2, 2007
Hae-Su Hwang	43	Chief Operating Officer	March 8, 2007
Dongwoo Chun	64	Independent Director	October 14, 2005
Ha Jin Jhun	50	Independent Director	October 14, 2005
Choong-Ki Kim	66	Independent Director	October 14, 2005
Taek Jin Nam	42	Independent Director	October 14, 2005
Euy Hyeon Baek	44	Vice President	October 23, 2000
Ou Seb Lee	49	Vice President	December 26, 2001
Won-Ki Kim	47	Country Manager	November 27, 2006
Jawoong Lee	51	Technical Director	November 1, 2005
Sung Su Lee	40	Technical Director	August 21, 2000

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

Hoang Taig Choi has served as our chief financial officer since April 2, 2007. Mr. Choi received his bachelor’s degree in business administration from Pusan National University in 1975. He has nearly thirty years of finance, accounting and tax experience working at LG Electronics and related LG Group companies, most recently as Vice President of Tax and Accounting at LG Phillips LCD.

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

Ha Jin Jhun has served as our independent director since October 14, 2005. Mr. Jhun received a bachelor’s degree in industrial engineering from Inha University in 1984 and an MBA degree from Yonsei University in 1996. From 1998 to 2001, Mr. Jhun served as the chief executive officer of Haansoft Inc., one of the largest computer software companies in Korea. From 2001 to 2003, he served as the chief executive officer of Netian, Inc., an internet portal company. Mr. Jhun has served as the chief executive officer of both INKE Corporation, a globalization consulting firm for Korean venture companies, and BonWave, Inc., a software company, since 2005.

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

Executive Officers

Euy Hyeon Baek has served as our vice president since October 2000. From March 2004 to June 2005, Mr. Baek served as our director. Mr. Baek received a bachelor’s degree in computer science from Korea National Open University in 2000. He started his career as an engineer at LGS’s CCD development team in 1987, and also served as a manager in various CCD development teams at LGS. He served as a manager at Hyundai Micro-Electronic Ltd. from 1999 to 2000.

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

Hae-Su Hwang has served as our chief operating officer since March 8, 2007. Mr. Hwang received his bachelor’s and master’s in political science from Michigan State University in 1988 and 1990, respectively. Prior to serving as our chief operating officer, Mr. Hwang most recently served as the general manager of our sales and marketing department.

The business address of each of our directors and executive officers is our principal executive office at 6th Floor, Gyeonggi R&DB Center, 906-5 Iui-dong, Yeongtong-gu, Suwon-si, Gyeonggi-do 443-766, Korea.

B. Compensation.

As of the date of this annual report, we do not have any outstanding loans or credit extended to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. In 2007, the aggregate amount of compensation paid by us to all of our directors and executive officers was (Won)1,185 million (US$1.3 million), which does not include (Won)64 million (US$0.1 million) set aside or accrued to provide for retirement or similar benefits to our directors and executive officers.

Under the Korean Labor Standards Act and the Korean Act on Guarantee of Employee’s Severance, we are required to pay a severance amount to eligible employees, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director, ranges from 1.5 to 3. As of December 31, 2007, we have accrued (Won)401 million, representing 100% of our severance liability as of such date.

In addition, the senior management may be entitled to special severance allowances upon their individual voluntary or involuntary termination of employment. The Compensation Committee will decide whether such severance allowances should be paid and if so, the amount of such severance allowances. The severance allowances may not exceed (i) the annual salary, in the case of our chief executive officer and representative director, (ii) the respective nine-month salary, in the case of our executive and senior vice presidents, and (iii) the respective six-month salary, in the case of our vice presidents and technical directors. Such severance allowances have not yet been determined for 2007 by the Compensation Committee.

We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors or executive officers.

Stock Option Plan

Under our articles of incorporation and the Act on Special Measures for the Promotion of Venture Business, we may grant stock options to certain qualified officers, employees and third parties. Set forth below are the details of our stock option plan, which is contained in our current articles of incorporation.

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

•

Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder as the term is defined in the Korean Securities and Exchange Act, (ii) our major shareholders as the term is defined in the Korean Securities and Exchange Act, including a holder of 10% or more of our outstanding shares, or (iii) a specially related party, as the term is defined in the Korean Securities and Exchange Act, of the persons set forth in (i) and (ii) above; provided, that we may grant stock options to a person who becomes a specially related party to the persons set forth in (i) through (iii) by becoming an officer of our company or an officer of our affiliate.

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

•

If stock options are granted by a special resolution adopted at a shareholders’ meeting, such special resolution shall include (i) the name of the grantee, (ii) the method of granting the stock options, (iii) the stock option exercise price and exercisable period, and (iv) the type and number of shares issuable upon exercise of such stock option.

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

As of December 31, 2007, stock options to purchase a total outstanding of 699,578, representing 10.5% of our total number of common shares issued and outstanding, of which options to purchase 691,289 common shares were granted to the six directors and five executive officers named below, and options to purchase 810,609 common shares were granted to a total of 76 eligible employees. Pursuant to the relevant stock option agreements, each granted stock option confers the right on the grantee to purchase one of our common shares at the applicable exercise price.

The following table sets forth the details of the stock option grants made to our directors and executive officers, including the names of the option holders, the applicable grant date, the applicable number of options granted, the applicable exercise periods, and the applicable exercise price as of December 31, 2007.

Name	Date of Grant	Number of Granted Options	Exercise Period	Exercise Price (in Korean Won)
Directors
Sang Soo Lee(1)	12/10/04	60,000	12/10/2006 – 12/09/2009	(Won)	2,000
	08/26/05	40,000	08/26/2007 – 08/25/2010		6,500

Hoang Taig Choi	06/29/07	80,000	06/29/2009 – 06/28/2012		2,000

Moon Sung Kim(2)	03/25/05	30,000	03/25/2007 – 03/24/2010		6,500
	08/26/05	20,000	08/26/2007 – 08/25/2010		6,500
	03/31/06	30,000	03/31/2008 – 03/30/2011		18,500

Dongwoo Chun	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500

Ha Jin Jhun	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500

Choong-Ki Kim	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500

Taek Jin Nam	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500

Executive Officers

Euy Hyeon Baek	03/14/03	119,220	03/14/2005 – 03/13/2008		500
	04/25/03	14,391	04/25/2005 – 04/24/2008		500
	08/26/05	20,000	08/26/2007 – 08/25/2010		6,500

Ou Seb Lee	04/25/03	35,000	04/25/2005 – 04/24/2008		500
	12/10/04	40,000	12/10/2006 – 12/09/2009		2,000

Chang Hyun Rho(3)	08/17/04	36,000	08/17/2006 – 08/16/2009		1,800
	08/26/05	10,000	08/26/2007 – 08/25/2010		6,500

Won Ki Kim	12/27/06	10,000	12/27/2008 – 12/26/2011		6,500

Jawoong Lee	08/26/05	10,000	08/26/2007 – 08/25/2010		6,500
	03/30/07	5,000	03/30/2009 – 03/29/2012		3,400

Sung Su Lee	03/14/03	114,678	03/14/2005 – 03/13/2008		500
	03/30/07	5,000	03/30/2009 – 03/29/2012		3,400

(1)	Resigned from the Company on October 15, 2007, and all of his unexercised options were cancelled during a board of directors meeting held on November 22, 2007.
(2)	Resigned from the Company on February 28, 2007, and all of his unexercised options were cancelled during a board of directors meeting held on March 8, 2007.
(3)	Resigned from the Company on September 1, 2007, and all of his unexercised options were cancelled during a board of directors meeting held on November 22, 2007.

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

Committees of the Board of Directors

Under the Korean Commercial Code, a company may establish committees under its board of directors in accordance with its articles of incorporation. The board of directors may delegate its authorities to such committees, except for the authorities to submit the agenda for general meetings of shareholders, to elect and/or remove the representative director and to establish committees and elect and/or remove the members thereof, in addition to other authorities stipulated in the articles of incorporation. The committees are required to notify each director of all resolutions and recommendations adopted by such committees, and any director so notified may demand a meeting of the full board of directors to review the resolution or recommendation adopted by the committees and report on and finally resolve the matters in questions de novo. Pursuant to the Korean Commercial Code, any committee under the board of directors must consist of two or more directors, while the audit committee must consist of at least three directors.

Under our articles of incorporation, we currently have three committees that serve under our board of directors:

•	the audit committee;

•	the compensation committee; and

•	the director nomination committee.

Audit Committee

Pursuant to the Korean Commercial Code and in accordance with our articles of incorporation, the audit committee must consist of three or more directors. Our audit committee currently consists of Dongwoo Chun, Ha Jin Jhun and Taek Jin Nam. Mr. Chun previously served as a statutory auditor of Dongbu HiTek from 2002 to 2005 and Mr. Nam served as our statutory auditor from 2003 to 2005. In their respective roles as statutory auditors, each of Mr. Chun and Mr. Nam had responsibilities similar to those required for a member of an audit committee for Dongbu HiTek and for our company. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15), meet the criteria for independence set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and have not participated in the preparation of the financial statements of our company or any current subsidiary of our company at any time during the past three years. All of our independent directors are financially literate and have accounting or related financial management expertise, and Taek Jin Nam has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A). Furthermore, under the Korean Commercial Code, no more than one-third of the members of the audit committee shall have any of the following qualities:

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

The dismissal or removal of an audit committee member must be approved by the board of directors by an affirmative vote of at least two-thirds of all of our directors. In addition, the audit committee must elect a chairman from among its members. Our audit committee is responsible for, among other things:

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

D. Employees.

As of December 31, 2007, we had a total of 100 full-time employees, 83 located at our headquarters in Korea and 17 located in our foreign offices in China, Taiwan and the United States. Of the 100 full-time employees, 10 were staffed in sales and marketing, 45 in research and development, 22 in production management and quality control, and 23 in administration and management.

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

Pursuant to the Korean National Pension Law, our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. In order to fund the annuity, we are required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. The total amount of our payments to the National Pension Corporation in 2006 and 2007 was (Won)109 million and (Won)128 million, respectively.

E. Share ownership.

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of December 31, 2007, by each person who is known to us to be the beneficial owner of more than 5.0% of our common shares, each of our directors, each of our named executive officers and all of our directors and executive officers as a group.

	Common Shares Beneficially Owned
Name	Number(1)	Percent(2)
Five Percent and Greater Shareholders
Postech Venture Capital(3)	318,313	4.67%

Directors and Executive Officers
Seo Kyu Lee	1,051,524	15.44
Hoang Taig Choi	—	—
Dongwoo Chun(4)	1,000	*
Ha Jin Jhun(4)	1,000	*
Choong-Ki Kim(4)	1,000	*
Taek Jin Nam(4)	1,000	*
Euy Hyeon Baek(4)	140,278	2.06
Ou Seb Lee(4)	61,667	*
Won Ki Kim	—	—
Hae Su Hwang	—	—
Jawoong Lee(4)	3,334	*
Sung Su Lee(4)(5)	145,646	2.14
All directors and executive officers as a group (12 persons)	1,406,449	20.65

*	Less than 1%.
(1)	Beneficial ownership of each listed person in the table is based on the number of common shares held on December 31, 2007 and the number of common shares that can be acquired by such person upon full exercise of all options exercisable within 60 days from December 31, 2007.
(2)	The number of common shares outstanding used in calculating the percentage for each listed person include the 6,811,457 common shares outstanding as of December 31, 2007 and the common shares underlying the options held by such person exercisable within 60 days from December 31, 2007.
(3)	Postech Venture Capital Corporation is 95.0% owned by Pohang Iron and Steel Co., Ltd., or POSCO, which is a public company; and 5.0% owned by Pohang University of Science and Technology, or Postech. Postech is the largest shareholder of POSCO with 3.22%, and the former chairman of POSCO, Mr. Sang Bu Yoo is the chairman of Postech. The address of Postech Venture Capital Corporation is 1st Floor, Information Telecommunications Center, Postech, San 31, Hyoja-dong, Nam-gu, Pohang-si, Kyungsangbook-do, Korea.
(4)	Includes the common shares underlying all the options held by this person and exercisable within 60 days from December 31, 2007.
(5)	Includes 30,968 common shares held by Hyun Sook Kim, who is the wife of Mr. Lee.

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

B. Related Party Transactions.

Relationship with Pixelplus Technology Inc.

In August 2004, we acquired 42.9% equity interest in PTI for approximately (Won)510 million. In February 2005, PTI issued additional shares of its capital stock in a private placement transaction in which we did not participate and our equity interest was decreased to 31.9%. In June 2005, we made an additional capital contribution of (Won)488 million (US$0.5 million) in PTI, which raised our equity interest from 31.9% to 37.5%. In July 2007, we sold our entire 37.5% ownership interest in PTI.

Relationship with Tesna

In 2005, almost all of our wafer and CSP testing were conducted by Tesna, in which we hold a 13.9% equity interest. See Item 4 of this annual report, “Information on the Company—Manufacturing—Wafer and CSP Testing.” We have incurred fees totaling (Won)2,142 million, (Won)3,289 million and (Won)1,514 million to Tesna for its testing services in 2005, 2006 and 2007, respectively.

On March 27, 2003, we provided an interest-free loan of approximately (Won)457 million to Tesna for the upgrade and improvement of its testing services. On May 27, 2004, we provided another loan in the amount of (Won)250 million with an annual interest rate of 8.0% to Tesna to help meet its working capital requirements. The aggregate principal amount of our loan to Tesna was (Won)707 million, out of which (Won)250 million in principal and (Won)0.7 million in interest were repaid by Tesna in cash on May 31, 2004 and July 15, 2004, respectively. The remaining principal amount of approximately (Won)457 million was offset as consideration for our purchase of a 20.0% equity interest in Tesna on May 27, 2004. On May 4, 2005, Tesna issued additional shares to third parties, resulting in our equity interest being diluted to 13.9%. We recognized a dilution gain of (Won)337 million in 2005. We borrowed from Tesna amounting to (Won)700 million in April 2008.

For the financial statements as of and for the year ended December 31, 2006, we accounted for our investment in Tesna under the equity method because, even though our ownership interest in Tesna was only 13.9%, we had the ability to exercise significant influence by having Euy-Hyeon Baek on Tesna’s board of directors representing our interest. On March 31, 2007, however, Mr. Euy-Hyeon Baek resigned from Tesna’s board of directors and, as a result, we discontinued the accounting of equity method and reclassified the investment in Tesna to other investments.

Personal Loans to Employees

As of December 31, 2007, we had outstanding personal loans to five non-executive employees in the aggregate principal amount of (Won)170 million (US$0.2 million). Certain such loans were interest free while the interest rates of other loans were not higher than 9%, lower than the market rate. The largest amount of such personal loans to employees outstanding during year 2007 was (Won)60 million (US$0.1 million). These loans were extended to our non-executive employees for the purchase of their homes.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information.

Please see our consolidated financial statements which are included in Item 18 of this annual report, “Financial Statements.”

Legal proceedings

Consolidated Shareholder Class Action Lawsuit

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

In March 2007, the United States District Court for the Southern District of New York appointed West End Capital Management (“West End”) as the lead plaintiff in the consolidated class action lawsuit against us and our underwriters, Jefferies & Company, Inc. and WR Hambrecht + Co., LLC.

On April 15, 2008, we announced that we reached a tentative settlement to resolve the consolidated shareholder class action lawsuit against us and certain current and former directors and officers in the United States District Court for the Southern District of New York filed in April 2006.

Under the terms of the tentative settlement, we continue to dispute the merits of the lawsuit, but have approved a compromise payment of US$1.0 million. The settlement provides a dismissal with prejudice of the lawsuit and full releases for the Company and the named officers and directors from all allegations made in the lawsuit. The settlement further provides no presumption or admission of fault, liability or wrongdoing by the Company or the directors or officers. The compromise payment will be funded by the Company’s directors and officers liability insurance. Given available insurance and other factors, we presently believe this compromise payment will not have a material impact on our financial position or results of operations. The terms of the settlement are subject to preliminary and final court approval and notice to class members. Settlement payment would be due within thirty (30) days of the court’s grant of preliminary approval, which could be as early as August 2008.

On May 20, 2008, Jefferies & Company, Inc., the lead underwriters in our IPO, submitted their objections to our tentative settlement to the New York Federal Court, and we then submitted out reply to their objections on June 20, 2008. Through this objection, the underwriters are seeking a modification to the stipulation of settlement to preserve the underwriters’ right to contractual indemnity for fees and costs in the event they defeat plaintiff’s claims against them.

Opt-Out Plaintiffs’ Action Against the Company

In May 2007, the opt-out plaintiffs filed an action against us, certain of its officers and directors, Puglisi & Associates, Jefferies & Company, Inc., WR Hambrecht + Co., LLC, PriceWaterhouseCoopers International Ltd. and Samil PriceWaterhouseCoopers in the Supreme Court for the State of New York, Westchester County. On November 27, 2007, we reached a complete and effective settlement with the opt-out plaintiffs when they filed a stipulation of dismissal with the Supreme Court for the State of New York, Westchester County, under which they stipulated and agreed to voluntarily dismiss their claims against all of the named defendants in the above action with prejudice and without costs in favor of, or against, any party.

MagnaChip Patent Infringement Proceedings

Four Original Patent Infringement Claims Filed by MagnaChip

On June 10, 2005, we received a letter from MagnaChip asserting that one of our 1.3 megapixel CMOS image sensors infringes two of MagnaChip’s Korean patents. We have reviewed these two patents and we do not believe there is a valid claim against us under either of the patents. On November 14, 2005, we initiated cancellation proceedings with the Intellectual Property Tribunal, or IPT, of the Korean Intellectual Property Office, or KIPO, to cancel and invalidate the disputed photo diode and sensor patents claimed by MagnaChip.

On April 3, 2006, MagnaChip filed a patent infringement lawsuit in Seoul Central District Court alleging that we infringed four of MagnaChip’s Korean patents involving a (i) photo diode patent, (ii) sensor patent, (iii) color filter patent, and (iv) contact hole process patent and seeking damages of approximately (Won)12,000 million. The four patents in (i), (ii), (iii), and (iv) are the same patents in our current cancellation and invalidation proceedings with the IPT of the KIPO described above. We believe we have meritorious defenses to the claims alleged and intend to defend against this lawsuit vigorously.

In September 2006, we obtained a positive and commendatory ruling from the IPT of the KIPO granting our request to effectively cancel and invalidate the disputed photo diode and sensor patents claimed by MagnaChip. From this development, in October 2006, MagnaChip’s claims on the photo diode and sensor patents were completely withdrawn from the Seoul Central District Court. In February 2007, we obtained a positive and affirmative ruling in the patent infringement proceedings from the Seoul Central District Court on the disputed color filter and contact hole process patents claimed by MagnaChip. In March 2007, MagnaChip filed an appeal with respect to the Seoul Central District Court’s decision on the color filter and contact hole process patents with the Seoul High Court. In November 2007, MagnaChip completely removed its claims on the contact hole process patent by oral argument based on its most recent brief in Seoul High Court and, in March 2008, we obtained a complete victory in Seoul High Court on the disputed color filter patent claimed by MagnaChip. On April 10, 2008, MagnaChip filed an appeal with the Supreme Court with respect to the Seoul High Court’s decision on the color filter patent from which we obtained a favorable ruling. On May 13, 2008, MagnaChip completely and effectively withdrew its appeal on the color filter patent from the Supreme Court.

Turning to the patent cancellation and invalidation proceedings on these four patents at the IPT of the KIPO and the Patent Court, in September 2006, the IPT of the KIPO granted the Company’s cancellation and invalidation action on the photo diode patent and sensor patent. The sensor patent is comprised of a total of thirteen separate items which may be categorized as thirteen separate “sub-patents.” In November 2006, MagnaChip filed an appeal on item 12 of the sensor patent with the Patent Court. In December 2006, the IPT of the KIPO granted the Company’s cancellation and invalidation action on the contact hole process patent, but did not grant the Company’s cancellation and invalidation action on the color filter patent. In January 2007, MagnaChip filed an appeal on the contact hole process patent with the Patent Court and we filed an appeal on the color filter patent with the Patent Court. In July 2007, we obtained a completely favorable ruling from the IPT of the KIPO on the non-infringement of item 12 of the sensor patent and, in August 2007, we obtained a completely positive decision from the Patent Court on the cancellation and invalidation of item 12 of the sensor patent. In October 2007, we obtained a complete victory in the Patent Court on the cancellation and invalidation of the contact hole process patent. On May 14, 2008, we and MagnaChip each withdrew from and terminated the cancellation and invalidation proceedings on the color filter patent in the Patent Court, as requested by the Patent Court.

Three Additional Patent Infringement Claims Filed by MagnaChip

In addition to the above lawsuits, in November 2006, MagnaChip separately filed additional patent infringement claims on three process patents with the Seoul Central District Court seeking damages of approximately (Won)150 million. The Seoul Central District Court conducted the hearing date on these three process patents on May 30, 2008, and issued a completely positive ruling in favor of the Company on all of the three process patents on June 20, 2008. We believe we have meritorious defenses to the claims alleged and intend to defend against this lawsuit vigorously.

Separately, in May 2007, we initiated cancellation and invalidation proceedings on these three patent infringement claims with the IPT of the KIPO. In April 2008, we obtained a favorable ruling from the IPT of the KIPO on the cancellation and invalidation of two disputed process patents claimed by MagnaChip. On May 2, 2008, MagnaChip filed an appeal with the Patent Court with respect to KIPO’s decision. The Patent Court will schedule the relevant hearing date or date for the technical slide presentation on these two process patents in due course. With respect to the one other disputed process patent or ‘pinned photo diode’ patent claimed by MagnaChip, which is comprised of 46 separate items or “sub-patents,” on May 30, 2008, we obtained a positive decision from the IPT of the KIPO on the cancellation and invalidation of items 1 through 10, and also items 23, 24, and 25. We did not obtain a positive decision on the cancellation and invalidation of items 26 through 33. The IPT of the KIPO did not rule or decide on claims 11 through 15, claims 16 through 22, and claims 34 through 46. This is because we did not assert or initiate the cancellation and invalidation of these specific claims, as such claims are not relevant or applicable to MagnaChip’s assertion of patent infringement against us in Seoul Central District Court.

Lawsuit for Defamation and Tortuous Business Interference Against MagnaChip

In February 2007, we filed a lawsuit for defamation and tortuous interference with business relationships against MagnaChip with the Seoul Central District Court. Our lawsuit sought monetary damages, plus interest, against MagnaChip. Separately, we filed a preliminary injunction against MagnaChip to obtain an order from the Seoul Central District Court that would have required MagnaChip to refrain from engaging in certain acts which we believed had and would have continued to negatively impact our business relationships with our existing and potential customers. However, in March 2007, we withdrew our preliminary injunction claim and lawsuit for defamation and tortuous interference against MagnaChip in Seoul Central District Court. In May 2007, MagnaChip responded by filing their own lawsuit against us in Seoul Central District Court for damages MagnaChip allegedly sustained arising from the above lawsuit we filed against them in February 2007. Depending on the schedule and outcome of the patent infringement proceedings as discussed above, the Seoul Central District Court is expected to issue the next hearing date for this lawsuit filed by MagnaChip in due course.

Claim Against Maxon

On October 31, 2004, we filed a claim with the Suwon District Court against Maxon, one of our customers, for unpaid accounts receivables in the amount of (Won)1,392 million. On January 14, 2005, the court awarded a judgment in our favor for the full amount of our claim. However, Maxon has not paid the judgment awarded to us due to deterioration of its financial condition. In response, we have joined the Council for Commercial Creditors of Maxon, which has been voluntarily formed by the creditors of Maxon, and have designated this Council to negotiate a settlement on our behalf. We have provisioned 100% of the amount awarded by the court after recognition of translation loss, or approximately (Won)1,126 million, as an allowance for doubtful accounts.

Claim Against Telson

On March 22, 2005, Telson, one of our customers, was declared bankrupt by the Bankruptcy Division of the Seoul Central District Court. As a result, a court administrator was appointed to liquidate Telson, and we filed claims in the amount of (Won)191 million with the administrator in April 2005. We have written off the entire amount of (Won)191 million. Except for the legal proceedings described in this annual report, we are not currently involved in any material litigation and we are not subject to any pending or threatened litigation or similar proceedings which could reasonably be expected, if decided adversely to us, to have a material adverse effect on our financial condition or results of operations.

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

From January 1, 2006 to May 31, 2008, the trading price of our ADSs on Nasdaq ranged from US$12.08 to US$0.79 per ADS.

The following table provides the high and low trading prices for our ADSs on Nasdaq for each of the months since our initial public offering.

	Sales Price
	High		Low
2005	8.02		8.01
2006	12.08		1.23
First quarter	12.08		8.00
Second quarter	10.06		1.65
Third quarter	2.31		1.40
Fourth quarter	2.70		1.23
2007	2.13		0.57
First quarter	2.13		1.13
Second quarter	1.26		0.75
Third quarter	1.53		0.74
Fourth quarter	1.17		0.57
2008	2.20		0.50
First quarter	0.65		0.50
January	0.65		0.50
February	0.62		0.53
March	0.63		0.51
Second quarter	2.20		0.51
April*	2.20	*	0.51
May	2.18		1.74
June*	1.98		1.75

*	On April 14, 2008, we effectuated a one-to-four (1:4) reverse stock split of our ADSs, which reduced the number of our ADSs issued and outstanding from 8,500,000 ADSs to 2,125,000 ADSs, but which did not affect our shareholders’ proportionate equity interest or voting rights in the Company. In connection with such stock split, the ratio of our common shares to ADSs changed from 1:2 to 2:1. The purpose of the reverse stock split was to increase the price of our ADSs above the minimum bid price and maintain the listing of our ADSs on the Nasdaq Global Market. On December 17, 2007, we received a bid price notification letter from Nasdaq stating that the Company was failing to comply with the minimum $1.00 bid price requirement for continued listing on the Nasdaq Global Market as set forth in Marketplace Rule 4450(a)(5). We were given 180 calendar days, or until June 11, 2008, to regain compliance with the minimum bid price requirement by demonstrating a closing bid price of at least $1.00 for at least ten consecutive trading days. On May 15, 2008, we received a bid price compliance letter from Nasdaq stating that we regained compliance with the minimum $1.00 per share requirement under Nasdaq Marketplace Rule 4450(a)(5).
*	For the period to and including June 16, 2008.

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

General

At December 31, 2007, our total authorized share capital consists of 30,000,000 shares, comprised of common shares, par value (Won)500 per share and non-voting preferred shares, par value of (Won)500 per share. As of May 31, 2008, we had 6,806,866 common shares issued and outstanding.

In accordance with our articles of incorporation, we may issue non-voting participating, cumulative, preferred shares of up to 2,000,000 shares and the holders of such preferred shares are entitled to receive annual dividends as determined by the board of directors at the time of their issuance within the range between 1% to 15% of the par value of such shares, which rate will be equal to or higher than the dividend rates applicable to the holders of common shares. If we fail to declare and pay dividends on the preferred shares in any given fiscal year, any unpaid portion shall be paid out prior to any distribution on the common shares at the time of dividend payments in the following fiscal year. None of our non-voting preferred shares are currently issued or outstanding. We may issue convertible bonds up to five billion (5,000,000,000) Korean Won in face value. The shares to be issued upon conversion are either common shares or preferred shares, and the conversion price, which should be equal to or more than the face value of the shares, is determined by the board of directors at the time of issuance of convertible bonds. We may also issue bonds with warrants up to five billion (5,000,000,000) Korean Won in face value. The new shares which may be subscribed for by the holders of the bonds with warrants are either common shares or preferred shares, and the subscription price, which should be equal to or more than the face value of the shares, is determined by the board of directors at the time of issuance of bonds with warrants. At our general shareholder’s meeting: which was held on February 29, 2008, we passed a resolution to issue convertible bonds and bonds with warrants.

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

Distribution of Free Shares

In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus reserve or earned surplus reserve to our stated capital in the form of shares issued without consideration. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings. We distributed a total of 535,000 free common shares to our then existing shareholders on September 19, 2000, and a total of 1,302,000 free common shares to our then existing shareholders on December 21, 2000. We have no intention of making such a distribution in the near future.

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

We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares except for non-voting shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant laws and regulations or our articles of incorporation. Shareholders not specified in the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meeting of shareholders.

Our shareholders’ meetings are held at our offices located at 6th Floor, Gyeonggi R&DB Center, 906-5 Iui-dong, Yeongtong-gu, Suwon-si, Gyeonggi-do, 443-766, Korea or other adjacent areas as deemed necessary.

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

Other Provisions

Under our articles of incorporation, there exists no provision (i) which may delay or prevent a change in control of us and that is triggered only in the event of a merger, acquisition or corporate restructuring, (ii) which requires disclosure of ownership above a certain threshold, or (iii) that governs a change in capital that is more stringent than required by the applicable laws in Korea.

B. Articles of Incorporation.

We incorporate by reference into this annual report the description of our articles of incorporation, as amended, contained in our registration statement on Form F-1 (Registration No. 333-130116) under “Description of Share Capital.” Our shareholders adopted our articles of incorporation, as amended, on February 29, 2008.

C. Material contracts.

Share Transfer and Termination and Release Agreement

On July 10, 2007, we entered into a Share Transfer and Termination Agreement with PTI and Huang Yo Chin for the sale of our 35.7% interest in the outstanding shares of PTI. Under the terms of the agreement, Huang Yo Chih purchased our entire interest in PTI for one U.S. Dollar. Pursuant to the terms of the agreement, we agreed to take measures to have both Mr. William Kim and Mr. Ou-Seb Lee resign from the board of PTI. PTI also agreed to return certain products to us in exchange for the deduction of approximately US$3.2 million from our accounts receivable due from PTI. In addition, PTI agreed that it will cease the using the “Pixelplus” name. Finally, the Share Transfer and Termination Agreement also formally ended our relationship with PTI, including any other cooperation or shareholders’ agreements that we had previously entered with PTI.

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

D. Exchange controls.

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under such Act and Decree, (“Foreign Exchange Transaction Laws”), regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Ministry of Strategy and Finance, or MOSF. The Financial Supervisory Commission, or FSC, has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate the issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (i) if the Government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the MOSF may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions, and (ii) if the Government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOSF may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

Filing with Korean Government in Connection with the Issuance of ADSs

In order for us to issue common shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the MOSF. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

Restrictions Applicable to ADSs

Once the report to the MOSF is filed in connection with the issuance of ADSs, no Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal. Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

Restrictions Applicable to Shares

An investment by a foreign investor (i) of not less than 10% of the outstanding shares of a Korean company, and (ii) in an amount not less than (Won)50 million is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Knowledge Economy which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company.

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

E. Taxation.

Korean Taxation

The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. Such non-resident individuals or non-Korean corporations are referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares and ADSs, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisers.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences to a U.S. Holder (as described below) of the ownership and disposition of our common shares or our ADSs. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed Treasury Regulations, administrative pronouncements, judicial decisions and the current income tax treaty in effect between the United States and the Republic of Korea (the “Treaty”), all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service, or the IRS, might interpret the existing authorities differently. In either case, the tax consequences of owning or disposing of our common shares or our ADSs could differ from those described below. The information provided below is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding our common shares or our ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code,

•	persons that have a “functional currency” other than the U.S. Dollar,

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes,

•	persons who acquired our common shares or our ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, and

•	persons owning or treated as owning 10% or more of any class of our stock.

This description generally applies only to U.S. Holders that beneficially own of our common shares or our ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

U.S. Holders should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and regarding U.S. federal estate or gift tax laws, foreign, state, or local laws, and the Treaty.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares or our ADSs that is eligible for the benefits of the Treaty and that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, organized in or under the laws of the United States or any political subdivision thereof, or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

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

In general, for U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owners of the underlying shares represented by such ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges our ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary receipts are released before delivery of shares to the depositary (“pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary receipts. Such actions could also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom our ADSs are pre-released.

Taxation of Dividends and Other Distributions on Our Common Shares or Our ADSs

Subject to the passive foreign investment company rules discussed below, distributions to a U.S. Holder with respect to our common shares or our ADSs, other than pro rata distributions of our common shares, will be includible in the U.S. Holder’s gross income as ordinary dividend income when actually or constructively received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits are computed under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in our common shares or our ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, nor do we intend in the future, to compute earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Korean taxes.

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, Korean taxes withheld from cash dividends on our common shares or our ADSs at the rate provided in the Treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability. Korean taxes withheld in excess of the rate provided in the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “—Korean Taxation—Tax Treaties” for a description of how a U.S. Holder can secure the Treaty rate for withholding on dividends paid by us. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as Nasdaq, where our ADSs are traded. However, such dividends will not be eligible for the reduced rates of taxation for any year in which we are treated as a PFIC and the next succeeding year. You should consult your tax advisors regarding the application of these rules to your particular circumstances.

Taxation of Disposition of Common Shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of our common shares or our ADSs equal to the difference between the amount realized for our common shares or our ADSs and the U.S. Holder’s tax basis in our common shares or our ADSs, determined in U.S. Dollars. The gain or loss will be capital gain or loss and will be long term if the U.S. Holder has held our common shares or our ADSs for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any capital gain or loss that a U.S. Holder recognizes will generally be treated as United States source for foreign tax credit purposes.

Passive Foreign Investment Company

Based on the price of our common shares and ADSs during our 2007 taxable year and the amount of passive assets, including cash and cash equivalents, held by us throughout that year, we believe that we may have been a PFIC for our 2007 taxable year. Further, there is a significant risk that we will be a PFIC for our 2008 taxable year and we may be a PFIC for future taxable years. The determination of our PFIC status depends upon the composition of our assets and the amount and nature of our income from time to time. The determination of our PFIC status will depend in part on the market value of our common shares or our ADSs, which may be especially volatile. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any future taxable year, as PFIC status is re-tested each year and depends on the facts in the relevant year.

In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets, based on an average of the quarterly values of its assets during a taxable year, is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or our ADSs, the U.S. Holder generally will be subject to increased reporting requirements and subject to increased U.S. tax liabilities on receipt of certain dividends, as described below, and on a disposition of our common shares or our ADSs in that year and all subsequent years, although a shareholder election to terminate such deemed PFIC status may be available. U.S. Holders should consult their tax advisors regarding our status as a PFIC, the consequences of an investment in a PFIC, and the consequences of a shareholder election to terminate deemed PFIC status if we no longer meet the income or asset test for PFIC status in a subsequent taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or our ADSs, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. Holder receives on our common shares or ADSs and any gain the U.S. Holder realizes from a sale or other disposition, including a pledge, of our common shares or ADSs, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Excess distributions for this purpose are distributions that a U.S. Holder receives in a taxable year to the extent they exceed 125% of the average annual distributions the U.S. Holder received during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our common shares or ADSs.

The special tax rules that apply to an excess distribution or gain realized from a sale or other disposition of our common shares or ADSs are as follows:

•	any excess distribution or gain realized will be allocated ratably over a U.S. Holder’s holding period for our common shares or our ADSs,

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

The tax liability for amounts allocated to years prior to the year of excess distribution or gain cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our common shares or our ADSs cannot be treated as capital, even if the U.S. Holder holds our common shares or ADSs as capital assets.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the excess distribution rules discussed above. The term “marketable stock” includes common shares and ADSs that are “regularly traded” on a “qualified exchange.” Under the U.S. Treasury Regulations, the common shares and ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares or ADSs, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Market on which our ADSs are traded is a qualified exchange. U.S. Holders should consult their tax advisors as to whether a mark-to-market election is available or advisable for your particular circumstances.

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

A U.S. Holder who holds our common shares or our ADSs in any year in which we are a PFIC would be required to file IRS Form 8621 regarding distributions received on our common shares or our ADSs and any gain realized on the disposition of our common shares or our ADSs. You are urged to consult with your tax advisors concerning the United States federal income tax consequences of holding our common shares or our ADSs if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends in respect of our common shares or our ADSs or the proceeds received on the sale, exchange or other disposition of our common shares or our ADSs. Backup withholding tax may apply to such amounts unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the appropriate returns are timely filed.

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

Following our initial public offering, we invested the net proceeds from our initial public offering in interest-bearing money-market accounts and deposit accounts in Korea. On January 20, 2006 and July 25, 2006, upon approval of the Compensation Committee of our board of directors on January 13, 2006, we paid (Won)940 million and (Won)620 million, respectively, as a special bonus to our senior management. In addition, we used approximately (Won)7,240 million (US$7.7 million) and (Won)10,640 million of the net proceeds from our initial public offering in 2007 and 2006, respectively, for repayment of certain outstanding debt.

The amount and timing of our actual expenditures will depend on several factors, including our need for specific capital expenditures, the progress of our research and development efforts, and the amount of cash generated or used by our ongoing operations.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that, as of December 31, 2007, our disclosure controls and procedures related thereto were effective to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our senior management including our chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure.

(b) Internal control over financial reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e)) in a process designed by, or under the supervision of, our principal executive, principal operating and principal financial officers, or persons performing similar functions, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness, as defined under Standards of the Public Accounting Oversight Standard Board (United States), is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management identified the following material weaknesses in our internal control over financial reporting as of December 31, 2006 and has determined that these weaknesses remain as of December 31, 2007. Our management has determined that internal control over financial reporting are not effective as of December 31, 2007.

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

(c) Attestation Report of Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for non-accelerated filer.

(d) Changes in Internal Control over Financial Reporting

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making the assessment, management use the framework in “Internal Control—Integrated Framework” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria.

In response to the above outlined material weaknesses, in cooperation with our Board and under the supervision of our Audit Committee, we have taken or plan to take the following actions to remediate the material weaknesses including:

•

since October 2007, engaged Samil PricewaterhouseCoopers as our outside consultants to advise us on the implementation of an internal control system and as part of this implementation, we have established an end user computing manual (“EUC”) through which we have introduced controls over the output from spreadsheets as we continue to rely heavily on spreadsheets for preparing our financial statements;

•

implemented the EUC manual commencing in 2008 through which we expect to produce consolidated financial statements that are more reliable and free of material misstatement or other inaccuracies resulting from computational or other output errors;

•

implemented U.S. GAAP education programs and arranged training for financial and accounting personnel on a periodic basis to furnish them with adequate knowledge of U.S. GAAP and SEC rules and disclosure requirements;

•	in April 2007, hired our CFO who has knowledge and experience in the application of U.S. GAAP; and

•

established an accounting policy manual through which we seek to standardize periodic review procedures in connection with the selection and evaluation of significant U.S. GAAP accounting policies, critical accounting judgments and estimates by the Audit Committee.

In addition, we plan to review the financial statements of our subsidiaries and implement internal audit procedures for our subsidiaries in China. As of May 31, 2008, all of our subsidiaries are wholly-owned by us.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees in connection with certain professional services rendered by Samil PricewaterhouseCoopers for the year ended December 31, 2005, by Ernst & Young Han Young for the year ended December 31, 2006, and by Samjong KPMG for the year ended December 31, 2007, independent registered public accounting firms.

	For the year ended December 31,
	2005		2006		2007
Audit fees	US$	519,847	US$	425,975	US$	288,523
Audit related fees		861,105		0		0
Tax fees		2,700		0		0
All other fees		—		—		—

Total	US$	1,383,652	US$	425,975	US$	288,523

Audit Committee Pre-Approval Policy and Procedures

Our audit committee charter (adopted in November 2005) states that we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service.

Our audit committee pre-approved all audit and non-audit services provided by our independent public accountant during 2007.

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

Item 18. Financial Statements.

The consolidated financial statements for our company are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of the Registrant (English translation)

2.1*	Specimen common share certificate (English translation)

2.2*	Specimen American Depositary Receipt

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary and holders of American Depositary Receipts

4.1*	Form of 2003 Stock Option Agreement (English translation)

4.2*	Form of 2004 Stock Option Agreement (English translation)

4.3*	Termination Agreement, dated November 28, 2005, by and among JATF, MIC, Korea Venture Fund, certain common shareholders and the Registrant

4.4*	(Purchase) Basic Transaction Agreement, dated February 1, 2005, by and between the Registrant and Samsung Electro-Mechanics (English translation)

4.5*†	Wafer Foundry Service Agreement, dated November 3, 2003, by and among the Registrant, Dongbu Electronics Co., Ltd. and T2Net Technology Co., Ltd. (English translation)

4.6*†	Basic Agreement, dated September 17, 2004, by and between the Registrant and Dongbu Electronics Co., Ltd. (English translation)

4.7*	Form of Purchase Order from Ningbo Bird Co., Ltd.

4.8*†	Testing Agreement, dated May 31, 2004, by and between the Registrant and Tesna Co., Ltd. (English translation)

4.9*	Form of Bundang Lease Agreement (English translation)

4.10*	Loan guarantee issued by Seo Kyu Lee to Citibank (formerly known as Hanmi Bank) for the benefit of the Registrant (English translation)

4.11*	Loan guarantee issued by Seo Kyu Lee to Hana Bank for the benefit of the Registrant (English translation)

4.12*	Loan guarantee issued by Seo Kyu Lee to Industrial Bank of Korea for the benefit of the Registrant (English translation)

4.13*	Loan guarantee issued by Seo Kyu Lee to Korea Exchange Bank for the benefit of the Registrant (English translation)

4.16*†	Foundry Agreement, dated November 22, 2005, by and between the Registrant and United Microelectronics Corporation

4.18†	Commodity Purchase Agreement, dated October 14, 2005, by and between the Registrant and Logitech Europe S.A.

Exhibit Number	Description
4.19^	Form of 2005 Stock Option Agreement (English Translation)

4.20**	Form of 2006 Stock Option Agreement (English Translation)

4.21	Share Transfer and Termination and Release Agreement, date July 10, 2007, by and between the Registrant and Pixelplus Technology Inc. and Huang Yo Chin

8.1^	List of Subsidiaries of the Registrant

11.1^	Code of Business Conduct and Ethics

11.2^	Code of Ethics for Chief Executive Officer and Senior Financial Officers

12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)

12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)

13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)

13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)

*	Previously filed with the relevant Registration Statement on Form F-1.
^	Previously filed with the Company’s 2005 Annual Report on Form 20-F.
**	Previously filed with the Company’s 2006 Annual Report on Form 20-F.
†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 30th day of June, 2008.

PIXELPLUS CO., LTD.

By:	/s/ HOANG TAIG CHOI
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

Pixelplus Co., Ltd. and subsidiaries

Index

December 31, 2006 and 2007

Samjong KPMG Accounting Corp.

Star Tower 10th Fl., 737 Yeoksam-dong	Telephone	+82 2 2112 0100
Kangnam-gu, Seoul 135-984	Fax	+82 2 2112 0101
Republic of Korea	www.kr.kpmg.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pixelplus Co., Ltd.:

We have audited the accompanying consolidated balance sheet of Pixelplus Co., Ltd. and subsidiaries (collectively, the “Company”) as of December 31, 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pixelplus Co., Ltd. and subsidiaries as of December 31, 2007 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations with a significant decrease in net capital that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 4 of the notes to the consolidated financial statements.

KPMG Samjong Accounting Corp.

Seoul, Korea

June 27, 2008

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

June 8, 2007

A member firm of Ernst & Young Global Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pixelplus Co., Ltd:

In our opinion, the accompanying consolidated “balance sheets, and the related consolidated statements of operations, of changes in shareholders’ equity(deficit) and of cash flows present fairly, in all material respects, the financial position of Pixelplus Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management.

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

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2006 and 2007

(In millions of Korean Won and thousands of U.S. dollars)

	2006		2007	2007
				(note 4)
Assets
Current assets:
Cash and cash equivalents	(Won)	12,224	628	$671
Restricted deposits		945	6,002	6,414
Accounts receivable, net		4,989	3,165	3,382
Inventories		4,986	1,424	1,522
Current portion of long-term loans to employees		40	17	18
Other current assets		2,204	1,909	2,040

Total current assets		25,388	13,145	14,047

Memberships		1,686	286	306
Property and equipment, net		2,149	4,020	4,296
Equity method investments		1,071	—	—
Other investments		—	1,072	1,145
Long-term loans to employees		138	153	163
Other non-current assets		1,156	527	564

Total assets	(Won)	31,588	19,203	$20,521

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	(Won)	7,723	5,617	$6,002
Trade accounts payable		3,361	542	579
Other accounts payable		1,306	825	882
Provision for contingent liabilities		—	936	1,000
Other current liabilities		827	221	236

Total current liabilities		13,217	8,141	8,699

Long-term borrowings		167	—	—
Other non-current liabilities		468	422	451

Total liabilities		13,852	8,563	9,150

Stockholders’ equity:
Common stock of (Won)500 par value: authorized 10,000,000 shares; issued and outstanding 6,425,072 shares in 2006 and 6,665,073 shares in 2007		3,213	3,333	3,562
Additional paid-in capital		39,495	40,080	42,831
Accumulated other comprehensive loss		(154)	(99)	(106)
Accumulated deficit		(24,818)	(32,674)	(34,916)

Total stockholders’ equity		17,736	10,640	11,371

Commitments and contingencies

Minority interest		—	—	—
Total liabilities and stockholder’s equity	(Won)	31,588	19,203	$20,521

See accompanying notes to the consolidated financial statements

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2005, 2006 and 2007

(In millions of Korean Won and thousands of U.S. dollars, except loss per share)

	2005		2006	2007	2007
					(note 4)
Revenue:
Products	(Won)	38,678	26,825	13,070	$13,967
Services		2,906	5,171	4,520	4,830

		41,584	31,996	17,590	18,797
Cost of revenue:
Products		30,671	29,770	12,469	13,324
Services		546	1,438	1,077	1,151

		31,217	31,208	13,546	14,475

Gross profit		10,367	788	4,044	4,322
Operating expense:
Selling, general and administrative		6,407	12,220	7,498	8,012
Research and development		3,503	5,834	5,042	5,389

Operating income (loss)		457	(17,266)	(8,496)	(9,079)

Other income (expense):
Interest income (expense), net		(539)	292	241	259
Foreign exchange gain (loss), net		194	(1,241)	(141)	(152)
Gain on sale of interest in subsidiary		—	—	421	450
Other, net		30	(109)	119	127

		(315)	(1,058)	640	684

Income (loss) before income taxes gain from equity method investments, dilution gain and minority interest		142	(18,324)	(7,856)	(8,395)

Income tax expenses		—	—	—	—

Income (loss) before gain from equity method investments, dilution gain and minority interest		142	(18,324)	(7,856)	(8,395)

Gain (loss) from equity method investments, net		85	5	—	—
Dilution gain from equity method investment and consolidated subsidiary		411	—	—	—
Minority interest		341	818	—	—

Net income (loss) before cumulative effect of change in accounting principle		979	(17,501)	(7,856)	(8,395)

Cumulative effect of change in accounting principle, net of tax		—	132	—	—

Net income (loss)	(Won)	979	(17,369)	(7,856)	$(8,395)

Accretion for redemption of preferred shares	(Won)	(1,927)	—	—	$—

Net loss attributable to common stockholders	(Won)	(948)	(17,369)	(7,856)	$(8,395)

Loss per share—basic and diluted:
Before cumulative effect of change in accounting principle		(356)	(2,798)	(1,200)	(1.28)
Cumulative effect of change in accounting principle		—	21	—	—

Loss per share—basic and diluted	(Won)	(356)	(2,777)	(1,200)	$(1.28)

Weighted average number of shares
—basic and diluted		2,664,862	6,254,054	6,545,911	6,545,911

See accompanying notes to the consolidated financial statements

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Loss

Years ended December 31, 2005, 2006 and 2007

(In millions of Korean Won, except share data)

	Common stock			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
	Shares	Amount
Balance at January 1, 2005	2,604,000	(Won)	1,302	—	(40)	(7,528)	(6,266)
Net income	—		—	—	—	979	979
Other comprehensive loss:
Foreign currency translation adjustment	—		—	—	(60)	—	(60)
Accretion for redemption of preferred shares	—		—	(1,027)	—	(900)	(1,927)

Total comprehensive loss							(1,008)

Shares issued in connection with:
Conversion of preferred stock to common stock	1,201,333		601	7,923	—	—	8,524
Issuance of common shares	2,250,000		1,125	29,476	—	—	30,601
Recognition of share-based compensation	—		—	1,099	—	—	1,099

Balance at December 31, 2005	6,055,333		3,028	37,471	(100)	(7,449)	32,950
Net loss	—		—	—	—	(17,369)	(17,369)
Other comprehensive loss:
Foreign currency translation adjustment	—		—	—	(54)	—	(54)

Total comprehensive loss							(17,423)

Shares issued in connection with exercise of stock options	369,739		185	15	—	—	200
Recognition of share-based compensation	—		—	2,141	—	—	2,141
Cumulative effect of change in accounting principle	—		—	(132)	—	—	(132)

Balance at December 31, 2006	6,425,072		3,213	39,495	(154)	(24,818)	17,736

Net loss	—		—	—	—	(7,856)	(7,856)
Other comprehensive income:
Foreign currency translation adjustment	—		—	—	55	—	55

Total comprehensive loss							(7,801)

Shares issued in connection with exercise of stock options	240,001		120	71	—	—	191
Recognition of share-based compensation	—		—	514	—	—	514

Balance at December 31, 2007	6,665,073	(Won)	3,333	40,080	(99)	(32,674)	10,640

See accompanying notes to the consolidated financial statements

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Loss—(Continued)

Years ended December 31, 2005, 2006 and 2007

(In thousands of U.S. dollars, except share data)

	U.S. dollars (note 4)
	Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficits	Total stockholders’ equity
	Shares	Amount
Balance at December 31, 2006	6,425,072	$3,434	42,205	(165)	(26,521)	18,953
Net loss	—	—	—	—	(8,395)	(8,395)
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	59	—	59

Total comprehensive loss	—	—	—	—	—	(8,336)

Shares issued in connection with exercise of stock options	240,001	128	76	—	—	204
Recognition of share-based compensation	—	—	550	—	—	550

Balance at December 31, 2007	6,665,073	$3,562	42,831	(106)	(34,916)	11,371

See accompanying notes to the consolidated financial statements

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2006 and 2007

(In millions of Korean Won and thousands of U.S. dollars)

	2005		2006	2007	2007
					(note 4)
Cash flows from operating activities:
Net income (loss)	(Won)	979	(17,369)	(7,856)	$(8,395)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization		577	797	738	789
Provision for bad debts (reversal of allowance for doubtful accounts)		11	812	(682)	(729)
Stock compensation expense		1,099	2,141	514	550
Provision for inventory losses		2,673	8,148	1,352	1,445
Gain on sale of interest in subsidiary		—	—	(421)	(450)
Gain from equity method investment		(85)	(5)	—	—
Provision for severance benefits		437	564	316	338
Foreign currency translation, net		(452)	286	(18)	(19)
Impairment loss on goodwill		41	—	—	—
Impairment loss on long-lived assets		—	289	4	4
Loss from disposition of long-lived assets		—	1	244	260
Dilution gain from equity method investment and consolidated subsidiary		(411)	—	—	—
Minority interest		(341)	(818)	—	—
Cumulative effect of change in accounting principle		—	(132)	—	—
Changes in operating assets and liabilities:
Accounts receivable		(6,117)	5,523	1,789	1,912
Inventories		(4,035)	(4,426)	2,043	2,183
Other current assets		(440)	(681)	734	784
Other non-current assets		(760)	18	21	23
Trade accounts payable		3,676	(7,172)	(1,838)	(1,964)
Other accounts payable		622	(90)	(333)	(355)
Other current liabilities		70	(361)	(470)	(502)
Severance benefit payments		(156)	(282)	(371)	(397)

Net cash used in operating activities	(Won)	(2,612)	(12,757)	(4,234)	$(4,523)

See accompanying notes to the consolidated financial statements

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows—(Continued)

Years ended December 31, 2005, 2006 and 2007

(In millions of Korean Won and thousands of U.S. dollars)

	2005		2006	2007	2007
					(note 4)
Cash flows from investing activities:
Changes in restricted deposit	(Won)	62	467	(5,055)	$(5,402)
Proceeds from repayment of loans by employees		6	8	40	42
Loans to employees		(90)	(30)	(32)	(34)
Proceeds from repayment of short-term financial instruments		—	60	153	163
Payment on long-term financial instruments		(60)	(120)	—	—
sale of interest in consolidated, subsidiary, net of cash sold		—	—	(5)	(5)
Proceeds from disposal of property and equipment		—	—	18	19
Proceeds from disposal of memberships		—	—	1,400	1,496
Proceeds from guarantee deposits		—	—	682	728
Purchase of property and equipment		(826)	(1,614)	(2,850)	(3,045)
Purchase of memberships		—	(1,898)	—	—
Purchase of intangible assets		(294)	(12)	(81)	(86)

Net cash used in investing activities		(1,202)	(3,139)	(5,730)	(6,124)

Cash flows from financing activities:
Repayment of short-term borrowings		(6,997)	(11,410)	(13,513)	(14,439)
Repayment of long-term borrowings		(613)	(801)	(291)	(312)
Proceeds from borrowings		9,238	9,093	11,975	12,797
Issuance of common shares		31,987	200	191	204

Net cash provided by (used in) financing activities		33,615	(2,918)	(1,638)	(1,750)

Effect of foreign exchange rate changes on cash and cash equivalents		(70)	(2)	6	6

Net increase (decrease) in cash and cash equivalents		29,731	(18,816)	(11,596)	(12,391)
Cash and cash equivalents at beginning of year		1,194	31,040	12,224	13,062

Change in consolidated subsidiary		115	—	—	—
Cash and cash equivalents at end of year	(Won)	31,040	12,224	628	$671

Supplemental disclosures:
Income taxes paid (returned)	(Won)	264	30	(51)	$(54)
Interest paid, net of amounts capitalized		567	377	206	220
Non-cash investing and financing activities:
Conversion of 1,441,600 shares of series A convertible redeemable preferred stock to common stock		8,524	—	—	—

See accompanying notes to the consolidated financial statements

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2007

1. Organization and Business

Pixelplus Co., Ltd., the Controlling Company, and its consolidated subsidiaries, which consist of four foreign entities (collectively, “the Company”), are described below:

(a) The Controlling Company

Pixelplus Co., Ltd. was incorporated in Suwon, the Republic of Korea in April 2000, and commenced commercial production of its Complementary Metal Oxide Semiconductor (“CMOS”) image sensor product in July 2003. The Company designs, develops and markets semiconductor image sensor devices. The Company’s main product, an image sensor device which captures images, is used in a number of commercial and consumer mass market applications. The Company operates in one business segment; the design, manufacture and distribution of semiconductor image sensor devices.

On December 21, 2005, the Company sold 4,500,000 American Depository Shares (“ADSs”), each representing one-half of a common share of the Company, in the Company’s initial public offering (“IPO”). The Company’s ADSs trade on The Nasdaq National Market under the symbol “PXPL.” The ADSs were offered and sold at US$8.00 per ADSs. The net proceeds from the IPO, net of underwriter discounts and fees of (Won)2,308 million, was (Won)34,131 million. The Company incurred issuance costs of (Won)3,530 million related to the IPO which was deducted from the net proceeds received by the Company. The Company’s IPO issuance costs of (Won)3,530 million consisted of professional fees, registration fees and printing expenses.

(b) Consolidated Subsidiaries

As of December 31, 2007, the Controlling Company’s consolidated subsidiaries are as follows:

	Year established	Ownership percentage as of December 31,		Millions
				Net assets as of December 31
		2006	2007	2006		2007
Pixelplus Technology Inc. (PTI)	2004	37.5	—	(Won)	(2,296)	—
Pixelplus Asia Co., Limited. (PPA)	2004	100.0	100.0		724	(49)
Pixelplus Semiconductor Inc. (PSI)	2005	100.0	100.0		75	138
Pixelplus Electronics Shenyang Co., Ltd. (PEL)	2007	—	100.0		—	177

Pixelplus Technology Inc. (“PTI”)—PTI was incorporated in Taiwan on March 17, 2004. PTI’s primary business is to manufacture modules purchased from the Controlling Company into CMOS image sensors or distribute the Controlling Company’s products in the form of wafers, chips or modules. The Controlling Company held 37.5% ownership interest in PTI as of December 31, 2005 and 2006. The chief executive officer of PTI, together with his relatives held 33.1% ownership interest in PTI as of December 31, 2005 and 2006. Accordingly, for the period from January 1, 2005 through May 31, 2005, the Company accounted for its investment in PTI under the equity method of accounting as it exercised significant influence over the operations of PTI.

On June 1, 2005, the Controlling Company entered into a new stockholders’ agreement with other stockholders of PTI which granted the Controlling Company the right to elect two out of the total three board of directors of PTI without owning a majority of the voting shares. This stockholders’ agreement effectively granted the Controlling Company with the ability to control and direct management and polices of PTI. In addition, any

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

change to this board composition requires approval by more than 2/3 of the stockholders of PTI. Since the Controlling Company holds more than 1/3 of the outstanding shares of PTI, any change to the board composition arrangement would require its approval. Accordingly, PTI is deemed a consolidated subsidiary of the Controlling Company, effective as of June 1, 2005.

The earnings and loss from operations attributable to the minority interests of PTI, are shown separately in the consolidated balance sheets and consolidated statements of operations. Losses in excess of the minority interest in the equity of PTI are recognized by the Company as the minority interests do not have a binding obligation to fund those losses.

On July 10, 2007, the Controlling Company completed the sale of its entire 37.5% shareholding interest in PTI. The Company received cash consideration of US$1 and recognized gain on sale of interest in PTI in the amount of (Won)421 million. The Controlling Company continues marketing operations in the Taiwanese market through a new branch office in Taiwan opened March 2007.

Pixelplus Asia Co., Limited. (“PPA”)—PPA was incorporated in Hong Kong in September 2004 and is wholly-owned by the Controlling Company. Pixelplus Shanghai Ltd. (“PSL”) is wholly-owned by PPA and serves as the Controlling Company’s sales and marketing headquarters for China, including Hong Kong. PPA and PSL are under liquidation as of December 31, 2007. However, the Controlling Company continues its marketing activities in the Chinese market through a new subsidiary in Shenyang established in October 2007. PPA and PSL transferred all of their fixed assets to PEL in December 2007.

Pixelplus Semiconductor Inc. (“PSI”)—PSI was incorporated in United States in January 2005 and is wholly-owned by the Controlling Company. PSI serves as the Controlling Company’s U.S. headquarters for sales, marketing and research and development.

Pixelplus Electronics Shenyang Co., Ltd. (“PEL”)—PEL was incorporated in China in October 2007 and is wholly-owned by the Controlling Company. PEL serves as the Controlling Company’s marketing and distributing headquarters for China and also provides after-sales services for the products.

(c) Investment in Affiliated Companies using the Equity Method of Accounting

Investment in an affiliate company accounted for using the equity method as of December 31, 2006 was as follows:

	Ownership percentage at December 31, 2006	Millions
		Balance at January 1, 2006		Equity in income		Balance at December 31, 2006
Tesna Inc. (“Tesna”)	13.92%	(Won)	1,065	(Won)	6	(Won)	1,071

Despite only holding a 13.92% ownership interest, the Company accounted for its investment in Tesna under the equity method of accounting as it has the ability to exercise significant influence through a direct participation in Tesna’s board of directors. However, on March 31, 2007, Mr. Euy-Hyeon Baek, an officer and vice president of the Controlling Company, resigned from Tesna’s board of directors. As a result, the Company discontinued the application of the equity method and the investment in Tesna was transferred to other non-marketable investments.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

2. Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses of (Won)17,369 million and (Won)7,856 million in 2006 and 2007 and negative cash flows from operating activities of (Won)2,612 million, (Won)12,757 million and (Won)4,234 million in 2005, 2006 and 2007, respectively. In addition, the Company’s working capital decreased from (Won)12,171 million at December 31, 2006 to (Won)5,004 million at December 31, 2007 and the Company had an accumulated deficit of (Won)32,674 million as of December 31, 2007. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are as follows:

The Company’s highly customized new third generation PO4010 CIF image sensors based on PlusPixel2™ technology is expected to be featured in the mobile camera phones of Samsung Electro-Mechanics Co., Ltd.(“SEMC”) and Pantech Co, Ltd.. In December 2007, the Company started shipment of its PO4010 CIF image sensors to Samsung Techwin Co, Ltd., which will assemble and supply completed modules incorporating these image sensors for use in upcoming mobile camera phones of SEMC. Separately, the Company started shipment of its third generation image sensors to KTF Technologies Inc. through MCNEX Co., Ltd., as well as to certain other module companies. Although there are no firm purchase commitments, sales of the Company’s PO4010 CIF image sensors are projected to steadily increase in 2008; monthly sales during the four-month period ending April 2008 doubled each month with total sales for the period of approximately US$1,100 thousand. Accordingly, management expects to record approximately US$19,000 thousand in sales for fiscal year 2008.

Outside of Korea, the Company started to introduce its new third generation image sensors to the overseas markets. Specifically, in an effort to improve business operations in China, the Company closed its office in Shanghai (PSL) and established a new entity in Shenyang, Pixelplus Electronics Shenyang Co., Ltd, to reduce administration costs. The Company also launched its other new third generation PO6030 VGA image sensors and PS7030 VGA Bayer image sensors and continues to engage in activities with large companies having significant market share in China and Taiwan in an effort to penetrate these markets.

In addition, a prominent game manufacturing company located in China tested and conducted trials of the Company’s PO5030 VGA image sensor which the Company co-developed with Sharp Corporation of Japan. Based on its tests and trials, this Chinese game manufacturing company selected the Company’s co-developed PO5030 to be used in their products.

Currently, the Company is also developing new products in the security and surveillance market, which includes CCTV, toy cameras, and door phone cameras, as well as other related security and surveillance video cameras. The United States National Television Systems Committee (“NTSC”) / Phase Alternation by Line (“PAL”) image sensor is well suited for these cameras. The Company has supplied its NTSC/PAL image sensors to the domestic and Chinese markets since 2004. The Company’s NTSC/PAL is highly integrated, delivers an advanced level of image quality, and operates well under low light conditions. This product also offers a single chip solution that will enable manufacturing of this product to be simple, efficient, and cost-effective.

With NTSC/PAL and new line of third generation products, the Company expects to achieve an increase in revenues starting in the second half of fiscal 2008. Due to a steady increase in demand worldwide, including Korea, China, Europe, and Central and South America, the Company continues to focus on penetrating these markets with its new third generation image sensors.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

Compared to 2006, the Company’s productivity in terms of the number of chips per wafer increased in 2007. Moreover, the Company has considered and implemented various methods to reduce costs by working closely with fabrication foundries. Also, since the beginning of 2007, the Company has restructured its subsidiaries and downsized its employees to control expenses and cut costs. Separately, the Company is contemplating certain alternatives to improve its cash position including sale of tangible assets, borrowing additional funds from banks and issuance of convertible bonds or bonds with warrants amounting to (Won)3,000 million in the third quarter of 2008.

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Significant accounting policies of the Company are summarized below.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Controlling Company, its majority-owned subsidiaries and subsidiary of which the Controlling Company has a controlling financial interest through a contractual agreement without having ownership of a majority of the outstanding voting equity instruments. All significant inter-company transactions and balances are eliminated in consolidation. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting.

(c) Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Significant items subject to such estimates and assumptions include the allowance for uncollectible accounts receivables; useful lives of fixed assets; the valuation of deferred tax assets, fixed assets, inventory and share-based compensation; and reserve for employee benefits, income tax uncertainties, and specific contingencies related to product warranties and litigation. Actual results could differ from those estimates.

(d) Foreign Currency Translation

The Controlling Company and its subsidiaries have determined their respective local currencies to be their functional currency. The assets and liabilities of the subsidiaries whose functional currency are other than the Korean Won are translated to Korean Won at the exchange rates at balance sheet date, and revenues and expense are translated at average exchange rates during the period. Capital accounts that are determined to be of a permanent nature are translated using historical exchange rates.

Foreign currency translation adjustments arising from differences in exchange rates from period to period are reported as foreign currency translation adjustments within accumulated other comprehensive loss of stockholders’ equity. The foreign exchange effect of transactions in currencies other than the functional currency are included as a component of other income (expense) in the consolidated statement of operations.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

(e) Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

(f) Restricted Deposits

Restricted deposits are deposits at various banks, subject to certain withdrawal restrictions for maintaining checking accounts and amounts pledged as collateral for borrowings.

(g) Allowance for Doubtful Accounts

Allowance for doubtful accounts are provided in consideration of the estimated losses that may arise from non-collection of receivables. The estimate of losses is based on a review of the aging accounts, customers’ financial positions and historical collection rates.

Changes in the allowance for doubtful accounts receivable for the years ended December 31, 2005, 2006 and 2007, are as follows:

	Millions
	2005		2006	2007
Balance at beginning of year	(Won)	1,296	1,307	2,108
Provision for (reversal of) allowance for doubtful accounts		11	812	(682)
Write-offs		—	(11)	—

Balance at end of year	(Won)	1,307	2,108	1,426

In 2007, the Company recognized a reversal of allowance for doubtful accounts due to collection of accounts previously charged off.

(h) Inventories

The Company values inventories at the lower of cost or market, determined using the weighted average cost method. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the net realizable value, and the difference is recognized as cost of revenue. Appropriate consideration is given to obsolescence, physical deterioration, changes in price levels and other factors in evaluating net realizable value.

(i) Equity Method Investments

Investments in entities in which the Company can exercise significant influence, but owns less than a majority equity interest are accounted for using the equity method of accounting. The Company’s unrealized profit arising from sales by the Company to equity method investee are eliminated to the extent of the Company’s ownership.

In the event of equity financing by any equity method investees or consolidated subsidiaries, in which the Company does not participate or does not maintain its ownership percentage, a dilution gain or loss results. The Company’s policy is to recognize these gains or losses in its consolidated statement of operations.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

(j) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the declining method over the estimated useful lives of 5 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets, generally 3 years.

Routine maintenance and repairs are charged to expense as incurred. Borrowing costs incurred during the construction period of assets are capitalized as part of the related assets. When property or equipment is retired or otherwise disposed of, the net book value of the asset is removed from the Company’s accounts and any net gain or loss is included in the Company’s results of operations.

(k) Intangible Assets

Intangible assets, which consist of patents and copyrights, are stated at cost less accumulated amortization and impairment losses, if any. Such intangible assets are amortized using the straight-line method over the 5 years of estimated period of benefit.

(l) Goodwill

Goodwill resulting from a business combination is not subject to amortization. As required by FASB Statement No. 142, Goodwill and Other Intangible Assets, the Company tests such goodwill at the reporting unit level for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company recognized (Won)41 million of impairment loss on goodwill related to PTI as operating expense for the year ended December 31, 2005.

(m) Government Grants

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

Depending on the successful development and commercialization of the technology or products, the Company is required to refund up to 30% of grants received during 2000 to 2002 and 20% of those received in 2007. The Company recognizes such refundable government grants received as liabilities. The Company received such refundable grants totaling (Won)1,133 million and (Won)106 million from 2000 to 2002 and in 2007, respectively, and as it has been successful in developing and marketing the technology. Accordingly, the Company is required to refund 30% and 20% of the grants to the government in the amount of (Won)340 million within three years and (Won)21 million within five years, respectively. The Company has made installment payments during 2005, 2006 and 2007 in the amount of (Won)113 million, (Won)113 million and (Won)114 million to the government, respectively, and recorded non-current liabilities amounting to (Won)21 million as of December 31, 2007 as the Company has no plans to refund the amount within the following year.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

(n) Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets, such as property and equipment, and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use and eventual disposition of the asset. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values.

The Company recognized (Won)41 million of impairment loss on goodwill related to PTI as operating expense for the year ended December 31, 2005, as such goodwill was not expected to be recoverable. The Company recognized (Won)156 million and (Won)4 million of impairment loss on entire book value of PTI’s fixed assets and intangible assets as operating expense for the years ended December 31, 2006 and 2007, respectively, as the future cash flows expected to result from the use of PTI’s fixed assets and intangible assets were expected to be negative for their estimated remaining useful lives. The Company also recognized (Won)134 million of impairment loss on its club membership as other expense for the year ended December 31, 2006 as its carrying amount exceeded fair value as of December 31, 2006.

(o) Other Investments and Memberships

Other investments and memberships, which consist of perpetual golf and condominium memberships, are initially recognized at cost. If estimated fair value of investment or memberships is less than its cost, an impairment loss is recognized when the impairment is considered to be other than temporary. If the Company can not reasonably estimate the fair value of the investment or membership, the Company evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment or membership in order to determine whether an impairment has occurred.

(p) Accrued Severance Benefits

In accordance with the Korean Law on Guarantee of Employees’ Severance and Retirement Benefits, employees terminating their employment with at least one year of service are entitled to severance benefits. Employees are entitled to receive severance benefits annually or upon termination of employment based on their length of service and rate of pay during the year or at the time of termination. Accrued severance benefits are estimated assuming eligible employees were to terminate their employment at the balance sheet date. Annual accrued benefits are expensed. The Company pays accrued severance benefits to certain employees annually, except amounts payable to certain executives that are accrued as a liability, payable upon departure or termination.

(q) Share-Based Payments

The Company’s employees participate in a share-based compensation plan, which is more fully described in note 20. Prior to January 1, 2006, the Company measured compensation cost for employee stock-options at fair value under the recognition and measurement provisions of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). As permitted by SFAS 123, the Company elected to (1) expense the fair value of its employee stock options and (2) recognize forfeitures in the period when such forfeitures occur.

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS 123R”). The Company has elected the modified prospective transition method for adopting SFAS 123R.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

Compensation cost recognized for the year ended December 31, 2006 includes (1) compensation for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (2) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

Share-based compensation expense is recognized ratably over the vesting period. As share-based compensation expense recognized in the 2006 and 2007 statements of operations are based on awards that are ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The adoption of SFAS 123(R) resulted in a cumulative effect of a change in accounting principle consisting of a benefit of (Won)132 million for the year ended December 31, 2006, which reflects the cumulative impact of estimating future forfeitures related to non-vested stock-options previously expensed in the statement of operations under SFAS 123, rather than recording forfeitures when they occur as previously permitted.

The fair value of each option at grant date is estimated using the Black-Scholes option-pricing model.

(r) Revenue Recognition

The Company recognizes revenues only when: persuasive evidence of a sales arrangement exists; the price is fixed or determinable; title and risk of loss are transferred to the customer; collection of resulting receivables is considered reasonably assured; product returns are reasonably estimable; there are no additional customer acceptance requirements; and there are no other remaining significant obligations. The Company provides for future returns based on historical experience at the time revenue is recognized.

For products sold in the Korean market to its customers without agreements that allow for returns or credits, revenue is recognized upon shipment of products to the customer.

For products sold outside of Korea, title and risk of loss generally transfers to customers upon shipment, and at that point, there are no further customer acceptance requirements or rights of return. Accordingly, revenue is recognized upon product shipment. However, in the case of goods shipped Delivered Duty Unpaid (“DDU”), the significant risks and rewards of ownership are transferred to the buyer when the goods are delivered to the port of the buyer and revenue is recognized upon delivery, provided that the other conditions for revenue recognition have been met.

The Company recognizes service revenue from CMOS image sensor design services, sharing of engineering know-how, and testing services. The Company recognizes service revenue only upon completion of and acceptance by the customers, mainly Dongbu Hitek Co., Ltd. (“Dongbu Hitek”), of the service performed. Service revenue from Dongbu Hitek is based on a percentage of its sales revenue and negotiated at the beginning of each quarterly period. The Company’s agreement to provide these services to Dongbu Hitek, which was entered into on September 17, 2004, has a one-year term to be automatically renewed annually unless either party delivers a 30-day prior notice electing not to renew the agreement. Service revenue from other customers is based on a fixed fee, which is agreed upon prior to initiation of the engineering assistance.

The Company provides a basic limited warranty for defective products that is normally valid for 12 months from the date of purchase. Since products are sold to customers after extensive product testing, the Company has

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

not experienced any significant costs to service its products sold under warranty in Korea. For products sold outside of Korea, revenue is recognized at the point of shipment (or upon delivery as noted above), and at that date, the Company accrues a liability for the estimated costs that may be incurred under the limited warranty provided to its customers. Warranty costs accrued include the costs to replace the defective product. Total warranty costs incurred to date have not been significant.

(s) Research and Development

Research and development costs are expensed as incurred and include employee salaries, benefits, contractor fees, utilities, and administrative expenses.

(t) Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the changes in the balance of deferred tax assets and liabilities. Benefits from tax credits are reflected in earnings.

(u) Loss Per Share

Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding, increased by common share equivalents. Common share equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options.

However, potential common shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(v) Recently Issued Accounting Standards

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157, but does not expect the adoption of SFAS 157 to have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“Statement 159”). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company does not believe the adoption of SFAS 159 will have a material impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (“Statement 141R”) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51 (“Statement 160”). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 but does not expect the adoption to have a material impact on its financial position, results of operations or cash flows.

(w) Recently Adopted Accounting Standards

Effective January 1, 2007, the Company adopted provisions of the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of SFAS 109 (“FIN 48”). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. The adoption of FIN 48 had no impact on the Company’s financial position, results of operations or cash flows.

4. Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 935.8 Korean Won to one US dollar, which is the noon buying exchange rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2007. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2006 and 2007 are as follows:

	Millions
	2006		2007
Petty cash	(Won)	8	8
Cash held at bank		2,536	620
Time deposits		9,680	—

	(Won)	12,224	628

As of December 31, 2006 and 2007, (Won)1,980 million and (Won)595 million, respectively, of cash and cash equivalents were denominated in various foreign currencies, mostly in United States dollar in 2006 and Chinese renminbi in 2007.

6. Restricted Deposits

Restricted deposits as of December 31, 2006 and 2007 are as follows:

	Millions
	2006		2007
Short-term deposits(*1)	(Won)	943	6,000
Restricted bank deposits		2	2

	(Won)	945	6,002

(*1)	Short-term deposits are interest bearing with interest ranging from 5.4% to 5.5% and are managed by financial institutions which are held for short-term cash management purpose or will mature within one year, including time deposits, installment savings deposits.

The Company’s restricted deposits amounting to (Won)5,000 million are pledged as collateral for the repayment of the Korean won denominated loans from Industrial Bank of Korea amounting to (Won)5,400 million as of December 31, 2007. The restriction will apply until the Company makes full repayment.

The remaining restricted deposits amounting to (Won)1,000 million are pledged to financial institutions related to the US dollar denominated letters of credit arrangement and the restriction will apply until the letters of credit expire.

7. Inventories

Inventories as of December 31, 2006 and 2007 are summarized as follows:

	Millions
	2006		2007
Finished goods	(Won)	1,164	769
Work-in-process		880	303
Raw materials		2,942	352

	(Won)	4,986	1,424

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

8. Other Current Assets

Other current assets as of December 31, 2006 and 2007 are summarized as follows:

	Millions
	2006		2007
Other accounts receivable	(Won)	967	1,070
Prepaid expenses		532	258
Advance payments		432	419
Short-term financial instruments		153	—
Accrued interest income		33	127
Miscellaneous		87	35

	(Won)	2,204	1,909

9. Changes in Proportionate Interest in Subsidiary and Affiliate

In February and May 2005, PTI and Tesna, respectively, issued additional common shares but the Company did not participate in the issuances. After the issuance of shares by PTI and Tesna, the Company’s ownership interests in PTI and Tesna decreased from 42.9% to 31.9% and 20.0% to 13.9%, respectively. As a result, the Company recorded dilution gains of (Won)74 million and (Won)337 million relating to additional shares issued by PTI and Tesna, respectively.

In addition, PTI issued additional common shares in June 2005. The Company participated in the issuance resulting in an increase in the Company’s ownership interest from 31.9% to 37.5% which was sold in July 2007 (note 1).

10. Property and Equipment

Property and equipment and related accumulated depreciation and amortization as of December 31, 2006 and 2007 are summarized as follows:

	Millions
	2006		2007
Machinery	(Won)	705	756
Vehicles		149	113
Tools and equipment		255	81
Furniture		1,054	927
Construction in-progress(*1)		585	3,083
Software		1,139	1,232
Leasehold improvements		398	163

		4,285	6,355
Less: accumulated depreciation and amortization		(2,121)	(2,325)
Less: government grants, net		(15)	(10)

	(Won)	2,149	4,020

Depreciation expense totaled (Won)474 million, (Won)618 million and (Won)721 million for the years ended December 31, 2005, 2006 and 2007, respectively. In addition, the Company recognized loss on disposal of

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

property and equipment in the amount of nil, (Won)1 and (Won)244 million within selling, general and administrative expense for the years ended December 31, 2005, 2006 and 2007, respectively.

(*1) The Company is a member of Pankyo Silicon Park Development Consortium (the “Association”). The Association, composed of 34 member corporations including the Company, entered into a contract on September 20, 2006 with Gyeonggi Innovation Corporation to construct a building within Pankyo’s land development district. The Company paid (Won)20 million, (Won)565 million and (Won)2,498 million in 2004, 2006 and 2007, respectively, as an investment in the Association. The amount of (Won)2,498 million in 2007 consisted of (Won)2,333 million for the construction of office space, (Won)49 million for designing costs and (Won)116 million for the costs of capitalization of interest. The Company is to make additional installment payments of (Won)2,333 million in 2008 for the construction of office space. The Company borrowed funds from Industrial Bank of Korea amounting to (Won)1,166 million in March 2008 and is planning to borrow additional funds amounting to (Won)1,167 million in August 2008 to make the installment payments. The land is pledged as collateral for the borrowings.

11. Other Non-Current Assets

Other non-current assets as of December 31, 2006 and 2007 are summarized as follows:

	Millions
	2006		2007
Guarantee deposits	(Won)	1,050	362
Intangible assets(*1)		28	92
Others		78	73

	(Won)	1,156	527

(*1)	Changes in the intangible assets for the years ended December 31, 2006 and 2007 are as follows:

	Millions
	2006		2007
Balance at beginning of year	(Won)	277	28
Acquisition		12	81
Amortization		(179)	(17)
Other		(82)	—

Balance at end of year	(Won)	28	92

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

12. Short-Term Borrowings

Short-term borrowings as of December 31, 2006 and 2007 are summarized as follows:

	Millions
	2006		2007
Loans, principally from banks: Won denominated loans with weighed-average interest rate of 5.4% and 7.3% in 2006 and 2007, respectively(*1)	(Won)	6,000	5,400
US$ and NT$ denominated loans with weighted-average interest rate of 5.5% in 2006		632	—
Cash overdraft with weighted-average interest rate of 7.0% and 9.8% in 2006 and 2007, respectively		800	50
Current portion of long-term borrowings (note 15)		291	167

	(Won)	7,723	5,617

(*1)	Maturity is June 27, 2008 and the loans can be prepaid at any time before maturity without penalty.

The Company has entered into various Korean won denominated borrowing arrangements with certain Korean domestic banks, with an aggregate maximum facility of (Won)1,500 million and a collateralized borrowing facility of (Won)7,000 million, of which (Won)217 million and (Won)5,400, respectively, were outstanding at December 31, 2007.

In addition, the Company had letters of credit agreements for borrowings up to US$2,500 thousand as of December 31, 2007. These letters of credit were opened to purchase raw materials from United Microelectronics Corporation, the Company’s primary wafer manufacturer. The letter of credits will expire in June 2008.

13. Other Accounts Payable

Other accounts payable as of December 31, 2006 and 2007 are summarized as follows:

	Millions
	2006		2007
R&D related expense payable	(Won)	530	257
Accounts payable—Tesna		220	1
Refundable government grants (note 3)		114	—
Others		442	567

	(Won)	1,306	825

14. Other Current Liabilities

Other current liabilities as of December 31, 2006 and 2007 are summarized as follows:

	Millions
	2006		2007
Accrued expenses	(Won)	452	129
Advance payments from customers		270	4
Provision for warranty		41	43
Miscellaneous		64	45

	(Won)	827	221

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

15. Long-Term Borrowings

Unsecured long-term borrowings as of December 31, 2006 and 2007 are summarized as follows:

			Millions
Bank	Annual interest rate (%)	Maturity	2006		2007
Long-term borrowings:
Korean won currency:
Hana Bank(*1)	4.3 ~ 4.7	2008	(Won)	333	167
Korea Exchange Bank	3.5	2007		125	—

				458	167
Current portion				(291)	(167)

			(Won)	167	—

(*1)	Annual interest rate was 4.7% as of December 31, 2007.

16. Other Non-Current Liabilities

Other non-current liabilities as of December 31, 2006 and 2007 are summarized as follows:

	Millions
	2006		2007
Refundable government grants (note 3)	(Won)	—	21
Severance benefits (note 19)		468	401

	(Won)	468	422

17. Lease Transactions

The Company is obligated under several non-cancelable operating leases for its office premises, dormitory and vehicles. Rental expense incurred under these operating leases was approximately (Won)302 million, (Won)495 million and (Won)487 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Future minimum operating lease payments with initial terms of one or more years as of December 31, 2007 are as follows:

	Millions
2008	(Won)	283
2009		182
2010		56
2011 and afterwards		—

Total	(Won)	521

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

18. Interest Cost

The Company capitalizes a portion of interest cost as a component of the cost of construction in progress. The following is a summary of interest cost incurred during 2005, 2006 and 2007:

	Millions
	2005		2006	2007
Total interest cost incurred	(Won)	592	368	236
Less interest cost capitalized		—	—	(116)

Interest cost charged to loss	(Won)	592	368	120

19. Severance Benefits

Changes in the accrued liability for severance benefits for the years ended December 31, 2006 and 2007 are summarized as follows:

	Millions
	2006		2007
Accrual at beginning of period	(Won)	187	468
Provision for the year		563	317
Payments		(282)	(371)
Other		—	(13)

Net balance at the end of period	(Won)	468	401

20. Share-Based Payments

As of December 31, 2007, the Company has one share-based compensation plan in which stock options are granted to the Company’s directors and employees who have contributed to the Company’s establishment, management or innovation in technology, or who are expected to make such contribution. Stock options are only granted if approved by a special resolution at the Company’s stockholders meeting. Additionally, the total number of shares into which the options are exercisable may not exceed 50% of the total number of the Company’s then issued and outstanding shares. The minimum option exercise price is determined by the greater of (a) the valuation price of shares calculated pursuant to the method under Article 54 of the Enforcement Decree of the Inheritance Tax and Gift Tax Act in Korea at the date of grant of such stock options or (b) the par value of the shares.

Stock options granted before December 31, 2006 vest over a two year period, with two years of continued employment and must be exercised within three years from the vesting date. Stock options granted in 2007 vest over a four year period, with one third vesting after two years of continued employment, one third vesting after three years of continued employment, and the remaining one third vesting after four years from the grant date. Options that are not exercised within one year from the vesting date will be forfeited.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

The number of stock options granted was as follows:

Grant date	Number of granted options	Exercise price
March 14, 2003	520,800	(Won)	500
April 25, 2003	252,391		500
August 17, 2004	36,000		1,800
December 10, 2004	147,000		2,000
March 25, 2005	40,000		6,500
August 26, 2005	184,400		6,500
November 25, 2005	16,000		6,500
March 31, 2006	45,000		18,500
December 27, 2006	60,000		6,500
March 30, 2007	253,508		3,400
June 29, 2007	110,000		2,000

The number of stock options, weighted-average exercise prices and fair value of options for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Number of stock options	Weighted-average exercise price per share		Weighted-average fair value at grant date per share
Stock options outstanding as of January 1, 2005	956,191	(Won)	780	1,547
Granted	240,400		6,500	17,605
Forfeited	(3,000)		2,000	3,200

Stock options outstanding as of December 31, 2005	1,193,591		1,929	4,777
Granted	105,000		11,643	5,263
Forfeited	(28,500)		6,026	18,679
Exercised	(369,739)		542	1,207

Stock options outstanding as of December 31, 2006	900,352		3,501	5,859
Granted	363,508		2,976	1,087
Forfeited	(324,281)		5,791	7,595
Exercised	(240,001)		794	1,586

Stock options outstanding as of December 31, 2007	699,578	(Won)	3,096	4,041

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

A summary of changes as of December 31, 2006 and 2007 and during the years then ended is as follows:

Options	Shares	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2006	1,193,591	(Won)	1,929
Granted	105,000		11,643
Exercised	(369,739)		(542)
Forfeited	(28,500)		6,026

Outstanding at January 1, 2007	900,352		3,501	2.5	2,123
Granted	363,508		2,976
Exercised	(240,001)		794
Forfeited	(324,281)		5,791

Outstanding at December 31, 2007	699,578	(Won)	3,501	2.6	661

Vested and exercisable at December 31, 2007	364,984	(Won)	2,333	1.1	1,460

The total intrinsic value and cash received from options exercised during the years ended December 31, 2006 and 2007 were (Won)246 million and (Won)200 million, and (Won)190 million and (Won)191 million, respectively.

The Company’s non-vested stock options as of December 31, 2007 and changes during the year ended December 31, 2007 is as follows:

Non-vested stock options	Number of Stock options	Weighted average grant-date fair value
Non-vested at January 1, 2007	319,900	(Won)	13,323
Granted	363,508		1,087
Vested	(101,200)		18,781
Forfeited	(247,614)		9,053

Non-vested at December 31, 2007	334,594		1,539

The total fair value of stock options vested during the years ended December 31, 2006 and 2007 was (Won)530 million and (Won)1,901 million, respectively.

The stock options outstanding as of December 31, 2007 are as follows:

Exercise price	Number of stock options	Weighted-average remaining contractual life
(Won) 500	222,452	0.2
1,800	—	—
2,000	121,332	3.6
3,400	219,594	4.2
6,500	121,200	2.9
18,500	15,000	3.2

Total	699,578	2.6

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

The Company uses the Black-Scholes model to determine the fair value of equity-based awards at the date of grant. The risk free interest rate is based on the U.S. federal government zero-coupon bonds for three years, the expected life of the options. Expected volatilities are based on comparable publicly-traded companies’ volatilities for options granted prior to the completion of IPO and the Company’s stock price for options granted after the completion of IPO which was comparable with volatilities of the comparable publicly-traded companies over the expected life of the options granted. The expected life of options granted is estimated based on historical exercise patterns, which the Company believes are representative of future behavior. The Company estimates the forfeiture rate based on historical experience of its stock option awards that are granted, exercised and cancelled. If the actual forfeiture rate is materially different from the Company’s estimate, the share-based compensation expense could be significantly different from what the Company has recorded in the current period. The weighted average assumptions used to determine the fair value of the stock-options granted for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005		2006	2007
Expected dividend yield		—	—	—
Risk free interest rate		3.6%	4.8%	4.6%
Expected volatility		65%	83%	96%
Expected life (in years)		3 years	3 years	3 years
Weighted average fair value of common stock	(Won)	22,622	11,204	2,005

For the years ended December 31, 2005, 2006 and 2007, the Company recognized share-based compensation expense in the amount of (Won)1,099 million, (Won)2,141 million and (Won)514 million respectively.

As of December 31, 2007, total unrecognized compensation cost related to non-vested stock options granted by the Company amounted to (Won)159 million. That cost is expected to be recognized as follows:

Year	Millions
2008	(Won)	128
2009		28
2010		2
2011		1

	(Won)	159

In addition, on February 29, 2008, the Company granted additional stock options to purchase 35,000 common shares at an exercise price of (Won)1,900.

New shares are issued when stock options are exercised.

21. Related Party Transactions

The Company’s chief executive officer provided guarantees totaling US$2,000 thousand relating to the Company’s letters of credit agreements for borrowings from Shinhan Bank.

On January 20, 2006 and July 25, 2006, upon approval of the Compensation Committee, the Company paid (Won)940 million and (Won)620 million, respectively, as a special bonus to its senior management.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

22. Income Taxes

The Company’s income tax expense is composed of domestic and foreign income taxes depending on the relevant tax jurisdiction. For the Company, “domestic” refers to income before taxes, current income taxes and deferred income taxes generated or incurred in Korea, in which the Controlling Company resides.

The components of income before income taxes and income tax expense for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Millions
	2005		2006	2007
Income (loss) before income taxes:
Domestic	(Won)	889	(13,868)	(5,289)
Foreign		(747)	(4,456)	(2,567)

	(Won)	142	(18,324)	(7,856)

Current income taxes:
Domestic	(Won)	—	—	—
Foreign		—	—	—

	(Won)	—	—	—

Deferred income taxes:
Domestic	(Won)	—	—	—
Foreign		—	—	—

	(Won)	—	—	—

Total income tax expense	(Won)	—	—	—

In June 2006, the FASB issued FIN 48, which, among other things, requires applying a “more likely than not” threshold to the recognition and derecognizing of tax positions. Effective January 1, 2007, the Company adopted the provisions of FIN 48. As of the date of the adoption of FIN 48, the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations. No interest or penalties have been accrued at the date of adoption. According to the Korean Basic Law for National Taxes, there is no statute of limitations in case of underpayment and the tax payer and the withholding agent can file again to revise previous filing of a tax return based upon their calculation before they receive notice from the tax authority if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is three years under special circumstances including overpayment of taxes. Although not required by the regulations, in general companies in Korea are examined by the taxing authorities every five years. The Company has not been subject to an audit by tax authorities since inception in 2000.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

A summary of the deferred tax assets and liabilities at December 31, 2006 and 2007 are as follows:

	Millions
	2006		2007
Deferred tax assets
Accounts receivable	(Won)	544	191
Inventories		2,104	600
Intangible assets		157	223
Tax credit carryforwards		1,238	1,532
Tax loss carryforwards		1,561	6,955
Equity method investments in subsidiaries		—	423

Others		127	167

Total gross deferred tax assets		5,731	10,091
Less: valuation allowance		(5,403)	(9,905)

Net deferred tax assets		328	186

Deferred tax liabilities
Equity method investments		(67)	—
Other investments		—	(134)
Others		(261)	(52)

Total gross deferred tax liabilities		(328)	(186)

Net deferred tax assets	(Won)	—	—

A valuation allowance on deferred income tax assets is recognized when it is more likely than not that the deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook. As noted in note 2, the Company’s performance raises substantial doubt about the Company’s ability to continue as a going concern. Based upon analysis of these factors, the Company has determined that it is more likely than not that it will not be able to realize its net deferred tax assets in all jurisdictions in which it operates. Accordingly, the Company has recorded a valuation allowance of (Won)5,403 million and (Won)9,905 million, on its consolidated net deferred tax assets at December 31, 2006 and 2007, respectively.

At December 31, 2007, the Company had approximately (Won)25,686 million and (Won)1,532 million of tax loss and tax credits carryforwards, respectively, available to offset future taxable income and income taxes. Tax loss and credit carryforwards expire in varying amounts starting from 2009 to 2012 as follows:

	Millions
Year	Tax loss carryforwards		Tax credit carryforwards
2008	(Won)	—	—
2009		—	4
2010		—	348
2011		8,606	886
2012		17,080	294

	(Won)	25,686	1,532

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follow:

	Millions
	2005		2006	2007
Income (loss) from continuing operations for the year ended December 31	(Won)	142	(18,324)	(7,856)
Statutory tax rates		27.5%	27.5%	27.5%

Tax expense (benefit) at Korean statutory tax rate		39	(5,039)	(2,160)
Tax exemption(*1)		(20)	2,520	1,080
Differences in statutory tax rate in subsidiaries		(52)	(421)	196
Permanent difference(*2)		64	591	223
Tax credit		(340)	(885)	(294)
Deferred tax assets of subsidiary disposed		—	—	(1,099)
Change in statutory tax rate due to expected termination of tax exemption		—	—	(3,547)
Increase in valuation allowance		309	3,234	5,601

Total income tax expense	(Won)	—	—	—

(*1)	The statutory income tax rate in Korea, including tax surcharges, was approximately 27.5% in 2005, 2006 and 2007. However, the Company was entitled to a reduced tax rate at 50% of the statutory tax rate pursuant to the Special Tax Treatment Control Law of Korea, applicable to certain designated venture companies until 2008. As such, deferred income taxes as of December 31, 2005, 2006 and 2007 were calculated based on the rate of 13.75%.
(*2)	A summary of the permanent differences at December 31, 2005, 2006 and 2007 are as follows:

	Millions
	2005		2006	2007
Stock compensation expense	(Won)	151	276	71
Taxes and dues		11	—	74
Gain on sale of interest in subsidiary		—	—	61
Others		(98)	315	17

	(Won)	64	591	223

There was no income tax expense charged to or credited from other comprehensive income, gain (loss) from equity method investments and dilution gain from equity method investment and the consolidated subsidiary for the years ended December 31, 2005, 2006 and 2007.

23. Segment and Geographic Information

The Company operates in one business segment; the design, manufacture and distribution of semiconductor image sensor devices.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

The following is a summary of revenue by geographic region based on the location of the customers for the years ended December 31, 2005, 2006 and 2007:

	Millions
	2005		2006	2007
Republic of Korea	(Won)	10,762	7,199	5,229
People’s Republic of China		25,655	12,157	7,413
Other Asian countries		4,863	5,123	4,370
United States of America		184	7,517	438
Others		120	—	140

	(Won)	41,584	31,996	17,590

The Company’s long-lived assets by geographic region for the years ended December 31, 2006 and 2007 are as follows:

	Millions
	2006		2007
Republic of Korea	(Won)	2,082	4,076
People’s Republic of China		67	22
United States of America		28	14

	(Won)	2,177	4,112

The Company’s revenue from significant customers for the years ended December 31, 2005, 2006 and 2007 as a percentage of total revenue were as follows:

	Percentage
	2005	2006	2007
Dongbu Hitek Co., Ltd. (formerly Dongbu Electronics Co,. Ltd.)	7%	16%	23%
Seiko Precision Inc.	2%	11%	20%
E-Welly (Hong Kong) Company Ltd.	—	—	14%
Eternal Shine Trading Ltd.	—	—	7%
Shenzhen Shenghe Technology Ltd.	12%	5%	5%
Cresyn Co,. Ltd.	9%	15%	2%
Logitech Technology Co., Ltd.	—	23%	2%
YEL Electronics Ltd.	16%	9%	—
Ningbo Bird Sagem Co., Ltd.	20%	—	—

The following is a summary of revenue by product for the years ended December 31, 2005, 2006 and 2007:

	Millions
	2005		2006	2007
Module	(Won)	20,548	2,792	26
Wafer and chip		17,540	23,723	12,434
Services		2,906	5,171	4,520
Others		590	310	610

	(Won)	41,584	31,996	17,590

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

24. Convertible Redeemable Preferred Shares

On March 17, 2003, the Company issued 1,441,600 shares of the Series A convertible redeemable preferred shares (“Series A preferred”) at (Won)3,421 per share for total cash proceeds of (Won)4,919 million, net of issuance costs. On December 20, 2005, the Company issued additional 1,201,333 common shares due to exercise of the conversion rights on the Series A preferred shares.

On December 20, 2005, 1,441,600 Series A convertible redeemable preferred shares were converted into 1,201,333 common shares. In addition, on January 25, 2006, pursuant to the Underwriting Agreement dated December 20, 2005, certain existing stockholders sold 675,000 ADSs as a result of underwriters’ exercise of their over-allotment option.

The Series A preferred are redeemable for an amount in excess of their issuance price. As a result, the difference between the redemption value and the issuance price of the Series A preferred shares increases the carrying value of the Series A preferred shares and is charged to paid in capital and accumulated deficit. The Company recorded full redemption accretion for Series A preferred until the date of conversion.

The Series A preferred shares outstanding for the year ended December 31, 2005 was as follows:

	Series A Preferred
	Shares	Millions
January 1, 2005	1,441,600	(Won)	6,776
Accretion of redemption	—		1,927
Translation adjustment	—		(179)
Conversion of Series A Preferred to Common shares	(1,441,600)		(8,524)

December 31, 2005	—	(Won)	—

25. Commitments and Contingencies

(a) Purchase Agreement

In 2004, the Company entered into a purchase commitment with Dongbu Hitek, its primary wafer manufacturer, such that it will be required to make penalty payments, based on a percentage of the order and the timing of the notification of the shortfall, if it does not meet certain purchase quantities previously forecasted. The Company has not been required to make any penalty payments under this agreement since inception. No purchase commitment liability is recorded at December 31, 2007 based on historical experience and anticipated purchases in the first three months of 2008. Meanwhile, the Company purchased approximately 95% and 69% of its raw materials from Dongbu Hitek in 2006 and 2007.

In October 2007, based on the Company’s design and development of new products based on PlusPixel™ technology, the Company changed its primary wafer manufacturer from Dongbu Hitek to United Microelectronics Corporation (“UMC”) for new products. Similar to the agreement with Dongbu Hitek, the Company is required to make penalty payments, based on a percentage of the order and the timing of the notification of the shortfall, if it does not meet certain purchase quantities previously forecasted. The Company has not been required to make any penalty payments under this agreement in 2007 and determined that no purchase commitment liability is required at December 31, 2007 based on anticipated purchases in the first three months of 2008.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

(b) License Agreement

The Company entered into a non-cancelable license agreement with Synopsys International Limited related to licensed software products and related maintenance and upgrade for 3 years from July 26, 2006.

Future license fees which the Company is expected to pay as of December 31, 2007 are as follows:

	Millions
2008	(Won)	156
2009		156

Total	(Won)	312

(c) Patent Infringement Lawsuits

In April 2006, MagnaChip Semiconductor, Ltd. (“MagnaChip”) filed a lawsuit against the Company with the Seoul Central District Court (“Seoul Court”), alleging that the Company infringed four of its patents seeking damages of approximately (Won)12,000 million. In October 2006, MagnaChip withdrew its claims on the photo diode patent and sensor patent from its complaint in the Seoul Court and, in February 2007, the Seoul Court ruled in favor of the Company regarding the color filter patent and contact hole process patent. In March 2007, MagnaChip filed an appeal on the color filter patent and contact hole process patent in the Seoul High Court. In November 2007, MagnaChip completely withdrew its claims on the contact hole process patent by oral argument based on its most recent brief at the Seoul High Court and, in March 2008, the Seoul High Court upheld the ruling of the Seoul Court in favor of the Company related to the color filter patent.

Regarding the patent cancellation and invalidation proceedings on these four patents at the Intellectual Property Tribunal (“IPT”) of the Korea Intellectual Property Office (“KIPO”) and the Patent Court, in September 2006, the IPT of KIPO granted the Company’s cancellation and invalidation action on the photo diode patent and sensor patent. In November 2006, MagnaChip filed an appeal on item 12 of the sensor patent with the Patent Court. In July 2007, the IPT of KIPO ruled in favor of the Company on the non-infringement of item 12 of the sensor patent and, in August 2007, the Patent Court also ruled in favor of the Company regarding the cancellation and invalidation of item 12 of the sensor patent. In December 2006, the IPT of KIPO granted the Company’s cancellation and invalidation action on the contact hole process patent, but did not grant the Company’s cancellation and invalidation action for the color filter patent.

In January 2007, MagnaChip filed an appeal on the contact hole process patent and the Company filed an appeal on the color filter patent with the Patent Court. In October 2007, the Patent Court overturned the decision by the IPT of KIPO and granted the cancellation and invalidation of the contact hole process patent. The Company and MagnaChip both withdrew from and terminated the cancellation and invalidation proceedings on the color filter patent on May 14, 2008, as requested by the Patent Court.

In addition to the above lawsuit, in November 2006, MagnaChip filed three additional patent infringement claims with the Seoul Court seeking damages of approximately (Won)150 million. The Seoul Court conducted the hearing date on these three process patents on May 30, 2008, and ruled in favor of the Company on all three patents on June 20, 2008.

Regarding the patent cancellation and invalidation proceedings on these three new process patents at the IPT of KIPO and the Patent Court, in April 2008, the Company obtained a favorable ruling from the IPT of KIPO on

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

the cancellation and invalidation on two of the disputed process patents claimed by MagnaChip. The IPT of KIPO has not announced a hearing date for the one remaining process patent as of December 31, 2007.

The Company has not recognized any provision related to the above claims as the Company estimates the risk of loss from these outstanding claims to be less than probable based on the recent court proceedings in the Seoul Court and Seoul High Court.

(d) Class Action Lawsuit

On April 25, 2006, Pixelplus announced that the Company and certain of its officers and directors were named as defendants in a purported shareholder class action lawsuit alleging violations of U.S. federal securities laws. The plaintiffs’ allegations concerned the Company’s correction of revenue for the fourth quarter of 2005 and fiscal year 2005 and the decision to consolidate the results of PTI. Plaintiffs alleged that the defendants made false and misleading statements about these issues in the documents concerning the Company’s public offering of depositary shares and in other public statements thereafter and sought unspecified damages.

West End Capital Management, appointed as the lead plaintiff, filed a consolidated amended complaint against the underwriter and the directors and officers of the Company in June 2006, and the Company filed a motion to dismiss in August 2007. In October 2007, the lead plaintiff submitted information refuting the motion to dismiss, and the Company submitted supplemental information supporting the motion to dismiss. In December 2007, the Company proposed a US$1,000 thousand settlement to the lead plaintiff on behalf of all the defendants, but the lead plaintiff suggested a US$1,000 thousand settlement with a condition of excluding the underwriter from the settlement terms. The Company accepted the plaintiff’s settlement terms, and expects to make a settlement payment of US$1,000 thousand during the second quarter of 2008. On April 15, 2008, the Company announced that it reached a tentative settlement to resolve the consolidated shareholder class action lawsuit against the Company and certain current and former directors and officers in the United States District Court for the Southern District of New York filed in April 2006. Accordingly, the Company recorded a current liability of (Won)936 million (US$1,000 thousand) considering that the settlement payment is highly probable and the amount can be reliably estimated.

Excluding the underwriter from the settlement terms, the Company filed for injunction at the United States District Court for the Southern District of New York to protect itself from potential legal claims by the underwriter. On May 20, 2008, the underwriter submitted its objections to the Company’s tentative settlement to the court, which in response the Company submitted its reply to the objections to the court on June 20, 2008.

The settlement payment will be covered by the Company’s directors and officers liability insurance by Samsung Fire and Marine Insurance with a coverage of (Won)1,000 million and deductible of US$250 thousand. However, as the total cost of defending the case, including damage claims and related legal expenses exceeds (Won)1,250 million, the Company is exempt from the deductible provisions. The Company filed an insurance claim with regards to the class action lawsuit for the amount of US$697 thousand net of US$250 thousand deductible in December 2007. On February 21, 2008, the Company received a notice from the insurance company stating that the insurance claim is valid under the terms and conditions of the insurance policy and that full coverage of (Won)1,000 million will be reimbursed considering the fact that the total cost of defending the class action lawsuit significantly exceeds the liability limit. Accordingly, the Company recorded other account receivable of (Won)936 million (US$1,000 thousand), equivalent to the above mentioned current liability for the provision of class action lawsuit.

The terms of the settlement are subject to preliminary and final Court approval and notice to class members. The Company expects the Court to issue an order granting preliminary approval of the settlement in due course.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

Apart from the class action lawsuit, certain shareholders filed a separate claim against the directors and officers of the Company, the underwriter, and the auditors for damage claim of US$350 thousand in the Supreme Court for the State of New York. The Company reached a complete and effective settlement for the amount of US$85 thousand in November 2007 which has been paid as of December 31, 2007.

(e) Guarantees Received

As of December 31, 2007, Korea Technology Credit Guarantee Fund and Seoul Guarantee Insurance Company provide guarantees for the Company’s long-term borrowings and rent in the amount of (Won)167 million and (Won)10 million, respectively. In return for these guarantees, the Company paid a service fee of approximately 1.0%, 1.3% and 1.2% in 2005, 2006 and 2007 of its guaranteed amounts, respectively.

(f) Others

In addition to the normal statutory severance benefits (see note 3), executives may be entitled to special severance allowances upon their voluntary or involuntary termination of employment solely at the discretion of the Compensation Committee. However, special severance allowance, if any, cannot exceed (i) the annual salary for the chief executive officer, (ii) nine-month salary for executives and senior vice presidents, and (iii) six-month salary for vice presidents and technical directors. No such special severance allowance has been granted by the Compensation Committee as of December 31, 2007. The Company, in the past, has not granted such special severance allowance and does not have any plans to grant such special severance allowances to its executives.

26. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share attributable to common stockholders for the years ended December 31, 2005, 2006 and 2007:

	Millions (except per share data)
	2005		2006	2007
Net loss attributable to common stockholders	(Won)	(948)	(17,369)	(7,856)
Weighted average outstanding shares		2,664,862	6,254,054	6,545,911

Loss per share-basic and diluted	(Won)	(356)	(2,777)	(1,200)

As the Company incurred a loss in all periods, stock options were excluded from the computation of diluted loss per share as they had an anti-dilutive effect.

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

Weighted average outstanding shares for the years ended December 31, 2005, 2006 and 2007 are calculated as follows:

Year	Period	Issued common shares		Number of days	Weighted number
2005	1.1 ~ 12.31	2,604,000		365	950,460,000
	12.21 ~ 12.31	1,201,333	(*1)	11	13,214,663
	12.28 ~ 12.31	2,250,000	(*2)	4	9,000,000

					972,674,663
					÷365

	Weighted average outstanding shares				2,664,862

2006	1.1 ~ 12.31	6,055,333		365	2,210,196,545
	1.17 ~ 12.31	108,139	(*3)	349	37,740,511
	8.21 ~ 12.31	261,600	(*3)	133	34,792,800

					2,282,729,856
					÷365

	Weighted average outstanding shares				6,254,054

2007	1.1 ~ 12.31	6,425,072		365	2,345,151,280
	1.22 ~ 12.31	47,001	(*3)	343	16,121,343
	8.8 ~ 12.31	193,000	(*3)	145	27,985,000

					2,389,257,623
					÷365

	Weighted average outstanding shares				6,545,911

(*1)	Conversion of preferred stock
(*2)	Issuance of common stock
(*3)	Exercise of stock options

Potential securities available for conversion into common shares as of December 31, 2005, 2006 and 2007 if the Company had net income attributable to common stockholders are as follows:

	2005	2006	2007
Stock options	1,193,591	900,352	699,578

PIXELPLUS CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006 and 2007

27. Fair Value of Financial Instruments

The estimated fair value of the Company’s significant financial instruments at December 31, 2006 and 2007 are summarized as follows:

	Millions
	2006			2007
	Carrying amount		Fair value	Carrying amount	Fair value
Cash and cash equivalents	(Won)	12,224	12,224	628	628
Restricted deposits		945	945	6,002	6,002
Short-term instruments		153	153	—	—
Accounts receivable, net		4,989	4,989	3,165	3,165
Long-term loans to employees		178	153	170	137
Guarantee deposits		1,050	945	362	314
Trade accounts payable		3,361	3,361	542	542
Other accounts payable		1,306	1,306	825	825
Accrued expenses		452	452	129	129
Short-term borrowings		7,723	7,723	5,617	5,617

(i)	Cash and cash equivalents, restricted deposits, short-term instruments, accounts receivable, trade accounts payable, other accounts payable, accrued expenses and short-term borrowings

The carrying amount approximates fair value as these instruments are recorded at fair value or because of the short maturity of these instruments.

(ii)	Loans to employees and guarantee deposits

The fair value of loans and guarantee deposits is estimated based on discounted cash flow using current rates offered for loans or deposits with the same remaining maturities by financial institutions.

28. Subsequent Events

On April 14, 2008, the Company’s board of directors has authorized a one-for-four (1:4) reverse stock split of the Company’s American Depositary Shares (“ADSs”) effective as of the open of business day on April 14, 2008. The reverse stock split will reduce the number of the Company’s ADSs issued and outstanding from approximately 8,500,000 ADSs to approximately 2,125,000 ADSs, but will not affect a stockholder’s proportionate equity interest or voting rights in the Company. Effective April 14, 2008, the Company’s stock symbol will be appended with the letter “D” (PXPLD) for a period of twenty trading days in order to inform the investment community of the Company’s reverse stock split.