Form 20-F/A
period 2007-12-31
Pixelplus Co., Ltd.
filed 2008-07-24
CIK 1331588

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Commission file number: 000-51643

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☒  No

EXPLANATORY NOTE

This Amendment No. 1 to the registrant’s annual report for the fiscal year ended December 31, 2007 (File No. 000-51643) (“Original Annual Report”) is being filed solely for the purpose of correcting typographical errors included in Exhibit 13.1. Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and Exhibit 13.2. Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as set forth below:

•	on page 121 (Exhibit 13.1), changing the ending date of the period for the annual report from “December 31, 2006” to “December 31, 2007”: and

•	on page 122 (Exhibit 13.2), changing the ending date of the period for the annual report from “December 31, 2006” to “December 31, 2007.”

This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below. No other changes have been made to the Original Annual Report. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the original filing of the Original Annual Report.

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

Item 18. Financial Statements.

The consolidated financial statements for our company are included at the end of this Amendment No. 1.

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of the Registrant (English translation)

2.1*	Specimen common share certificate (English translation)

2.2*	Specimen American Depositary Receipt

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary and holders of American Depositary Receipts

4.1*	Form of 2003 Stock Option Agreement (English translation)

4.2*	Form of 2004 Stock Option Agreement (English translation)

4.3*	Termination Agreement, dated November 28, 2005, by and among JATF, MIC, Korea Venture Fund, certain common shareholders and the Registrant

4.4*	(Purchase) Basic Transaction Agreement, dated February 1, 2005, by and between the Registrant and Samsung Electro-Mechanics (English translation)

4.5*†	Wafer Foundry Service Agreement, dated November 3, 2003, by and among the Registrant, Dongbu Electronics Co., Ltd. and T2Net Technology Co., Ltd. (English translation)

4.6*†	Basic Agreement, dated September 17, 2004, by and between the Registrant and Dongbu Electronics Co., Ltd. (English translation)

4.7*	Form of Purchase Order from Ningbo Bird Co., Ltd.

4.8*†	Testing Agreement, dated May 31, 2004, by and between the Registrant and Tesna Co., Ltd. (English translation)

4.9*	Form of Bundang Lease Agreement (English translation)

4.10*	Loan guarantee issued by Seo Kyu Lee to Citibank (formerly known as Hanmi Bank) for the benefit of the Registrant (English translation)

4.11*	Loan guarantee issued by Seo Kyu Lee to Hana Bank for the benefit of the Registrant (English translation)

4.12*	Loan guarantee issued by Seo Kyu Lee to Industrial Bank of Korea for the benefit of the Registrant (English translation)

4.13*	Loan guarantee issued by Seo Kyu Lee to Korea Exchange Bank for the benefit of the Registrant (English translation)

4.16*†	Foundry Agreement, dated November 22, 2005, by and between the Registrant and United Microelectronics Corporation

4.18†	Commodity Purchase Agreement, dated October 14, 2005, by and between the Registrant and Logitech Europe S.A.

Exhibit Number	Description
4.19^	Form of 2005 Stock Option Agreement (English Translation)

4.20**	Form of 2006 Stock Option Agreement (English Translation)

4.21	Share Transfer and Termination and Release Agreement, dated July 10, 2007, by and between the Registrant and Pixelplus Technology Inc. and Huang Yo Chin

8.1^	List of Subsidiaries of the Registrant

11.1^	Code of Business Conduct and Ethics

11.2^	Code of Ethics for Chief Executive Officer and Senior Financial Officers

12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)

12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)

13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)

13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)

*	Previously filed with the relevant Registration Statement on Form F-1.
^	Previously filed with the Company’s 2005 Annual Report on Form 20-F.
**	Previously filed with the Company’s 2006 Annual Report on Form 20-F.
†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this amendment to its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment on its behalf on this 24th day of July, 2008.

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